As filed with the Securities and Exchange Commission on December 20, 2004

Registration Statement No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

STENA AB (PUBL)

(Exact name of Registrant as specified in its charter)

Kingdom of Sweden
(State or other jurisdiction of incorporation or organization)

4400
(Primary Standard Industrial Classification Code Number)

Inapplicable
(I.R.S. Employer Identification No.)

MASTHUGGSKAJEN
SE-405 19 GOTHENBURG, SWEDEN
011-46-31-85-50-00
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

CT CORPORATION SYSTEM
 111 EIGHTH AVENUE
 NEW YORK, NEW YORK 10011
 UNITED STATES
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Michael E. Gizang, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, New York 10036-6522
(212) 735-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit (1)	Proposed maximum aggregate offering price	Amount of registration fee
7% Senior Notes due 2016 (CUSIP:858577 AP4; ISIN:US858577AP47)	$250,000,000	100%	$250,000,000	$29,425

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f) under the Securities Act of 1933 as amended.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 20, 2004

PROSPECTUS

Offer to Exchange all Outstanding $250,000,000 7% Senior Notes due 2016 for $250,000,000
7% Senior Notes due 2016, Which Have Been Registered Under
the Securities Act of 1933, of

Stena AB (publ)

The exchange offer will expire at 5:00 P.M.,
New York City time, on                         , 2005, unless extended.

Terms of the exchange offer:

•	The exchange notes are being registered with the Securities and Exchange Commission and are being offered in exchange for the original notes that were previously issued in an offering exempt from the Securities and Exchange Commission's registration requirements. The terms of the exchange offer are summarized below and more fully described in this prospectus.

•	We will exchange all original notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer.

•	You may withdraw tenders of original notes at any time prior to the expiration of the exchange offer.

•	We believe that the exchange of original notes will not be a taxable event for U.S. federal income tax purposes, but you should see "Certain tax considerations" on page 137 of this prospectus for more information.

•	We will not receive any proceeds from the exchange offer.

•	The terms of the exchange notes are substantially identical to the original notes, except that the exchange notes are registered under the Securities Act and the transfer restrictions and registration rights applicable to the original notes do not apply to the exchange notes.

See "Risk Factors" beginning on page 15 for a discussion of the risks that should be considered by holders prior to tendering their original notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                         , 2004.

No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus in connection with the offer contained in this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by Stena AB. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances create an implication that there has been no change in the affairs of Stena AB since the date hereof. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy securities other than those specifically offered hereby or of any securities offered hereby in any jurisdiction where, or to any person whom, it is unlawful to make such offer or solicitation. The information contained in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies.

Stena AB is a stock corporation of limited liability incorporated in 1897 under the laws of the Kingdom of Sweden and governed by the Swedish Companies Act. Our principal executive offices are located at Masthuggskajen, SE-405 19 Gothenburg, Sweden, and our telephone number at that address is 46-31-855-000. Our registered office is in the Commune of Gothenburg, Vastra Gotaland County, Sweden. Our website address is http://www.stena.com. The information in our website is not part of this prospectus.

In this prospectus the terms "we," "us," "our," "Stena" and "Stena AB" refer to Stena AB (publ) and its subsidiaries, unless the context requires otherwise. The terms "SIBV" and "Stena Line" refer to Stena International B.V., our wholly owned subsidiary, and to an international passenger and freight ferry service operator that was consolidated as one of our subsidiaries as of October 31, 2000, respectively.

This prospectus discusses important business and financial information about us that is not included in or delivered with this document. You may request a copy of any of the documents which are referred to in this prospectus, at no cost, by writing or telephoning us at the following address or phone number.

Stena AB
Masthuggskajen
SE-405 19 Gothenburg, Sweden
Telephone: 011-46-31-85-5000
Attention: Staffan Hultgren

i

Service of process and enforcement of civil liabilities

Stena AB is a stock corporation incorporated under the laws of the Kingdom of Sweden. Substantially all of Stena AB's directors and executive officers and the experts named herein are residents of the Kingdom of Sweden. All or a substantial portion of the assets of Stena AB and of such individuals are located outside the United States. It may not be possible for investors to effect service of process within the United States upon Stena AB or such persons with respect to matters arising under the U.S. federal securities laws or to enforce against them judgments obtained in U.S. courts predicated upon the civil liability provisions of such laws. Stena AB has been advised by Wistrand Advokatbyra Goteborg KB, its Swedish counsel, that the United States and Sweden do not have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. Furthermore, such counsel has advised that (i) there is doubt whether an action could be brought in Sweden against Stena AB predicated solely upon the provisions of the U.S. federal securities laws and (ii) actions for enforcement of judgments of U.S. courts against Stena AB are not enforceable in Sweden, either by treaty or in practice, but are accepted on an evidential basis in a Swedish legal action.

Stena AB has appointed CT Corporation System, 111 Eighth Avenue, New York, New York 10011, as its agent for service of process in any action brought against it under the securities laws of the United States arising out of the offering.

Forward-looking statements

This prospectus includes statements that are, or may be deemed to be, "forward-looking statements" within the meaning of Section 27A of the Securities Act, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Some of these statements can be identified as "forward-looking statements" by the use of forward-looking terminology including terms such as "anticipate," "should," "likely," "foresee," "believe," "estimate," "expect," "intend," "continue," "could," "may," "plan," "project," "predict," "will" or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate.

Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements, include, but are not limited to:

•	changes in general economic and business conditions;

•	unanticipated changes in laws and regulations;

•	changes in currency exchange rates and interest rates;

•	risks incident to vessel operations, including discharge of pollutants;

•	introduction of competing services or products by other companies;

•	changes in trading or travel patterns;

•	increases of costs of operations or the inability to meet efficiency or cost reduction objectives;

•	changes in our business strategy; and

•	other risk factors listed in this prospectus and in our reports filed with or submitted to the SEC from time to time.

We do not intend, and undertake no obligation, to revise the forward-looking statements included in this prospectus to reflect any future events or circumstances. Our actual results,

performance or achievements could differ materially from the results expressed or implied by these forward looking statements. Factors that could cause or contribute to such differences include those discussed under the heading "Risk factors" in this prospectus.

Currency of presentation

Stena AB maintains its consolidated financial accounts in Swedish kronor. In this prospectus, references to "SEK" are to Swedish kronor, references to "US dollars," "dollars," "US$" or "$" are to US dollars, references to "EUR," "€" and "euro" are to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the treaty establishing the European Community, as amended by the Treaty on European Union, references to "DKK" are to Danish Kronor and references to "£," "pounds sterling" or "GBP" are to British pounds. For the convenience of the reader, this prospectus contains translations of Swedish kronor amounts into US dollars at specified rates. No representation is made that the Swedish kronor amounts have been, could have been or could be converted into US dollars at the rates indicated or at any other rates. Unless otherwise stated, the translations of Swedish kronor into US dollars have been made at $1.00 = SEK 7.2890, the noon buying rate in New York City for cable transfers in Swedish kronor as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on September 30, 2004. Unless otherwise stated, the translations of other currencies into SEK have been made at the applicable conversion rates as reported by Sveriges Riksbank, the Central Bank of Sweden, on September 30, 2004. No representation is made that these amounts have been, could have been or could be converted into such amounts at the rates indicated or at any other rates.

Glossary

The following are abbreviations and definitions of certain terms commonly used in the shipping industry and this prospectus.

Aframax tanker.    Tankers ranging in size from 80,000 dwt to 120,000 dwt.

Annual survey.    The inspection of a vessel pursuant to international conventions, by a classification society surveyor, on behalf of the flag state, that takes place every year.

Bareboat charter.    Rental or lease of an empty ship, without crew, stores or provisions with the lessee responsible for complete operation and maintenance of the vessel, including crewing.

Charter.     The hire of a vessel for a specified period of time or to carry a cargo for a fixed fee from a loading port to a discharging port. The contract for a charter is called a charterparty. A vessel is "chartered in" by a lessee and "chartered out" by a lessor.

Classification society.    A private self-regulatory organization which has as its purpose the supervision of vessels during their construction and afterward, in respect to their seaworthiness and upkeep, and the placing of vessels in grades or "classes" according to the society's rules for each particular type of vessel.

Contract of affreightment.    A contract between a shipowner and a shipper, whereby the shipowner undertakes to carry a cargo over a certain route on specified occasions.

DnV.    Det Norske Veritas, a Norwegian classification society.

Drydock.    Large basin where all the fresh/sea water is pumped out to allow a ship to dock in order to carry out cleaning and repairing of those parts of a vessel which are below the water line.

Dwt.    Deadweight tonne. A unit of a vessel's capacity, for cargo, fuel oil, stores and crew, measured in metric tonnes of 1,000 kilograms. A vessel's dwt or total deadweight is the total weight the vessel can carry when loaded to a particular load line.

Dynamic positioning (DP).    Computer controlled power management system which controls thrusters allowing a vessel to maintain position in most weather without anchors.

Freight unit.    Trucks, trailers, containers and railcars.

Gross ton.    Unit of 100 cubic feet or 2.831 cubic meters.

Hull.    Shell or body of a ship.

IMO.    International Maritime Organization, a United Nations agency that issues international standards for shipping.

Lane meter.    Number of useable length meters of lanes for cars, trailers or trucks, except with respect to RoRo vessels that do not carry cars.

Lightering.    To put cargo in a lighter to partially discharge a vessel or to reduce her draft. A lighter is a small vessel used to transport cargo from a vessel anchored offshore.

Linkspan.    The docking facility for the HSS vessels.

Lloyds Register.    British ship classification society.

Newbuilding.    A new vessel recently delivered or under construction.

Offhire.    The period a vessel is unable to perform the services for which it is immediately required under its contract. Offhire periods, which may be scheduled or unscheduled, include days spent on repairs, drydockings, special surveys, vessel upgrades, initial positioning after the purchase of a vessel and periods awaiting employment.

P&I Insurance.     Third party insurance obtained through a mutual association (P&I Club) formed by shipowners to provide protection from large financial loss to one member by contribution towards that loss by all members.

Panamax tanker.     Tankers ranging in size from 60,000 dwt to 80,000 dwt.

Product tanker.    Vessels designed to carry a variety of liquid products varying from crude oil to clean and dirty petroleum products, acids and other chemicals. The tanks are coated, this being a requirement of some of the products carried, and the ship may have equipment designed for the loading and unloading of cargoes with a high viscosity.

RoPax vessels.    Vessels designed to transport trucks, freight trailers, buses and cars and which also provide cabin accommodations for passengers.

RoRo vessels.    Vessels designed primarily to transport freight trailers and a limited number of passengers.

Scrapping.     The disposal of old vessel tonnage by way of sale as scrap metal.

Semi-submersible rig.    Semi-submersible rigs are floating platforms which, by means of a water ballasting system, can be submerged to a predetermined depth so that a substantial portion of the lower hulls, or pontoons, is below the water surface during drilling operations. Semi-submersible rigs are capable of operating in the "submerged" mode sitting on the seabed in water depths of approximately 40 to 50 feet. Typically, the rig is "semi-submerged," remaining afloat, off bottom, in a position in which the lower hull is approximately 60 feet below the water line and the upper deck protrudes well above the surface. These rigs maintain their position over the well through the use of an anchoring system or a computer-controlled thruster system. Semi-submersible rigs are divided into five generations which are determined by rig design and the year of delivery of the units. Generally, first generation drilling rigs are drilling rigs that were delivered before 1973, second generation drilling rigs are drilling rigs that were delivered between 1973 and 1981, third generation drilling rigs are drilling rigs that were delivered between 1982 and 1985 and fourth generation drilling rigs are drilling rigs that have been delivered since 1986. Fifth generation drilling rigs are drilling rigs that have been delivered since 1997.

Service speed.    The average maximum speed a vessel can reach when utilized on a daily basis.

Shuttle tankers.    A tanker, usually with special fittings for mooring, which lifts oil from offshore fields and transports it to a shore side storage or refinery terminal on repeated trips.

Spot market.    The market for immediate chartering of a vessel, usually on voyage charters.

Tanker.    Ship designed for the carriage of liquid cargoes in bulk with cargo space consisting of many tanks. Tankers carry a variety of products including crude oil, refined products, liquid chemicals and liquid gas. Tankers load their cargo by gravity from the shore or by shore pumps and discharge using their own pumps.

Time charter.    The hire of a vessel for a specified period of time. The lessor provides the ship with crew, stores and provisions, ready in all aspects to load cargo and proceed on a voyage and pays for insurance, repairs and maintenance. The lessee pays for bunkering and all voyage related expenses including canal tolls and port charges.

ULCC.    Ultra large crude carrier—a tanker larger than 320,000 dwt.

VLCC.    Very large crude carrier—a tanker of 200,000 to 320,000 dwt.

v

Summary

This summary highlights information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. We urge you to read this entire prospectus carefully, including the "Risk factors" section and our consolidated financial statements and related notes.

Our business

Stena AB is one of the largest privately held companies in Sweden. We own and operate one of the world's largest international passenger and freight ferry services and own and charter drilling rigs, Roll-on/Roll-off vessels and crude oil and petroleum product tankers. In addition, we invest in and manage residential and commercial real estate, principally in Sweden. We also invest in other businesses not related to our traditional lines of business. For the nine months ended September 30, 2004, we generated revenues of SEK 12.3 billion. Cash flows from operating activities for the same period were SEK 1.2 billion, of which SEK 0.9 billion was generated by our restricted group which, for purposes of the indenture governing the notes, includes most of our businesses, including the real estate business of Bostads AB Drott, or Drott, which was consolidated as a subsidiary in August 2004, but does not include our other real estate activities and two subsidiaries primarily engaged in investment activities.

Business segments

Ferry operations.    We operate 18 routes and 35 vessels in Scandinavia and the United Kingdom under the "Stena Line" and "Scandlines" brand names. Our ferry operations generate revenues from three principal business activities: (i) travel, which consists primarily of ticket sales for passengers and private cars, package tours and hotel sales; (ii) onboard sales, which consists primarily of retail sales, restaurants, bars, arcades, gaming and, on one of our routes, duty and tax free sales; and (iii) freight, which consists primarily of trailer and truck transportation. For the twelve months ended September 30, 2004, we carried a total of 12.6 million passengers, 2.4 million private cars and 1.3 million freight units on our routes. For the twelve months ended September 30, 2004, excluding the sale of vessels, our ferry operations generated revenues of SEK 8.8 billion, operating income of SEK 478 million and depreciation and amortization expense of SEK 861 million. Ferry operations revenues were generated from travel (36%), on board sales (24%) and freight/other (40%).

Offshore drilling.    We own and operate three third generation and two fifth generation semi-submersible drilling rigs. We believe our excellent safety record, our quality of service and fleet provide us with a significant competitive advantage. For the five years ended December 31, 2003, our average rig utilization rate was approximately 88% (excluding planned offhire days). For the twelve months ended September 30, 2004, our drilling operations generated revenues of approximately SEK 1.5 billion, operating income (loss) of SEK (155) million and depreciation and amortization expense of SEK 623 million.

Shipping.    Our shipping operations consist of the ownership and chartering of Roll-on/Roll-off vessels and crude oil and petroleum product tankers. To support these activities, we are also engaged in the design, purchase, sale, management and staffing of these vessels. We generally collect charter hire payments monthly in advance in the case of time charters and upon completion with respect to charters on the spot market.

Roll-on/Roll-off vessels.    Roll-on/Roll-off vessels permit trucks, freight trailers, buses and cars to drive directly onto and off the ship. As a result, these vessels permit more rapid loading and unloading and do not require cranes or other port facilities associated with traditional cargo handling and container ship operations. Our Roll-on/Roll-off vessel operations are divided into RoPax vessels, which carry trucks, freight trailers, buses and cars and provide accommodations for passengers, RoRo vessels, which carry freight trailers only and limited number of passengers, and car/passenger ferry vessels.

Over the past five years, our RoRo, RoPax and car/passenger ferry fleet size has ranged from seven to 15 vessels. As of September 30, 2004, we owned six RoRo vessels and two RoPax vessels. As of September 30, 2004, we also chartered in one RoRo vessel. In October 2004, we sold one of our RoRo vessels to a joint venture. Over the last five years, our average utilization rate was approximately 97% (excluding planned offhire days).

Crude oil and petroleum product transportation.    We own, charter in and provide commercial management services for, crude oil and product tankers. We lease two Product tankers pursuant to long-term finance leases and have 50% interests in three shuttle tankers. We have six additional tankers on order. As of September 30, 2004, we also chartered in 29 Product, Aframax, Panamax and Suezmax tankers. For the five years ended December 31, 2003, our average tanker utilization rate was approximately 97% (excluding planned offhire days). Our aggregate remaining cost for our six additional tankers, as of September 30, 2004, fully equipped, was approximately $184 million.

For the twelve months ended September 30, 2004, excluding the sale of vessels, our shipping business generated revenues of SEK 2.9 billion, operating income of SEK 528 million and depreciation and amortization expense of SEK 165 million.

Real estate.    We acquire, refurbish and manage residential and commercial properties. Our properties are primarily located in Sweden. As of September 30, 2004, we owned approximately 397 properties, including approximately 225 properties which we acquired through our acquisition of Bostads AB Drott, referred to hereafter as Drott. As of September 30, 2004 we owned approximately 97% of the outstanding shares of Drott which we acquired for approximately SEK 3.1 billion. We intend to sell approximately 20% of Drott's residential properties, based on aggregate square meters, including properties that were sold prior to our consolidation of Drott as a subsidiary.

For the twelve months ended September 30, 2004, excluding the sale of properties, our real estate business generated revenues of SEK 1.1 billion, operating income of SEK 450 million and depreciation and amortization expense of SEK 122 million.

Our strengths

Diversified operations.    We operate in five businesses: ferries, offshore drilling, Roll-on/Roll-off vessels, crude oil and petroleum product transportation and real estate. These operations provide us with a diversified revenue and earnings stream that has served to insulate us from the volatility of any of these businesses individually.

Substantial asset base and cash flow from operating activities.    We believe that we own and operate a high-quality fleet of ferries, drilling rigs, Roll-on/Roll-off vessels and crude oil tankers. We also own a substantial portfolio of real estate properties. As of September 30, 2004, the book value of our tangible fixed assets was approximately 1.4 times the amount of our indebtedness. Historically, our assets have generated significant levels of cash flow from operating activities. As our asset base has grown, our cash flow from operating activities has grown from SEK 0.9 billion in 1999 to SEK 1.8 billion in 2003.

High utilization rates.    We have achieved high utilization rates for our assets in our shipping and offshore drilling businesses. For the five years ended December 31, 2003, our average utilization rates for Roll-on/Roll-off vessels, crude oil tankers and offshore drilling rigs were approximately 97%, 97% and 88%, respectively (excluding planned offhire days).

Proven management team.    We have over fifty years of experience in various aspects of the shipping business. Our current senior management team, which has been in place since 1984, has been responsible for developing and executing our strategy. This team has experience in acquiring assets at attractive prices, operating them efficiently and selling them as favorable opportunities arise as we have done in the case of our sale of tankers to Arlington Tankers Ltd. or Arlington. We have redeployed the net proceeds from these asset sales to finance the growth of our business.

Our strategy

Maintain strong financial position.    We operate in capital intensive businesses. We intend to maintain a strong financial position and substantial liquidity that should enable us to continue to access capital to fund our businesses. We financed the expansion of our asset base in part by selectively disposing of assets, enabling us to maintain a strong financial position. We have benefited from strong cash flow as a result of our substantial investment over the last five years.

Selectively expand our businesses.    We continuously monitor the businesses in which we operate and seek to take advantage of opportunities to expand our business. As a result of increasing activity levels in our crude oil and petroleum transportation business, we have orders for six additional Panamax, Aframax and Product tankers and have increased the number of chartered in tankers. We have selectively expanded our ferry route network through our acquisition in 2004 of P&O's Fleetwood-Larne ferry operations and our acquisition in 2002 of a North Sea route between England and The Netherlands. We have also increased our investments in real estate over the last 12 months through our acquisition of approximately 97% of the outstanding shares of Drott.

Recent developments

Arlington Tankers.    In November 2004 we sold our 75% interests in two of our new Panamax tankers and two of our new Product tankers to Arlington, a newly formed public company which we organized with our affiliate Concordia Maritime AB (publ), or Concordia. The sale price for the two Product tankers and our interests in the Panamax tankers was $147.0 million in cash and 690,421 common shares of Arlington, which represent 4.5% of the total outstanding shares of Arlington. The common shares of Arlington trade on the New York Stock Exchange under the symbol ATB. In connection with this sale, we agreed to time charter the four tankers from Arlington for a period of five years with options to extend each charter for three additional years in extension terms of one year each. We have also agreed with Arlington, in certain circumstances at Arlington's option, to take over the remaining terms of the five year time charters of two V-Max VLCC tankers which Concordia sold to Arlington concurrently with our sale of tankers, after the end of the third year and prior to commencement of the fourth year of such charters. Our subsidiary, Northern Marine, has agreed to manage all six of Arlington's tankers during the terms of the charters for a fixed daily fee per vessel which increases 5% annually.

Revolving Credit Facility.    In December 2004 we refinanced a number of our existing facilities, including the 2001 and 2002 revolving credit facilities, with a new $1 billion revolving credit facility that is secured by the same assets that secured the borrowings that were refinanced.

Summary of the exchange offer

On November 23, 2004, we completed the private offering of $250,000,000 aggregate principal amount of 7% Senior Notes due 2016. As part of that offering, we entered into a registration rights agreement with the initial purchasers of these original notes in which we agreed, among other things, to deliver this prospectus to you and to complete an exchange offer for the original notes. Below is a summary of the exchange offer.

Securities offered	Up to $250,000,000 aggregate principal amount of new 7% Senior Notes due 2016, which have been registered under the Securities Act. The form and terms of these exchange notes are identical in all material respects to those of the original notes. The exchange notes, however, will not contain transfer restrictions and registration rights applicable to the original notes.

The exchange offer	We are offering to exchange $1,000 principal amount of our 7% Senior Notes due 2016, which have been registered under the Securities Act, for each $1,000 principal amount of our outstanding 7% Senior Notes due 2016.

In order to be exchanged, an original note must be properly tendered and accepted. All original notes that are validly tendered and not withdrawn will be exchanged. As of the date of this prospectus, there are $250,000,000 principal amount of original notes outstanding. We will issue exchange notes promptly after the expiration of the exchange offer.

Resales	Based on interpretations by the staff of the SEC, as detailed in a series of no-action letters issued to third parties, we believe that the exchange notes issued in the exchange offer may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act as long as:

•	you are acquiring the exchange notes in the ordinary course of your business;

•	you are not participating, do not intend to participate and have no arrangement or understanding with any person to participate, in a distribution of the exchange notes; and

•	you are not an affiliate of ours.

If you are an affiliate of ours, are engaged in or intend to engage in or have any arrangement or understanding with any person to participate in the distribution of the exchange notes:

•	you cannot rely on the applicable interpretations of the staff of the SEC; and

•	you must comply with the registration requirements of the Securities Act in connection with any resale transaction.

Each broker or dealer that receives exchange notes for its own account in exchange for original notes that were acquired as a result of market-making or other trading activities must acknowledge that it will comply with the registration and prospectus delivery requirements of the Securities Act in connection with any offer to resell, resale, or other transfer of the exchange notes issued in the exchange offer, including the delivery of a prospectus that contains information with respect to any selling holder required by the Securities Act in connection with any resale of the exchange notes.

Furthermore, any broker-dealer that acquired any of its original notes directly from us:

•	may not rely on the applicable interpretation of the staff of the SEC's position contained in Exxon Capital Holdings Corp., SEC no-action letter (May 13, 1988), Morgan, Stanley & Co. Inc., SEC no-action letter (June 5, 1991) and Shearman & Sterling, SEC no-action letter (July 2, 1993); and

•	must also be named as a selling noteholder in connection with the registration and prospectus delivery requirements of the Securities Act relating to any resale transaction.

Expiration date	5:00 p.m., New York City time, on unless we extend the expiration date.

Accrued interest on the exchange notes and original notes	The exchange notes will bear interest from the most recent date to which interest has been paid on the original notes. If your original notes are accepted for exchange, then you will receive interest on the exchange notes and not on the original notes.

Conditions to the exchange offer	The exchange offer is subject to customary conditions. We may assert or waive these conditions in our sole discretion. If we materially change the terms of the exchange offer, we will resolicit tenders of the original notes. See "The exchange offer—Conditions to the exchange offer" for more information regarding conditions to the exchange offer.

Procedures for tendering original notes	Except as described in the section titled "The exchange offer—Guaranteed delivery procedures," a tendering holder must, on or prior to the expiration date:

•	transmit a properly completed and duly executed letter of transmittal, including all other documents required by the letter of transmittal, to the exchange agent at the address listed in this prospectus; or

•	if original notes are tendered in accordance with the book-entry procedures described in this prospectus, the tendering holder must transmit an agent's message to the exchange agent at the address listed in this prospectus.

See "The exchange offer—Procedures for tendering."

Special procedures for beneficial holders	If you are the beneficial holder of original notes that are registered in the name of your broker, dealer, commercial bank, trust company or other nominee, and you wish to tender in the exchange offer, you should promptly contact the person in whose name your original notes are registered and instruct that person to tender on your behalf. See "The exchange offer—Procedures for tendering."

Guaranteed delivery procedures	If you wish to tender your original notes and you cannot deliver your original notes, the letter of transmittal or any other required documents to the exchange agent before the expiration date, you may tender your original notes by following the guaranteed delivery procedures under the heading "The exchange offer—Guaranteed delivery procedures."

Withdrawal rights	Tenders may be withdrawn at any time before 5:00 p.m., New York City time, on the expiration date.

Acceptance of original notes and delivery of exchange notes	Subject to the conditions stated in the section "The exchange offer—Conditions to the exchange offer" of this prospectus, we will accept for exchange any and all original notes which are properly tendered in the exchange offer before 5:00 p.m., New York City time, on the expiration date. The exchange notes will be delivered promptly after the expiration date. See "The exchange offer—Terms of the exchange offer."

Certain tax considerations	We believe that your exchange of original notes for exchange notes to be issued in the exchange offer will not be a taxable event for U.S. federal income tax purposes. See "Certain tax considerations."

Exchange agent	JPMorgan Chase Bank, N.A. is serving as exchange agent in connection with the exchange offer. The address and telephone number of the exchange agent are listed under the heading "The exchange offer—Exchange agent."

Use of proceeds	We will not receive any proceeds from the issuance of exchange notes in the exchange offer. We will pay all expenses incident to the exchange offer. See "Use of proceeds."

Summary of the terms of the notes

The form and terms of the exchange notes and the original notes are identical in all material respects, except that the transfer restrictions and registration rights applicable to the original notes do not apply to the exchange notes. The exchange notes will evidence the same debt as the original notes and will be governed by the same indenture. For a more complete understanding of the notes, please refer to the section of this document entitled "Description of notes." For purposes of the description of the notes included in this prospectus, references to the "Company," "Issuer," "us," "we" and "our" refer only to Stena AB (Publ) and do not include our subsidiaries.

Exchange notes offered	$250,000,000 million aggregate principal amount of 7% Senior Notes due 2016.

Maturity	December 1, 2016.

Interest payment dates	June 1 and December 1, commencing June 1, 2005.

Optional redemption	The notes will be redeemable at our option, in whole or in part, at any time on and after December 1, 2009, at the redemption prices set forth in this prospectus, together with accrued and unpaid interest, if any, to the date of redemption.

Optional tax redemption	The notes are redeemable, in whole, but not in part, at our option, at a price equal to 100% of the principal amount thereof, together with any accrued and unpaid interest to the date of redemption, in the event of a change in tax law requiring the imposition of withholding taxes by the Kingdom of Sweden or by any other jurisdiction in which Stena AB is resident for tax purposes. Our credit facilities restrict our ability to optionally redeem the notes. See "Description of other indebtedness."

Sinking fund	No sinking fund payments will be required.

Ranking	The original notes are, and the exchange note will be,

•	our unsecured obligations;

•	effectively junior to secured debt;

•	senior to any future senior subordinated or subordinated debt; and

•	structurally subordinated to all existing and future liabilities (including trade payables) of our subsidiaries, including those under our credit facilities.

The original notes do, and the exchange note will, rank equally with all of our existing and future unsecured unsubordinated debt.

Amounts borrowed under our new revolving credit facility which refinanced our previous revolving credit facilities and other facilities are obligations of SIBV and Stena (Switzerland) AG and is guaranteed by us and certain of our subsidiaries. As of September 30, 2004, on an as adjusted basis after giving effect to the offering of the original notes and the receipt and application of the net proceeds of the original notes, as more fully described in "Use of proceeds":

•	we had approximately SEK 24.5 billion ($3.4 billion) of total indebtedness, of which approximately SEK 6.1 billion ($0.8 billion) was the obligation of our unrestricted subsidiaries and SEK 18.4 billion ($2.6 billion) was the obligation of our restricted subsidiaries; and

•	all of our outstanding indebtedness was senior indebtedness, SEK 20.0 billion ($2.7 billion) of which was secured indebtedness to which the notes will be effectively subordinated to the extent the assets are pledged as collateral to the secured debt.

Covenants	The indenture governing the notes contains covenants that limit our ability and the ability of our restricted subsidiaries to:

•	incur additional debt;

•	issue preferred stock;

•	make other restricted payments including investments;

•	create liens;

•	sell or otherwise dispose of assets, including capital stock of subsidiaries;

•	enter into agreements that restrict dividends from subsidiaries;

•	enter into mergers or consolidations;

•	enter into transactions with affiliates and related persons;

•	guarantee indebtedness; and

•	enter into sale/leaseback transactions.

These covenants are subject to a number of important exceptions and qualifications. For more details, see "Description of notes."

Change of control	Upon the occurrence of a change of control, which may include transactions approved by our board of directors, we will be obligated to make an offer to purchase all outstanding notes at a purchase price equal to 101% of their principal amount, together with accrued and unpaid interest, if any, to the date of purchase.

Asset sales	In connection with certain asset dispositions, we may be required to use the excess proceeds from those asset dispositions to make an offer to purchase the notes at 100% of their principal amount, together with accrued and unpaid interest, if any, to the date of purchase. See "Description of notes — Certain covenants."

Summary consolidated financial information and other data

The following summary sets forth our consolidated financial information and operating data for the periods indicated. The summary consolidated financial information and other data for the years ended December 31, 2001, 2002 and 2003 are derived from our audited consolidated financial statements which have been audited by KPMG Bohlins AB. The summary consolidated financial information and other data for the nine months ended September 30, 2003 and 2004 are derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The information set forth below should be read in conjunction with "Management's discussion and analysis of financial condition and results of operations," "Selected consolidated financial information and other data" and our consolidated financial statements and the related notes contained elsewhere in this prospectus.

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in Sweden, referred to as Swedish GAAP, which differs, in certain significant respects, from generally accepted accounting principles in the United States, referred to as US GAAP. Reconciliation of such differences which significantly affect the determination of net income for the years ended December 31, 2001, 2002 and 2003 and stockholders' equity as of December 31, 2002 and 2003 is set forth in Note 31 to our consolidated financial statements. Reconciliation of such differences which significantly affect the determination of net income for the nine months ended September 30, 2003 and 2004 and the stockholders equity as of September 30, 2004 is set forth in Note 6 to our unaudited condensed consolidated financial statements.

Restricted group data represents our summary consolidated financial data including from August 10, 2004, the portion of our real estate business conducted through Drott, but excluding our other real estate operations and, with effect from January 1, 2003, two subsidiaries, whose activities consist primarily of investing in securities. For purposes of the indenture, these two subsidiaries and our subsidiaries which conduct our real estate operations, other than our Drott operations, are designated unrestricted subsidiaries and, as a result, will not be bound by the restrictive provisions of the indenture. As of September 30, 2004, these unrestricted subsidiaries had outstanding indebtedness of approximately SEK 6.1 billion ($0.8 billion), all of which was non-recourse to Stena AB and its restricted subsidiaries and, in the case of the real estate subsidiaries, was secured by their real property interests.

	Year ended December 31,				Nine months ended September 30,
(In millions)	2001	2002	2003	2003	2003	2004	2004
	SEK	SEK	SEK	$[1]	SEK	SEK	$[1]
Consolidated group [2]
Income Statement Data (Swedish GAAP):
Total revenues	13,104	13,425	13,619	1,868	10,578	12,265	1,683
Direct operating expenses	(8,829)	(9,020)	(9,333)	(1,280)	(7,119)	(8,101)	(1,112)
Selling and administrative expenses	(1,421)	(1,468)	(1,522)	(209)	(1,094)	(1,184)	(162)
Depreciation and amortization	(1,605)	(1,764)	(1,742)	(239)	(1,267)	(1,322)	(182)
Income from operations	1,267	1,173	1,022	140	1,098	1,658	227
Interest income	120	212	85	12	67	78	11
Interest expense	(913)	(1,036)	(824)	(113)	(644)	(715)	(98)
Net income	1,410	1,031	519	71	594	1,315	180
Balance Sheet Data (Swedish GAAP):
Cash and marketable securities [3]	3,635	3,499	4,568	627	3,705	3,974	545
Total assets	35,062	30,664	30,127	4,133	29,578	43,492	5,967
Total debt [4]	19,028	14,756	14,826	2,033	14,471	24,441	3,354
Stockholders' equity	11,110	11,589	11,470	1,574	11,566	12,463	1,709
Other Data (Swedish GAAP):
Capital expenditures	(3,875)	(2,359)	(3,148)	(432)	(2,673)	(2,540)	(349)
Adjusted EBITDA [5]	2,978	3,202	2,851	391	2,434	3,052	419
Cash flow from operating activities	1,026	2,143	1,790	246	1,073	1,243	170
Cash flow from investing activities	(1,998)	936	(3,556)	(488)	(2,750)	(4,854)	(666)
Cash flow from financing activities	2,014	(3,164)	1,444	198	697	3,087	423
Earnings to fixed charges [6]	1.4x	1.7x	1.4x	1.4x	1.7x	2.5x	2.5x
Consolidated Amounts (US GAAP):
Income from operations	1,328	1,106	1,012	139	1,011	1,518	208
Net income	942	1,413	316	43	425	1,954	268
Total assets	34,049	30,401	30,761	4,220	29,202	48,562	6,662
Stockholders' equity	10,352	10,671	10,954	1,503	10,834	12,880	1,767

Footnotes to table appear on pages 13-14.

	Year ended December 31,				Nine months ended September 30,
(In millions)	2001	2002	2003	2003	2003	2004	2004
	SEK	SEK	SEK	$[1]	SEK	SEK	$[1]
Restricted group [2]
Income Statement Data (Swedish GAAP):
Total revenues	12,288	12,448	12,565	1,724	9,755	10,961	1,504
Direct operating expenses	(8,541)	(8,677)	(8,960)	(1,229)	(6,840)	(7,347)	(1,008)
Selling and administrative expenses	(1,360)	(1,397)	(1,448)	(199)	(1,048)	(1,105)	(152)
Depreciation and amortization	(1,552)	(1,703)	(1,667)	(229)	(1,219)	(1,252)	(172)
Income from operations	853	671	490	67	648	1,257	172
Interest income	112	207	122	17	45	101	14
Interest expense	(671)	(773)	(585)	(80)	(408)	(504)	(69)
Net income	1,251	855	274	38	387	836	115
Balance Sheet Data (Swedish GAAP):
Cash and marketable securities [3]	3,584	3,277	2,265	311	2,041	2,606	358
Total assets	30,207	25,611	24,892	3,415	24,386	37,444	5,137
Total debt [4]	14,359	10,089	9,936	1,363	9,749	18,373	2,521
Stockholders' equity	11,300	11,723	11,533	1,582	11,509	11,844	1,625
Other Data (Swedish GAAP):
Capital expenditures	(2,558)	(1,840)	(2,860)	(392)	(2,436)	(2,260)	(310)
Adjusted EBITDA [5]	2,503	2,634	2,281	313	1,914	2,604	357
Adjusted EBITDA to interest expense	3.7x	3.4x	3.9x	3.9x	4.7x	5.2x	5.2x
Total debt to Adjusted EBITDA	5.7x	3.8x	4.4x	4.4x	—	—	—
Net debt to Adjusted EBITDA [6]	4.3x	2.6x	3.4x	3.4x	—	—	—
Earnings to fixed charges [7]	1.3x	1.6x	1.2x	1.2x	1.5x	2.1x	2.1x

(1) Amounts in US dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 7.2890, the noon buying rate on September 30, 2004.

(2) Restricted group data represents our consolidated financial data including from August 10, 2004, the portion of our real estate business conducted through Drott, but excluding our other real estate business and, with effect from January 1, 2003, two subsidiaries whose activities consist primarily of investing in securities.

(3) Cash and marketable securities consists of cash and cash equivalents, short-term investments and marketable securities.

(4) Total debt includes short-term debt, long-term debt and capitalized lease obligations, current and noncurrent.

(5) "Adjusted EBITDA" is defined as consolidated operating income plus cash dividends from affiliated companies, interest income, depreciation, amortization and non-cash charges minus aggregate gains on vessel dispositions to the extent such gains exceed 25% of operating income. We have included information in this prospectus relating to Adjusted EBITDA because it conforms with the definition of Consolidated Cash Flow in the indentures governing our 9 5/8% Senior Notes due 2012 and our 7.5% Senior Notes due 2013 and the indenture that will govern the notes offered hereby. Our ability to incur debt pursuant to these indentures is limited by a pro forma calculation of the ratio of Consolidated Cash Flow to Consolidated Interest Expense. Pursuant to these indentures, we may incur additional debt so long as the pro forma ratio of Consolidated Cash Flow to Consolidated Interest Expense exceeds 2.00 to 1.00 for the restricted group subject to certain exceptions as defined in the indentures. Adjusted EBITDA is not a measure in accordance with Swedish GAAP or US GAAP and should not be used as an alternative to cash flows or as a measure of liquidity and should be read in conjunction with the consolidated statements of cash flows contained in our consolidated financial statements included elsewhere herein. The computation of Adjusted EBITDA and a reconciliation to cash flows from operating activities is presented below:

	Year ended December 31,				Nine months ended September 30,
(In millions)	2001	2002	2003	2003	2003	2004	2004
	SEK	SEK	SEK	$	SEK	SEK	$[1]
Consolidated group
Income from operations	1,267	1,173	1,022	140	1,098	1,658	227
Adjustments:
Cash dividends received [a]	—	52	—	—	—	—	—
Interest income	120	212	85	12	67	78	11
Depreciation and amortization	1,605	1,764	1,742	239	1,267	1,322	182
Minority interest	4	1	2	—	2	(6)	(1)
Non-recurring items, non-cash	(18)	—	—	—	—	—	—
Adjusted EBITDA	2,978	3,202	2,851	391	2,434	3,052	419
Adjustments:
(Gain)/loss on sale of property, vessels and equipment	(194)	(151)	(241)	(34)	(186)	(394)	(54)
Net cash flows from trading securities	(227)	42	11	2	(50)	(346)	(48)
Interest expense	(913)	(1,036)	(824)	(113)	(644)	(715)	(98)
Foreign exchange (gains) losses	(18)	441	295	41	(156)	(58)	(8)
Other non-cash items	(392)	(2)	(51)	(7)	53	(4)	(1)
Changes in working capital	(316)	(318)	(212)	(29)	(400)	(244)	(33)
Other items	108	(35)	(39)	(5)	22	(48)	(7)
Cash flow from operating activities	1,026	2,143	1,790	246	1,073	1,243	170

	Year ended December 31,				Nine months ended September 30,
(In millions)	2001	2002	2003	2003	2003	2004	2004
	SEK	SEK	SEK	$	SEK	SEK	$[1]
Restricted group
Income from operations	853	671	490	67	648	1,257	172
Adjustments:
Cash dividends received [a]	—	52	—	—	—	—	—
Interest income	112	207	122	17	45	101	14
Depreciation and amortization	1,552	1,703	1,667	229	1,219	1,252	172
Minority interest	4	1	2	—	2	(6)	(1)
Non-recurring items, non-cash	(18)	—	—	—	—	—	—
Adjusted EBITDA	2,503	2,634	2,281	313	1,914	2,604	357
Adjustments:
(Gain)/loss on sale of property, vessels and equipment	(153)	(47)	(114)	(16)	(65)	(318)	(44)
Net cash flows from trading securities	(227)	44	11	2	(50)	(355)	(49)
Interest expense	(671)	(773)	(585)	(80)	(408)	(504)	(69)
Foreign exchange (gains) losses	(18)	441	293	40	(157)	(57)	(8)
Other non-cash items	(392)	(2)	139	19	52	(10)	(1)
Changes in working capital	(295)	(544)	(75)	(11)	(266)	(415)	(57)
Other items	117	(46)	(45)	(6)	4	(70)	(9)
Cash flow from operating activities	864	1,707	1,905	261	1,024	875	120

(a) Cash dividends received excludes dividends received on investments held for trading purposes, but includes dividends from strategic investments.

(6) Net debt is defined as total debt less cash and cash equivalents, short-term investments and marketable securities.

(7) For purposes of computing the ratio of earnings to fixed charges, earnings consist of profit before tax plus fixed charges (excluding capitalized interest). Fixed charges consist of interest (expensed and capitalized) on all indebtedness, plus a proportion of rental expense deemed to be representative of the interest factor.

Risk factors

Our business, operations and financial condition are subject to various risks. Some of these risks are described below and you should take these risks into account in evaluating us or any investment decision involving us or in deciding whether to participate in the purchase of the notes offered hereby. This section does not describe all risks applicable to us, our industry or our business and is intended only as a summary of certain material factors.

Risks relating to the notes

You may have difficulty selling the original notes that you do not exchange.

If you do not exchange your original notes for exchange notes in the exchange offer, you will continue to be subject to the restrictions on transfer of your original notes described in the legend on your original notes. The restrictions on transfer of your original notes arise because we issued the original notes under exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer or sell the original notes if they are registered under the Securities Act and applicable state securities laws, or offered and sold under an exemption from these requirements. We do not intend to register the original notes under the Securities Act. To the extent original notes are tendered and accepted in the exchange offer, the trading market, if any, for the original notes would be adversely affected. See "The exchange offer—Consequences of exchanging or failing to exchange original notes."

Our level of indebtedness could limit cash flow available for our operations and could adversely affect our operations and flexibility.

As of September 30, 2004, after giving effect to the offering of $250 million principal amount of 7% Senior Notes due 2016 and the application of the net proceeds to repay borrowings under our revolving credit facilities (which have since been refinanced by our new revolving credit facility), we and our subsidiaries had outstanding consolidated indebtedness of SEK 24.5 billion ($3.4 billion), of which SEK 6.1 billion ($0.8 billion) was the obligation of unrestricted subsidiaries (as defined in the indenture for the notes offered hereby), and our total debt as a percentage of our total capitalization was approximately 66%.

Our indebtedness could restrict our operations and make it more difficult for us to fulfill our obligations under the notes. Among other things, our indebtedness may:

•	limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions of vessels or other strategic acquisitions and general corporate purposes;

•	require us to dedicate all or a substantial portion of our cash flow to service our debt, which will reduce funds available for other business purposes, such as capital expenditures or acquisitions;

•	limit our flexibility in planning for or reacting to changes in the markets in which we compete;

•	place us at a competitive disadvantage relative to our competitors with less indebtedness;

•	render us more vulnerable to general adverse economic and industry conditions; and

•	make it more difficult for us to satisfy our financial obligations, including those relating to the notes or be able to refinance maturing indebtedness.

Subject to compliance with various financial and other covenants imposed by our new revolving credit facility, the agreements governing our other indebtedness and the indenture, we and our subsidiaries may incur additional indebtedness from time to time, including to finance the purchase or completion of newbuildings and other vessels. In the last two years we have agreed to purchase 14 newbuildings and currently have six tankers and two RoPax vessels on order. Our aggregate remaining cost for our six additional tankers, as of September 30, 2004, fully equipped, was approximately $184 million. We entered into contracts to purchase the two RoPax vessels in October 2004 for an aggregate cost of $132 million.

Although certain indebtedness of ours bears a fixed rate of interest, certain other indebtedness of ours bears interest at rates that fluctuate with prevailing interest rates. As a result, our interest expense under such facilities could increase. In addition, future financings we may undertake may also provide for rates that fluctuate with prevailing interest rates that could increase. We currently hedge a portion of our interest rate exposure. However, there can be no assurance that such debt will be effectively hedged or that we will continue such hedging.

Our incurrence of additional debt could further increase the risks described in this prospectus and could result in a material adverse effect on our business, financial condition, results of operations and ability to satisfy our obligations under the notes.

Our ability to service our debt and meet our cash requirements depends on many factors, some of which are beyond our control.

Although there can be no assurances, we believe that the level of borrowings available to us combined with cash from our operations will be sufficient to provide for our cash requirements. To date, we have been able to generate sufficient cash flow from operations, borrowings and refinancings to meet interest and principal payments on our indebtedness. However, our continued ability to satisfy our obligations will depend on our future operating performance and financial results that will be subject, in part, to factors beyond our control, such as interest rates and general economic, financial and business conditions, as well as other factors. If we are unable to generate sufficient cash flow to service our debt, we may be required to:

•	refinance all or a portion of our debt, including the notes;

•	obtain additional financing;

•	sell certain of our assets or operations;

•	reduce or delay capital expenditures; or

•	revise or delay our strategic plans.

If we are required to take any of these actions, it could have a material adverse effect on our business, financial condition and results of operations. In addition, we cannot assure you that we would be able to take any of these actions, that these actions would enable us to continue to satisfy our capital requirements or that these actions would be permitted under the terms of our various debt instruments, including the indenture governing the notes, then in effect.

The covenants in our revolving credit facility, the agreements governing our other indebtedness and the indenture governing the notes impose restrictions on our business.

Our revolving credit facility, the indenture governing the notes and the instruments governing our other indebtedness contain a number of covenants imposing significant restrictions on our business. These restrictions may affect our ability to operate our business and to take advantage of business opportunities as they arise. The restrictions these covenants place on us and our subsidiaries include limitations on our ability and the ability of our restricted subsidiaries to, among other things:

•	incur liens and debt or provide guaranties in respect of obligations of any other person;

•	issue preferred stock;

•	pay dividends or make distributions;

•	make redemptions and repurchases of capital stock;

•	make loans, investments and capital expenditures;

•	prepay, redeem or repurchase debt;

•	engage in mergers, consolidations and asset dispositions;

•	engage in sale-leaseback transactions and affiliate transactions;

•	change our business and issue and sell capital stock of subsidiaries; and

•	restrict distributions from subsidiaries.

In addition, our revolving credit facility requires us to maintain a number of financial ratios. If we violate these covenants and are unable to obtain waivers from our lenders, our debt under our revolving credit facility would be in default and could be accelerated by our lenders. If our indebtedness is accelerated, we may not be able to repay our debt or borrow sufficient funds to refinance it. Even if we are able to obtain new financing, it may not be on commercially reasonable terms, or terms that are acceptable to us. If our expectations of future operating results are not achieved, or our debt is in default for any reason, our business, financial condition and results of operations would be materially and adversely affected. In addition, complying with these covenants may also cause us to take actions that are not favorable to holders of the notes and may make it more difficult for us to successfully execute our business strategy and compete against companies who are not subject to such restrictions. See "Description of notes — Certain covenants" and "Description of other indebtedness."

The notes are effectively subordinated to all of our secured debt and if a default occurs, we may not have sufficient funds to fulfill our obligations under the notes.

The notes are general senior unsecured obligations that rank equally in right of payment with all of our existing and future unsecured and unsubordinated debt, including the 9 5/8% Senior Notes due 2012 and the 7.5% Senior Notes due 2013. The notes are effectively subordinated to all of our secured debt to the extent of the value of the assets securing that debt. As of September 30, 2004, after giving effect to the offering and the application of the net proceeds of this offering to repay borrowings under our previous revolving credit facilities, which were refinanced by our new revolving credit facility, we would have had approximately SEK 20.0 billion ($2.7 billion) of secured indebtedness to which the notes would have been effectively subordinated in right of payment.

In addition, the indenture governing the notes, subject to specified limitations, permits us to incur additional secured indebtedness and your notes will be effectively junior to any such additional secured indebtedness we may incur. In the event of our bankruptcy, liquidation, reorganization or other winding up of us, the assets that secure our secured indebtedness will be available to pay obligations on the notes only after all such secured indebtedness has been repaid in full from such assets. Likewise, because our revolving credit facility is a secured obligation, our failure to comply with the terms of the revolving credit facility would entitle those lenders to foreclose on our assets that serve as collateral. In this event, our secured lenders would be entitled to be repaid in full from the proceeds of the liquidation of those assets before those assets would be available for distribution to other creditors, including holders of the notes. Holders of the notes will participate in our remaining assets ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as the notes and potentially with all of our other general creditors. In such event, there may not be sufficient assets remaining to pay amounts due on any or all the notes then outstanding.

Because Stena AB is a holding company, repayment of our indebtedness, including the notes, is dependent on cash flow generated by our subsidiaries.

Stena AB is a holding company. All of our operations are conducted by, and substantially all of our assets (including our vessels) are owned by, our subsidiaries. Repayment of our indebtedness is dependent on the generation of cash flow by our subsidiaries and their ability to make such cash available to us, by dividend, debt repayment or otherwise. Under the Swedish Companies Act, there are restrictions as to the ability of our subsidiaries to pay us dividends or make loans and advances to us. The indentures governing our 9 5/8% Senior Notes due 2012 and our 7.5% Senior Notes due 2013 contain, and the indenture governing the notes offered hereby will contain, covenants that restrict the ability of our subsidiaries to enter into any agreement limiting distributions and transfers, including dividends. However, our real estate operations, other than the portion of our real estate business conducted through Drott, and certain of our investment activities are conducted through unrestricted subsidiaries which are not bound by restrictive provisions of the indenture and there can be no assurance that the cash flows or assets of those subsidiaries will be available to us to pay our obligations under the notes.

The notes will be structurally junior to the indebtedness and other liabilities of our subsidiaries.

You will not have any claim as a creditor against our subsidiaries and all existing and future indebtedness and other liabilities, including trade payables, whether secured or unsecured, of those subsidiaries will be structurally senior to the notes. Furthermore, in the event of any bankruptcy, liquidation or reorganization of any of our subsidiaries, the rights of the holders of notes to participate in the assets of such subsidiary will rank behind the claims of that subsidiary's creditors, including trade creditors (except to the extent we have a claim as a creditor of such subsidiary). As a result, the notes are structurally subordinated to the outstanding and other liabilities, including trade payables, of our subsidiaries. As of September 30, 2004, our subsidiaries had approximately $3.5 billion of outstanding indebtedness and other liabilities, excluding intercompany liabilities, all of which was structurally senior to the notes.

In addition, the indenture, subject to some limitations, permits these subsidiaries to incur additional indebtedness and does not contain any limitation on the amount of other liabilities, such as trade payables, that may be incurred by these subsidiaries.

Other than the portion of our real estate business conducted through Drott, we conduct our real estate operations and certain investment activities through subsidiaries that are not subject to certain restrictive provisions in the indenture.

For purposes of the indenture governing the notes offered hereby, as is the case under the indentures governing our 9 5/8% Senior Notes due 2012 and our 7.5% Senior Notes due 2013, the subsidiaries which conduct our real estate operations, other than our real estate operations which are conducted through Drott, and two of our subsidiaries which primarily invest in securities are designated as unrestricted subsidiaries. As a result, these unrestricted subsidiaries are not be bound by the restrictive provisions of the indenture. At September 30, 2004, these unrestricted subsidiaries had outstanding indebtedness of approximately SEK 6.1 billion ($0.8 billion) substantially all of which, in the case of the real estate subsidiaries, was secured by their real property interests. Neither we nor any of our subsidiaries that has not been designated as an unrestricted subsidiary (referred to as the restricted subsidiaries) have guaranteed payment of any of this indebtedness. There is no limitation in the indenture on the amount of indebtedness our unrestricted subsidiaries may incur in the future. The indenture requires that any indebtedness of an unrestricted subsidiary incurred after the offering must be non-recourse to Stena AB and its restricted subsidiaries. Nevertheless, there can be no assurance that a creditor of an unrestricted subsidiary could not successfully seek satisfaction from us and our restricted subsidiaries or that, in the event of the bankruptcy of Stena AB or one or more of our unrestricted subsidiaries, a bankruptcy court would not consolidate the assets and debts of us and our restricted subsidiaries with those of the unrestricted subsidiaries. The indenture contains certain limitations on our ability to make investments in unrestricted subsidiaries.

In addition, because the covenant of the indenture prohibiting, subject to certain limitations, the creation of limitations on the ability of our subsidiaries to pay dividends does not apply to the unrestricted subsidiaries and because our real estate investments are subject to significant indebtedness, there can be no assurance that the cash flows or assets of unrestricted subsidiaries will be available to us to pay our obligations under the notes or any of our other indebtedness. Subject to the terms of our indentures, we expect in the future to transfer our Drott business to our unrestricted group which would increase the amount of our assets in unrestricted subsidiaries which are not subject to the provisions of our indentures. The indenture also provides for designating other of our subsidiaries as unrestricted subsidiaries. See "Description of notes."

We may incur additional indebtedness ranking equal to the notes.

If we incur any additional indebtedness that ranks equally with the notes, including trade payables, the holders of that debt will be entitled to share ratably with you in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of us. This may have the effect of reducing the amount of proceeds paid to you.

We may be unable to purchase the notes upon a change of control.

Upon a change of control, we would be required to offer to purchase all of the notes then outstanding for cash at 101% of the principal amount thereof plus accrued and unpaid interest. If a change of control were to occur, we may not have sufficient funds to pay the change of control purchase price and we may be required to secure third-party financing in order to do so. However, we may not be able to obtain such financing on commercially reasonable terms, or at all. Our future indebtedness may also contain restrictions on our ability to repurchase the notes upon certain events, including transactions that could constitute a change of control under the indenture. Our failure following a change of control to make or consummate an offer to purchase the notes would constitute an event of default under the indenture and would have a material adverse effect on our financial condition. In such an event, the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes may accelerate the maturity of all of the notes. A change of control under the notes includes any transaction that results in any person (other than Sten A. Olsson, his descendents, their estates or trusts created for their benefit) beneficially owning or controlling more than 50% of our voting stock. Additionally, the occurrence of the events constituting a change of control with respect to the notes would constitute a change of control under the indentures governing our 9 5/8% Senior Notes due 2012 and our 7.5% Senior Notes due 2013 and would require us to make an offer to purchase all outstanding 9 5/8% Senior Notes due 2012 and 7.5% Senior Notes due 2013. The failure to make such purchases would constitute an event of default under the indentures governing our 9 5/8% Senior Notes due 2012 and our 7.5% Senior Notes due 2013.

The occurrence of events constituting a change of control which is not cured within 90 days would trigger mandatory prepayment of outstanding advances under our revolving credit facility and termination of the facility unless the lenders under such facilities agree otherwise. Because the notes will be structurally subordinated to the borrowings under the revolving credit facility and because the revolving credit facility is secured by 19 of our vessels and five drilling rigs, our ability to repay amounts owing under the notes, the 9 5/8% Senior Notes due 2012 and the 7.5% Senior Notes due 2013 in such event may be materially adversely affected. In addition, under our revolving credit facility, a change in control which would give the banks a right to require the payment of the outstanding borrowings thereunder in full would occur if any person (other than Sten A. Olsson, his descendants, their estates or trusts created for their benefit) were to own more than 25% of our outstanding voting stock. As a result, the change of control provisions in the revolving credit facility would be triggered prior to the occurrence of a change of control under the notes and a change of control under the indentures governing our 9 5/8% Senior Notes due 2012 and our 7.5% Senior Notes due 2013. As such, the occurrence of a change in control under the revolving credit facility may not result in a change in control under the notes, the 9 5/8% Senior Notes due 2012 or the 7.5% Senior Notes due 2013. See "Description of notes" and "Description of other indebtedness."

The change of control provisions in the indenture may not protect you in the event we consummate a highly leveraged transaction, reorganization, restructuring, merger or other similar transaction, unless such transaction constitutes a change of control under the indenture. Such a transaction may not involve a change in voting power or beneficial ownership or, even if it does, may not involve a change in the magnitude required under the definition of change of control in the indenture to trigger our obligation to offer to repurchase the notes. Except as described above, the indenture does not contain provisions that permit the holders of the notes to require us to repurchase or redeem the notes in an event of a takeover, recapitalization or similar transaction.

You may find it difficult to sell your exchange notes because there is no existing trading market for the exchange notes.

You may find it difficult to sell your exchange notes because a trading market for the exchange notes may not develop. The exchange notes are being offered to the holders of the original notes. The original notes were issued on November 23, 2004 primarily to a small number of institutional investors. After the exchange offer, the trading market for the remaining untendered original notes could be adversely affected.

There is no existing trading market for the exchange notes, and there can be no assurance regarding the future development of a market for the exchange notes, or the ability of the holders of the exchange notes to sell their exchange notes or the price at which such holders may be able to sell their exchange notes. If such a market were to develop, the exchange notes could trade at prices that may be higher or lower than the initial offering price of the original notes depending on many factors, including prevailing interest rates, our operating results and the market for similar securities. We do not intend to apply for listing or quotation of the exchange notes on any exchange, and so we do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. Therefore, there can be no assurance as to the liquidity of any trading market for the exchange notes or that a market for the exchange notes will develop. As a result, the market price of the exchange notes, as well as your ability to sell the exchange notes, could be adversely affected.

Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of such securities. There can be no assurance that any market for the exchange notes will not be subject to similar disruptions. Any such disruptions may have an adverse effect on holders of the exchange notes.

Broker-dealers or noteholders may become subject to the registration and prospectus delivery requirements of the Securities Act.

Any broker-dealer that;

•	exchanges its original notes in the exchange offer for the purpose of participating in a distribution of the exchange notes, or

•	resells exchange notes that were received by it for its own account in the exchange offer,

may be deemed to have received restricted securities and may be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction by that broker-dealer. Any profit on the resale of the exchange notes and any commission or concessions received by a broker-dealer may be deemed to be underwriting compensation under the Securities Act.

In addition to broker-dealers, any noteholder that exchanges its original notes in the exchange offer for the purpose of participating in a distribution of the exchange notes may be deemed to have received restricted securities and may be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction by that noteholder.

Risks relating to our business

The ferry industry is highly competitive in areas where we operate.

We compete with other ferry operators as well as different forms of transportation, including airlines, other freight carriers and fixed links such as bridges and tunnels. In particular, competition from low cost airlines has increased.

Some of these other forms of transportation are faster or may be more convenient than ferry service. In the case of competition with other ferry operators, such competition is based on the location of the routes, the rates charged, the quality and reliability of the vessel and the onshore and onboard services provided. The principal effect of this competition is to affect our volumes and limit our ability to increase prices. Some of our competitors may have greater financial resources than us, are owned by governments or benefit from government subsidies. As a result, such competitors may be better able to withstand price competition and price volatility than us.

Rising fuel prices may adversely affect the profitability of our ferry operations.

Fuel represents a significant cost incurred by us in the operation of our fleet. In addition, each of our four HSS vessels consumes significantly more fuel than a conventional ferry. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. In recent years, the prices for fuel have been increasing as well as volatile. A significant or sustained increase in the price of fuel or reductions in supply could increase our operating expenses and have a material adverse effect on our financial condition and results of operations. Road and port blockades in the future, arising from fuel protests or other reasons, may have similar effects resulting in loss of carryings.

We seek to reduce our exposure to adverse changes in fuel prices by entering into hedging transactions. We primarily use swaps and options to hedge our exposure to variations in the price of fuel. However, there can be no assurance that such hedging activities will be successful.

Our operating results are subject to seasonal fluctuations.

Our ferry operations are highly seasonal principally because passenger volumes are linked to tourism. The period from June through September is the peak travel season for passengers. As a result, our ferry operations generate a significantly greater portion of their revenues and substantially all of their profits in the second and third quarters and generally report losses in the first and fourth quarters.

The offshore drilling rig market is competitive and the future demand for our rigs unpredictable.

The offshore drilling rig market is highly competitive. The contracts on two of our drilling rigs expire in 2005; the contracts for two of our other rigs expire in 2006 and our remaining rig is currently operating pursuant to an order to proceed on a project which is expected to end in 2005. The level of demand for offshore drilling rigs has historically fluctuated significantly in connection with oil price changes.

Drilling contracts are generally awarded on a competitive bid basis with price competition as the primary factor. Some oil companies are seeking to negotiate contracts with a lower day rate and an incentive payment payable only upon achieving specified operating goals. In these cases, in the event of rig equipment failures or if we do not achieve the stated goals, our revenues will be lower. However, contracts for drilling projects are increasingly being negotiated directly between an oil company and its preferred contractor with quality of service, safety and suitability of equipment, as well as price, as significant factors in awarding the contract. We cannot predict the timing or extent of any changes in the industry or the future level of demand for our drilling rigs.

The shipping industry is cyclical and subject to a variety of external factors.

Historically, the profitability of the shipping industry has been cyclical. The cyclicality of the shipping industry has been due to changes in the level and pattern of global economic growth and trading and the highly competitive nature of the shipping industry, as well as changes in the supply of and demand for vessel capacity which impact charter rates and vessel values. The worldwide supply of vessels is influenced by the number of newbuildings and scrappings and government and industry regulation of maritime transportation practices. The overall demand for vessel capacity is influenced by global and regional economic conditions, increases and decreases in industrial and agricultural production, energy consumption, tourism patterns, political changes and armed conflicts, developments in international trade and changes in sea borne and other trading patterns. Because many of the factors influencing the supply of and demand for vessel capacity are unpredictable, the timing, direction and degree of changes in the shipping markets in which we participate, including the RoRo, RoPax, car/passenger ferry and tanker markets, as well as future charter rates and vessel values, are also unpredictable and we cannot assure you that demand for our services or vessels will increase or even remain stable.

Charter rates or utilization levels for our vessels and drilling rigs may decrease.

Over the last decade, charter rates, vessel values and the general profitability of the shipping and offshore drilling industries have been volatile. There can be no assurance that charter rates or vessel values in the businesses in which we operate will be stable or increase over time. Vessel values are strongly influenced by charter rates which in turn are influenced by the number and types of vessels generally available, costs of newbuildings, changes in trading patterns affecting the demand for particular types and sizes of vessels and technological advances in vessel design and propulsion, as well as the level and pattern of global economic growth. Although spot market rates for tankers are currently at a high level, there can be no assurance that tanker rates on the spot market will not decline, that charters for tankers on the spot market will continue to be available or that dependence on the spot market will not result in generally lower overall utilization and lower profitability for our tankers.

For the five years ended December 31, 2003, our RoRo, RoPax and car/passenger ferry fleet utilization has averaged approximately 97% (excluding planned offhire days). In the case of our RoRo, RoPax and car/passenger ferry vessels, a substantial portion of this utilization has been through long-term charters. Prior to our acquisition of Stena Line, Stena Line was our largest customer. As a result of our acquisition of Stena Line, the vessels previously chartered to Stena Line and used in our ferry operations are no longer part of our Roll-on/Roll-off vessel operations. As of December 4, 2004, six charters for our fleet of eight owned RoRo and RoPax vessels (including one vessel which is jointly-owned) expire in 2005, and the charters on our two remaining RoRo vessels expire in 2006 and 2007 respectively. The large number of RoRo and RoPax newbuildings ordered and delivered in the industry in recent years and the increasing demand for larger vessels have adversely impacted charter rates and the value of older, smaller and slower vessels.

For the five years ended December 31, 2003, our drilling rig utilization rate has averaged approximately 88% (excluding planned offhire days). The contracts on two of our drilling rigs expire in 2005; the contracts for two of our other rigs expire in 2006 and our remaining rig is currently operating pursuant to an order to proceed on a project which is expected to end in 2005. Although we have several nonbinding letters of intent for future rig contracts, there can be no assurance that these letters of intent will lead to contracts or that we will be able to replace our existing contracts when they expire. Our customers may terminate some of our drilling contracts if the drilling unit is destroyed or lost or if drilling operations are suspended for a specified period of time as a result of a breakdown of major equipment or, in some cases, due to other events beyond the control of either party. In reaction to depressed market conditions, our customers may also seek renegotiation of firm drilling contracts to reduce their obligations. In 2003, we agreed with one of our customers to suspend a contract for 87 days during which the rig was offhire as a result of a gap in the customer's drilling program.

For the five years ended December 31, 2003, the utilization for our fleet of chartered in, owned and finance leased tankers has averaged 97% (excluding planned offhire days). Two of the time charters for our five owned and finance leased tankers expire in 2007, and the three other time charters expire in 2008, 2011 and 2017. Although we have 10-year charter agreements with Progetra S.A. for two Aframax tankers ordered at a shipyard in Korea for delivery in 2005, there are no charters in place for our four other newbuildings on order or for the four tankers which we have agreed to charter from Arlington for five years.

We actively seek new charters in an effort to maintain a high level of vessel and rig utilization. However, we cannot assure you that we will be successful in renewing charter agreements, obtaining charter agreements for our newbuildings or replacing charter agreements for our existing vessels or that future charter rates will enable our vessels to be operated profitably.

Conversions of our vessels and drilling rigs, upgrades or newbuildings may be subject to delays and cost overruns.

From time to time we may undertake to add new capacity through conversions or upgrades to our vessels and drilling rigs or through new construction. These projects are subject to risks of delay or cost overruns inherent in any large construction project resulting from numerous factors, including the following:

•	shortages of equipment, materials or skilled labor;

•	unscheduled delays in the delivery of ordered materials and equipment;

•	unanticipated cost increases;

•	weather interferences;

•	difficulties in obtaining necessary permits or in meeting permit conditions;

•	design and engineering problems;

•	failure to meet agreed-upon specifications; and

•	bankruptcy or other failures of the shipyard.

Our international operations expose us to risks and uncertainties arising from international political conflicts, economic conditions and other events that could negatively impact our results of operations.

Our operations are global and are affected by international economic, political and governmental conditions, especially in the countries where we and our subsidiaries are engaged in business or where our vessels operate or are registered.

Economic conditions and fluctuations in currency exchange rates among the countries in which we conduct our ferry operations affects the travel and trade patterns of our customers. We are also subject to governmental and regulatory risks including taxation, nationalization, inflation and protectionist measures that can affect our ability to operate our current routes or alter our routes. We are further subject to political upheaval risks. For example, passenger, private car and freight traffic on our Scotland-Northern Ireland route has been affected by civil disturbances from time to time in Northern Ireland and may be so affected in the future. Recent health concerns such as the outbreaks of SARS and hoof and mouth disease also negatively impacted our ferry business.

We are also subject to risks pertaining to the Middle East conflict. The tankers owned, chartered in or managed by us trade from time to time in the Arabian Gulf. In the past, political and armed conflicts in this region have included attacks on tankers and other efforts to disrupt shipping in this area. Future political instability or future hostilities in this region could adversely impact our tanker operations and therefore could have a material adverse affect on our operations.

These circumstances may materially adversely affect our trade patterns, operations and results of operations.

Terrorist attacks or acts of war may adversely affect the markets in which we operate, our operations and our profitability.

The occurrence of acts of terrorism and any military response would likely cause instability in financial markets and disruptions in travel and trade patterns. Furthermore, terrorist attacks and military actions such as the ongoing occupation of Iraq, may result in reduced demand from our customers for our services. Acts of terrorism and regional military conflict may subject our worldwide operations to increased risks and, depending on their magnitude, could have a material adverse effect on our business.

We have potential conflicts of interest with our owners that may adversely affect us.

Our owners own other companies and have other business interests. In the past, certain of such companies have engaged in the same business as or in businesses similar to those conducted by us. In the future, due to the availability of funds, restrictions contained in debt or other instruments or for other reasons, our owners may determine to allocate a particular business opportunity, such as the acquisition of a vessel or drilling rig or the construction of a new vessel to such other companies. In addition, our owners may make these investments or engage in these businesses directly. In such event, we would not incur any debt or be subject to any risks related to such transaction, but also would not receive any cash flow or income generated by it. Further, such activities by our owners may result in such other companies or our owners directly competing with us.

In the case of corporate opportunities and conflicts of interest, Swedish corporate law requires our directors to act in our best interests. Our board of directors is advised by Swedish counsel with respect to such matters. Our eight directors and one deputy director include four directors who are neither employees nor officers of Stena AB and three directors, including our deputy director, who are appointed by the trade unions representing our employees.

The loss of the services of our key employees could materially adversely affect our revenues, results of operations and prospects.

We rely, and expect to continue to rely, upon Dan Sten Olsson, our Chief Executive Officer, and Svante Carlsson, our Chief Financial Officer, as well as certain other key employees for the successful pursuit of our activities. The loss of any of their services could have an adverse effect on our operations. We do not maintain life insurance with respect to Messrs. Olsson or Carlsson.

Most of our onboard staff and onshore shipping staff are unionized. Strikes by them may disrupt our services and adversely affect our operations.

The shipping industry in Sweden and other jurisdictions in which we operate is susceptible to industrial action due to the strong influence of maritime trade unions, resulting both from direct employer/employee disputes and from sympathetic industrial action which legislation in those countries currently permits. While we believe that we have good relations with our work force, we cannot assure you that we will not be adversely affected by future industrial action against efforts by our management to reduce labor costs, restrain wage increases or modify work practices.

We are party to separate agreements covering substantially all our employees in our ferry operations in Sweden, the United Kingdom and The Netherlands. Generally, the terms of these agreements are for one to two years or the agreements continue until terminated or renegotiated. In the United Kingdom, we have an agreement with our labor unions for which the pay level is negotiated on an annual basis. We negotiate labor agreements for our offshore drilling operations separately on an annual basis.

Although we have not experienced a strike or work stoppage in the last 10 years, there can be no assurance that we will in the future be able to favorably negotiate the terms and conditions of such labor agreements or that strikes or disruptions will not occur in the future as a result of the failure to negotiate such terms or otherwise.

Currency fluctuations may have a material adverse effect on our financial statements and/or our operating margins.

Although we report our results of operations in Swedish kronor, we earn a substantial portion of revenues and incur a substantial portion of expenses in other currencies, principally US dollars, British pounds, Euros and Norwegian kroner. In particular, we incur significant expenses in US dollars for fuel and for expenses in our tanker operations and as of September 30, 2004 approximately $1.2 billion of our debt was denominated in US dollars. Fluctuations in the exchange rates between the US dollar and other currencies could have a material effect on the amount of funds denominated in other currencies needed by us to satisfy our US dollar- denominated obligations. In addition, a substantial portion of our assets and liabilities are denominated in currencies other than the Swedish kronor. As a result, these assets and liabilities will also be impacted by changes in the exchange rate between the Swedish kronor and such other currencies. Our financial results as reported in Swedish kronor in the past and in the future are expected to be significantly affected by changes in the exchange rate between the Swedish kronor and such other currencies. We seek to manage our foreign currency exposure by using forward exchange contracts. We also hedge certain of our currency exchange exposures with borrowings denominated in the same currency as the investment. However, there can be no assurance that such hedging will be successful and foreign exchange fluctuations may have a material adverse effect on our financial statements and/or our operating margins.

We utilize various financial instruments, including hedging arrangements, to manage financial risks, which may not be successful.

We have traditionally used various financial instruments as part of an overall risk management policy to seek to reduce our exposure to interest rate and foreign currency exchange fluctuations. To manage our interest rate risks, we utilize swaps, forward rate agreements, interest rate futures, options and interest rate collars. To manage our foreign currency exchange rate exposure, we utilize forward foreign currency exchange contracts, foreign currency options and currency swaps. We also hedge certain of our currency exchange exposures with borrowings denominated in the same currency as the investment. However, there can be no assurance that we will continue such hedging or that such hedging will be successful in mitigating the risk that interest rate fluctuations will have an adverse effect on our financial statements and/or operating results.

By utilizing hedging instruments, we potentially forego benefits that might result from fluctuations in currency exchange rates, declines in short term interest rates and declines in oil prices. Additionally, we are exposed to credit risk in the event of the failure of counterparties to meet their obligations under these arrangements. The theoretical risk is the cost of replacement at current market prices of these transactions in the event of defaults by counterparties. Although we believe the possibility of non-performance by counterparties is remote (given that we maintain a policy of entering into such arrangements only with highly rated institutions), the impact of such a default may have an adverse effect on our result of operations.

Compliance with safety, environmental and other governmental requirements may adversely affect our operations.

The shipping industry in general, our business and the operation of our vessels in particular, are affected by a variety of governmental regulations in the form of numerous international conventions, national, state and local laws and national and international regulations in force in the jurisdictions in which such vessels operate, as well as in the country or countries in which such vessels are registered. These regulations include, but are not limited to:

•	the United States Oil Pollution Act of 1990 (OPA) with respect to strict liability for the discharge of oil and other materials into the environment, the issuance of certificates of financial responsibility for vessels trading in United States waters and requiring that newly constructed tankers that trade in United States waters be constructed with double hulls;

•	the International Convention on Civil Liability for Oil Pollution Damage of 1969 and the protocol of 1992 (CLC) entered into by certain countries (other than the United States) relating to strict liability and limitation of liability of the shipowner for pollution damage caused by the discharge of persistent oil;

•	International Convention for the Prevention of Pollution from Ships (MARPOL 73/78) with respect to strict technical and operational requirements for tankers including an enhanced inspection regime and the requirement that all new tankers are built with double hulls;

•	the International Maritime Organization International Convention for the Safety of Life at Sea of 1974 (SOLAS) with respect to crew and passenger safety, certain safety regulations concerning car/passenger ferry and RoPax vessels and a subsequent chapter, as revised in 2000, with respect to the construction and operation of high speed craft such as the HSS ferries as well as recently adopted mandatory security provisions for ships engaged in international voyages and mandatory compliance with the new International Ship and Port Facility Security Code (ISPS code) and the International Safety Management (ISM) Code which sets out guidelines for the safe operation of ships;

•	the International Convention on Load Lines of 1966 with respect to the safeguarding of life and property through limitations on load capability for vessels on international voyages;

•	the International Convention Relating to the Carriage of Passengers and their Luggage by Sea (the Athens Convention) which, by its recent protocol has significantly increased the limits of liability of carriers and has introduced a strict liability regime with limited defenses; and

•	the U.S. Marine Transportation Security Act of 2002 with respect to vessel security.

In order to maintain compliance with existing and future laws, treaties and international agreements, we incur, and expect to continue to incur, substantial costs in meeting maintenance and inspection requirements, developing and implementing emergency preparedness procedures, and obtaining insurance coverage or other required evidence of financial ability sufficient to address pollution incidents.

Additional laws and regulations, both international and national, may be adopted as a result of recent oil spills from single-hull tankers, and due to heightened security concerns which could limit our ability to do business or increase the cost of our doing business and that could have a material adverse effect on our operations. In addition, we are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations. In the event of war or national emergency, our vessels may be subject to requisition by the government of the flag flown by the vessel without any guarantee of compensation for lost profits.

We believe our vessels are maintained in good condition in compliance with present regulatory requirements, are operated in compliance with applicable safety/environmental laws and regulations and are insured against usual risks for such amounts as our management deems appropriate. The vessels' operating certificates and licenses are renewed periodically during each vessel's required annual survey. However, government regulation of vessels, particularly in the areas of safety and environmental impact may change in the future and require us to incur significant capital expenditure on our ships to keep them in compliance.

Catastrophic loss and other liabilities of our business could adversely affect our results of operations.

The operation of any oceangoing vessel carries with it an inherent risk of catastrophic maritime disaster, mechanical failure, collision, and loss of or damage to cargo.

Additionally, in the course of operating vessels, marine disasters such as oil spills and other environmental mishaps, cargo loss or damage, business interruption due to political or other developments, as well as maritime disasters not involving us, labor disputes, strikes and adverse weather conditions could result in loss of revenues, liabilities or increased costs, personal injury, loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage and suspension of operations. Damage arising from such occurrences may result in lawsuits asserting large claims. In addition, offshore drilling operations are subject to many of the same risks as shipping, including risks relating to the environment and possible catastrophic loss or liability, and are subject to the usual hazards inherent in drilling for oil and gas offshore, such as blowouts, reservoir damage, loss of well control, punchthroughs, craterings or fires.

Although we maintain insurance which we believe is consistent with industry norms against certain of these risks, including loss of life, there can be no assurance that such insurance would be sufficient to cover the cost of damages suffered by us or the loss of income resulting from a vessel being removed from operation. We also cannot assure you that a claim will be paid or that we will be able to obtain insurance at reasonable rates in the future. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we obtain insurance coverage for tort liability. Our payment of these calls could result in significant expenses to us which would reduce our profits or cause losses.

In the event that such claims were assessed against us, all of our assets could be subject to attachment and other judicial process.

We cannot assure you that a judgment of a United States court for liabilities under U.S.
Securities laws would be enforceable in Sweden, or that an original action can be brought in Sweden against us for liabilities under U.S. Securities laws.

We are a Swedish company, all of our directors and officers are residents of Sweden and elsewhere outside the United States and most of our assets and the assets of our directors and officers are located outside the United States. As a result, it may be difficult for you to:

•	effect service of process within the United States upon us or our directors and officers, or

•	enforce judgments obtained in United States courts against us or our directors and officers based upon the civil liability provisions of the United States federal securities laws.

We have been advised by our Swedish counsel, Wistrand Advokatbyra Goteborg KB, that there is doubt:

•	whether a judgment of a United States court based solely upon the civil liability provisions of the United States federal securities laws would be enforceable in Sweden against us or its directors and officers, and

•	whether an original action could be brought in Sweden against us or its directors and officers to enforce liabilities based solely upon the United States federal securities laws.

We are currently under investigation by the European Commission for possible violations of
European Union Competition law.

On September 3, 2003, the European Commission commenced an investigation of a number of ferry operators operating ferry services in Scandinavia and between Scandinavia and Germany and on ferry services to and from the United Kingdom, including Stena. In Scandinavia and Germany the European Commission is investigating whether there is evidence of alleged market sharing agreements and related illegal practices aimed at foreclosing competition and preventing access to the Nordic ferry market. In the United Kingdom the European Commission is investigating whether there is evidence of alleged illegal practices concerning fixing of prices and/or trade conditions for cross-Channel transport services and market sharing agreements in relation to the provision of ferry services to and from the United Kingdom. On March 17, 2004, the European Commission sent an "Article 11 letter" to Stena AB requesting additional information in relation to the provision of ferry services between the United Kingdom and Continental Europe. Stena AB submitted its response to the European Commission on April 16, 2004. The Article 11 letter and Stena's response related to exchanges of carrying statistics between Stena and third parties, including competitors, as well as Stena's pricing and ticketing policies. So far, Stena has not received any request for further information from the European Commission in relation to the Scandinavian investigation. There is no strict deadline for the completion of investigations of this type by the European Commission. We do not know whether the European Commission will initiate formal proceedings; only at that stage will we be informed if there are any specific allegations against us and then have the opportunity to defend ourselves. In the case of violations of European Union competition law, the European Commission has the power to impose fines which in the case of serious violations can be substantial.

Use of proceeds

We will not receive any proceeds from the exchange offer. In consideration for issuing the exchange notes, we will receive in exchange the original notes of like principal amount, the terms of which are identical in all material respects to the exchange notes. The original notes surrendered in exchange for exchange notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the exchange notes will not result in any increase in our indebtedness. We have agreed to bear the expenses of the exchange offer. No underwriter is being used in connection with the exchange offer.

Exchange rate information

The following table sets forth, for the years and dates indicated, certain information concerning the exchange rates between Swedish kronor and US dollars based on the Noon Buying Rate. The exchange rate information is expressed in Swedish kronor per US $1.00.

Year ended December 31,	Average [1]	High	Low	Period end
1999	8.3006	8.6500	7.7060	8.5050
2000	9.2251	10.6006	8.3530	9.4440
2001	10.4328	11.0270	9.3250	10.4571
2002	9.6571	10.7290	8.6950	8.6950
2003	8.0351	8.7920	7.1950	7.1950
2004 (through November 30)
January	—	7.4120	7.0850	7.4120
February	—	7.4330	7.1380	7.4330
March	—	7.6620	7.3660	7.5500
April	—	7.7150	7.4650	7.6425
May	—	7.7725	7.4170	7.4579
June	—	7.6280	7.4123	7.5250
July	—	7.6805	7.3910	7.6805
August	—	7.6590	7.4490	7.4920
September	—	7.5740	7.2890	7.2890
October	—	7.3652	7.0684	7.0750
November	—	7.1406	6.7007	6.7363

(1) Represents the average of the Noon Buying Rates on the last business day of each full month during the relevant period.

On December 17, 2004, the Noon Buying Rate for the Swedish kronor, expressed as Swedish kronor per U.S. dollar, was $1.00 = SEK 6.7460.

Capitalization

The following table sets forth our capitalization as of September 30, 2004, and on an as adjusted basis to give effect to the offering of $250 million principal amount of the original notes and the application of the net proceeds to reduce borrowings under our revolving credit facilities which have been refinanced by our new revolving credit facility. You should read the adjusted capitalization data set forth in the table below in conjunction with "Use of proceeds," "Selected consolidated financial information and other data," "Management's discussion and analysis of financial condition and results of operations" and our consolidated financial statements and the related notes appearing elsewhere in this prospectus. In December 2004 we refinanced a number of our existing facilities, including the 2001 and 2002 revolving credit facilities, with a new $1 billion revolving credit facility that is secured by the same assets that secured the borrowings that were refinanced. See "Description of Other Indebtedness."

	As of September 30, 2004
(in millions)	Actual	As adjusted[1]	As adjusted1 2
	SEK	SEK	$
Short-term debt [3]:
Bank debt	510	510	70
Capitalized lease obligations	41	41	6
Total short term debt	551	551	76
Revolving credit facilities [4]	5,075	3,279	450
Other long-term debt:
Bank debt[4]	14,824	14,824	2,034
9 5/8% Senior Notes due 2012	1,400	1,400	192
7.5% Senior Notes due 2013	1,276	1,276	175
Notes offered hereby	—	1,822	250
Capitalized lease obligations	1,315	1,315	180
Total debt[5]	24,441	24,467	3,357
Stockholders' equity	12,463	12,463	1,709
Total capitalization	36,904	36,930	5,066

(1) The As adjusted amounts assume the use of the net proceeds of the offering of the original notes to reduce outstanding borrowings under our previous revolving credit facilities. The As adjusted amounts give effect to each of these transactions as if they had occurred on September 30, 2004.

(2) Translation of the As adjusted amounts into dollars are solely for convenience of the reader, at an exchange rate of $1.00 = SEK 7.2890, the Noon Buying Rate on September 30, 2004.

(3) Includes the current portion of long-term debt.

(4) As of September 30, 2004, availability under the previous revolving credit facilities was $80 million. On a pro forma basis, after giving effect to the use of the net proceeds from the offering of $250 million principal amount of the original notes to repay borrowings under our previous revolving credit facilities, the availability as of September 30, 2004 would be $326 million.

(5) Out of the total debt, approximately SEK 6.1 billion was the obligation of our unrestricted subsidiaries.

Selected consolidated financial information
and other data

In the following table, we provide you with our selected consolidated financial information and other operating data at the dates and for the periods indicated. The selected consolidated financial information and other data for the years in the five-year period ended December 31, 2003 has been derived from our audited consolidated financial statements. The selected condensed consolidated financial information for the nine-month periods ended September 30, 2003 and 2004 has been derived from our unaudited condensed consolidated financial statements. The interim financial information is unaudited, but reflects all adjustments (consisting only of normal recurring adjustments) that are, in the opinion of management, necessary for a fair presentation of the results of the interim periods presented. Results of our operations for the nine months ended September 30, 2004 are not necessarily indicative of the results to be expected for the full year.

Our consolidated financial statements are prepared in accordance with Swedish GAAP, which differs, in certain significant respects, from US GAAP. Reconciliation of such differences that significantly affect the determination of net income for the years ended December 31, 2001, 2002 and 2003 and stockholders' equity as of December 31, 2002 and 2003 is set forth in Note 31 to our consolidated financial statements. Reconciliation of such differences that significantly affect the determination of net income for the nine months ended September 30, 2003 and 2004 and stockholders equity as of September 30, 2004 is set forth in Note 6 to our unaudited condensed consolidated financial statements.

Year ended December 31,	Nine months ended September 30,
(In millions)	1999	2000	2001	2002	2003	2003	2003	2004	2004
SEK	SEK	SEK	SEK	SEK	$[1]	SEK	SEK	$[1]
Consolidated group [2]
Income Statement Data (Swedish GAAP):
Total revenues	4,274	5,760	13,104	13,425	13,619	1,868	10,578	12,265	1,683
Direct operating expenses	(1,970)	(3,177)	(8,829)	(9,020)	(9,333)	(1,280)	(7,119)	(8,101)	(1,112)
Selling and administrative expenses	(344)	(510)	(1,421)	(1,468)	(1,522)	(209)	(1,094)	(1,184)	(162)
Depreciation and amortization	(728)	(1,064)	(1,605)	(1,764)	(1,742)	(239)	(1,267)	(1,322)	(182)
Total operating expenses	(3,042)	(4,607)	(11,837)	(12,252)	(12,597)	(1,728)	(9,480)	(10,607)	(1,456)
Income from operations	1,232	1,153	1,267	1,173	1,022	140	1,098	1,658	227
Share of affiliated companies' results	(70)	(864)	131	51	—	—	—	19	3
Gain on sale of affiliated company	—	3,174	—	601	—	—	—	—	—
Interest income	103	206	120	212	85	12	67	78	11
Interest expense	(593)	(649)	(913)	(1,036)	(824)	(113)	(644)	(715)	(98)
Other financial items [3]	55	234	196	(1)	233	32	157	521	71
Minority interest	(1)	123	4	1	2	—	2	(6)	(1)
Income before taxes	726	3,377	805	1,001	518	71	680	1,555	213
Net income	826	3,097	1,410	1,031	519	71	594	1,315	180
Balance Sheet Data (Swedish GAAP):
Cash and marketable securities [4]	1,102	2,555	3,635	3,499	4,568	627	3,705	3,974	545
Total assets	19,884	30,805	35,062	30,664	30,127	4,133	29,578	43,492	5,967
Total debt [5]	12,408	15,878	19,028	14,756	14,826	2,034	14,471	24,441	3,354
Stockholders' equity	5,631	9,270	11,110	11,589	11,470	1,574	11,566	12,463	1,709
Other Data (Swedish GAAP):
Capital expenditures	(3,146)	(3,266)	(3,875)	(2,359)	(3,148)	(432)	(2,673)	(2,540)	(349)
Cash dividends received [6]	29	—	—	52	—	—	—	—	—
Cash dividends declared	—	33	50	50	60	8	60	70	10
Non-recurring items, received in cash	—	10	—	—	—	—	—	—	—
Cash flow from operating activities.	876	1,410	1,026	2,143	1,790	246	1,073	1,243	170
Cash flow from investing activities.	(1,405)	2,821	(1,998)	936	(3,556)	(488)	(2,750)	(4,854)	(666)
Cash flow from financing activities.	568	(3,351)	2,014	(3,164)	1,444	198	697	3,087	423
Earnings to fixed charges [7]	1.5	x	4.0	x	1.4	x	1.7	x	1.4	x	1.4	x	1.7	x	2.5x	2.5x
Consolidated Amounts (US GAAP):
Income from operations	1,346	1,080	1,328	1,106	1,012	139	1,011	1,518	208
Net income	1,036	3,602	942	1,413	316	43	425	1,954	268
Total assets	18,880	30,289	34,049	30,401	30,761	4,220	29,202	48,562	6,662
Stockholders' equity	4,734	8,915	10,352	10,671	10,954	1,503	10,834	12,880	1,767
Earnings to fixed charges [7]	1.7	x	4.5	x	1.0	x	2.0	x	1.2	x	1.2	x	1.5	x	3.2	x	3.2	x

(1) Amounts in US dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 7.2890, the Noon Buying Rate on September 30, 2004.

(2) The consolidated group includes our ferry operations from October 31, 2000 and Drott from August 10, 2004.

(3) Other financial items refer to financial income (expense), including dividends received, gain (loss) on securities, foreign exchange gains (losses) and other financial income (expense), but excluding interest income and interest expense.

(4) Cash and marketable securities consists of cash and cash equivalents, short-term investments and marketable securities.

(5) Total debt includes short-term debt, long-term debt and capitalized lease obligations, current and noncurrent.

(6) Cash dividends received excludes dividends received on investments held for trading purposes, but includes dividends from strategic investments which up to April 2000 and October 2000, respectively, included Stena Line and Coflexip only.

(7) For purposes of computing the ratio of earnings to fixed charges, earnings consist of profit before tax plus fixed charges (excluding capitalized interest). Fixed charges consist of interest (expensed and capitalized) on all indebtedness, plus a proportion of rental expense deemed to be representative of the interest factor.

Restricted group data

Restricted Group Data represents our selected consolidated financial information including from August 10, 2004 the portion of our real estate business conducted through Drott, but excluding our other real estate operations (with the exception of one property) that are conducted through various subsidiaries and, with effect from January 1, 2003, two subsidiaries whose activities consist primarily of investing in securities. For purposes of the indenture, the subsidiaries in which our real estate operations other than Drott are conducted as well as those two other subsidiaries are designated unrestricted subsidiaries, as defined in the indenture, and, as a result, are not bound by the restrictive provisions of the indenture. As of September 30, 2004, these unrestricted subsidiaries had outstanding indebtedness of approximately SEK 6.1 billion ($0.8 billion), which is non-recourse to Stena and its restricted subsidiaries and substantially all of which, in the case of the unrestricted real estate subsidiaries, was secured by their real property interests.

Year ended December 31,	Nine months ended September 30,
(In millions)	2001	2002	2003	2003	2003	2004	2004
SEK	SEK	SEK	$[1]	SEK	SEK	$[1]
Restricted group
Income Statement Data (Swedish GAAP):
Revenues from operations	12,133	12,400	12,451	1,708	9,690	10,644	1,460
Net gain (loss) on sale of vessels	155	48	114	16	65	272	37
Net gain on sale of properties	—	—	—	—	—	45	7
Total revenues	12,288	12,448	12,565	1,724	9,755	10,961	1,504
Direct operating expenses	(8,541)	(8,677)	(8,960)	(1,229)	(6,840)	(7,347)	(1,008)
Selling and administrative expenses	(1,360)	(1,397)	(1,448)	(199)	(1,048)	(1,105)	(152)
Depreciation and amortization	(1,552)	(1,703)	(1,667)	(229)	(1,219)	(1,252)	(172)
Total operating expenses	(11,435)	(11,777)	(12,075)	(1,657)	(9,107)	(9,704)	(1,332)
Income from operations	853	671	490	67	648	1,257	172
Share of affiliated company results	131	51	—	—	—	19	3
Gain on sale of affiliated company	—	601	—	—	—	—	—
Interest income	112	207	122	17	45	101	14
Interest expense	(671)	(773)	(585)	(80)	(408)	(504)	(69)
Other financial items [2]	197	(2)	163	23	168	120	16
Minority interest	4	1	2	—	2	(6)	(1)
Income before taxes	626	756	192	26	455	987	135
Net income	1,251	855	274	38	387	836	115
Balance Sheet Data (Swedish GAAP):
Cash and marketable securities [3]	3,584	3,277	2,265	311	2,041	2,606	358
Total assets	30,207	25,611	24,892	3,415	24,386	37,444	5,137
Total debt [4]	14,359	10,089	9,936	1,363	9,749	18,373	2,521
Stockholders' equity	11,300	11,723	11,533	1,582	11,509	11,844	1,625
Other Data (Swedish GAAP):
Capital expenditures	(2,558)	(1,840)	(2,860)	(392)	(2,436)	(2,260)	(310)
Cash dividends received	—	52	—	—	—	—	—
Cash flow from operating activities	864	1,707	1,905	261	1,024	875	120
Cash flow from investing activities	(919)	1,091	(2,301)	(316)	(2,089)	(3,810)	(523)
Cash flow from financing activities	1,255	(3,053)	198	27	209	2,394	328
Earnings to fixed charges [5]	1.3	x	1.6	x	1.2	x	1.2	x	1.5	x	2.1x	2.1x

(1) Amounts in US dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 7.2890, the Noon Buying Rate on September 30, 2004.

(2) Other financial items refer to financial income (expense), including dividends received, gain (loss) on securities, foreign exchange gains (losses) and other financial income (expense), but excluding interest income and interest expense.

(3) Cash and marketable securities consists of cash and cash equivalents, short-term investments and marketable securities.

(4) Total debt includes short-term debt, long-term debt and capitalized lease obligations, current and noncurrent.

(5) For purposes of computing the ratio of earnings to fixed charges, earnings consist of profit before tax plus fixed charges (excluding capitalized interest). Fixed charges consist of interest (expensed and capitalized) on all indebtedness, plus a proportion of rental expense deemed to be representative of the interest factor.

Management's discussion and analysis of financial
condition and results of operations

General

The following discussion and analysis should be read in conjunction with the "Selected consolidated financial information and other data" and our consolidated financial statements, our unaudited condensed consolidated financial statements and the related notes included elsewhere in this prospectus. Our consolidated financial statements have been prepared in accordance with Swedish GAAP which differs in certain significant respects from US GAAP. For a discussion of the significant differences between Swedish GAAP and US GAAP and a reconciliation of net income and stockholders equity from Swedish GAAP to US GAAP, see Note 31 to our consolidated financial statements and Note 6 to our unaudited condensed consolidated financial statements.

We generate revenue primarily from our ferry operations, chartering out our Roll-on/Roll-off vessels, tankers and drilling rigs, managing tankers, selling vessels and from real estate rents. The period from June through September is the peak travel season for passengers in our ferry operations. Chartering activities are not significantly affected by seasonal fluctuations, but variations over the year may occur, among other things, as a consequence of vessel utilization rates, dry-docking and charter rates. Any sale or acquisition of vessels, drilling rigs and real estate also may have an impact on our results in each period.

Significant events

In August 2002, Stena Line sold its 40% interest in P&O Stena Line to P&O for approximately £152 million in cash. In connection with the sale, P&O also paid Stena Line £30 million for repayment of an outstanding loan to P&O Stena Line and Stena Line received approximately £11 million relating to dividends and interest. The proceeds of the sale were used to repay borrowings under revolving credit facilities. Stena Line also purchased from P&O North Sea Ferries Limited three ships which operated on P&O's Felixstowe-Rotterdam freight route for approximately £12 million.

In October 2003, we agreed with P&O to establish a joint venture to acquire the Port of Cairnryan in Scotland from P&O for a total purchase price of £22 million. We and P&O will have equal control of the joint venture and share equally in its profits. The port is to be redeveloped to provide separate port facilities for Stena and P&O and each party will pay port user fees to the joint venture. Our acquisition and the redevelopment of the port will be principally financed with borrowings by the joint venture with Stena and P&O, each providing approximately 5% of the acquisition and redevelopment costs by way of equity funding of the joint venture. The completion of the transaction is conditioned upon, among other things, finalizing construction designs for the redevelopment of the port, negotiating construction contracts related thereto, obtaining financing on satisfactory terms and obtaining necessary permits from Scottish planning and environmental authorities.

In 2004, we invested in the shares of the public company Drott AB (publ). At the end of March 2004, the shareholders of Drott AB (publ) approved the distribution to shareholders of shares of Bostads AB Drott, or Drott, a company that would focus on residential properties. Following the distribution, Drott AB (publ) changed its name to Fabege AB and focused on commercial properties. In July 2004, we made a tender offer to the shareholders of Drott to acquire all outstanding shares at a price of SEK 150 per share. As of August 10, 2004, we consolidated Drott as a subsidiary. As of September 30, 2004 we owned through one of our restricted subsidiaries, approximately 97% of Drott's outstanding shares. As of such date our total investment in Drott was approximately SEK 3.1 billion.

In April 2004, our subsidiary Stena Adactum AB acquired the Swedish chain store "Blomsterlandet" in the garden center and flower business for SEK 172 million, out of which SEK 26 million is to be paid in 2009.

In November 2004 we sold our 75% interests in two of our new Panamax tankers and two of our new Product tankers to Arlington. The sale price for the two Product tankers and our interests in the Panamax tankers was $147.0 million in cash and 690,421 common shares of Arlington. In connection with the sale, we agreed to time charter the four tankers from Arlington for a period of five years with options to extend each charter for three additional years in extension terms of one year each.

In December 2004 we refinanced a number of our existing facilities, including the 2001 and 2002 revolving credit facilities, with a new $1 billion revolving credit facility that is secured by the same assets that secured the borrowings that were refinanced.

Results of operations

				Nine months ended September 30,
	2001	2002	2003	2003	2004
	(SEK millions)
Consolidated Group
Income Statement Data (Swedish GAAP):
Total revenues	13,104	13,425	13,619	10,578	12,265
Direct operating expenses	(8,829)	(9,020)	(9,333)	(7,119)	(8,101)
Selling and administrative expenses	(1,421)	(1,468)	(1,522)	(1,094)	(1,184)
Non-recurring items	18	—	—	—	—
Depreciation and amortization	(1,605)	(1,764)	(1,742)	(1,267)	(1,322)
Income from operations	1,267	1,173	1,022	1,098	1,658
Business Segment Data
Revenues:
Ferry operations	7,909	8,486	8,597	6,778	7,005
Net gain (loss) on sale of vessels	(16)	20	50	—	—
Total Ferry operations	7,893	8,506	8,647	6,778	7,005
Drilling	1,702	2,079	1,601	1,229	1,088
Shipping: Roll-on/Roll-off vessels	297	247	298	202	290
Crude oil tankers	2,125	1,462	1,826	1,383	1,999
Other shipping	76	103	118	90	81
Net gain on sale of vessels	171	28	64	65	272
Total Shipping	2,669	1,840	2,306	1,740	2,642
Property: Operations	787	886	932	704	900
Net gain on sale of properties	41	104	126	121	122
Total Property	828	990	1,058	825	1,022
Other	12	10	7	6	508
Total	13,104	13,425	13,619	10,578	12,265
Income (Loss) from Operations:
Ferry operations	(43)	483	397	552	633
Net gain (loss) on sale of vessels	(16)	20	50	—	—
Total Ferry operations	(59)	503	447	552	633
Drilling	468	278	(33)	(10)	(132)
Shipping: Roll-on/Roll-off vessels	5	(13)	(47)	(34)	40
Crude oil tankers	357	(7)	198	172	488
Other shipping	(11)	(10)	3	4	(12)
Net gain on sale of vessels	171	28	64	65	272
Total Shipping	522	(2)	218	207	788
Property operations	373	397	399	323	374
Net gain on sale of property	41	104	126	121	122
Total Property	414	501	525	444	496
Other	(78)	(107)	(135)	(95)	(127)
Total	1,267	1,173	1,022	1,098	1,658
Depreciation & Amortization:
Ferry operations	772	801	811	591	641
Drilling	586	747	694	512	441
Shipping: Roll-on/Roll-off vessels	141	124	121	87	71
Crude oil tankers	39	20	27	20	47
Other shipping	5	5	6	5	5
Total Shipping	185	149	154	112	123
Property	54	62	77	49	94
Other	8	5	6	3	23
Total	1,605	1,764	1,742	1,267	1,322

Comparison of the nine months ended September 30, 2004 to the nine months ended September 30, 2003

Currency effects

Our revenues and expenses are significantly affected, as reported in Swedish kronor (SEK), by fluctuations in currency exchange rates, primarily relative to the US dollar, the British pound and the euro. We seek to mitigate the impact of potential adverse foreign currency exchange fluctuations by matching, to the extent possible, revenue and expenses in the same currency. In addition, we enter into certain derivative financial instruments. Revenues in the ferry operations are mainly generated in SEK, British pounds, euro, Norwegian kronor and Danish kronor. Approximately 25% of our total revenues are generated in US dollars. Excluding ferry operations, 70% our total revenues are generated in US dollars and approximately 20% of our revenues are generated in SEK. Although we seek to hedge the net effects of such fluctuations, the reported gross revenues and expenses are influenced. The exchange rates as used for consolidation purposes are as follows:

	Nine month periods ended September 30,
Average rates	2003		2004		Change
	(SEK	)	(SEK	)
US$	8.26		7.48		(9)%
British pound	13.29		13.62		2%
Euro	9.16		9.17		—

Closing rates	December 31, 2003	September 30, 2004	Change
	(SEK)	(SEK)
US$	7.2750	7.3550	1%
British pound	12.9125	13.2275	2%
Euro	9.0940	9.0685	—

Revenues

Total revenues increased SEK 1,687 million, or 16%, in the nine months ended September 30, 2004 to SEK 12,265 million from SEK 10,578 million in the nine months ended September 30, 2003, primarily as a result of increased revenues in the crude oil tanker segment, the newly acquired garden center and flower business and the consolidation in August 2004 of Drott, partly offset by reduced revenues from drilling operations. Revenues in the nine months ended September 30, 2004 were adversely affected by the increase of the average exchange rate of the SEK with respect to the US dollar, partly offset by the decrease of the SEK with respect to the British pound.

Ferry operations.    Ferry revenues are primarily generated from ticket sales, freight haulage and on board spending. Revenues from ferry operations increased SEK 227 million, or 3%, in the nine months ended September 30, 2004 to SEK 7,005 million from SEK 6,778 million in the nine months ended September 30, 2003, due to increased volumes in the freight business, in particular from the new route Fleetwood-Larne, partly offset by lower average passenger ticket prices and the weakening of the SEK against the British pound.

Drilling.    Drilling revenues consist of charter hires for the drilling rigs. Revenues from drilling operations decreased SEK 141 million, or (11)%, in the nine months ended September 30, 2004 to SEK 1,088 million from SEK 1,229 million in the nine months ended September 30, 2003, mainly due to the increase of the SEK with respect to the US dollar and the offhire in the first half of 2004 of the Stena Dee partly offset by increased revenues for the Stena Clyde due to a short offhire period in the nine months ended September 30, 2003.

Shipping.    Shipping revenues primarily represent charter hires for the owned and chartered in vessels and management fees for vessels managed by us. Revenues from shipping operations increased SEK 695 million, or 41%, in the nine months ended September 30, 2004 to SEK 2,370 million from SEK 1,675 million in the nine months ended September 30, 2003. Revenues from chartering out Roll-on/Roll-off vessels increased SEK 88 million to SEK 290 million from SEK 202 million, or 44%, principally due to the deliveries of the Stena Forecaster in June 2003 and the Stena Forerunner in October 2003 together with the newly chartered-in vessels the Vasaland and the Svealand in April 2003, partly offset by the increase of the SEK with respect to the US dollar. Revenues from crude oil tankers increased SEK 616 million, or 45%, in the nine months ended September 30, 2004 to SEK 1,999 million from SEK 1,383 million in the nine months ended September 30, 2003, mainly due to increased dayrates, deliveries of new tankers and additional tankers chartered in, partly offset by the increase of the SEK with respect to the US dollar. In the nine months ended September 30, 2004, a total of 33 tankers were operated, compared to a total of 27 tankers in the nine months ended September 30, 2003.

Net Gain on Sale of Vessels, Shipping.    In the nine months ended September 30, 2004, we recorded gains of SEK 272 million on the sale of the RoRo vessels Chieftain, Stena Timer and Stena Tender and the RoPax vessels Stena Traveller and European Envoy. In the nine months ended September 30, 2003, we recorded gains of SEK 65 million on the sale of the RoPax vessel Stena Britannica and the RoRo vessel Vasaland.

Property.    Property revenues consist of rents for properties owned and management fees for properties managed. Revenues from property operations increased SEK 196 million, or 28%, in the nine months ended September 30, 2004 to SEK 900 million from SEK 704 million in the nine months ended September 30, 2003. Drott is consolidated as a subsidiary from August 10, 2004 and had revenues of SEK 178 million for the period ending September 30, 2004.

Net Gain (Loss) on Sale of Properties.    In the nine months ended September 30, 2004, gains of SEK 122 million were recorded on the sale of properties, out of which SEK 45 million related to sales from Drott. In the nine months ended September 30, 2003, gains of SEK 121 million were recorded on the sale of properties.

Other.    Other revenues in the nine moths ended September 30, 2004 of SEK 508 million relate almost entirely to the garden center and flower business, acquired as of January 1, 2004.

Direct operating expenses

Total direct operating expenses increased SEK 982 million, or 14%, in the nine months ended September 30, 2004 to SEK 8,101 million from SEK 7,119 million in the nine months ended September 30, 2003, mainly as a result of costs in the newly acquired garden center and flower business, increased operating expenses in the crude oil tanker segment, the consolidation as of August 10, 2004 of the property company Drott and the effects on expenses in our ferry operations of the decrease of the SEK with respect to the British pound, offset partly by the increase of the SEK with respect to the US dollar.

Ferry operations.    Direct operating expenses for ferry operations consist principally of personnel costs, costs of goods sold on the vessels, fuel costs, vessel charter costs, commissions, package tour costs and other related costs. A significant portion of these costs are of a fixed nature and do not vary as a result of changes in the seasonal requirements. Direct operating expenses for ferry operations increased SEK 90 million, or 2%, in the nine months ended September 30, 2004 to SEK 5,041 million from SEK 4,951 million in the nine months ended September 30, 2003, mainly due to the new route Fleetwood-Larne and the decrease of the SEK with respect to the British pound. Direct operating expenses for ferry operations for the nine months ended September 30, 2004 were 72% of revenues, as compared to 73% for the nine months ended September 30, 2003.

Drilling.    Direct operating expenses for drilling consist primarily of personnel costs, fuel costs, insurance, maintenance and catering costs. Direct operating expenses from drilling operations increased SEK 50 million, or 8%, in the nine months ended September 30, 2004 to SEK 681 million from SEK 631 million in the nine months ended September 30, 2003, mainly due to increased costs for repair and maintenance for the Stena Tay, increased personnel costs for the Stena Don, mainly relating to prior periods and the amortization of deferred costs for the Stena Don with respect to the Statoil settlement in late 2003, partly offset by the increase of the SEK with respect to the US dollar. Direct operating expenses from drilling operations for the nine months ended September 30, 2004 were 63% of drilling revenues as compared to 51% for the nine months ended September 30, 2003, partly reflecting decreased revenues due to the offhire in the first half of 2004 of the Stena Dee.

Shipping.    Direct operating expenses for shipping consist primarily of vessel charter costs, fuel costs, personnel costs, insurance and other related vessel costs. Direct operating expenses from shipping operations increased SEK 300 million, or 24%, in the nine months ended September 30, 2004 to SEK 1,550 million from SEK 1,250 million in the nine months ended September 30, 2003. Direct operating expenses with respect to Roll-on/Roll-off Vessels increased by SEK 30 million, or 25%, in the nine months ended September 30, 2004 to SEK 152 million from SEK 122 million in the nine months ended September 30, 2003, mainly due to the newly chartered-in vessels the Vasaland and the Svealand in April 2003 and the delivery of the Stena Forecaster in June 2003 and the Stena Forerunner in October 2003. Direct operating expenses associated with crude oil tankers increased SEK 260 million, or 23%, to SEK 1,382 million from SEK 1,122 million, mainly due to increased costs resulting from a larger fleet, including deliveries of new tankers in early 2004 and higher rates for chartered in vessels, partly offset by an increase of the SEK with respect to the US dollar. Direct operating expenses for crude oil operations for the nine months ended September 30, 2004 were 69% of revenues, as compared to 81% for the nine months ended September 30, 2003. Direct operating expenses for crude oil tankers include time-charter costs, which normally are fixed for periods between 6 months and up to 5 years in advance, while revenues in the spot market vary with each voyage.

Property.    Property expenses consist primarily of maintenance, heating and personnel costs. Direct operating expenses from property operations increased SEK 81 million, or 28%, in the nine months ended September 30, 2004 to SEK 368 million from SEK 287 million in the nine months ended September 30, 2003. Drott is consolidated as a subsidiary from August 10, 2004 and had direct operating expenses of SEK 73 million for the period ending September 30, 2004. Direct operating expenses from property operations in the nine months ended September 30, 2004 were 41% of property revenues, the same as for the nine months ended September 30, 2003.

Other.    Other direct operating expenses in the nine moths ended September 30, 2004 of SEK 461 million relate entirely to the garden center and flower business, acquired as of January 1, 2004.

Selling and administrative expenses

Selling and administrative expenses increased SEK 90 million, or 8%, in the nine months ended September 30, 2004 to SEK 1,184 million from SEK 1,094 million in the nine months ended September 30, 2003, mainly due to additional pension costs, increased expenses in the crude oil and property segments, costs in the garden center and flower business, acquired as of January 1, 2004 and costs in Drott, included as of August 10, 2004.

Depreciation and amortization

We have conducted a review of the estimated useful lives of its vessels. As a result of this review, new useful lives have been established for both existing and future vessels as follows, effective January 1, 2004: RoRo vessels and tankers are depreciated over 20 years instead of over 15 years; and the useful life has been extended for certain ferries and drilling rigs approaching the end of their earlier estimated useful lives. The effect of these revisions has reduced depreciation expense in the nine months ended September 30, 2004 by approximately SEK 160 million.

Depreciation and amortization charges increased SEK 55 million, or 4%, in the nine months ended September 30, 2004 to SEK 1,322 million from SEK 1,267 million in the nine months ended September 30, 2003, mainly due to an impairment charge relating to a hotel in the ferry operations of SEK 52 million and a building in the property segment of SEK 21 million. Net of these exceptional items, depreciation and amortization charges decreased SEK 18 million, or 1%, in the nine months ended September 30, 2004 to SEK 1,246 million, due to the change in estimated useful lives as described above and the increase of the SEK with respect to the US dollar, in particular for the drilling rigs which are denominated in US dollars, partly offset by increased depreciation in the ferry operations and the crude oil tanker segment due to the delivery of new vessels and to depreciation related to the property company Drott, consolidated as a subsidiary from August 10, 2004 and the garden center and flower business, acquired as of January 1, 2004.

Result from affiliated companies

Result from affiliated companies in the nine months ended September 30, 2004 refer to our portion of Drott's results in the period from May 13 to August 10, 2004, after which Drott is consolidated as a subsidiary.

Financial income and expense, net

Financial income and expense, net improved by SEK 304 million in the nine months ended September 30, 2004 to SEK (116) million from SEK (420) million in the nine months ended September 30, 2003.

Net gain (loss) on securities in the nine months ended September 30, 2004 amounted to SEK 302 million, out of which a gain of SEK 218 million was related to the sale of shares in the property company Fabege AB, a gain of SEK 87 million was from other realized gains on securities and there was unrealized losses of SEK (3) million. Net gain (loss) on securities in the nine months ended September 30, 2003 was SEK 67 million.

Interest income in the nine months ended September 30, 2004 increased SEK 11 million to SEK 78 million from SEK 67 million for the nine months ended September 30, 2003 due to higher investment balances.

Interest expense for the nine months ended September 30, 2004 increased SEK 71 million to SEK (715) million from SEK (644) million for the nine months ended September 30, 2003. Interest expense for the nine months ended September 30, 2004 include in total SEK (96) million of interest expense in the property company Drott, consolidated as a subsidiary from August 10, 2004, together with interest expense related to borrowings under the revolving credit facility to finance the acquisition of shares in Drott. Net of the Drott acquisition, interest expense for the nine months ended September 30, 2004 amounted to SEK (619) million, a decrease of SEK 25 million compared to the nine months ended September 30, 2003. This decrease relates mainly to the increase of the SEK with respect to the US dollar and reduced interest rates as a result of a decline in interest rates generally, partly offset by increased borrowings as a consequence of investments in vessels, other properties than the Drott acquisition and the garden center and flower business.

During the nine months ended September 30, 2004, we had foreign exchange gains, net of SEK 20 million, in total related to gains from currency trading. In the nine months ended September 30, 2003, we had foreign exchange gains, net of SEK 23 million consisting of gains of SEK 15 million from currency trading and gains of SEK 8 million from translation differences.

Other financial income (expense) of SEK 166 million for the nine months ended September 30, 2004 includes SEK 73 million relating to the amortization of the excess of SEK 658 million of the acquisition price of the Stena Line 10 5/8% Senior Notes due 2008 acquired in late 2000 over their redemption price. The remaining other financial income (expense) for the nine months ended September 30, 2004 was SEK 93 million, including SEK 111 million related to our share of the results of two investments in VIEs together with net proceeds of SEK 25 million relating to a gain on cancellation of a financial instrument entered into in connection with a proposed debt offering that was not consummated, offset by normal bank fees and the amortization of deferred financing charges for the 9 5/8% Senior Notes due 2012, the 7½% Senior Notes due 2013, the revolving credit facilities and capital lease obligations. Other financial income (expense) of

SEK 28 million for the nine months ended September 30, 2003 includes SEK 97 million of released provisions relating to the excess value for Stena Line Senior Notes and SEK (69) million of bank fees and deferred finance charges, including the remaining balance of the deferred costs for the 1995 Senior Notes, which were redeemed in January 2003.

Income taxes

Income taxes for the nine months ended September 30, 2004 were SEK (240) million, consisting of current taxes of SEK (141) million and deferred taxes of SEK (99) million. Income taxes for the nine months ended September 30, 2003 were SEK (86) million, consisting of net current taxes of SEK (43) million and deferred taxes of SEK (43) million. The provision for taxes is based upon the applicable tax rates in the various jurisdictions where revenues are generated.

Comparison of the year ended December 31, 2003 to the year ended December 31, 2002

Currency effects

Our revenues and expenses are significantly affected, as reported in Swedish kronor (SEK), by fluctuations in currency exchange rates, primarily relative to the US dollar, the British pound and the Euro. We seek to mitigate the impact of potential adverse foreign currency exchange fluctuations by matching, to the extent possible, revenue and expenses in the same currency. In addition, we enter into certain derivative financial instruments. Revenues in our ferry operations are mainly generated in SEK, British pounds, Euro, Norwegian kronor and Danish kronor. Approximately 25% of our total revenues are generated in US dollars while approximately 40% of our total revenues are generated in SEK. Approximately 20% of our total expenses are incurred in US dollars and approximately 50% are incurred in SEK. Although we seek to hedge the net effects of such fluctuations, the reported gross revenues and expenses are influenced by changes in currency exchange rates. The exchange rates as used for consolidation purposes are as follows:

Average rates	January-December 2002	January-December 2003	Change
US $	9.7243	8.0894	(17%)
British pounds	14.5797	13.1946	(10%)
Euro	9.1627	9.1250	—

Closing rates	December 31, 2002	December 31, 2003	Change

US $	8.8250	7.2750	(18%)
British pounds	14.1475	12.9125	(9%)
Euro	9.1925	9.0940	(1%)

Revenues

Total revenues increased SEK 194 million, or 1%, in the year ended December 31, 2003 to SEK 13,619 million from SEK 13,425 million in the year ended December 31, 2002, primarily as a result of increased revenues in shipping and ferry operations, partially offset by reduced revenues from drilling. Revenues in the year ended December 31, 2003 were adversely affected by the increase of the SEK with respect to mainly the US dollar and to a lesser extent with respect to the British pound.

Ferry operations.    Ferry revenues are primarily generated from ticket sales, freight haulage and on board spending. Revenues from ferry operations increased SEK 111 million, or 1%, in the year ended December 31, 2003 to SEK 8,597 million from SEK 8,486 million in the year ended December 31, 2002, mainly due to increased volumes of freight, in particular from the new freight route Rotterdam-Harwich that started in the middle of 2002, partly offset by reduced number of passengers and cars and the increase of the SEK with respect to the British pound.

Net Gain on Sale of Vessels, Ferry operations.    In the year ended December 31, 2003, we recorded gains of SEK 50 million on the sale of the RoRo vessels Stena Freighter and Stena Carrier. In the year ended December 31, 2002, we recorded gains of SEK 20 million, mainly related to the sale of Stena Jutlandica.

Drilling.    Drilling revenues consist of charter hires for our drilling rigs. Revenues from drilling operations decreased SEK 478 million, or 23%, in the year ended December 31, 2003 to SEK 1,601 million from SEK 2,079 million in the year ended December 31, 2002, mainly due to the increase of the SEK with respect to the US dollar, reduced dayrates for the Stena Dee, the Stena Spey and the Stena Clyde, the removal of the Stena Spey and the Stena Dee from service to complete their five-year surveys and offhire periods for the Stena Spey and the Stena Clyde, partly offset by increased revenues for the Stena Don. In the first quarter of 2002, the Stena Don was offhire for approximately two months due to operational difficulties after its delivery in late 2001. Total rig utilization was 73.3% in 2003 as compared to 86.5% in 2002. The change in dayrates reflects new charter contracts. Dayrates for drilling rigs reflect market conditions in effect at the time a charter is made in the particular geographic area.

Shipping.    Shipping revenues primarily represent charter hires for our owned and chartered in vessels and management fees for vessels managed by us. Revenues from shipping operations increased SEK 430 million, or 24%, in the year ended December 31, 2003 to SEK 2,242 million from SEK 1,812 million in the year ended December 31, 2002. Revenues from chartering out Roll-on/Roll-off vessels increased SEK 51 million to SEK 298 million from SEK 247 million, or 21%, principally due to deliveries of the new RoRo vessels from China, the Stena Foreteller in May 2002, the Stena Forecaster in June 2003 and the Stena Forerunner in October 2003 and the newly chartered-in vessels the Vasaland and the Svealand in April 2003, partly offset by a decrease of the SEK with respect to the US dollar and the sale of the Stena Clipper. Revenues from crude oil tankers increased SEK 364 million, or 25%, in the year ended December 31, 2003 to SEK 1,826 million from SEK 1,462 million in the year ended December 31, 2002, mainly due to increased daily charter rates in all tanker segments, the delivery of the Stena Caribbean in June 2002 and the Stena Calypso in October 2002 and additional tankers chartered in, partly offset by the increase of the SEK with respect to the US dollar and the sale in July 2002 of the Stena Conductor. During the year ended December 31, 2003, we had a total of 31 tankers chartered in for all or parts of the year, compared to a total of 21 tankers chartered in during the year ended December 31, 2002.

Net Gain on Sale of Vessels, Shipping.    In the year ended December 31, 2003, we recorded gains of SEK 64 million on the sale of the RoPax vessel Stena Britannica and the RoRo vessel the Oihonna (renamed the Vasaland), partly offset by a small loss on the sale of the RoRo vessel Stena Clipper. In the year ended December 31, 2002, we recorded gains of SEK 28 million on the sale of the VLCC tanker Stena Conductor.

Property.    Property revenues consist of rents for properties owned and management fees for properties managed by us. Revenues from property operations increased SEK 46 million, or 5%, in the year ended December 31, 2003 to SEK 932 million from SEK 886 million in the year ended December 31, 2002, mainly due to increased rents, partly offset by sales of properties

Net Gain (Loss) on Sale of Properties.    In the year ended December 31, 2003, we recorded gains of SEK 126 million on the sale of properties. In the year ended December 31, 2002, we recorded gains of SEK 104 million on the sale of properties.

Direct operating expenses

Total direct operating expenses increased SEK 313 million, or 3%, in the year ended December 31, 2003 to SEK 9,333 million from SEK 9,020 million in the year ended December 31, 2002, primarily due to increased operating expenses in our ferry operations and shipping, partly offset by decreased operating expenses in drilling and the increase of the SEK with respect to the US dollar and, to a lesser extent, with respect to the British pound.

Ferry operations.    Direct operating expenses for ferry operations consist principally of personnel costs, costs of goods sold on the vessels, fuel costs, vessel charter costs, commissions, package tour costs and other related costs. A significant portion of these costs are of a fixed nature and do not vary as a result of changes in our seasonal requirements. Direct operating expenses for ferry operations increased SEK 179 million, or 3%, in the year ended December 31, 2003 to SEK 6,443 million from SEK 6,264 million in the year ended December 31, 2002, mainly due to costs of the new Rotterdam-Harwich freight route, partly offset by an increase of the SEK with respect to the British pound. Direct operating expenses for ferry operations for the year ended December 31, 2003 was 75% of revenues, as compared to 74% for the year ended December 31, 2002.

Drilling.    Direct operating expenses for drilling consist primarily of personnel costs, fuel costs, insurance, maintenance and catering costs. Direct operating expenses from drilling operations decreased SEK 139 million, or 15%, in the year ended December 31, 2003 to SEK 810 million from SEK 949 million in the year ended December 31, 2002, mainly due to an increase of the SEK with respect to the US dollar and lower expenses for the Stena Spey, the Stena Dee and the Stena Clyde due to offhire periods, partly offset by costs for the Stena Don related to the settlement of the dispute with Statoil. Direct operating expenses from drilling operations for the year ended December 31, 2003 were 51% of drilling revenues as compared to 46% for the year ended December 31, 2002 mainly due to lower utilization.

Shipping.    Direct operating expenses for shipping consist primarily of vessel charter costs, fuel costs, personnel costs, insurance and other related vessel costs. Direct operating expenses from shipping operations increased SEK 247 million, or 17%, in the year ended December 31, 2003 to SEK 1,698 million from SEK 1,451 million in the year ended December 31, 2002. Direct operating expenses with respect to Roll-on/Roll-off Vessels increased by SEK 85 million, or 83%, in the year ended December 31, 2003 to SEK 187 million from SEK 102 million in the year ended December 31, 2002, mainly due to deliveries of new RoRo vessels from China, the Stena Foreteller in May 2002, the Stena Forecaster in June 2003 and the Stena Forerunner in October 2003 and the newly chartered-in vessels the Vasaland and the Svealand in April 2003, partly offset by a decrease of the SEK with respect to the US dollar and the sale of the Stena Clipper. Direct operating expenses associated with crude oil tankers increased SEK 162 million, or 12%, to SEK 1,502 million from SEK 1,340 million, mainly due to increased costs resulting from a larger fleet, higher charter rates and the delivery of the Stena Caribbean in June 2002 and the Stena Calypso in October 2002, partly offset by an increase of the SEK with respect to the US dollar and the sale in July 2002 of the Stena Conductor. During the year ended December 31, 2003, we had a total of 31 tankers chartered in for all or parts of the year, compared to a total of 21 tankers chartered in during the year ended December 31, 2002. Direct operating expenses for crude oil operations for the year ended December 31, 2003 were 82% of revenues, as compared to 92% for the year ended December 31, 2002, mainly as a result of increased charter rates. Direct operating expenses for crude oil tankers include time-charter costs, which normally are fixed for periods between 6 months and up to 5 years in advance, while revenues in the spot market vary with each voyage.

Property.    Property expenses consist primarily of maintenance, heating and personnel costs. Direct operating expenses from property operations increased SEK 26 million, or 7%, in the year ended December 31, 2003 to SEK 382 million from SEK 356 million in the year ended December 31, 2002, increased maintenance costs, partially offset by sales of properties. Direct operating expenses from property operations in the year ended December 31, 2003 were 41% of property revenues, as compared to 40% for the year ended December 31, 2002.

Selling and administrative expenses

Selling and administrative expenses increased SEK 54 million, or 4%, in the year ended December 31, 2003 to SEK 1,522 million from SEK 1,468 million in the year ended December 31, 2002, mainly related to increased salaries and consultants' costs and legal costs in our drilling business.

Depreciation and amortization

Depreciation and amortization charges decreased SEK 22 million, or (1%), in the year ended December 31, 2003 to SEK 1,742 million from SEK 1,764 million in the year ended December 31, 2002, mainly due to increase of the SEK with respect to the US dollar, in particular for the drilling rigs which are denominated in US dollars, partly offset by increased depreciation in the ferry and RoRo operations due to the delivery of new vessels. The new RoPax vessels Stena Britannica and Stena Adventurer entered service in our ferry operations in February and July, respectively, while the old Stena Britannica was sold in March 2003. The new RoRo vessels from China, the Stena Foreteller, the Stena Forecaster and the Stena Forerunner, were delivered in May 2002, June 2003 and October 2003, respectively. Depreciation on properties increased in 2003 to SEK 77 million from SEK 62 million in 2002, mainly as a result of investments in existing properties for new tenants which are depreciated over a shorter time period than investments in new properties.

Result from affiliated companies

Result from affiliated companies for the year ended December 31, 2002, relate to the 40% interest in P&O Stena Line, which was sold in August 2002. Our share of affiliated companies' results in the year ended December 31, 2002 amounted to a gain of SEK 51 million.

Financial income and expense, net

Financial income and expense, net increased by SEK 319 million in the year ended December 31, 2003 to SEK (506) million from SEK (825) million in the year ended December 31, 2002.

Dividends received in the year ended December 31, 2003 increased SEK 24 million to SEK 39 million from SEK 15 million in the year ended December 31, 2002 due to an increased number of investments that pay dividends. Dividends relate to short-term investments and marketable securities.

Net gain (loss) on securities in the year ended December 31, 2003 amounted to SEK 185 million, of which SEK 204 million related to net realized gains and SEK (19) million to net unrealized gains, mainly related to non-listed shares. Net gain (loss) on securities in the year ended December 31, 2002 was SEK (77) million, mainly related to unrealized losses on high-yield bonds.

Interest income in the year ended December 31, 2003 decreased SEK 127 million, or 60%, to SEK 85 million from SEK 212 million in the year ended December 31, 2002. In the year ended December 31, 2002, we had interest income of SEK 102 million from P&O relating to the sale in August 2002 of P&O Stena Line.

Interest expense for the year ended December 31, 2003 decreased SEK 212 million, or 20%, to SEK (824) million from SEK (1,036) million for the year ended December 31, 2002. Interest expense decreased mainly due to an increase of the SEK with respect to the US dollar and, to a lesser extent, reduced interest rates as a result of a decline in interest rates generally and the redemption in January 2003 of the 10½% Senior Notes due 2005.

During the year ended December 31, 2003, we had foreign exchange gains, net of SEK 27 million consisting of gains of SEK 10 million from currency trading and gains of SEK 17 million from translation differences. In the year ended December 31, 2002, we had foreign exchange gains, net of SEK 29 million consisting of gains of SEK 45 million from currency trading and losses of SEK (16) million from translation differences.

Other financial income (expense) of SEK (18) million for the year ended 2003 includes SEK 120 million relating to amortization of SEK 658 million representing the difference between the acquisition price of the Stena Line 10 5/8% Senior Notes due 2008 acquired in late 2000 over their redemption price. This excess value is being amortized between 2001 and early 2004 in the first and last quarters of each year according to a plan established at the end of 2000. The remaining other financial income (expense) for the year ended December 31, 2003 was SEK (138) million, including SEK (86) million of premium paid in connection with the redemption of the 10½% Senior Notes due 2005 and the 8¾% Senior Notes due 2007 and the write off of the remaining deferred financing costs for these notes and SEK (52) million relating to charges incurred in connection with our ongoing financing arrangements and the amortization of deferred financing charges for our existing debt and capital lease obligations. Other financial income

(expense) of SEK 32 million for the year ended December 31, 2002 includes released provisions of SEK 174 million relating to the excess value for Stena Line Senior Notes and SEK 142 million relating to charges incurred in connection with our ongoing financing arrangements and the amortization of deferred financing charges for our existing debt and capital lease obligations, including the remaining balance of the deferred costs for the 1995 revolving credit facility and deferred costs and premium paid for the Stena Tay private placement.

Income taxes

Income taxes for the year ended December 31, 2003 were SEK 1 million, consisting of current taxes of SEK (58) million and deferred taxes of SEK 59 million. Income taxes in 2002 were SEK 30 million, consisting of net current taxes of SEK (29) million and deferred taxes of SEK 59 million. The provision for taxes is based upon the applicable tax rates in the various jurisdictions where we generate revenues.

Comparison of the year ended December 31, 2002 to the year ended December 31, 2001

Currency effects

Our revenues and expenses, as reported in Swedish kronor (SEK), are significantly affected by fluctuations in currency exchange rates, primarily relative to the US dollar and, to a lesser extent, to the British pound and the euro. We seek to mitigate the impact of potential adverse foreign currency exchange fluctuations by matching, to the extent possible, revenue and expenses in the same currency. In addition, we enter into certain derivative financial instruments. See also "— Quantitative and qualitative disclosures about market risk". Revenues in our ferry operations are mainly generated in SEK, British pounds, euro, Norwegian kronor and Danish kronor. Excluding our ferry operations, approximately 80% of our revenues and 75% of direct operating expenses are generated in US dollars while approximately 15% of our total revenues are generated in SEK. Although we seek to hedge the net effects of such fluctuations, the reported gross revenues and expenses are influenced. The exchange rates as used for consolidation are presented below:

Average rates	2001	2002	Change
	(SEK)	(SEK)
US$	10.33	9.72	(6)%
British pound	14.87	14.58	(2)%
euro	9.25	9.16	(1)%

Closing rates	December 31, 2001	December 31, 2002	Change
	(SEK)	(SEK)
US$	10.6675	8.8250	(17)%
British pound	15.4750	14.1475	(9)%
euro	9.4190	9.1925	(2)%

Revenues

Total revenues increased SEK 321 million in 2002 to SEK 13,425 million from SEK 13,104 million in 2001, or 2%. The increase in revenues in 2002 were negatively affected by the strengthening of the SEK with respect to the US dollar. Excluding our ferry operations, revenues decreased by approximately SEK 200 million as a consequence of this currency effect.

Ferry operations.    Ferry revenues are primarily generated from ticket sales, freight haulage and on board spending. Revenues from ferry operations increased SEK 577 million in 2002 to SEK 8,486 million from SEK 7,909 million in 2001, or 7%, principally due to increased volumes of passengers, cars and freight, including effects of increased capacity on the Karlskrona-Gdynia route and the new freight route Rotterdam-Harwich.

Net Gain (Loss) on Sale of Vessels, Ferry operations.    In 2002, we recorded gains of SEK 20 million, mainly related to the sale of the Stena Jutlandica, partly offset by a loss on the sale of the Stena Galloway. In 2001, we recorded a loss of SEK (16) million on the sale of the conventional fast ferry Felix.

Drilling.    Drilling revenues consist of charter hires for our drilling rigs. Revenues from drilling operations increased SEK 377 million in 2002 to SEK 2,079 million from SEK 1,702 million in 2001, or 22%, principally due to the delivery of the Stena Don in December 2001 and, to a lesser extent, increased dayrates for the Stena Spey and the Stena Clyde, partly offset by reduced revenues for the Stena Dee due to lower dayrates and offhire. The change in dayrates reflects new charter contracts. Dayrates for drilling rigs reflect market conditions in effect at the time a charter is made in the particular geographic area.

Shipping.    Shipping revenues primarily represent charter hires for our owned and chartered in vessels and management fees for vessels managed by us. Revenues from shipping operations decreased SEK 686 million in 2002 to SEK 1,812 million from SEK 2,498 million in 2001, or 28%. Revenues from chartering out Roll-on/Roll-off vessels decreased SEK 50 million to SEK 247 million from SEK 297 million, or 17% as a consequence of the transfer of the Stena Traveller to Ferry operations in early 2002 and lower dayrate for the Sea Centurion, partly offset by revenues from the Stena Foreteller from June 2002. Revenues from crude oil tankers decreased SEK 663 million in 2002 to SEK 1,462 million from SEK 2,125 million in 2001, or 31%, due to the sale in December 2001 of the ULCC Stena Companion and the sale in July 2002 of the VLCC Stena Conductor, together with decreased revenues in the product tanker and Aframax segments as a consequence of lower charter rates in the spot market, partly offset by the delivery in June 2002 of the Stena Caribbean and in October 2002 of the Stena Calypso and a few additional tankers chartered in.

Net Gain on Sale of Vessels, Shipping.    In 2002, we recorded gains of SEK 28 million on the sale of the VLCC tanker Stena Conductor. In 2001, we recorded gains of SEK 171 million on the sale of the RoRo vessel Stena Partner, the VLCC tanker Stena Concordia and the ULCC tanker Stena Companion.

Property.    Property revenues consist of rents for properties owned and management fees from properties managed by us. Revenues from property operations increased SEK 99 million in 2002 to SEK 886 million from SEK 787 million in 2001, or 13%, mainly due to the acquisition of additional properties in Sweden in the last quarter of 2001 and in 2002, partly offset by sales of properties.

Net Gain on Sale of Properties.    In 2002, we recorded gains on sale of properties of SEK 104 million, mainly related to sale of properties in Sweden. In 2001, we recorded gains on sales of properties of SEK 41 million.

Direct operating expenses

Total direct operating expenses increased SEK 191 million in 2002 to SEK 9,020 million from SEK 8,829 million in 2001, or 2%. The increase in expenses in 2002 was partly offset by the strengthening of the SEK with respect to the US dollar.

Ferry operations.    Direct operating expenses for ferry operations consist principally of personnel costs, costs of goods sold on the vessels, fuel costs, vessel charter costs, commissions, package tour costs and other related costs. Direct operating expenses for ferry operations increased SEK 41 million in 2002 to SEK 6,264 million from SEK 6,223 million in 2001, partly due to higher vessel costs on certain routes as a result of vessel changes to increase capacity, offset by reduced expenses due to a tax subsidy system for social security costs for onboard personnel on Swedish flagged vessels introduced in Sweden on October 1, 2001. Direct operating expenses for ferry operations in 2002 decreased to 74% of revenues, as compared to 79% in 2001.

Drilling.    Direct operating expenses for drilling consist primarily of personnel costs, fuel costs, insurance, maintenance and catering costs. Direct operating expenses from drilling operations increased SEK 405 million in 2002 to SEK 949 million from SEK 544 million in 2001, or 74%, mainly due to the delivery of the Stena Don in December 2001 and lower expenses in 2001 due to released provisions in the third quarter of SEK 76 million relating to social charges for seamen, as a consequence of a new agreement with UK authorities, partly offset by lower expenses in 2002 for the Stena Dee while it was offhire. Direct operating expenses from drilling operations in 2002 were 46% of revenues as compared to 36% in 2001, before release of provision.

Shipping.    Direct operating expenses for shipping consist primarily of vessel charter costs, fuel costs, personnel costs, insurance and other related vessel costs. Direct operating expenses from shipping operations decreased SEK 297 million in 2002 to SEK 1,451 million from SEK 1,748 million in 2001 or 17%. Direct operating expenses with respect to Roll-on/Roll-off Vessels decreased SEK 14 million to SEK 102 million from SEK 116 million or 12%. Direct operating expenses in 2001 included SEK 30 million regarding the final settlement for the cancelled four Italian RoRo newbuildings and the balance of that settlement, SEK 45 million, was included as other financial expense reflecting that the final settlement amount was lower than the amount expected. Direct operating expenses in 2002 include costs for the Stena Foreteller from June 2002. Direct operating expenses associated with crude oil tankers decreased SEK 292 million to SEK 1,340 million from SEK 1,632 million, or 18%, mainly due to lower rates for chartered vessels, the sale of the Stena Companion in December 2001 and currency effects as above. In the third quarter 2001, costs of SEK 112 million were recorded due to charter commitments made before the restructuring of StenTex, the joint-venture with Texaco, after the announced take-over of Texaco by Chevron. Direct operating expenses for crude oil operations in 2002 were 92% of revenues, as compared to 77% in 2001. Direct operating expenses for crude oil tankers include time-charter costs which are fixed for periods between 6 and 12 months in advance, while revenues in the spot market vary with each voyage. The change in operating expenses as a percentage of revenues reflects primarily the decline in charter rates in the spot market.

Property.    Property expenses consist primarily of maintenance, heating and personnel costs. Direct operating expenses from property operations increased SEK 57 million in 2002 to SEK 356 million from SEK 299 million in 2001, or 19%, primarily due to increased expenses as a result of additional properties acquired in Sweden from July to December 2001. Direct operating expenses from property operations in 2002 were 40% of property revenues, as compared to 38% in 2001.

Selling and administrative expenses

Selling and administrative expenses increased SEK 47 million in 2002 to SEK 1,468 million from SEK 1,421 million in 2001, or 3%, mainly due to expenses of SEK 33 million related to the consolidation into the group at the end of 2001 of StenTex (crude oil tanker segment).

Depreciation and amortization

Depreciation and amortization charges increased SEK 159 million in 2002 to SEK 1,764 million from SEK 1,605 million in 2001, or 10%, mainly due to the delivery of the rig Stena Don in December 2001 and, to a lesser extent, the deliveries of the RoRo vessel Stena Foreteller in May 2002 and the C-max tanker vessels Stena Caribbean in June 2002 and Stena Calypso in October 2002, respectively, partly offset by currency effects as above the sale of the Stena Companion in the last quarter of 2001 and the sale of the Stena Conductor in July 2002.

Result from affiliated companies

Gain on sale of affiliated companies relate to the sale in August 2002 of the 40% interest in P&O Stena Line. Share of affiliated companies- results in 2002 of SEK 51 million relate to P&O Stena Line and the period ended July 31, 2002. The share of affiliated companies' results in 2001 amounted to a gain of SEK 131 million.

Financial income and expense, net

Financial income and expense, net decreased SEK 228 million in 2002 to a loss of SEK (825) million from a loss of SEK (597) million in 2001.

Net gain (loss) on securities in 2002 was SEK (77) million, of which SEK (11) million net realized losses and SEK (66) million net unrealized losses, mainly on high-yield bonds. Net gain on securities in 2001 amounted to a net gain of SEK 107 million, related to unrealized losses as well as realized gains from the sale of equity shares.

Interest income in 2002 increased SEK 92 million to SEK 212 million from SEK 120 million in 2001, mainly due to interest income from P&O of SEK 102 million from the sale in August of P&O Stena

Line. The sale of our investment in P&O included consideration for the shares and a dividend, both of which were included in the computation of the gain on the sale, and an interest component for the period January to August 2002 based on the sales price. The interest component of the sales proceeds was classified as interest income.

Interest expense in 2002 increased SEK 123 million to SEK (1,036) million from SEK (913) million in 2001. Interest expense increased mainly due to interest expense for the Stena Don, delivered in December 2001 and, to a lesser extent, the Stena Foreteller, the Stena Caribbean and the Stena Calypso, delivered in May, June and October 2002, respectively, partly offset by lower interest rates and repayment of debt in August 2002 with proceeds from the sale of P&O Stena Line, the sale of the Stena Companion in the last quarter of 2001 and the sale of the Stena Conductor in July 2002.

In 2002, we had foreign exchange gains, net of SEK 29 million consisting of gains of SEK 45 million from currency trading and losses of SEK (16) million from translation differences. In 2001, we had foreign exchange losses of SEK (74) million consisting of losses of SEK (78) million from translation differences and gains of SEK 4 million from currency trading.

Other financial income (expense) of SEK 32 million in 2002 includes a SEK 174 million release of the reserve of SEK 658 million relating to the excess of acquisition value of Stena Line Senior Notes over their redemption price as acquired in late 2000. This excess value is being amortized between 2001 and early 2004, according to a plan established at the end of 2000. Other financial income (expense) in 2002 also includes amortization of financing costs of in total SEK (90) million for the issue of the Senior Notes in 1995, 1997 and 2002, the Revolving Credit Facilities in 1995, 2001 and 2002 and the 1999 Stena Tay private placement. All of these costs are amortized over the life of the borrowings. In connection with the refinancing in late 2002, the remaining balance of the deferred debt issuance costs for the 1995 revolving credit facility and the Stena Tay private placement were written off.

Other financial income (expense) in 2001 amounted to SEK 158 million including released provisions of SEK 277 million related to the reserve of SEK 658 million as described above. Other items of in total SEK (119) million include amortized deferred financing costs, financial costs regarding the final settlement for the cancelled four Italian RoRo newbuildings and financing of a tanker as well as normal bank charges.

Income taxes

Income taxes in 2002 were SEK 30 million, consisting of net current taxes of SEK (29) million and deferred taxes of SEK 59 million. Gains from the sale of P&O Stena Line are expected to be exempt from tax after the introduction from April 1, 2002 of a new tax legislation on capital gains in the United Kingdom. Income taxes in 2001 amounted to SEK 605 million, of which SEK (74) million related to current taxes and SEK 679 million related to deferred taxes. In 2001 further tax loss carryforwards related to the shareholding in Stena Line were crystallized as a consequence of a legal reorganization in September 2001.

Liquidity and capital resources

Our liquidity requirements principally relate to servicing debt, financing the purchase of vessels and other assets and funding working capital. We have in prior years met our liquidity requirements with cash on hand, cash flows from operations, borrowings under various credit facilities and financing and refinancing arrangements. As of September 30, 2004, we had total cash and marketable securities of SEK 3,974 million as compared with SEK 4,568 million at December 31, 2003.

For the nine months ended September 30, 2004, cash flows provided by operating activities amounted to SEK 1,243 million as compared to SEK 1,073 million in the first nine months ended September 30, 2003. For the nine months ended September 30, 2004, cash flows used in investing activities amounted to SEK (4,854) million, of which SEK (2,540) million related to capital expenditures and SEK (3,858) million to fund acquisitions. For the nine months ended

September 30, 2003, cash flows used in investing activities amounted to SEK (2,750) million of which capital expenditures amounted to SEK (2,673) million. Total construction in progress as of September 30, 2004 was SEK 241 million as compared to SEK 589 million at December 31, 2003. Cash flows provided by financing activities for the nine months ended September 30, 2004 amounted to SEK 3,087 million, mainly relating to proceeds from new debt and drawings under the revolving credit facilities. For the nine months ended September 30, 2003, cash flows provided by financing activities amounted to SEK 697 million.

Total interest bearing debt as of September 30, 2004 was SEK 24,441 million as compared with SEK 14,826 million at December 31, 2003. Interest bearing debt as of September 30, 2004 includes SEK 6,070 million of debt in the property company Drott, consolidated as of August 10, 2004, together with SEK 3,054 million of debt related to the acquisition of shares in Drott. The remaining increase in debt relates to new borrowings for the acquisition of other properties as well as nine vessels, out of which four were tankers, four were ferries acquired from P&O and one was the RoPax vessel Svealand, together with the weakening of the SEK against the US dollar and the British pound, partly offset by debt repayments from the proceeds of the sales of the Stena Tender, Stena Timer and Stena Traveller and from the sale of properties.

As of September 30, 2004, we had two revolving credit facilities. The $600 million revolving credit facility from 2002 was scheduled to mature in November 2007. As of September 30, 2004, $545 million was outstanding under this facility and $15 million was used for issuing bank guarantees. As of December 31, 2003, $330 million was outstanding under this facility and $14 million was used for issuing bank guarantees. The $275 million revolving credit facility from 2001 had been reduced in accordance with its terms to $185 million and was scheduled to mature in September 2006. As of September 30, 2004, $145 million was outstanding under this facility. As of December 31, 2003, $150 million was outstanding under this facility. Our new $1 billion revolving credit facility refinanced our 2001 and 2002 revolving credit facilities as well as other existing facilities. The borrowings under the new credit facility are secured by the same assets that secured the borrowings that were refinanced. See "Description of other indebtedness" for further description of our credit facilities.

In January 2003, we redeemed the remaining outstanding 10½% Senior Notes due 2005. As of December 31, 2002, we had repurchased $72 million of the 10½% Senior Notes due 2005 and $103 million out of the original amount of the $175 million was redeemed in January 2003. On October 6, 2003 we redeemed in total the outstanding 8¾% Senior Notes due 2007

On December 2, 2003, we issued $175 million in aggregate principal amount of 7.5% Senior Notes due 2013.

During the first six months of 2004, we repurchased SEK 60 million ($8.1 million) of our 9 5/8% Senior Notes due 2012.

Our remaining capital expenditure commitment for newbuildings on order as of September 30, 2004 was SEK 1,341 million all of which is due in 2005 and 2006. We plan on financing the unpaid balance, together with additional expenses and financing costs, through cash from operations, our revolving credit facility, new capital lease agreements, new bank loans or other financing arrangements.

We believe that, based on current levels of operating performance and anticipated market conditions, our cash flow from operations, together with other available sources of funds, including refinancings, will be adequate to make required payments of principal and interest on our debt, including the notes, to permit proposed capital expenditures, including newbuildings and other vessel acquisitions, and to fund anticipated working capital requirements.

We have included information in this prospectus with respect to Adjusted EBITDA because it conforms with the definition of Consolidated Cash Flow in the indenture governing our 9 5/8% Senior Notes due 2012, our 7.5% Senior Notes due 2013 and the notes offered hereby. Our ability to incur debt pursuant to that indenture and the indenture governing the notes is limited by a pro forma calculation of the ratio of Consolidated Cash Flow to Consolidated Interest Expense.

Under the terms of such indenture and the indenture governing the notes we may incur additional debt so long as the pro forma ratio of Consolidated Cash Flow to Consolidated Interest Expense exceeds 2.00 to 1.00 for the restricted group, subject to certain exceptions as defined in the indenture and the indenture governing the notes. For the nine months ended September 30, 2004, the ratio of Consolidated Cash Flow to Consolidated Interest Expense for the restricted group was 5.17 to 1.00. If we fail to meet the ratio test, our ability to incur new debt will be significantly limited.

Long-term financial obligations and other commercial commitments

Our long-term financial obligations as of December 31, 2003 were as follows:

(SEK in millions)	Total	Less than one year	1-3 years	4-5 Years	More than 5 years	Not Specified
Long-term debt, including current maturities	13,453	331	2,343	3,530	3,602	3,647
Capital leases	1,373	44	81	78	1,170	—
Operating leases	4,133	1,304	1,463	710	656	—
Purchase obligations	2,186	754	1,432	—	—	—
Other long term liabilities	120	5	58	4	53	—
Total	21,265	2,438	5,377	4,322	5,481	3,647

Our commercial commitments are listed in Note 25 of our consolidated financial statements and relate mainly to purchase obligations for newbuildings.

Off Balance Sheet Arrangements

One of our subsidiaries and a subsidiary of Teekay Shipping Corporation have each guaranteed the performance by one of the Stena/Teekay joint ventures of its obligations under a charter agreement with Esso Norway. Our liability under this guarantee is limited to 50% of any claim caused by the non-performance of the joint venture. We and Teekay have also guaranteed the repayment by the other two Stena/Teekay joint ventures of $50 million and $66 million loans from groups of banks. Our liability under these loans is limited to 50% of the amount outstanding under the loan agreements, including interest, charges, expenses and damages.

Application of critical accounting policies

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in Sweden (Swedish GAAP), which differ in certain significant respects from generally accepted accounting principles in the United States (US GAAP). The principal differences between Swedish GAAP and US GAAP are further discussed in Note 31 to our consolidated financial statements.

The preparation of our Consolidated Financial Statements requires the use of estimates, judgments and assumptions that affect the reported amounts of assets, liabilities and provisions at the date of the financial statements and the reported amounts of sales and expenses during the periods presented. The accounting principles applied by us that are deemed to be critical are discussed below:

Vessels lives and impairment.    Our vessels represent our most significant assets and we state them at cost less accumulated depreciation. Depreciation of vessels, which includes depreciation of vessels under capital leases, is computed using the straight-line method over estimated service lives of 10 to 25 years. Significant vessel improvement costs are capitalized as additions to the vessel rather than being expensed as a repair and maintenance activity. Should certain factors or circumstances cause us to revise our estimate of vessel service lives, depreciation expense could be materially lower or higher. If circumstances cause us to change our assumptions in making determinations as to whether vessel improvements should be capitalized, the amounts we expense each year as repairs and maintenance costs could increase, partially offset by a decrease in depreciation expense.

Dry-docking.    Within the international shipping industry, there are different methods that are used to account for dry-docking costs. We changed our accounting policy for dry-docking costs as of January 1, 2002 due to a new accounting standard issued in Sweden. We now use a method that capitalizes dry-docking costs as incurred and amortizes such costs as depreciation and amortization expense over the period to the next scheduled dry-docking. The change in accounting principle had no material impact on net income or shareholders' equity.

Impairment of long-lived assets.    We review long lived assets used in our business and investments in affiliated companies on an annual basis for impairment, or whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of assets may not be recoverable. An impaired asset is written down to its estimated fair value if the decline is deemed to be permanent. We estimate fair value based on independent appraisals, sales price negotiations, active markets if available and projected future cash flows discounted at a rate determined by management to be commensurate with our business risk. The estimation of fair value using these methods is subject to numerous uncertainties which require our significant judgment when making assumptions of revenues, operating costs, selling and administrative expenses, interest rates and general economic business conditions, among other factors.

Market value of marketable securities.    Under Swedish GAAP our investments in current marketable securities held for trading purposes and noncurrent marketable securities that are held for purposes other than trading are recorded at the lower of cost or market. Net unrealized gains on our marketable securities are not recognized and net unrealized losses are recognized in our income statement as gain (loss) on securities. Under US GAAP, all of our investment in current marketable securities with a readily determinable fair value are either classified as held for trading or held for purposes other than trading and carried at market value. Market value is determined using period-end sales prices on stock exchanges or dealer quotes. Changes in the market value of current marketable securities held for trading are recorded as financial income and expense in our income statement. Changes in the market value of current marketable securities held for purposes other than trading are recorded, net of deferred taxes, in stockholders' equity.

Financial instruments.    Under Swedish GAAP, we apply hedge accounting for all transactions that are economically hedged. Such transactions are hedged on-balance sheet or off-balance sheet by transactions with matching principal or notional amounts, interest rates and currencies, such that our exposure to changes in net values of such transactions due to movements in interest or exchange rates is hedged.

Certain assets, liabilities and designated derivatives had qualified for hedge accounting under previous US GAAP standards. Effective January 1, 2001, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Transactions, an Amendment to FASB Statement No. 133." Under the new US GAAP accounting standards, our hedging relationships did not qualify for hedge accounting under US GAAP during 2001 and 2002. Therefore, the adoption and ongoing application of the new US GAAP accounting standards increases the volatility of reported earnings under US GAAP. Our ambition is that certain assets, liabilities and designated derivatives will be designed to qualify for hedge accounting in the future and thereby reduce this volatility.

The fair market values for our derivative financial instruments are generally determined based on quoted market prices or market quotes for the same or similar financial instruments.

Revision of Depreciable Lives of Vessels

We have conducted a review of the estimated useful lives of our vessels. As a result of this review, we have established new useful lives for both existing and future vessels as follows, effective January 1, 2004: RoRo vessels and tankers are depreciated over 20 years instead of 15 years; and the useful life of certain old ferries and drilling rigs has been extended. The effect of these revisions is estimated to reduce depreciation expense in 2004 by approximately SEK 255 million.

New accounting principles adopted in 2004

Accounting for pensions

In 2004, the Company changed its accounting principles for pensions and other employment benefits according to the Swedish Financial Accounting Standards Council's recommendation RR 29, "Employee Benefits", which is based on IAS 19 "Employee benefits" issued by International Accounting Standards Committee ("ISAC"). The effect of this standard is mainly a change in timing of pension costs compared to previous principles, so that pension costs for future salary increases are estimated and recognized during the service period. In accordance with the transition rules, a transition liability was determined as of January 1, 2004. This transition liability exceeded the liability for pensions in the December 31, 2003 consolidated balance sheet in accordance with earlier principles, and the net effect of the change in accounting principles at adoption has in accordance with RR29 been charged to stockholders' equity. The transition to the new recommendation led to the recognition of an additional pension liability of SEK 326 million, reduction of a pension plan asset of SEK 244 million and a deferred tax asset of SEK 171 million. The net of tax effect of SEK 399 million has been recorded as a reduction of opening shareholders' equity as of January 1, 2004. The adoption of RR29 did not have a material impact on reported net income for the nine months period ending September 30, 2004. Pursuant to the rules on transition of the Recommendation, prior year information has not been restated.

Consolidation — Special Purpose Entities

In 2004, the Company has chosen to follow the Swedish Financial Accounting Standard guidance of the URA 20 "Consolidation of Special Purpose Entities" issued by The Swedish Accounting Standards Council. An entity should in accordance with this guidance include a special purpose entity in the consolidated accounts when the Company will receive the majority of the benefits of owning a special purpose entity which is in all other respects equal to a majority ownership of shares in that entity. The Company is including special purpose entities from January 1, 2004, in accordance with the equity method. The transition rules under the Swedish Financial Accounting Standards Council's recommendation RR 5 "Change in accounting principles" permit the transition amount, net of tax to be recorded as an increase of stockholders equity as of January 1, 2004.The increase of stockholders equity amounts to SEK 133 million as of January 1, 2004. Pursuant to the rules on transition of the recommendation, prior year information has not been restated.

Recent U.S. accounting pronouncements

In January 2003, FASB released FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). This interpretation changes the method of determining whether certain entities, including securitization entities, should be included in a company's consolidated financial statements. An entity is subject to FIN 46 and is called a variable interest entity (VIE) if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) equity investors that cannot make significant decisions about the entity's operations, or that do not absorb the expected losses or receive the expected returns of the entity. All other entities are evaluated for consolidation in accordance with SFAS No. 94, "Consolidation of All Majority-Owned Subsidiaries" (SFAS 94). A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that has a majority of the expected losses or a majority of the expected residual returns or both. A VIE includes entities that previously were referred to as Special Purpose Entities (SPEs).

In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities" (FIN 46R) which replaces FIN 46. We are required to apply FIN 46 or FIN 46R to VIE's created after January 31, 2003 by the end of the first reporting period that ends after December 15, 2003. We are required to apply FIN 46R to all entities no later than the first reporting period that ends after March 15, 2004. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and noncontrolling interest of the VIE would be initially measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE. FIN 46R also mandates new disclosures about VIEs.

In December 2002 we acquired certain interests in a VIE (the "2002 VIE"). In 2004 we are required to consolidate the 2002 VIE under US GAAP. The impact of the consolidation of the 2002 VIE under US GAAP would increase assets and liabilities as of December 31, 2003 by approximately $264 million. The 2002 VIE was formed for the limited purpose of investing primarily in high yield securities and certain other eligible assets funded from the issuance by the 2002 VIE of approximately $267 million of senior secured and subordinated secured notes, and $8 million of mandatorily redeemable preference shares. We believe that our maximum exposure to loss as a result of our association with the 2002 VIE is limited to approximately $33.1 million, which consists of our investment in certain tranches of debt issued by the 2002 VIE and the mandatorily redeemable preference shares.

We have applied FIN 46 to a second VIE which was formed in August 2003 (the "2003 VIE") and we have consolidated that VIE for US GAAP purposes as of December 31, 2003. The impact of the consolidation of the 2003 VIE increased assets by approximately $100 million (SEK 719 million) and liabilities by approximately $96 million (SEK 687 million). The difference in the results of operations of the 2003 VIE between Swedish and US GAAP was insignificant. To date the 2003 VIE has been funded by bank loans and equity contributions by us and a third party. The 2003 VIE was formed for the limited purpose of investing primarily in bank loans. We believe that our maximum exposure to loss as a result of our association with the 2003 VIE is limited to approximately $40 million (SEK 288 million). The investments in the 2002 VIE and the 2003 VIE are held by an unrestricted subsidiary.

Reconciliation of Swedish GAAP to US GAAP

The differences in net income and stockholders' equity between Swedish GAAP and US GAAP result primarily from differing accounting treatments for disposal of assets, depreciation of properties, investments in securities, financial instruments, purchase accounting, pensions and other items. See Note 31 of the notes to our consolidated financial statements for a reconciliation of net income and stockholders' equity from Swedish GAAP to US GAAP and a discussion of such differences.

Net income determined in accordance with US GAAP would have been SEK 425 million and SEK 1,954 million in the nine month period ended September 30, 2003 and 2004, respectively, as compared to SEK 594 million and SEK 1,315 million of net income determined under Swedish GAAP for the nine month period ended September 30, 2003 and 2004, respectively.

Net income determined in accordance with US GAAP would have been SEK 942 million in 2001, SEK 1,413 million in 2002 and SEK 316 million in 2003 as compared to SEK 1,410 million, SEK 1,031 million and SEK 519 million of net income determined under Swedish GAAP for the years ended December 31, 2001, 2002 and 2003, respectively.

Stockholders' equity determined in accordance with US GAAP would have been SEK 10,671 million and SEK 10,954 million at December 31, 2002 and 2003, respectively and SEK 12,880     million at September 30, 2004. Under Swedish GAAP, stockholders' equity was SEK 11,589 and SEK 11,470 million at December 31, 2002 and 2003, respectively, and SEK 12,463 million at September 30, 2004.

Quantitative and qualitative disclosures about market risk

In the course of our operations, we are exposed to various types of market risks. Our primary market risks are foreign exchange risks, interest rate risks, oil price risks, equity price risks and trading risks. We seek to manage our exposure to adverse changes in foreign currency exchange rates, interest rates and oil prices through the use of various derivative financial instruments. We conduct monitoring and control of these risks continuously in each company as well as centrally. Our positions are monitored using a variety of techniques, such as market value and sensitivity analyses. All of our financial transactions are carried out through the central finance functions located in Gothenburg, Amsterdam and Zug in Switzerland, which conduct their operations within established risk mandates and limits. The information presented below should be read in conjunction with Note 26 to our consolidated financial statements.

Foreign exchange risks

We are exposed to the risk of fluctuations in foreign currency exchange rates due to the international nature and scope of our operations. Our currency risk is related to changes in contracted and projected flows of payments which are denominated in currencies other than the functional currency (transaction exposure), to the translation of our monetary assets and liabilities that are denominated in such currencies (translation exposure), to the translation of net assets of foreign subsidiaries (equity exposure) and financial trading activities. The objective of our foreign exchange risk management program is to seek to manage the risk of adverse foreign exchange movements on our income and financial position.

Transaction exposure

Our revenues and expenses, as reported in Swedish kronor, are significantly affected by fluctuations in currency exchange rates, primarily in relation to the US dollar and, to a lesser extent, the British pound, the euro and the Norwegian kronor. When the Swedish kronor appreciates against other currencies, our revenues and expenses as reported in kronor may decrease and when the Swedish kronor declines against other currencies, our revenues and expenses as reported in Swedish kronor may increase. Future changes in exchange rates may also impact our reported revenues and expenses.

We use forward exchange contracts to seek to hedge against the risk of adverse movements in currency exchange rates of future payment flows from firm commitments such as charter vessel contracts. Contracts related to hedging of anticipated sales and purchases of foreign currency normally do not exceed 12 months.

Translation exposure

Our policy is to hedge our translation exposure risk primarily on our net exposures by currency. Our management regularly reviews our assets and liabilities that are denominated in foreign currency and determines the net amount that is subject to risk of adverse foreign currency fluctuations.

We seek to manage our exposure from the risk of adverse foreign currency fluctuations arising from certain assets and liabilities denominated in foreign currencies. Group companies operate in local currencies or the US dollar. Our financial exposure is managed through us generally maintaining loans and investments in the same currency. In companies which have loans and investments in foreign currencies, hedging is carried out in accordance with our financial policy. We primarily use forward exchange contracts and currency swaps and, to a lesser extent, purchased foreign currency options to manage our foreign currency translation exposure.

After taking into account hedging instruments as above, we recorded net translation exchange gains/(losses) of SEK (16) million and SEK 17 million for the financial years ended December 31, 2002 and 2003, respectively. This equals 0.1% and 0.1% of total assets of SEK 30,664 million and SEK 30,127 million as of December 31, 2002 and 2003, respectively.

Equity exposure

When we prepare our consolidated financial statements, the net assets of our foreign subsidiaries and part of affiliated companies are translated to Swedish kronor at the exchange rate in effect at the date of the balance sheet. The net assets of certain foreign subsidiaries are hedged through foreign exchange contracts. We record translation differences arising from net assets of foreign subsidiaries directly to stockholders' equity.

The book value of our net assets of foreign subsidiaries, as of December 31, 2002 and 2003, was approximately SEK 8,223 million and SEK 9,122 million, respectively. The net assets are expressed mainly in euros, British pounds and US dollars. A 1% change in the value of the Swedish kronor against each of the functional currencies of our foreign subsidiaries would affect our stockholders' equity as of December 31, 2003 by SEK 94 million. In 2003, our stockholders' equity decreased by SEK 573 million due to exchange rate differences (see also Note 18 to our consolidated financial statements).

Bunker fuel exposure

Our expenses are also significantly affected by fluctuations in price of bunker fuel oil used for propulsion, primarily in our ferry operations.

We use fixed price swaps and, to a lesser extent, option contracts to seek to hedge against the risk of adverse movements in the oil price. Contracts related to hedging of bunker fuels normally extend to 12 to 18 months but can be for terms of up to three years based on management's assessment of acceptable risk levels and future oil prices (see also Note 26 in our consolidated financial statements).

Financial trading activities

We also from time to time buy and sell certain types of derivative financial instruments with the objective of generating profits based on short-term differences in price. We refer to such financial instruments that are not used in our program of interest rate and foreign currency risk management as 'trading' for purposes of this disclosure. All trading instruments are subject to market risk; that is, the risk that future changes in market conditions may make an instrument less valuable. We are a party to a variety of interest rate and foreign currency contracts in our trading activities.

We recorded net gains from currency and interest rate trading activities of SEK 45 million and SEK 10 million for the financial years ended December 31, 2002 and 2003, respectively.

Interest rate risks

We use several types of financial instruments to seek to manage our interest rate risk such as interest rate swaps, futures, options and collars. The extent of our use of these financial instruments is determined by reference to the net exposure of our debt that is subject to interest rate risk and management's views regarding future interest rates. We use such financial instruments to seek to achieve a desired interest rate on our interest-bearing liabilities. For example, all of our interest rate swaps convert floating rate debt to a fixed rate of interest, and for those instruments changes in interest rates may affect the value of the interest rate swaps and also their cash requirements. However, interest expense in our income statement is recorded at the fixed interest rate swap agreement and, accordingly, is not affected by the change in interest rates.

At the end of 2003, our interest-bearing assets, consisting mainly of cash and cash equivalents and marketable securities, were to a large extent invested in interest-bearing securities with short maturities. Before any effects of hedging contracts, our interest bearing debt consisted of approximately 70% floating rate borrowings and 30% fixed rate bond loans and other property loans. The floating rate borrowings are normally fixed for a period of three to six months. A number of financial instruments were in place as of December 31, 2003 to manage these interest rate risks, including interest rate swaps to effectively convert floating rate borrowings to fixed rate borrowings.

Equity price risk

At September 30, 2004, the fair value of our marketable securities and short-term investments (except restricted cash) amounted to SEK 3.4 billion. The potential change in fair value resulting from a hypothetical 1% change of prices would be SEK 34 million. Movements in fair value of investments in shares will not, however, under Swedish GAAP result in any immediate change to our financial statements except when the fair value is less than the cost of acquisition. Gains are deferred until realized under Swedish GAAP.

Business

Overview

We are one of the largest privately held companies in Sweden. We were acquired by the Sten A. Olsson family in 1967 to serve as a holding company for certain of the family's businesses. We own and operate one of the world's largest international passenger and freight ferry services and own and charter drilling rigs, Roll-on/Roll-off vessels and crude oil and petroleum product tankers. In addition, we invest in and manage residential and commercial real estate, principally in Sweden. Through our unrestricted subsidiary, Stena Adactum, we also invest in other businesses not related to our traditional lines of business such as the garden and flower business. For the nine months ended September 30, 2004, we generated revenues of SEK 12.3 billion. Cash flows from operating activities for the same period were SEK 1.2 billion, of which SEK 0.9 billion was generated by our restricted group which, for purposes of the indenture governing the notes, includes all of our businesses, including the real estate business of Drott which was consolidated as a subsidiary in August 2004, but does not include our other real estate activities and two subsidiaries whose activities consist primarily of investing in securities.

Ferry operations

We operate 18 routes and 35 vessels in Scandinavia and the United Kingdom under the "Stena Line" and "Scandlines" brand names. Our ferry operations generate revenues from three principal business activities: (i) travel, which consists primarily of ticket sales for passengers and private cars, package tours and hotel sales; (ii) onboard sales, which consists primarily of retail sales, restaurants, bars, arcades, gaming and, on one of our routes, duty and tax free sales; and (iii) freight, which consists primarily of trailer and truck transportation. For the twelve months ended September 30, 2004, we carried a total of 12.6 million passengers, 2.4 million private cars and 1.3 million freight units on our routes. For the twelve months ended September 30, 2004, excluding the sale of vessels, our ferry operations generated revenues of SEK 8.8 billion, operating income of SEK 478 million and had depreciation and amortization expense of SEK 861 million. Ferry operation revenues were generated from travel (36%), on board sales (24%) and freight/other (40%).

As of October 1, 2001 Sweden introduced a new tax subsidy system with similar effect to other arrangements already implemented by several other countries in Northern Europe. Under the new system, ferry operators receive a subsidy equal to all social security costs and income taxes payable by the employers on behalf of employees who work on board Swedish-flagged vessels. The amount of this subsidy was approximately SEK 409 million for the 12-month period ended September 30, 2004.

We agreed to establish a joint venture with P&O in October 2003 to acquire the Port of Cairnryan in Scotland from P&O for a purchase price of £22 million. We and P&O will have equal control of the joint venture and share equally in its profits. The port is to be redeveloped to provide separate port facilities for Stena and P&O and each party will pay port user fees to the joint venture. The acquisition and redevelopment of the port will be principally financed with borrowings by the joint venture with Stena and P&O, each providing approximately 5% of the acquisition and redevelopment costs by way of equity funding of the joint venture. The completion of the acquisition is conditioned upon, among other things, finalizing construction designs for the redevelopment of the port, negotiating construction contracts related thereto, obtaining financing on satisfactory terms and obtaining necessary permits from Scottish planning and environmental authorities.

In April 2004, we completed our transaction with P&O for the acquisition of P&O's Fleetwood-Larne ferry operations on the Irish Sea, including five vessels and certain related equipment. We sold one vessel to a third party and nominated a subsidiary of our affiliate Stena Metall to purchase a vessel which we then chartered from such subsidiary. In connection with this transaction, we gave an undertaking to the Irish Competition Authority that we would not acquire P&O's Liverpool-Dublin route within the next ten years without obtaining its prior written consent.

Business activities

We generate revenue from our ferry operations from three principal business activities: travel, onboard sales and freight. The following table sets forth the revenue and percentage of total revenue for each of our business areas for the last three years.

	Year Ended December 31,
(Sek in millions, except percentages)	2001		2002		2003
Travel	3,167	40%	3,413	40%	3,242	38%
Onboard sales	2,011	25%	2,075	24%	2,144	25%
Freight	2,631	33%	2,898	34%	3,109	36%
Other	100	2%	100	2%	102	1%
Total revenues	7,909	100%	8,486	100%	8,597	100%

We generate travel revenue from sales of tickets for passengers, private cars, motorbikes, recreational vehicles and buses, as well as from package tour sales. Our travel revenue also includes revenue from our two Danish hotels which are marketed as part of packages for conferences or vacations and provision of travel agency services.

We generate onboard sales from onboard duty and tax free and other retail sales, restaurants, bars, arcades and gaming. As a consequence of the abolition of duty and tax free sales in the European Union on July 1, 1999, onboard sales have declined as a percentage of our total revenues. However, our non-European Union route, Norway-Denmark, has not been affected by the abolition of duty and tax free sales. Poland joined the European Union on May 1, 2004; accordingly, we no longer provide duty and tax free sales on our Sweden-Poland route.

Our freight activities consist of the transportation of trucks, trailers, containers and railcars. Our freight customers are primarily large freight transport and forwarding companies. The majority of our freight cargo consists of trucks accompanied by drivers which generate a higher freight rate than unaccompanied freight. We believe that, as a result of our route network and ability to provide transportation across more than one route, we are well positioned to benefit from the future growth of European freight trade.

Set forth below is certain financial and operating data for our ferry operations for the twelve months ended September 30, 2003 and 2004:

	Twelve months ended September 30,
Volumes (in millions)	2003	2004	% change
Number of passengers	12.4	12.6	1.6
Private cars	2.4	2.4	0.0
Freight units	1.2	1.3	8.3

Financial (Sek in millions)
Revenues
Travel	3,288	3,214	(2.3)
Onboard	2,047	2,096	2.4
Freight/Port.	3,259	3,514	7.8
Total revenues	8,594	8,824	2.7

Route network

We currently operate 18 routes in Scandinavia and the United Kingdom. Our routes are geographically well positioned and generally located in high traffic areas.

Sweden-Denmark.    We operate ferry services on three routes. We estimate that we had an approximate 29%, 19% and 43% share of the volume of passengers, private cars and freight units, respectively, transported on Roll-on/Roll-off vessels between Sweden and Denmark for the year ended December 31, 2003.

The following table sets forth the volumes of passengers, private cars and freight units on our Sweden-Denmark routes for the last three years and for the twelve months ended September 30, 2004.

	Passengers				Private Cars				Freight Units
	Twelve months ended September 30,				Twelve months ended September 30,				Twelve months ended September 30,
(In thousands)	2001	2002	2003	2004	2001	2002	2003	2004	2001	2002	2003	2004
Gothenburg-Fredrikshavn	1,981	2,087	2,056	2,027	413	433	425	409	156	164	160	170
Varberg-Grena	201	189	195	124	48	45	45	29	26	26	35	21
Helsingborg-Helsingör[1]	4,047	4,109	4,166	4,303	666	695	704	755	139	137	130	135

(1)	Represents only 50% of volume on this route. This route is operated in partnership with Scandlines Danmark A/S.

The Gothenburg-Fredrikshavn route is our single largest route on a revenue basis. The Gothenburg-Fredrikshavn route is 52 nautical miles. We operate one day ferry, two RoPax vessels and one HSS 900 vessel on this route. The scheduled crossing time is approximately 3.25 hours, except in the case of the HSS 900, which makes the crossing in approximately two hours.

The Varberg-Grena route is 65 nautical miles and has a scheduled crossing time of approximately 4.5 hours. We operate one RoPax vessel on this route.

The Helsingborg-Helsingor route is three nautical miles and has a scheduled crossing time of approximately 20 minutes. This route is operated in a 50/50 partnership with Scandlines Danmark

A/S. Each partner receives a 50% share of the accounting profit or loss of the partnership and receives an agreed fixed monthly management fee. We operate three vessels on this route, one is chartered and operated by us, one is owned by Scandlines Danmark A/S, and one is owned jointly by us and Scandlines Danmark A/S.

Sweden-Germany.    We operate ferry service on five routes, including two routes operated in cooperation with Scandlines Deutschland GmbH. We estimate that we had an approximate 40%, 41% and 29% share of the volume of passengers, private cars and freight units, respectively, transported on Roll-on/Roll-off vessels between Sweden and Germany for the year ended December 31, 2003.

The following table sets forth the volumes of passengers, private cars and freight units on our Sweden-Germany routes for the last three years and for the twelve months ended September 30, 2004:

	Passengers				Private Cars				Freight Units
	Twelve months ended September 30,				Twelve months ended September 30,				Twelve months ended September 30,
(In thousands)	2001	2002	2003	2004	2001	2002	2003	2004	2001	2002	2003	2004
Gothenburg-Kiel	445	486	498	480	92	95	98	93	37	35	39	35
Gothenburg-Travemunde	—	4	4	3	—	—	—	—	61	58	61	74
Trelleborg-Sassnitz[1]	328	338	395	359	56	65	83	81	13	15	15	17
Trelleborg-Rostock[1]	139	151	147	154	23	27	25	25	49	48	51	55
Trelleborg-Travemunde[2]	35	50	49	46	—	—	—	—	35	53	54	50

(1) Represents only 50% of the volumes on these routes. These routes are operated under a pooling arrangement with Scandlines Deutschland AG.

(2)	In April 2003, the existing vessel, the Svealand, was replaced by the smaller vessel the Ask.

On the Gothenburg-Kiel route, we operate two large overnight RoPax vessels with cabin accommodations. The Gothenburg-Kiel route is 214 nautical miles and has a scheduled crossing time of approximately 13.5 hours. In March and April 2004, we replaced the two RoRo vessels on the Gothenburg-Travemunde route with two new RoRo vessels. The Gothenburg-Travemunde route is 265 nautical miles and has a scheduled crossing time of approximately 15 hours. Throughout the year, we operate one overnight crossing in each direction on each of these routes.

We operate the route Trelleborg-Sassnitz in cooperation with Scandlines Deutschland GmbH, a subsidiary of the Danish-German group of Scandlines AG, in a pooling arrangement. Pursuant to the pooling arrangement, revenue is split 50/50 between us and Scandlines Deutschland GmbH, we each pay our own expenses and retain proceeds from on-board sales. The route is 60 nautical miles and represents the shortest distance between Sweden and Germany. The crossing time is approximately 3.5 hours. Two vessels are operating on this route, one contributed by us and one contributed by Scandlines Deutschland GmbH.

We operate the route Trelleborg-Rostock in cooperation with Scandlines Deutschland GmbH under a pooling arrangement. Pursuant to the pooling arrangement, revenue is split 50/50 between us and Scandlines Deutschland GmbH, we each pay our own expenses and retain proceeds from on-board sales. The route is 85 nautical miles and has a scheduled crossing time of five hours. Two vessels operate on this route, one contributed by us and one contributed by Scandlines Deutschland GmbH.

We operate two RoPax vessels on the freight route Trelleborg-Travemunde. The route is 120 nautical miles and has a scheduled crossing time of seven hours.

Norway-Denmark.    We operate ferry service on one route. We estimate that we had an approximate 14%, 10% and 13% share of the volume of passengers, private cars and freight units, respectively, transported on Roll-on/Roll-off vessels between Norway and Denmark for the year ended December 31, 2003.

The following table sets forth the volumes of passengers, private cars and freight units on our Norway-Denmark route for the last three years and for the nine months ended September 30, 2004.

	Passengers				Private Cars				Freight Units
	Twelve months ended September 30,				Twelve months ended September 30,				Twelve months ended September 30,
(In thousands)	2001	2002	2003	2004	2001	2002	2003	2004	2001	2002	2003	2004
Oslo-Fredrikshavn	552	556	554	594	62	63	60	61	16	15	14	15

We operate a large overnight ferry with cabin accommodations on this route. The Norway-Denmark route is 143 nautical miles and has a scheduled crossing time of approximately 12.0 hours. Throughout the year we offer a daily overnight sailing from Oslo with a day return from Fredrikshavn. Because Norway is not part of the European Union, we continue to offer duty and tax free retail sales on this route.

Sweden-Poland.    We operate ferry service on one route. We estimate that we had an approximate 48%, 40% and 28% share of the passengers, private cars and freight units volume, respectively, transported on Roll-on/Roll-off vessels between Sweden and Poland for the year ended December 31, 2003.

The following table sets forth the volumes of passengers, private cars and freight units on our Sweden-Poland route for the last three years and for the twelve months ended September 30, 2004.

	Passengers				Private Cars				Freight Units
	Twelve months ended September 30,				Twelve months ended September 30,				Twelve months ended September 30,
(In thousands)	2001	2002	2003	2004	2001	2002	2003	2004	2001	2002	2003	2004
Karlskrona-Gdynia	300	364	385	405	35	45	54	59	19	35	47	59

The Karlskrona-Gdynia route is 164 nautical miles and has a scheduled crossing time of approximately 10 hours. In order to accommodate increasing volumes, in January 2002 we added a RoPax vessel to the night ferry operated on this route. In early May 2004, we replaced the existing RoPax vessel the Stena Traveller with a new larger RoPax vessel the Stena Nordica and intend to re-build the night ferry, Stena Baltica, to accomodate more freight.

Wales/England-Republic of Ireland.    We operate ferry services on three routes. We estimate that we had an approximate 49%, 49% and 20% share of the volume of passengers, private cars and freight units, respectively, transported on Roll-on/Roll-off vessels between Wales or England and the Republic of Ireland for the year ended December 31, 2003.

The following table sets forth the volumes of passengers, private cars and freight units on our Wales-Republic of Ireland routes for the last three years.

	Passengers				Private Cars				Freight Units
	Twelve months ended September 30,				Twelve months ended September 30,				Twelve months ended September 30,
(In thousands)	2001	2002	2003	2004	2001	2002	2003	2004	2001	2002	2003	2004
Fishguard-Rosslare	687	708	645	603	155	167	154	150	35	38	40	41
Holyhead-Dun Laoghaire	1,067	1,109	967	908	206	209	197	193	44	38	42	37
Holyhead-Dublin[1]	158	206	242	331	31	43	59	60	55	66	64	102

(1)	In 2003, the chartered in Stena Forwarder was replaced by the larger Stena Adventurer.

We operate one HSS 1500, two RoPax vessels and, in the high season, an additional conventional fast ferry on these routes. The Holyhead-Dun Laoghaire route is 58 nautical miles and has a scheduled crossing time of approximately 1.75 hours with an HSS. The Holyhead-Dublin route is 59 nautical miles with a scheduled crossing time of approximately 3.0 hours. The Fishguard-Rosslare route is approximately 54 nautical miles and has a scheduled crossing time of approximately 3.75 hours, except in the case of a conventional fast ferry which makes the crossing in approximately 1.65 hours.

Scotland/England-Northern Ireland.    We operate ferry service on two routes. We estimate that we had an approximate 55%, 53% and 16% share of the volume of passengers, private cars and freight units, respectively, transported on Roll-on/Roll-off vessels between Scotland and Northern Ireland for the year ended December 31, 2003.

The following table sets forth the volumes of passengers, private cars and freight units on this route for the last three years and for the twelve months ended September 30, 2004.

	Passengers				Private Cars				Freight Units
	Twelve months ended September 30,				Twelve months ended September 30,				Twelve months ended September 30,
(In thousands)	2001	2002	2003	2004	2001	2002	2003	2004	2001	2002	2003	2004
Stranraer-Belfast	1,348	1,301	1,345	1,331	251	259	261	265	148	131	128	129
Fleetwood-Larne[1]	—	—	—	34	—	—	—	7	—	—	—	59

(1)	We commenced operations on the Fleetwood-Larne route in April 2004.

We operate one RoPax vessel and one HSS 1500 on the Stranraer-Belfast route. This route is 46 nautical miles and has a scheduled crossing time of approximately 3.25 hours, except in the case of the HSS 1500 which makes the crossing in approximately two hours.

We operate three RoPax vessels on the Fleetwood-Larne route carrying passengers, private cars and freight. The Fleetwood-Larne route is 110 nautical miles and has a scheduled crossing time of approximately 8 hours.

England-The Netherlands. We operate ferry services on three routes. We estimate that we had an approximate 34%, 44% and 20% share of the volume of passengers, private cars and freight units, respectively, transported on Roll-on/Roll-off vessels between England and The Netherlands or Belgium for the year ended December 31, 2003.

The following table sets forth the volumes of passengers, private cars and freight units on this route for the last three years and for the twelve months ended September 30, 2004.

	Passengers				Private Cars				Freight Units
	Twelve months ended September 30,				Twelve months ended September 30,				Twelve months ended September 30,
(In thousands)	2001	2002	2003	2004	2001	2002	2003	2004	2001	2002	2003	2004
Harwich-Hook of Holland	882	966	879	852	210	231	211	200	136	141	148	152
Killingholme-Hook of Holland	—	22	26	26	—	—	—	—	46	52	58	58
Harwich-Rotterdam[1]	—	17	37	34	—	—	—	—	—	59	132	128

(1) We commenced operations on this route on September 15, 2002. We acquired this route in July 2002 and from August 1, 2002 to September 14, 2002 this route was operated as a Rotterdam-Felixstowe route.

We operate two RoPax vessels and one HSS 1500 on our Harwich-Hook of Holland route. The Harwich-Hook of Holland route is 110 nautical miles and has a scheduled crossing time of approximately eight hours, except in the case of the HSS 1500, which makes the crossing in approximately 3.75 hours.

We operate two RoPax vessels on our Killingholme-Hook of Holland route. The Killingholme-Hook of Holland route is 187 nautical miles and has a scheduled crossing time of approximately 12 hours.

We operate three RoPax vessels on our Harwich-Rotterdam route. This route is 109 nautical miles and has a scheduled crossing time of approximately 6.75 hours.

Ferry fleet

As of October 31, 2004, our ferry fleet consisted of 35 vessels.

Newbuildings.    In July 2000, we ordered two RoPax vessels from a shipyard in Korea. The first of these vessels, the Stena Britannica, was delivered in January 2003, and entered service on the Harwich-Hook of Holland route replacing a vessel previously used on the route which was sold to Finnlines in Finland in March 2003. The second vessel, the Stena Adventurer, was delivered in May 2003 and entered service on the Holyhead-Dublin route in the beginning of July 2003, replacing the chartered Stena Forwarder. The Chieftain was completed at a shipyard in Croatia and was delivered in February 2004 and renamed Stena Freighter. We sold this vessel to a subsidiary of our affiliate Stena Metall and chartered it back on a long-term basis. The Aronte (renamed Stena Carrier) was completed at a shipyard in Italy and delivered in 2004. We have two RoPax vessels on order which are scheduled for delivery in 2006. We intend to use those vessels on the Killingholme-Hook of Holland route. We also intend to re-build the night ferry, Stena Baltica, to accomodate more freight.

HSS vessels.    We currently operate three HSS 1500s and one HSS 900. HSS vessels are designed to travel with significantly less vertical motion than other fast ferries at service speeds of up to 40 knots. The HSS 1500 is currently the largest high speed ferry in service in the world and has the capacity to carry significant numbers of trucks, freight trailers, cars and buses and up to 1,500 passengers. The HSS 900 can carry up to 900 passengers and 210 cars or a combination of cars and buses.

HSS Vessels

Vessel	Route	Year Built	Gross Tons	Passenger Capacity	Number Of Berths	Lane Meters		Service Speed (Knots)
Stena Carisma	Gothenburg-Fredrikshavn	1997	8,631	900	—	N/A	[1]	38
Stena Discovery	Harwich-Hook of Holland	1997	19,638	1,500	—	800		40
Stena Explorer	Holyhead-Dun Laoghaire	1996	19,638	1,500	—	800		40
Stena Voyager	Stranraer-Belfast	1996	19,638	1,500	—	800		40

(1)	The Stena Carisma does not carry freight.

Conventional, day and night ferries.    Our fleet of conventional day and night ferries is designed to transport a combination of cars, trucks, freight trailers and passengers. This type of ferry comes in two different designs, the day ferry and the night ferry. Night ferries provide cabin accommodation for passengers.

Conventional fast ferry

Vessel	Route	Year Built	Gross Tons	Passenger Capacity	Number Of Berths	Lane Meters	Service Speed (Knots)
Stena Lynx III[1]	Fishguard-Rosslare	1996	4,113	620	—	—	35

(1) The Stena Lynx III was previously chartered in. We purchased it in December 2003.

Day ferries

Vessel	Route	Year Built/ Refitted	Gross Tons	Passenger Capacity	Number Of Berths	Car Capacity	Lane Meters	Service Speed (Knots)
Stena Danica	Gothenburg-Fredrikshavn	1983/2003	28,727	2,274	64	555	1,640	19.5
M/S Aurora af Helsingborg[1]	Helsingborg-Helsingör	1992	10,918	1,250	—	240	535	14
Hamlet[2]	Helsingborg-Helsingör	1997	10,067	1,000	—	240	535	15

(1)	Chartered on long-term contract expiring January 2008.

(2)	The vessel is 50% owned by us and 50% owned by Scandlines Danmark AS.

Night ferries

Vessel	Route	Year Built/ Refitted	Gross Tons	Passenger Capacity	Number Of Berths	Lane Meters	Service Speed (Knots)
Stena Baltica	Karlskrona-Gdynia	1986/1994	31,189	1,800	1,218	900	20
Stena Saga	Oslo-Fredrikshavn	1981/2003	33,750	1,700	1,862	1,050	22

RoPax vessels.    RoPax vessels are designed to transport trucks, freight trailers, buses and cars and also provide accommodation for passengers. RoPax vessels are flexible and can adapt their capacity in line with seasonal variations in freight and passenger traffic. During the peak passenger season, the RoPax vessel acts as a ferry for passengers and cars and, during the low season, we operate this type of vessel as a freight ferry.

RoPax vessels

Vessel	Route	Year Built/ Refitted	Gross Tons	Passenger Capacity	Number Of Berths	Lane Meters	Service Speed (Knots)
Stena Jutlandica[1]	Gothenburg-Fredrikshavn	1996	29,690	1,500	200	2,100	21.5
M/S Skane[2]	Trelleborg-Rostock	1998	42,705	600	550	3,297	21
Stena Britannica	Harwich-Hook of Holland	2002	43,487	1500	600	3,400	22
Stena Hollandica	Harwich-Hook of Holland	2001	33,360	400	452	2,918	22
Stena Adventurer[3]	Holyhead-Dublin	2003	45,532	1,500	600	3,517	22
Stena Caledonia	Stranraer-Belfast	1981	12,619	1,000	—	780	19.5
Stena Europe	Fishguard-Rosslare	1981/2002	24,828	1,400	452	1,150	19
Stena Germanica	Gothenburg-Kiel	1987/1999	39,178	1,700	2,364	1,628	21
Stena Nautica	Varberg-Grena	1986/2003	19,763	.900	126	1,265	18
Stena Scandinavica	Gothenburg-Kiel	1988/1999	39,169	1,700	2,364	1,628	21
M/S Gotaland	Trelleborg-Travemunde	1973/1994	18,060	400	148	1,296	18
M/S Trelleborg	Trelleborg-Sassnitz	1982/1994	20,028	900	50	1,189	17
Stena Scanrail	Gothenburg-Fredrikshavn	1973/1996	7,504	65	26	1,000	16.5
Stena Searider	Killingholme-Hook of Holland	1969/1995	21,019	120	105	2,390	17
Stena Seatrader	Killingholme-Hook of Holland	1973	17,991	221	180	2,100	17.5
Stena Partner	Harwich-Rotterdam	1978/1981	21,162	124	166	2,450	17
Stena Transfer	Harwich-Rotterdam	1977/1981	21,162	124	166	2,450	17
Stena Transporter	Harwich-Rotterdam	1978/1995	16,776	80	102	1,850	17
Ask[4]	Trelleborg-Travemunde	1981	13,294	186	101	1,598	18
Stena Leader	Fleetwood-Larne	1975	12,879	45	42	1,540	17.5
Stena Seafarer	Fleetwood-Larne	1975	10,957	40	—	1,180	18.5
Stena Pioneer	Fleetwood-Larne	1975	14,426	76	76	1,540	17,5
Stena Nordica[5]	Karlskrona-Gdynia	2000	24,206	405	222	1,949	25.7

(1) Prior to December 23, 2002, 50% of the vessel was leased pursuant to a long-term finance lease. On that date, our interest in the vessel was sold to Stena Sessan. The vessel is now chartered by us on a long-term charter expiring December 2014.

(2) Chartered on long-term contract expiring in July 2005, with an option to extend until January 2019.

(3) Stena Adventurer, built in Korea and delivered in May 2003, was financed by a finance lease on delivery. It replaced the Stena Forwarder in July 2003 as the charter contract on the Stena Forwarder expired in April 2003.

(4) We chartered the Ask from Scandlines Danmark A/S in April 2003 to replace the Svealand which is now in our RoRo operations. This charter expires in April 2005 with the option to extend for an additional twelve months.

(5) Chartered in vessel from Stena Metall group which replaced the Stena Traveller in May 2004.

RoRo vessels.    The RoRo vessel is designed primarily to transport freight trailers and a limited number of passengers, primarily truck drivers.

RoRo vessels

Vessel	Route	Built	Gross Tons	Passenger Capacity	Number Of Berths	Lane Meters	Service Speed (Knots)
Stena Carrier[1]	Gothenburg-Travemunde	2004	21,104	12	12	2,715	22
Stena Freighter1 2	Gothenburg-Travemunde	2004	21,104	12	12	2,715	22

(1) The original Stena Carrier and Stena Freighter were sold in November 2003 and chartered back to us until the newbuildings were delivered. These two vessels were delivered in 2004 and were renamed the Stena Carrier and Stena Freighter.

(2) Chartered in vessel from Stena Metall group.

Sales and marketing

Passengers and cars.    Our travel service targets our marketing efforts to three groups: individual travelers, bus operators and business travelers. The travel products and services we offer consist of day trips, package trips (ferry ticket plus shore based arrangements), cruises (ferry tickets used primarily for onboard activities) and transport (ferry ticket plus a vehicle transport). We also offer conference services and other business related services to our business travel customers.

Our sales organization is divided into national sales offices in each of the countries where we have ferry operations and is responsible for sales and reservations, sales training and route coordination. Telephone reservations are centralized at one call center in each country. Products are sold directly to consumers and through travel agents with which we maintain various arrangements, including direct booking access. Individual customer bookings can also be made by telephone, e-mail, mail, fax and directly at each of our ferry terminals. In addition, bookings are taken over the Internet for all our routes in Scandinavia and the United Kingdom (except the Poland route).

Freight.    Our freight operations are centralized into a single freight organization. This single freight organization provides sales, marketing and reservation services to customers and coordinates freight services for customers seeking transportation across more than one route. Freight operations are handled by sales representatives in each country where we operate, as well as independent sales agents in other European countries.

Offshore Drilling

We own and operate three third generation and two fifth generation semi-submersible drilling rigs. In 2004, one of our third generation drilling rigs, the Stena Dee, underwent significant upgrades to meet current Norwegian regulations. We took delivery of our fifth generation drilling rigs in 1999 and 2001. We believe our excellent safety record, our quality of service and fleet provide us with a significant competitive advantage. For the twelve months ended September 30, 2004, our drilling operations generated revenues of approximately SEK 1.5 billion, operating income (loss) of SEK (155) million and had depreciation and amortization expense of SEK 623 million.

The table below sets forth selected information with respect to our drilling rigs as of September 30, 2004.

Drilling rig fleet

Drilling Rig	Generation	Year Built/upgraded	Water Depth (Ft.)	Blow-Out Preventors	Propellers	Class
Stena Clyde	3rd	1976	1,640	15,000 psi(1)	2 In Line Propellers	DnV
Stena Spey	3rd	1983	1,500	15,000 psi	2 In Line Propellers	DnV
Stena Dee	3rd	1984/2004	1,800	15,000 psi	4 Azimuth Thrusters	DnV
Stena Tay	5th	1999	8,100	15,000 psi	8 Azimuth Thrusters	DnV
Stena Don	5th	2001	1,640	15,000 psi	6 Azimuth Thrusters	DnV

(1)	"psi" means pound per square inch.

We operate our five drilling rigs from our headquarters in Aberdeen, Scotland. We also have base offices in the Far East, Norway and Mauritania and a representative office in Houston, Texas, USA. The Stena Tay is currently deployed in West Africa, the Stena Clyde is currently deployed in Southeast Asia and the Stena Spey is currently deployed in the North Sea. The Stena Don and the Stena Dee are both presently operating in the Norwegian sector of the North Sea. All of our drilling rigs are equipped to drill high pressure wells. As of September 30, 2004, the average age of our fleet was approximately 16 years.

The table below sets forth the average utilization rates for our drilling rigs for each of the years indicated.

Rig utilization

	1999		2000	2001		2002	2003
Number of vessels	4	(1)	4	5	(2)	5	5
Total vessel days available	1,324		1,464	1,472		1,825	1,825
Vessel days utilized	1,236		1,353	1,396		1,578	1,337
Vessel utilization (percentage)	93.4		92.4	94.8		86.5	73.3
Offhire days planned	65		69	31		37	132
Offhire days (percentage)	4.9		4.7	2.1		2.0	7.2
Unutilized days	23		42	45		210	356
Unutilized days (percentage)	1.7		2.9	3.1		11.5	19.5
Average daily rates	107,400		116,400	121,132		134,628	144,472

(1)	The Stena Tay commenced operations May 17, 1999.

(2)	The Stena Don commenced operations December 20, 2001.

Selected information with respect to our drilling rigs is set forth below:

Rig	Customer	Expected Expiration Date
Stena Clyde	ConocoPhillips	03/2005(1)
Stena Spey	Maersk (UK)	01/2005
Stena Dee	Norsk Hydro	12/2005(2)
Stena Tay	Woodside (Mauritania)	03/2006(3)
Stena Don	Statoil ASA	12/2006(4)

(1)	We are operating based on an order to proceed and a letter of intent and have a negotiated draft contract which has not yet been executed. ConocoPhillips will have the option to extend the engagement for an additional 170 days.

(2)	Norsk Hydro has the option to extend the contract for three years in six additional terms of six months each.

(3)	Woodside has the option to extend the contract for two years in four additional terms of six months each.

(4)	Statoil has the option to extend the contract for ten years in ten additional terms of one year each.

We are in negotiations for contracts for periods commencing after the conclusion of the current contracts.

The contracts for our drilling rigs typically provide for compensation on a "day rate" basis, under which we receive a fixed fee for each day that the rig is operating under contract. Under day rate contracts, we pay the operating expenses of the rig, including wages and the costs of incidental supplies. In November 2004, the daily contract rates for our drilling rigs are as follows: Stena Clyde: $56,000; Stena Spey: $55,000; Stena Tay: $130,000 − $190,000 (work program and performance incentive based day rate); and Stena Don: $232,000.

Competition.    The offshore drilling rig market is highly cyclical and competitive, reflecting the historic oversupply of offshore drilling rigs and the ability of operators to move rigs from areas of low utilization and low dayrates to areas of greater activity and relatively higher dayrates. Although drilling contracts are generally awarded on a competitive bid basis with price competition as the primary factor, contracts for drilling projects are also being negotiated directly between an oil company and its preferred contractor with quality of service, safety and suitability of equipment, in addition to price, being significant factors in awarding contracts.

Shipping

Our shipping operations consist of the ownership and chartering of Roll-on/Roll-off vessels and crude oil and petroleum product tankers. To support these activities, we are also engaged in the design, purchase, sale, management and staffing of these vessels. We generally collect charter hire payments monthly in advance in the case of time charters and upon completion with respect to charters on the spot market. For the twelve months ended September 30, 2004, excluding the sale of vessels, our shipping operations generated revenues of SEK 2.9 billion, operating income of SEK 528 million and had depreciation and amortization expense of SEK 165 million.

Roll-on/Roll-off vessel operations

Roll-on/Roll-off vessels permit trucks, freight trailers, buses and cars to drive directly onto and off the ship. As a result, these vessels permit more rapid loading and unloading and do not require cranes or other port facilities associated with traditional cargo handling and container ship operations. Our Roll-on/Roll-off vessel operations are divided into RoPax vessels, which carry trucks, freight trailers, buses and cars and provide accommodations for passengers, RoRo vessels, which carry freight trailers only and limited number of passengers, and car/passenger ferry vessels.

Over the past five years, our RoRo, RoPax and car/passenger ferry fleet size has ranged from seven to 15 vessels. As of September 30, 2004, we owned six RoRo vessels and two RoPax vessels. As of September 30, 2004, we also chartered in one RoRo vessel. In October 2004, we sold one RoRo vessel to a joint venture. Over the last five years, our average utilization rate was 97% (excluding planned offhire days). We no longer include in our Roll-on/Roll-off operations the six vessels that were previously chartered to Stena Line, previously our largest customer, and are now used and included in our ferry operations.

The table below sets forth selected information with respect to our Roll-on/Roll-off vessel fleet as of September 30, 2004.

RoRo Vessels

Vessel	Flag	Year Built	DWT	Passenger Capacity	Lane Meters	Service Speed (knots)
Stena Shipper	U.K.	1979	8,800	12	2,050	19.0
Vasaland[1]	Sweden	1984	12,870	12	2,170	17.5
Mont Ventoux[2]	U.K.	1998	12,350	12	2,715	22.0
Stena Foreteller[3]	Sweden	2002	12,300	12	3,000	22.0
Stena Forecaster	Sweden	2003	12,300	12	3,000	22.0
Stena Forerunner	Sweden	2003	12,300	12	3,000	22.0
Stena Gothica[4]	Sweden	1975[5]	14,406	12	2,000	16.0

(1)	The Vasaland is chartered in pursuant to a time charter for a term expiring in April 2005.

(2)	The Sea Centurion was renamed Mont Ventoux in December 2002.

(3)	The Cetam Massilia was renamed the Stena Foreteller in November 2003.

(4)	In October 2004, The Stena Gothica was sold to RoRo Partners Limited, a joint venture with Crowley Liner Services Inc.

(5)	The Stena Gothica was refitted in 1990.

RoPax vessels

Vessel	Flag	Year built	DWT	Passenger Capacity	Number Of Berths (cabins)	Lane Meters	Service Speed (knots)
Pride of Aquitaine[1]	U.K	1991	3,794	1,850	121	1,800	21.0
Svealand	Bahamas	1999	7,466	328	62	2,300	22.0

(1)	P&O Aquitaine was renamed Pride of Aquitaine in March 2003.

For the five years ended December 31, 2003, our average Roll-on/Roll-off vessel utilization rate was approximately 97% (excluding planned offhire days). The table below sets forth information with respect to the utilization of our Roll-on/Roll-off vessels, including the vessels chartered to Stena Line, during the last five years.

Roll-on/Roll-off vessel utilization

	Year ended December 31,
	1999	2000[4]	2001	2002	2003
Total vessel days available[1]	5,215	4,546	2,729	2,348	3,059
Vessel days utilized[2]	5,089	4,437	2,683	2,272	2,948
Vessel utilization (percentage)[2]	97.6	97.6	98.3	96.8	96.4
Offhire days[3]	44	67	2.6	7	43
Offhire days (percentage)	0.8	1.5	0.1	0.3	1.4
Unutilized days	82	42	20	69	68
Unutilized days (percentage)	1.6	0.9	0.7	2.9	2.2

(1) Total vessel days is determined by aggregating the number of days in each year we owned, chartered in or leased such vessels.

(2)	In the case of bareboat charters, the vessel is deemed to be utilized during the entire time the vessel is on charter.

(3)	Due to planned dry-dockings and damage.

(4) In October 2000 we acquired a majority of the outstanding shares of Stena Line, which had previously been our largest customer. As of that date, we no longer include in our Roll-on/Roll-off operations the six vessels that were previously chartered to Stena Line and are now used and included in our ferry operations.

The customers for our Roll-on/Roll-off vessels consist primarily of operators in the international freight and passenger transportation business. Since we frequently purchase and sell our Roll-on/Roll-off vessels and because our customers charter specific vessels to suit their particular needs, our customer base varies with changes in our fleet.

Chartering activities. Our strategy is to charter our Roll-on/Roll-off vessels on either long-term time charters or bareboat charters. We seek operationally experienced and financially stable customers to charter our Roll-on/Roll-off vessels. In the case of time charters, we provide the crew, technical management and insurance coverage. In the case of bareboat charters, the charterer provides the fuel, crew, insurance and daily maintenance of the vessel. Bareboat charters also provide us with the right to inspect our vessels on a periodic basis.

Our operating expenses in connection with vessels chartered under time charters are higher than in the case of vessels chartered under bareboat charters. However, in the case of vessels chartered under time charters, the charter rate is generally higher because the person chartering out the vessel provides more services. As a result, there is generally no material effect on our cash flow between vessels chartered under time or bareboat charters or as a result of changes from time to bareboat charters.

The table below sets forth information about existing chartering arrangements in place with respect to our Roll-on/Roll-off vessels as of December 4, 2004.

RoRo vessels

Vessel	Type of charter	Charterer	Current charter period(1)
Mont Ventoux	Time	Sudcargos	11/03 – 04/05
Stena Shipper	Time	TOR Line	01/04 – 03/05
Stena Foreteller(2)	Time	Transfennica	12/04 – 03/06
Stena Forecaster	Time	Transfennica	06/03 – 10/05
Stena Forerunner	Time	Transfennica	10/03 – 12/05
Vasaland(3)	Time	Finnlines Oyj	04/03 – 04/06
Stena Gothica(4)	Time	Crowley Liner Services Inc.	10/04 – 10/07

(1)	Excludes optional extension periods.

(2)	The Cetam Massilia was renamed the Stena Foreteller in November 2003.

(3)	Chartered in vessel.

(4)	The Stena Gothica was sold to RoRo Partners Limited, our joint venture with Crowley Liner Services Inc., in October 2004. The Stena Gothica is currently chartered to Crowley Liner Services from RoRo Partners for a period ending October 2007.

RoPax vessels

Vessel	Type Of Charter	Charterer	Current Charter Period
Pride of Aquitaine[1]	Bareboat	P&O Ferries Limited	04/99 – 12/05
Svealand	Time	Scandlines Danmark A/S	04/03 – 04/05

(1)	P&O Aquitaine was renamed Pride of Aquitaine in March 2003.

Fleet management. We order new vessels to be built, purchase existing vessels, charter vessels in, charter vessels out and sell vessels. We believe that our close relationships with customers and our ability to understand, anticipate and service customer needs provides us with important market information which can be used in determining whether to purchase, sell or reconstruct existing vessels or order newbuildings. We base our decision as to whether to purchase or sell vessels on market conditions, the size of our fleet of Roll-on/Roll-off vessels, our view of future demand, vessel values, charter rates and other factors. We typically sell vessels to operators of passenger and freight services. We also charter in vessels.

While we prefer to negotiate outright sales of our vessels for cash, we may extend financing or enter into hire/purchase contracts with purchasers of our vessels. Sales of our vessels are an integral part of our business and have provided a significant portion of our shipping revenue in past years. The market for vessel sales is highly competitive and there can be no assurance that we will be able to realize gains from the sale of vessels in the future.

The table below sets forth for each of the years indicated information with respect to our purchases and sales of Roll-on/Roll-off vessels and the income recognized from such sales.

Roll-on/roll-off vessel sales and purchases

	1999	2000	2001	2002	2003
Fleet as of January 1,	15	14	8	7	8
Newbuildings delivered	2	1	—	1	2
Vessels purchased	—	—	—	—	1
Vessels sold	3	1	1	1	3
Fleet as of December 31,	14	8(1)	7(1)	8(1)	8(2)
Net gain on sale of vessels (SEK in millions)	172	80	91	—	64

(1) In October 2000 we acquired a majority of the outstanding shares of Stena Line, which had previously been our largest customer. As of that date, we no longer include in our Roll-on/Roll-off operations the six vessels that were previously chartered to Stena Line and are now used and included in our ferry operations.

(2) Stena Line delivered the Stena Gothica to the Roll-on/Roll-off operations in the beginning of 2004.

Newbuilding program.    Two newbuildings, the Stena Forecaster and the Stena Forerunner, were delivered in April and August 2003, respectively. In March 2004, we sold our RoRo Newbuilding vessel, the Chieftain to a subsidiary of our affiliate Stena Metall on delivery. We chartered this vessel back (renamed the Stena Freighter) on a long-term charter for use in our ferry operations. We have no other newbuildings on order.

Fleet changes during 2003 and 2004.    In April 2003, the RoRo vessel, Stena Clipper, was sold to a third party. When the Stena Britannica (the new RoPax vessel built in Korea) was delivered and put into service in April 2003, the vessel previously named Stena Britannica was transferred from our ferry operations back to our RoRo operations. We then entered into an agreement with Finnlines Oyj whereby the previous Stena Britannica was sold to Finnlines. In that transaction the Finnlines owned 1984 built RoRo vessel Oihonna was sold to us and we chartered the vessel back to Finnlines under a two year time charter. Prior to delivery, we sold the Oihonna, now re-named Vasaland, and entered into a two year time charter with the purchaser corresponding to the time charter we entered into with Finnlines.

The RoPax vessel Svealand, previously time-chartered for our ferry operations was replaced by the RoPax vessel Ask during April 2003. The time-charter for the Svealand was taken over by our RoRo operations which in turn chartered the vessel to Scandlines Danmark AS. We purchased the Svealand in June 2004.

The vessels Stena Tender and Stena Timer were sold in June 2004.

In October 2004, the Stena Gothica was sold to RoRo Partners Limited, a joint venture with Crowley Liner Services Inc., and chartered out to Crowley Liner Services for three years.

Competition.    The Roll-on/Roll-off vessel chartering business is very competitive. Competition among companies that charter out Roll-on/Roll-off vessels depends on several factors, such as the availability of suitable vessels, charter rates, customer service and the quality of the vessels. The large number of newbuildings ordered and delivered in the industry in recent years has significantly increased competition in our Roll-on/Roll-off vessel operations and adversely impacted charter rates and the value of older, smaller and slower vessels. Some companies may decide that it is more economical to purchase rather than charter vessels, thereby decreasing demand for our chartering operations. From time to time we sell vessels to such operators. Our competitors include other ship owners and ferry line service operators who may from time to time have an unemployed vessel.

Crude oil and petroleum product transportation

We own, charter in and provide commercial management services for, crude oil and product tankers.

We lease two Product tankers pursuant to long-term finance leases and have 50% interests in three shuttle tankers. We have six additional tankers on order. All of our owned and finance leased and tanker newbuildings are double hulled. As of September 30, 2004, we also chartered in 28 Product, Aframax, Panamax and Suezmax tankers.

We increased the range of size of our fleet from 15 to 20 tankers to 20 to 30 tankers to meet increasing requirements from our customers. We also decided to increase the proportion of owned ships in our fleet and since early 2003, we have entered into agreements for the purchase of 10 new tankers. As set forth below, we have sold four of our new tankers and chartered them back. See "— Arlington" below. Our customers are generally large international oil companies, members of the Organization of Petroleum Exporting Countries and shipping companies. Our major customers include ChevronTexaco Corporation, the Royal Dutch/Shell Group of Companies, ConocoPhillips, BP p.l.c, OAO Lukoil and CSSA Chartering and Shipping Services.

We have an allocation agreement with Concordia Maritime AB, referred to herein as Concordia, pursuant to which Concordia may elect to participate fully or partially in crude oil and petroleum product tanker and bulk cargo vessel opportunities identified by us.

The table below sets forth certain information with respect to our owned and finance leased tankers.

Owned and Finance Leased Tankers

Tankers	Flag	Year built	Type	DWT
Stena Caribbean[1]	U.K.	2002	Product	10,000
Stena Calypso[1]	U.K.	2002	Product	10,000
Stena Alexita[2]	Norway	1998	Shuttle	127,535
Stena Natalita[2]	U.K.	2001	Shuttle	108,073
Nordic Rio[2]	Bahamas	2004	Shuttle	152,000

(1)	Tankers held pursuant to a long term finance lease.

(2) Our interest in these tankers is through three 50/50 joint ventures with Teekay Holdings Inc., Norway, a company which is active in the shuttle tanker business.

The table below sets forth our existing chartering agreements with respect to our owned and finance leased tankers.

Charters for owned and finance leased tankers

Tanker	Type of charter	Charterer	Current charter period
Stena Caribbean	Time	Chevron Texaco	2002 − 2011
Stena Calypso	Time	Chevron Texaco	2002 − 2007
Stena Alexita	Time	Esso Norway	1998 − 2008
Stena Natalita	Time	Teekay Norway	2002 − 2007
Nordic Rio	Bareboat	Transpetro	2004 − 2017

Newbuildings.    In April 2003, we entered into an agreement to build two Panamax tankers, 72,000 dwt, at a shipyard in China for delivery in 2005 and 2006. In June 2003, we entered into an agreement to build two ice-class 1-A 113,600 dwt Aframax tankers at a shipyard in Korea for delivery in 2005. Two 47,400 dwt Product tankers which we agreed to purchase from a shipyard in Croatia are scheduled to be delivered in 2005. Our aggregate remaining cost for our six additional tankers, as of September 30, 2004, fully equipped, was approximately $184 million. We have entered into 10-year charter agreements with Progetra S.A. for the Stena Arctica and the Stena Antarctica, two of our ice-class Aframax tankers. The charter term commences on the delivery of the vessels from the shipyard which is currently expected late in 2005.

Chartering activities.    As of September 30, 2004, all of our owned and finance leased tankers are time-chartered. Our chartered in tankers trade on the spot market and are used in connection with the contracts of affreightment we have with several major oil companies. The spot market refers to a segment of the shipping market where contracts are made for single voyages. Under a charter on the spot market, the person chartering out the vessel provides the crew, captain, insurance and daily maintenance as well as bunker, harbor dues, channel fees and any other costs in connection with the voyage. Under our contracts of affreightment, we provide transportation services for crude oil and clean oil products using designated vessels for approximately twelve months over specified routes. Under a contract of affreightment, unless otherwise agreed to, the person chartering out the vessel provides and pays for the crew, captain, insurance and daily maintenance as well as bunker, harbor dues, channel fees and any other costs in connection with voyage.

From January 1, 2004 until mid-November 2004, spot market rates have ranged from $24,000 to $81,000 per day for Aframax tankers, $13,000 to $42,000 per day for Panamax tankers, $25,000 to $90,000 per day for Suezmax tankers and $10,000 to $32,000 per day for Product tankers. Spot market rates as of September 30, 2004 were $81,000 for Aframax tankers, $23,000 for Panamax tankers $24,500 for Suezmax tankers and $18,000 for Product tankers.

For the five years ended December 31, 2003, our average tanker utilization rate was approximately 97% (excluding planned offhire days). The table below sets forth certain information relating to the utilization of our owned and chartered in tankers for the last five years.

Tanker utilization

Year ended December 31,
	1999	2000	2001	2002	2003
Total tanker days available[1]	6,326	5,602	5,257	5,572	7,165
Tanker days utilized	6,092	5,442	5,040	5,486	7,047
Tanker utilization (percentage)	96.3	97.1	95.9	98.4	98.4
Offhire days[2]	234	160	217	86	118
Offhire days (percentage)	3.7	2.9	4.1	1.6	1.6

(1) Total tanker days is determined by aggregating the number of days in each year we owned, chartered in or leased such tankers.

(2)	Due to scheduled and unscheduled drydockings and damage.

There can be no assurance that our tankers which trade on the spot market will continue to be employed or that rates obtained by us will cover costs associated with the operation of such tankers.

Commercial management services.    We provide commercial management services for Concordia and Sessan. Commercial management includes arranging charters, fuel, documentation and port services, revenue collection and accounting services.

Competition.    International sea borne crude tanker and product tanker transportation services are provided by two main types of operators: major oil company captive fleets (both private and state owned) and independent ship owner fleets. Many of our customers also operate their own tankers and use such tankers not only to transport their own oil, but also to transport oil for third party charterers in direct competition with operators in the tanker charter market. Chartering tankers is highly competitive and is based upon price, location, vessel quality, size, condition and acceptability of the tanker and its manager to charterers.

Arlington.    In November 2004 we sold our 75% interests in two of our Panamax tankers and two of our Product tankers, all of which were delivered in 2004 to Arlington, a newly formed public company which we organized with our affiliate Concordia. The purchase price for the two Product tankers and our interests in the Panamax tankers was approximately $147.0 million in cash and 690,421 common shares of Arlington, which represent 4.5% of the total outstanding shares of Arlington. The common shares of Arlington trade on the New York Stock Exchange under the symbol ATB. In connection with this sale, we agreed to time charter the four tankers from Arlington for a period of five years with options to extend each charter for three additional years in extension terms of one year each. Under each charter we pay a fixed charter rate which increases over the term of charters. We also pay an additional amount equal to 50% of the amount by which the time charter revenue we earn from the operation of these vessels, less certain expenses, exceeds the charterhire we pay to Arlington or 50% of the amount by which agreed upon spot market rates for vessels of these types exceed the rates we pay under our time charters for these vessels depending on our use of the vessels.

We have also agreed with Arlington, in certain circumstances at Arlington's option, to take over the remaining terms of the time charters of two V-Max VLCC tankers which Concordia sold to Arlington concurrently with our sale of tankers, after the end of the third year and prior to commencement of the fourth year of such charters. These vessels are currently time chartered to Concordia for five years, plus an option to extend each charter for three additional years in one year extension terms. Under our agreement, we would pay the same time charter rate (which also includes the additional hire referred to above) as is currently provided in Concordia's time charters with Arlington. Our subsidiary, Northern Marine, has agreed to manage all six of Arlington's tankers during the terms of the charters for a fixed daily fee per vessel which increases 5% annually.

Ship management

As part of our ongoing commitment to maintaining a high quality fleet and efficient operations, we own and operate a ship management company, Northern Marine, which provides ship management services from offices in Glasgow, Scotland, Singapore and India. Ship management includes crewing, inventory control, maintenance and technical management. On September 1, 2004, Northern Marine acquired the ship management company, Universe Tankships, from Concordia. As of December 31, 2003, Northern Marine provided services for vessels through approximately 3,125 seafarers for us, Concordia, ChevronTexaco and several other third parties.

Technical developments & patents

Stena Teknik, our technical division, provides design, construction and other marine technology support to our shipping and off shore drilling activities. We hold several patent registrations and applications in the United States and abroad to establish and protect our proprietary rights in the shipbuilding design industry. These patent registrations and applications relate primarily to the design and construction of the HSS ferries. In addition, we currently hold patents in approximately ten European countries for other technologies relating to the construction of marine vessels.

Real estate

General.    Through our subsidiaries, we are involved in the acquisition, refurbishment and management of residential and commercial properties. For purposes of the indentures governing our indebtedness and the indenture that will govern the notes, these subsidiaries, other than the subsidiaries which conduct our Drott real estate business which we recently acquired, are designated unrestricted subsidiaries, as defined in the indentures. For the twelve months ended September 30, 2004, our real estate operations generated revenues of SEK 1.1 billion, operating income of SEK 450 million (excluding sale of properties) and depreciation and amortization expense of SEK 122 million. As of September 30, 2004, our real estate portfolio consisted approximately of 1,667,000 square meters of residential properties and 732,000 square meters of commercial properties. These properties include 930,000 square meters of residential properties and 166,000 square meters of commercial property which we acquired as a result of our acquisition of Drott. As of September 30, 2004, our portfolio consists of approximately 397 properties. A substantial majority of our rental income comes from our properties in Sweden; our real estate portfolio in Sweden as of September 30, 2004 represented approximately 91% of our total real estate portfolio in terms of number of properties. Our real estate portfolio is managed from offices located in Gothenburg, Stockholm, Malmo, Umea and Amsterdam. We also manage real property owned by the Olsson family. As of September 30, 2004, our management estimates, based on internal valuations, that the market value of properties owned by our real estate operations, including the properties included in Drott, was approximately SEK 19.5 billion.

On average, approximately 75% of the value of our properties is financed. We lease our Swedish residential properties on an evergreen basis with a right for the tenant to give three months termination notice. Under Swedish law, after a residential tenant has leased a property, the landlord cannot evict the tenant except for good cause (e.g., non-payment of rent, failure to take care of the premises or the disturbance of other tenants). Swedish law provides for rent stabilization with respect to residential properties. Residential tenants have the right to renew their leases at rates established as a result of negotiations between voluntary landlord and tenant associations.

The occupancy rates for our Swedish properties based on square meters on December 31, 2002 and on December 31, 2003 were 98% and 98%, respectively.

Drott.    In 2004, we invested in the shares of the public company Drott AB (publ). At the end of March 2004, the shareholders of Drott AB (publ) approved the distribution to shareholders of shares of Drott, a new company that would focus on residential properties. Following the distribution, Drott AB (publ) changed its name to Fabege AB and focused on commercial properties. In July 2004, we made a tender offer to the shareholders of Drott to acquire all outstanding shares at a price of SEK 150 per share. As of August 10, 2004, we consolidated Drott as a subsidiary. As of September 30, 2004, we owned through one of our restricted subsidiaries, approximately 97% of Drott's outstanding shares. As of such date our total investment in Drott was approximately SEK 3.1 billion. Our investment in Drott was funded with borrowings under our revolving credit facilities and other credit facilities used in our real estate operations. Pursuant to Swedish regulations we have requested authorization to acquire the remaining outstanding shares of Drott not owned by us. For the twelve months ended December 31, 2003, the assets that are included in Drott generated revenues of SEK 952 million, income from operations of SEK 366 million, depreciation and amortization of SEK 72 million and net income of SEK 49 million. For the nine months ended September 30, 2004, the assets that are included in Drott generated revenues of SEK 734 million, income from operations of SEK 503 million, depreciation and amortization of SEK 57 million and net income of SEK 219 million.

We currently intend to sell approximately 20% in terms of square meters of the residential properties we acquired through our acquisition of Drott, including several properties which were sold prior our consolidation of Drott as a subsisidary. Our current plan is to effect such sales by converting several of Drott's residential properties to condominiums and selling the condominiums. Under Swedish law, two thirds of the tenants in a building can decide to form a condominium to purchase a building. In such event, each tenant has the right to purchase his apartment. Tenants that do not vote in favor of the conversion cannot block the transaction and have the right to remain in their apartments as tenants of the condominium. As of September 30, 2004, Drott has received approximately SEK 900 million from sales of residential property through condominium conversions, including sales made prior to our consolidation of Drott as a subsidiary. We intend in the future following the sale of Drott properties to transfer the Drott operations to our unrestricted group with our other real estate operations.

International properties.    Our other international properties as of September 30, 2004 consisted approximately of 144,000 square feet of commercial properties located in The Netherlands, Germany, Luxembourg and southern France. In The Netherlands and Germany, our typical commercial lease has a term of five years and often includes an option for the tenant to renew. In France and Luxembourg, our typical commercial lease runs for a period of nine years and tenants are usually given options to terminate the lease in the third and sixth years of the lease. Except in the case of our leases on properties in The Netherlands, tenants generally pay the property tax, insurance and management costs for such properties. The occupancy rates for our non-Swedish properties based on square meters on December 31, 2002 and on December 31, 2003 were 95% and 96%, respectively.

Property management.    In Sweden, we also manage property owned by the Olsson family. We receive a fee for these services equal to 4% of the rents collected with respect to such properties. For the years ended December 31, 2002 and December 31, 2003, such fees aggregated SEK 9 million and SEK 10 million, respectively.

Other businesses

General.    Through our unrestricted subsidiary Stena Adactum AB, we invest in companies outside our traditional lines of business. Stena Adactum invests in listed companies as well as private companies. In April 2004, Stena Adactum acquired the Swedish chain store "Blomsterlandet" in the garden center and flower business.

Investment activities

We maintain an investment portfolio of equity and debt securities. As of September 30, 2004, we had invested SEK 2.7 billion in this portfolio, as compared to SEK 2.8 billion as of December 31, 2003. Our equity investments currently include both publicly traded and private companies. The debt securities currently held by us are primarily bank floating rate notes and high yield government and corporate bonds from emerging markets. We also have a $112 million investment in two VIEs whose purpose is to invest primarily in high yield securities and bank loans, respectively. See "Management's discussion and analysis of financial condition and results of operations — Recent U.S. accounting pronouncements" for a discussion of the treatment of our investment in these companies for US GAAP purposes. In addition to our hedging arrangements, we actively trade in currency contracts and options. As of December 31, 2003, the notional amounts of such instruments were SEK 416 million as compared to SEK 208 million, respectively, as of December 31, 2002. There was no credit exposure on these instruments at December 31, 2002 or 2003.

Results from our portfolio of debt and equity securities and our currency/interest rate trading activities for the years ended December 31, 2003, 2002 and 2001 were a gain of SEK 195 million, a loss of SEK 32 million and a gain of SEK 111 million, respectively. We seek to maintain a diversified investment portfolio to balance our exposure to various risks and have established a series of procedures and limits we believe are designed to manage the risks of these activities on a day-to-day basis. Investments are subject to various risks and currency rates are highly volatile and, as a result, there can be no assurance that our investment activities will be profitable.

Our policies regarding our investments provide that we may borrow up to 60% of the value of certain equity investments and up to 80% of the value of certain investments in debt securities. In the case of certain of our investments, various of the agreements governing our indebtedness provide that if the value of our investment decreases below an established minimum level, the lender has the right to liquidate the investment.

Classification of vessels

The hull and machinery of each of our vessels have been certified as being "in class" by its respective classification society: Lloyds Register or DnV. A classification society certifies that a vessel has been built and maintained in accordance with the rules of the society and is in compliance with applicable rules and regulations of the country of registry and the international conventions of which that country is a member.

The aggregate appraised value of our Roll-on/Roll-off vessels (including those used in our ferry operations), crude oil tankers and drilling rigs as of June 30, 2004 was SEK 15.2 billion as compared with the net book value as of June 30, 2004 of SEK 14.7 billion. These appraisals were performed by independent ship appraisers who received customary fees for such services. Our vessel values generally fluctuate over time and there can be no assurance that we would be able to sell our vessels for their appraised values.

As of September 30, 2004, the book value of the other tangible fixed assets held by our restricted group was SEK 13.3 billion, including SEK 11.0 billion corresponding to our real estate business conducted through Drott.

Risk of loss and Insurance

General.    Our business is subject to a number of risks, including mechanical failure of our vessels, collisions, property loss or damage, cargo loss or damage and business interruption due to political circumstances in foreign countries, international hostilities, terrorism or labor strikes. The operation of any ocean-going vessel or drilling rig is also subject to the inherent possibility of catastrophic marine disaster, including oil spills and other environmental mishaps, and other liabilities arising from owning and chartering out vessels or drilling rigs in international trade. Environmental legislation enacted in the United States, which imposes virtually unlimited liability upon owners, operators and bareboat charterers trading in the U.S. market for certain oil pollution accidents in the United States, has made liability insurance for trading in the U.S. market more expensive and has caused insurers to consider reducing available liability coverage.

We maintain insurance coverage consistent with industry practice. Our insurance coverage is maintained with underwriters in the insurance markets mainly in Sweden, Norway, the United Kingdom and the United States.

Hull and machinery insurance.    We maintain hull and machinery insurance, which insures against the risk of damage to, or total or constructive loss of, a vessel as well as damage to third parties caused by direct contact with an insured vessel. Constructive total loss occurs when the vessel is so damaged due to a casualty that the repair costs amount to at least 80% of the insured value of the vessel. We also maintain war risks insurance, which insures the risk of damage and total or constructive total loss of an insured vessel directly caused by certain warlike situations such as military use of weapons or terrorist activities. Coverage for areas designated from time to time as war zones may be excluded or additional premiums may be required with respect to travel in such zones. We maintain coverage for the full value of each vessel, the value of which is updated at least annually.

We maintain civil and war risk hull and machinery insurance in respect of all Roll-on/Roll-off vessels, tankers and drilling rigs owned by us and vessels bareboat chartered in or leased by us pursuant to a long-term finance lease. The bareboat charterer of a vessel is responsible for obtaining adequate hull and machinery insurance. However, except for vessels bareboat chartered out to companies affiliated with us, we obtain "innocent owner insurance," to insure against the risk that the bareboat charterer's hull and machinery insurance, war risk insurance and protection and indemnity insurance are not valid due to any act or omission of the charterer.

Loss of hire insurance.    We maintain loss of hire insurance to insure against a loss of income due to damage to the hull or machinery of any Roll-on/Roll-off vessels and tankers owned by us. Our drilling rigs are covered by loss of hire insurance and vessels used in our ferry operations have loss of hire insurance at the option of the applicable route director.

Protection and indemnity insurance.    We maintain P&I insurance coverage for our shipping activities, which includes coverage against legal liability and other related expenses incurred due to the injury or death of crew, passengers and other third parties, loss or damage to cargo, damage to third party property, and pollution arising from oil or substance and salvage. Our P&I insurance coverage is arranged through four P&I insurance clubs in Sweden, Norway and the United Kingdom. As a member of the club, we may be required to pay additional premiums in arrears. Our total premium is based on our own claims record, the total claims record of the members of the club and the aggregate claims record of all clubs which are members of the international association of P&I Clubs and the clubs' costs for reinsurance.

We maintain P&I insurance in respect of all Roll-on/Roll-off vessels, tankers and drilling rigs owned, chartered in or leased pursuant to a long-term finance lease, except for vessels bareboat chartered out. The charterer of a vessel we bareboat charter-out is responsible for obtaining adequate P&I insurance. We obtain "subsidiary P&I insurance" for vessels bareboat chartered by companies not affiliated with us.

Since February 20, 1996, the maximum exposure of all P&I clubs for liabilities to third parties has been capped at an amount based on a formula specified in the International Convention on Liability for Maritime Claims of 1976. Oil pollution coverage is also limited. Coverage for damages arising from oil pollution for vessels that are owned and bareboat chartered in is limited to $1 billion per vessel per incident. Coverage for our drilling rigs for damages arising from pollution is limited to $150 million per incident, except that coverage for the Stena Clyde is limited to $100 million per incident. We believe we have adequate oil pollution coverage.

Our fleet of tankers is used to transport crude oil and petroleum products. The operation of these vessels, as well as our drilling rigs, could potentially result in an oil spill for which we could be liable. The Roll-on/Roll-off vessels owned and chartered out by us do not transport crude oil or petroleum products, but do carry significant quantities of diesel oil and other heavy oil used for fuel that, if spilled, would cause pollution and liability. In addition, vessels owned and chartered out by us could be involved in a collision with a tanker causing a spill of the tanker's cargo for which we could be liable. See "— Regulation."

Claims experience.    We have experienced some immaterial property losses over the past five years. These losses were covered by insurance and none of these incidents resulted in a material loss or liability for us. In February 2004 one of our ferry vessels was hit by another vessel. The vessel damages are covered by insurance.

Adequacy of insurance.    We believe that our current insurance coverage provides adequate protection against the accident-related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution insurance coverage, consistent with industry practice. However, there can be no assurance that all risks are adequately insured against, that any particular claim will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. Consistent with industry practice, our insurance policies are subject to commercially reasonable deductibles.

Significant Subsidiaries

The following table sets forth significant subsidiaries owned, directly or indirectly:

Name of company	Domicile	Percentage Owned
Stena Rederi AB	Sweden	100
Stena Bulk AB	Sweden	100
Stena Fastigheter AB	Sweden	100
Stena Line Scandinavia AB	Sweden	100
Bostads AB Drott	Sweden	97
Stena Fastighetsförvaltning AB	Sweden	100
Stena International BV	The Netherlands	100
Stena Line Holding BV	The Netherlands	100
Stena Drilling (Holdings) Ltd	United Kingdom	100
Stena Ferries Ltd	United Kingdom	100
Stena North Sea Ltd	United Kingdom	100
Stena Line Ltd	United Kingdom	100
Stena Maritime AG	Switzerland	100
Stena Holding (Bermuda) Ltd	Bermuda	100
Stena Tay Ltd	Bermuda	100
Stena Don LLC	Isle of Man	100

Regulation

General

The shipping industry in general, and our business and the operation of our vessels and drilling rigs in particular, are subject to and affected by a variety of governmental regulations including numerous international conventions, national, state and local laws and national and international regulations in force in the jurisdictions in which such vessels and drilling rigs are registered and operate. Because such conventions, laws and regulations are often revised, we cannot predict the ultimate cost of complying with such revised conventions, laws and regulations or the impact thereof on the resale price or useful life of our vessels and drilling rigs. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations. Subject to the discussion below and to the fact that the kinds of permits, licenses and certificates required for the operation of the vessels and drilling rigs owned or operated by us will depend upon a number of factors, we believe that we have been and will be able to obtain all permits, licenses and certificates material to the conduct of our operations. We believe that the increased environmental and quality concerns of insurance underwriters, regulatory bodies and charterers will result in greater inspection and safety requirements on all vessels.

Environmental

We are subject to the laws of various jurisdictions and international conventions regarding the discharge of materials into the environment. The most onerous of such regulations in the United States are the Oil Pollution Act of 1990, or OPA '90 and the Comprehensive Environmental Response Compensation and Liability Act, or CERCLA.

OPA '90 establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA '90 affects all owners and operators whose vessels trade in the United States or its territories or possessions or whose vessels operate in United States waters, which include the United States territorial area and the two hundred nautical mile exclusive economic zone of the United States.

Under OPA '90, vessel owners, operators and bareboat charterers are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all oil spill containment and clean-up costs and other damages arising from oil spills pertaining to their vessels. OPA '90 limits the liability of responsible parties to the greater of $1,200 per gross ton or $10 million per tanker. These limits of liability do not apply if the incident was proximately caused by a violation of applicable United States Federal safety, construction or operating regulations or by the responsible party's gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the oil removal activities.

In order to ensure that the responsible parties will meet the minimum liability amount imposed by OPA '90, responsible parties must establish evidence of financial responsibility to pay. Certificates of financial responsibility have been obtained for all of our owned or bareboat chartered vessels that trade in U.S. waters. We believe that if the need arises, certificates of financial responsibility for our other vessels could be obtained promptly. Guarantees from Shoreline Mutual (Bermuda) Limited and Arrat Ltd. are the primary vehicles through which we have satisfied the requirements under OPA '90.

Owners, bareboat charterers or operators of tankers operating in United States waters are required to file vessel response plans with the Coast Guard, and their tankers are required to be operated in compliance with their Coast Guard approved plans. Such response plans must, among other things, (i) address a "worst case" scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a "worst case discharge," (ii) describe crew training and drills and (iii) identify a qualified individual with full authority to implement removal actions. We have filed vessel response plans with the Coast Guard for the tankers owned or bareboat chartered by us that trade in United States waters and have received approval for all of such tankers to operate in United States waters.

Under OPA '90, with certain limited exceptions, all newly built or converted tankers operating in United States waters must be built with double-hulls, and existing vessels which do not comply with the double-hull requirement must be phased out over a 25-year period (1990-2015) based on size, age and place of discharge, unless retrofitted with double-hulls. Notwithstanding the phase-out period, OPA '90 currently permits existing single-hull tankers to operate until the year 2015 if their operations within United States waters are limited to discharging at the Louisiana Off-Shore Oil Platform, or off-loading by means of lightering activities within authorized lightering zones more than 60 miles offshore. All of our new buildings are compliant with OPA '90.

OPA '90 expressly provides that individual states are entitled to enforce their own pollution liability laws, even if inconsistent with or imposing greater liability than OPA '90. There is no uniform liability scheme among the states. Some states have OPA '90-like schemes for limiting liability to various amounts and some rely on common law fault-based remedies, while others impose strict and unlimited liability on an owner or operator. Some states have also established their own requirements for financial responsibility.

CERCLA.    CERCLA applies to discharges of hazardous substances (other than oil), whether on land or at sea. CERCLA applies to owners and operators of vessels and provides for cleanup, removal and natural resource damages. CERCLA's liability regime is similar to that of OPA '90. We believe that we are in substantial compliance with OPA, CERCLA and all other applicable state and federal regulations applying to the waters of the United States and the ports where our vessels call.

IMO.    The International Maritime Organization (IMO), an agency of the United Nations is responsible for measures to improve international shipping and to prevent pollution from ships. The IMO has developed international treaties and conventions to regulate the international shipping industry which now apply to over 98% of the world's shipping. The most important of these are mentioned below.

CLC.    Many countries other than the United States have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution

Damage of 1969 and Protocol of 1992 (CLC). Under the CLC, a tanker's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by a discharge of persistent oil, such as crude oil, fuel oil, heavy diesel oil and lubricating oil, subject to certain complete defenses, including pollution damage resulting from an act of war, caused by a third party, or caused by the negligence or wrongful act of a government responsible for the maintenance of lights or other navigational aids. Liability is currently limited to between approximately $915 and $930 per gross ton plus $6.5 million for the first 5,000 gross tons, an amount that is subject to periodic adjustment. The right to limited liability is forfeited only where pollution damage is caused by the owner's personal act or omission committed with intent to cause such damage or recklessly and with knowledge that the damage would result. Tankers trading in the territorial waters of contracting states must provide evidence of insurance covering the maximum amount for which the owner is strictly liable. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern and liability is imposed on the basis of fault or in a manner similar to the CLC.

MARPOL 73/78    Annex 1 of the International Convention for the Prevention of Pollution from Ships 1973 and Protocol 1978 deals with the prevention of pollution from oil. The Convention provides stringent construction and operating standards to prevent the release of oil into the environment. We apply these regulations strictly. Under the requirements of the Convention, all new oil tankers built since 1996 are required to have double hulls. MARPOL 73/78 has been modified recently in the light of the Erika and Prestige incidents on the West Coast of Europe. In 2002 new amendments came in to force to Annex 1 of the Convention which set a global timetable for the accelerated the phase out of single hull tankers. These new regulations identify two categories of single hull tankers which are principally distinguished on the basis of whether they have protectively located segregated ballast tanks or not. Vessels fall into these categories if they are over 20,000 tons deadweight carrying heavy oil and over 30,000 tons deadweight carrying other oils. Category 3 tankers are tankers above 5,000 tons but below the tonnage of category 1 and category 2 tankers. These older single hull tankers must undergo a Condition Assessment Scheme (CAS) survey which apply to category 1 vessels continuing to trade up to 2005 and to category 2 vessels trading after 2010. However these amendments have been over taken by the 2003 MARPOL amendments which come into force on 5 April 2005. These amendments accelerate the final phasing out of category 1 tankers to 2005 and category 2 and 3 tankers to 2010 though depending on the age of the ship, these dates can be earlier.

All of our owned and finance leased tankers are double hulled vessels and all of our tankers are fully compliant with MARPOL Annex 1 Rules. This Convention has further annexes including Annex 2 Control of Pollution by Noxious Liquid Substances, Annex 4 Prevention of Pollution by Sewage and Annex 6, Prevention of Air Pollution from Ships. All our vessels are fully compliant with all requirements of the MARPOL Convention and amendments.

ICLL.    The International Convention on Load Lines of 1966 (ICLL), which entered into force on July 21, 1968, establishes principles and rules concerning the limits to which ships may be loaded for international voyages. The provisions take into account the potential for hazards in different maritime regions and seasonal operating conditions, and designate how, where and when assigned load lines are to be marked on each ship. Generally, the ICLL applies to all ships that are greater than 24 meters (79 feet) in length (for ships built since 1966) or greater than 150 tons gross, unless otherwise exempted by the terms of the Convention. Currently each of our ferries, freight vessels, and petroleum tankers, to which the ICLL is applicable, are operating under an International Load Line Certificate demonstrating that the vessel has been surveyed and marked in accordance with the ILCC within the past five years.

SOLAS.    The International Convention for the Safety of Life at Sea (SOLAS) 1974 establishes basic safety standards for the construction and operation of merchant ships engaged on international voyages (including our Roll-on/Roll-off vessels and tankers). SOLAS has been ratified by more than 90 countries. SOLAS '74 provides safety standards for construction, machinery and electrical installations, life-saving appliances, radiotelegraphy and radiotelephony, navigation and the carriage of dangerous goods. SOLAS '74 puts the primary responsibility for compliance on the flag state, but there are provisions which recognize certain rights and obligations of countries where the ships call.

The SOLAS convention of 1990 (SOLAS '90) was adopted in 1990 to set new stability criteria for passenger carrying vessels. RoPax and car/passenger ferry vessels constructed after April 29, 1990 must be built to meet these and other requirements. RoPax and car/passenger ferry vessels that were constructed prior to April 29, 1990 are permitted to be retrofitted to comply with these SOLAS '90 regulations in stages. For example, as of October 1, 2002, a RoPax vessel constructed prior to April 29, 1990 must be in at least 90% but may be in less than 95% compliance with SOLAS '90. In accordance with the IMO SOLAS conference held in November 1995, all such vessels must be in full compliance with SOLAS '90 by October 1, 2005.

At the 1995 SOLAS Conference, several amendments to SOLAS and IMO resolutions were adopted concerning RoRo passenger vessel stability, arrangements of bow doors, operations, communications, lifesaving and search and rescue. In particular, Resolution No. 14, also known as the Stockholm Agreement, allows for regional agreements to establish specific stability requirements for RoPax and car/passenger ferry vessels. These regulations also require vessels to fulfill the SOLAS '90 damage stability standard, which had applied to all RoRo passenger ships built since 1990 and was extended to existing ships in accordance with an agreed phase-in program. These regulations entered into force on October 1, 2002. All of our RoPax and car/passenger ferry vessels are currently in full compliance with SOLAS '90 as well as the Stockholm Agreement.

Amendments to SOLAS '74 establish greater fire safety standards for existing RoPax and multi-purpose ferry vessels and newbuildings. These requirements must be complied with over a period of 12 years from 1992 to 2005. Our owned vessels are in full compliance with these fire and safety regulations.

Further amendments adopted to SOLAS '74 in 2000 and 2002 stipulate, among other things, the fitting of an Automatic Identification System (AIS) and a Voyage Data Recorder (VDR) for ships engaged on international voyages. Installation of AIS and VDR is scheduled to be completed for our entire fleet within the mandated schedules at an estimated cost of SEK 65 million. Additional security provisions adopted under SOLAS in December 2002 include mandatory compliance with the new International Ship and Port Facility Security Code (ISPS Code). Our operations are fully compliant with this requirement which came into force in July 2004.

In May 1994, the International Code of Safety for High Speed Craft was added to SOLAS '74, and entered into force under tacit acceptance as Chapter X of the Convention on January 1, 1996. These regulations mandate a variety of safety measures including requirements pertaining to structural stability and fire prevention. The rapid pace of development in this sector of shipping lead to additional revisions of the Code of Safety for High Speed Craft in 2000, which entered into force on July 1, 2002. High Speed Craft to which these regulations apply are required to obtain a safety certificate and a permit to operate. The HSS ferries have been designed to be in compliance with these regulations and we have obtained applicable permits and certifications during operation of these vessels.

Our drilling units are designed and constructed to meet all applicable rules and regulations for operation world-wide. Three of them are designed to cope with the harsh environment of the North Sea British sector, including the Stena Don which is also designed to withstand the North Sea Norwegian sector environment.

Norway has the most demanding rules and regulations in the world. In order to work on the Norwegian Continental Shelf, the Stena Don has been fully certified to meet the regulations of the Norwegian Petroleum Directorate (NPD). The Stena Don also meets all the regulations of the Norwegian Maritime Directorate (NMD) for "marine" equipment, systems and arrangement and is also in compliance with all relevant regulations for operation on the British Continental Shelf. The Stena Don is classed with Det Norske Veritas and has all applicable class notations, including class notations for dynamic positioning and drilling systems.

Finally, all of our ships and our management companies comply with Chapter IX of the SOLAS Convention entitled Management for the Safe Operation of Ships. This made the International Safety Management Code (ISM Code) mandatory and establishes safety management objectives which are to:

•	provide for safe practices in ship operation in a safe working environment;

•	establish safeguards against all identified risks; and

•	continuously improve safety management skills of personnel, including preparing for emergencies.

The code requires a Safety Management System (SMS) to be established by the shipowner or manager who has responsibility for operating the ship and which establishes a policy for achieving the objectives. This includes providing the necessary resources and shore based support and a designated person ashore having direct access to the highest level of management. The code is documented and compiled in a safety management manual which is kept on board the ship. Our vessels and management companies all are compliant with this Code and are audited regularly to ensure that this remains the case.

Athens Convention.    The International Convention relating to the Carriage of Passengers and their Luggage by Sea (PAL) 1974 has governed the liability of carriers for damage suffered by passengers carried on a seagoing vessel. The regime makes the carrier strictly liable for damage or loss suffered by a passenger if the incident causing the damage occurred during the carriage and was due to the fault or neglect of the carrier. However the carrier may limit his liability unless the carrier acted with intent to cause such damage or recklessly and with knowledge that such damage would probably result.

The original convention and the limits have been substantially altered and increased by the 2002 Protocol to the Convention. The carrier is now strictly liable for the death or personal injury to a passenger with limited defences if the carrier can prove that the incident resulted from an act of war, hostilities, civil war, insurrection or a natural phenomena of an exceptional inevitable and irresistible character or thoroughly caused by an act of omission done with intent to cause the incident by a third party. However if the incident occurred as a result of the fault or neglect of the carrier then the limit is increased from approximately US$360,000 per passenger on each distinct occasion to approximately US$580,000 per passenger, provided that if the carrier is responsible for an act or omission with intent to cause damage or recklessly and with knowledge that damage would result, then the right to the limit is lost. A scheme of compulsory insurance has been introduced by the Convention to ensure that the carrier can meet these potential liabilities.

HNS Convention.    The International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances (HNS) 1996 is likely to come into force in the medium term. The liability aspects of the Convention are based on the CLC by establishing a regime of strict liability and the registered shipowner's right to limit liability. However, the HNS goes further than the CLC in that it covers not only pollution damage but also the risks of fire and explosion including loss of life or personal injury as well as loss or damage to property. HNS substances include oil, liquified gases and other dangerous, hazardous or harmful materials. The present limits of liability are between US$500 and US$2,000 per gross ton though it is likely that these limits will increase once the Convention is ratified and comes into force.

Other Properties

Ports

We own two ports: Holyhead and Stranraer, both located in the United Kingdom. We also own land along the quay in Hook of Holland, The Netherlands, enabling us to control our port area at Hook of Holland. In addition, we own 50% of the capital stock of a company that owns the ports of Fishguard and Rosslare and we operate the port of Fishguard in the United Kingdom.

Additionally, in October 2003 we entered into an agreement with P&O relating to, among other things, the acquisition of a 50% ownership interest in P&O's port in Cairnryan in Scotland. Completion of the acquisition is subject to certain contractual conditions. In the case of our other routes, we use port facilities owned by third parties and pay applicable port and harbor fees.

Hotels

We own two hotels in Denmark. The hotels are marketed as part of tour packages. We have an agreement with Scandic Hotels for Scandic Hotels to operate the hotels. Scandic Hotels also work with us in relation to the marketing for the hotels.

Employees

The chart below sets forth the average number of employees in each of our principal business areas.

	2001	2002	2003
Ferry Operations	5,684	5,712	5,623
Drilling	410	508	533
Shipping	319	365	419
Property Operations	114	116	118
Other	50	47	57
Total	6,577	6,748	6,750

In addition to the employees referred to above, Northern Marine employed approximately 1,942 persons in 2003 in external ship management services, as compared to 2,425 persons in 2002 and 1,550 persons in 2001.

We have good relations with our work force and the labor unions representing them.

Legal Proceedings

We are a party to various routine legal proceedings arising in the ordinary course of business. Such claims are generally covered by insurance, subject to customary deductibles. We do not believe that any liabilities that may result from such legal proceedings will, in the aggregate, have a material adverse effect on our financial condition or results of operations.

On September 3, 2003, the European Commission commenced an investigation of a number of ferry operators operating ferry services in Scandinavia and between Scandinavia and Germany and on ferry services to and from the United Kingdom, including Stena. In Scandinavia and Germany the European Commission is investigating whether there is evidence of alleged market sharing agreements and related illegal practices aimed at foreclosing competition and preventing access to the Nordic ferry market. In the United Kingdom the European Commission is investigating whether there is evidence of alleged illegal practices concerning fixing of prices and/or trade conditions for cross-Channel transport services and market sharing agreements in relation to the provision of ferry services to and from the United Kingdom. On March 17, 2004, the European Commission sent an "Article 11 letter" to Stena AB requesting additional information in relation to the provision of ferry services between the United Kingdom and Continental Europe. Stena AB submitted its response to the European Commission on April 16, 2004. The Article 11 letter and Stena's response related to the exchanges of carrying statistics between Stena and third parties, including competitors, as well as Stena's pricing and ticket policies. So far, Stena has not received any request for further information from the European Commission in relation to the Scandinavian investigation. There is no strict deadline for the completion of investigations of this type by the European Commission. We do not know whether the European Commission will initiate formal proceedings; only at that stage will we be informed if there are any specific allegations against us and then have the opportunity to defend ourselves. In the case of violations of European Union competition law, the European Commission has the power to impose fines which in the case of serious violations can be substantial.

Management

Directors and executive officers

Under the Swedish Companies Act of 1975, our Board of Directors has ultimate responsibility for our organization and the management of our affairs. Our articles of association provide for a Board of Directors elected by our stockholders of not fewer than three nor more than nine directors and not more than three deputy directors. Swedish law provides for the appointment of additional directors by the unions representing our employees. All directors, other than union appointees, are elected by resolution of a general meeting of stockholders. The term of office of a director is one year, but a director may serve any number of consecutive terms. Directors may be removed from office by a general meeting of stockholders at any time, and vacancies on the Board, except when filled by a deputy director, may only be filled by stockholder resolution. Each year, one director is elected Chairman of the Board by resolution of a meeting of the Board of Directors. Deputy directors may attend the Board meetings, but may only vote in place of a director who is absent.

The following table sets forth the name, year of birth and position of each of our directors and executive officers as of September 30, 2004.

Name	Year born	Title
Lennart Jeansson	1941	Chairman of the Board of Directors
Dan Sten Olsson	1947	Chief Executive Officer and Director
Svante Carlsson	1948	Chief Financial Officer, Executive Vice President and Director
Jan Carlstein	1938	Director
Bengt Olof Eriksson	1937	Director
Stefan Lindskog	1951	Director
Bengt Cremonese	1943	Director (Employee Representative)
Jens Ole Hansen	1951	Director (Employee Representative)
Anna-Lena Myhr	1944	Deputy Director (Employee Representative)

Certain biographical information about each of our directors and executive officers and certain other key employees of Stena AB is set forth below.

Lennart Jeansson was appointed Chairman of the Board of Stena AB in 2000. Mr. Jeansson also serves as a director of the board of Stena Metall AB, referred to herein as Stena Metall. Mr. Jeansson is executive vice president and deputy Chief Executive Officer of AB Volvo and a member of the board of directors of Skandia Insurance Company, Ltd.

Dan Sten Olsson has served as Chief Executive Officer and a director of Stena AB since 1983. Mr. Olsson also serves as Chairman of the Board of Stena Rederi AB, referred to herein as Stena Rederi, a subsidiary of Stena AB, Stena Line Holding B.V., referred to herein as Stena Line Holding, Stena Metall, Stena Sessan AB, referred to herein as Sessan, and Concordia, and as a member of the Board of Directors of Stena Rederi, Stena International, B.V., referred to herein as SIBV, Stena Bulk AB, referred to herein as Stena Bulk, AB Stena Finans, referred to herein as Stena Finans, Stena Fastigheter AB, referred to herein as Stena Fastigheter, Drott and a number of other companies in the Stena Sphere (as defined below). Mr. Olsson served as Co-Chairman of P&O Stena Line from March 1998 until August 2002 and is also a member of the board of directors of the Swedish Ship Owner's Association. Mr. Olsson has been employed by Stena AB since 1972.

Svante Carlsson has served as Chief Financial Officer since 1984, Executive Vice President of Stena AB since 1989 and a director of Stena AB since 1984. Mr. Carlsson also serves as a member of the Board of Directors of Stena Rederi, Stena Line Holding, SIBV, Stena Finans, Stena Fastigheter, Stena Metall, Sessan, Drott and a number of other companies in the Stena Sphere. He has been employed by Stena AB since 1975.

Jan Carlstein has served as director of Stena AB since late 1999 and Managing Director of Stena Metall from 1975 to August 31, 1999. Ms. Carlstein also serves as a member of the board of directors of Stena Metall.

Bengt Olof Eriksson has served as director of Stena AB since May 1997 and served as Managing Director of Stena Fastigheter, a subsidiary of Stena AB, from 1980 to 1997. Mr. Eriksson also serves as a member of the Board of Directors of Stena Fastigheter and Drott.

Stefan Lindskog has served as a director of Stena AB since 1988. Mr. Lindskog is a partner of Wistrand Advokatbyra Stockholm KB and is also a member of the Board of Directors of Stena Metall.

Bengt Cremonese has served as a director of Stena AB representing Stena AB employees affiliated with the Swedish Ship Officers' Association since 1986. Mr. Cremonese is a Master mariner and has been employed in our ferry operations since 1972.

Jens Ole Hansen has served as a director of Stena AB representing Stena AB employees affiliated with the Swedish Seamens' Union since 1992. Mr. Hansen is a boatswain and has been employed in our ferry operations since 1974.

Anna-Lena Myhr has served as a deputy director of Stena AB representing Stena AB employees affiliated with the Swedish Union of Commercial Employees since 1999. Ms. Myhr is a salary clerk and has been employed in our ferry operations since 1973.

Other key employees

Mats Berglund (born 1962) was appointed president of Stena Rederi as of January 13, 2003. Mr. Berglund previously served as executive vice president of Stena Rederi from 2002 to 2003 and has served as Financial Manager of Concordia and worked from 1995 to 2000 in our oil and petroleum products transportation business. Mr. Berglund has served as a director of Stena Bulk since 2001 and chairman of Northern Marine Management Ltd since 2003 and has been employed in the Stena Sphere since 1986.

Gunnar Blomdahl (born 1955) has served as managing director of Stena Line Holding since January 2003. He has held a number of senior management positions at Stena Line since 1997, including as Area Director in charge of Stena Line's Irish Sea operations from 2001 to 2003 and, prior to that, as head of the Sweden-Germany route and sales and marketing director for Stena Line's Scandinavian operations.

Carl-Otto Dahlberg (born 1949) has served as managing director of Stena RoRo AB, referred to herein as Stena RoRo, a subsidiary of Stena AB since 1989 and as a Director of Stena RoRo since 1989. Mr. Dahlberg has been employed in the Stena Sphere since 1989.

Claes Davidsson (born 1950) served as Director of Ship Management and HR since September 1st, 2003. Mr. Davidsson also serves as Vice Chairman of Northern Marine. He is also serving as a member of the Board of Directors of Chalmers Lindholmen (technical college), Gothenburg, Sweden. Mr. Davidsson has been employed in the Stena Sphere since 1987.

John Helgesson (born 1945) has served as managing director of Stena Fastigheter since June 1, 1997 and as a director of Stena Fastigheter since 1997. Mr. Helgesson has been employed in the Stena Sphere since 1984.

Staffan Hultgren (born 1961) has served as group controller of Stena AB since July 2004. Mr. Hultgren also serves on the board of directors of Stena Bulk, Stena Line Holding, Stena RoRo, Stena Shipping AB, Stena Rederi AB, Stena Don AB and Stena Finans. Mr. Hultgren has been employed in the Stena Sphere since July 2004.

Kenneth MacLeod (born 1943) has served as managing director of Northern Marine since 1991. Mr. MacLeod also serves as a member of the board of directors of Swecal Ltd, one of our subsidiaries, and several other companies. Mr. MacLeod has been employed in the Stena Sphere since 1983.

Harry Robertsson (born 1956) has served as technical director of Stena Rederi since 1999. Mr. Robertsson is a Naval Architect M.Sc. and has worked in the technical department of Stena Rederi since 1996. He has from 1984 to 1996 held positions in a shipyard and in marine consultancy firms.

Ulf Ryder (born 1952) has served as managing director of Stena Bulk since 1983 and as a director of Stena Bulk since 1982. Mr. Ryder also serves as a member of the board of directors of Northern Marine and Skuld of Stockholm. Mr. Ryder has been employed in the Stena Sphere since 1982.

Tom Welo (born 1947) has served as managing director of Stena Drilling Ltd. since October 1995. Mr. Welo has a Master of Science in Naval Architecture and Marine Engineering.

Compensation of directors

For the year ended December 31, 2003, the aggregate compensation paid by Stena AB to its directors (a total of nine persons) amounted to approximately SEK 11 million. During 2003, we also made contributions to pension plans for the benefit of our directors in the aggregate amount of SEK 8 million.

Options

No options exist to purchase securities from us.

Principal Shareholders

All of the issued and outstanding voting shares of Stena AB were owned as follows as of September 30, 2004:

Name of beneficial owner	Number of shares	Percentage ownership
Dan Sten Olsson	25,500	51.0%
Madeleine Olsson Eriksson	12,250	24.5%
Stefan Sten Olsson Holding Ltd.	12,250	24.5%

The holders listed above have sole voting and investment power over the shares beneficially owned by them. Dan Sten Olsson and Madeleine Olsson Eriksson are brother and sister.

Dan Sten Olsson is the only officer or director of Stena AB who owns any voting shares of Stena AB. All shares of Stena AB have the same voting rights.

Our articles of association contain a restriction on the transfer of our shares. Pursuant to the articles, a person who was not previously a shareholder and to whom shares have been transferred (except in the case of a transfer of shares through inheritance, will or gift to lineal descendants of Sten A. Olsson and his wife Birgit Olsson) is obligated to offer such shares to the other shareholders. If any person other than the current shareholders of Stena AB as of December 30, 1993 or lineal descendants of Sten A. Olsson and Birgit Olsson acquires 48% or more of the voting power of Stena AB, then the remaining shareholders have the right to put all or a part of their shares to such shareholder at a price equal to the highest price per share paid by such shareholder. Under the articles, a vote of at least 75% of shares represented at the annual general meeting of our shareholders is required to amend this put provision. In addition, under the Swedish Companies Act, shareholder resolutions in the ordinary course of business require the vote of a majority of shares voting thereon, and extraordinary items (including amendments to the articles other than the amendment to the put option described above) require support by shareholders holding at least two-thirds of the votes cast as well as two-thirds of all shares present or represented at the shareholders meeting. Holders of at least 10% of the outstanding shares have the right to require us to pay dividends within certain statutory parameters.

Certain relationships and related party transactions

Related party transactions

We have in the past engaged in transactions with our shareholders and other related parties, including companies in the "Stena Sphere," which encompasses Stena Sessan, a shipping company, and Stena Metall, a recycling company, each of which is owned by Dan Sten Olsson and other members of the Sten A. Olsson family, and Concordia, a tanker shipping company, which is 52.2% owned by Sessan. We expect that we will continue to engage in these types of transactions in the future. Transactions between us and our affiliates are subject to certain restrictions set forth in our credit facilities and indentures governing our indebtedness. The significant transactions between us and our affiliates, including any loans or guarantees, are described below and in the consolidated financial statements and the notes thereto.

Concordia

Stena Bulk, a wholly owned subsidiary of Stena AB, and Concordia are parties to an allocation agreement pursuant to which Concordia can elect to participate in crude oil and petroleum product tanker and bulk cargo vessel opportunities identified by us. Pursuant to the allocation agreement, Concordia can elect to take such opportunity in its entirety, to participate equally with us or to decline to participate. Concordia's share of the allocation agreement was a loss of SEK 17 million, a gain of SEK 5 million and a loss of SEK 5 in 2001, 2002 and 2003 respectively.

In October 1995, an agreement was reached between us and Concordia regarding the pooling of results from the operation of Concordia Class vessels. Our share of this agreement was a loss of SEK 6 million, and a gain of SEK 2 million in 2001 and 2002, respectively. This agreement was terminated in July 2002 in connection with the sale of the last remaining VLCC tanker owned by us, the Stena Conductor. We no longer own any Concordia Class vessels.

Pursuant to agreements between us and Concordia, we market and act as the exclusive chartering agent for Concordia's tankers. We also provide technical support, crewing and insurance and other services for two of Concordia's tankers. In consideration for these services, Concordia pays us: (i) a monthly fee in respect of each tanker managed for administration, marketing, insurance claims handling, operation and technical follow-up and development services; (ii) commissions based upon the collected earnings for each tanker chartered out by us as agent for Concordia; and (iii) a commission based upon the net sale price of any tanker purchased or sold by us as agent for Concordia. We also provide administrative and operational services for tankers chartered in connection with the allocation agreement between us and Concordia described above, as well as offices and office services for Concordia's personnel and accounting services. We also receive a commission of 1% of the sales price on any vessel sold and commissions in respect of charters arranged by us. We earned fees equal to SEK 31 million, SEK 22 million and SEK 19 million in 2001, 2002 and 2003, respectively, for these services.

Concordia has provided ship management services to us for the Stena Concordia, the Stena Conductor and the Stena Companion. These vessels were all sold in 2001 and 2002. We paid fees equal to SEK 7 million and SEK 4 million in 2001 and 2002, respectively, for these services. Concordia also provides ship management services for the Stena Caribbean and the Stena Calypso, which started their operations in 2002. The Company paid fees of SEK 1 million in 2002 and SEK 2 million in 2003 for these services.

On September 1, 2004, our subsidiary Northern Marine acquired the ship management company Universe Tankships from Concordia for approximately $1 million.

Concordia has agreed to pay us an annual fee of $107,502 to compensate us for agreeing to charter the two V-Max VLCC tankers in the event Arlington exercises its option to terminate its charters with Concordia. In addition, Concordia has agreed to pay Northern Marine a fee of $560,000 per year (which increases 3% per year) for managing the two VLCC vessels Concordia has agreed to charter from Arlington and to reimburse Northern Marine for any expenses Northern Marine may incur in managing the two V-Max VLCC tankers in excess of the management fee paid by Arlington and for specified off hire expenses.

Sessan

Since June 1999, we have served as the business manager for Sessan for its participation (50%) in a Norwegian partnership that owns the shuttle tanker Stena Sirita that is chartered pursuant to a 10-year contract to ESSO Norway. In 2003, we also became the business manager for Sessan for its participation (50%) in the shuttle tanker Stena Spirit that is charted pursuant to a 15-year contract to Petrobras in Brazil. We earned fees of SEK 1 million in 2001, 2002 and 2003, respectively, for these services. We also own interests in two shuttle tankers, one of which is also chartered to ESSO Norway.

In 2001 and 2002, Sessan acquired all shares in the shipping company HH Ferries in the south of Sweden. The acquisition was partly financed by an interest bearing loan from us. As of December 31, 2003 DKK 201 million was outstanding under the loan.

In December 2002, we sold our 50% interest in a RoPax vessel, Stena Jutlandica, to Sessan. Our gain from the sale was SEK 23 million. The sale was partly financed by an interest bearing loan to Sessan from us of SEK 33 million, to be repaid in 3 years. The vessel is now chartered in by us on a long-term contract expiring December 2014, for which we paid SEK 61 million in 2003 for charterhires.

In December 2002, we entered into a short-term loan agreement with Sessan in accordance with which Sessan borrowed $16 million from us. The loan bore interest at a rate of 4% per annum and was secured by a mortgage over Stena Sessan Rederi AB's 50% interest in a joint venture company, Stena Spirit LLC, and a guarantee from Stena Sessan AB. The loan was repaid on April 30, 2003.

In 2003, we granted an interest bearing loan of SEK 10 million to Sessan to finance the acquisition of shares of a company owned by a third party.

Stena Metall

We provide management and other services to Stena Metall. In 2001 and 2002, we received SEK 3 million a year and in 2003 SEK 1 million for such services. We purchase bunker fuel from Stena Metall; such purchases aggregated SEK 729 million, SEK 792 million and SEK 749 million in 2001, 2002 and 2003, respectively.

In January 2001, we acquired 4,621,562 shares in Stena Line AB from Stena Metall at a total cost of SEK 37 million, the same price per share paid for Stena Line shares in our public tender for such shares. These shares represent 7.52% of the equity and 28.65% of the votes of Stena Line.

In March 2004, we sold our RoRo newbuilding, the Chieftain (renamed Stena Freighter) to a subsidiary of Stena Metall on delivery and charted the vessel back on a long-term charter.

In April 2004, we chartered the Stena Nordica from a subsidiary of Stena Metall on a long-term charter.

Arlington

In November 2004 we sold our 75% interests in two of our Panamax tankers which were delivered in 2004 and two of our Product tankers which were delivered in 2004 to Arlington, a newly formed public company which we organized with Concordia. The purchase price for the two Product tankers and our interests in the Panamax tankers was approximately $147.0 million in cash and 690,421 common shares of Arlington, which represent 4.5% of the total outstanding shares of Arlington. In connection with this sale, we agreed to time charter the four tankers from Arlington for a period of five years with options to extend each charter for three additional years in extension terms of one year each. We will pay a charter rate of $17,400 per day for each Panamax tanker and a charter rate of $15,500 per day for each Product tanker during the first year of the charters. This amount will increase by an amount equal to the annual increase in the fee payable under the applicable ship management agreement. We also pay an additional amount equal to 50% of the amount by which the time charter revenue we earn from the operation of these vessels, less certain expenses, exceeds the charterhire we pay to Arlington or 50% of the amount by which agreed upon spot market rates for vessels of these types exceed the rates we pay under our time charters for these vessels.

We have also agreed with Arlington, in certain circumstances at Arlington's option, to take over the remaining terms of the time charters of two V-Max VLCC tankers which Concordia sold to Arlington concurrently with our sale of tankers, after the end of the third year and prior to commencement of the fourth year of such charters. These vessels are currently time chartered to Concordia for five years, plus an option to extend each charter for three additional years in one year extension terms. Under our agreement, we would pay the same time charter rate (which also includes the additional hire referred to above) as is currently provided in Concordia's time charters with Arlington. Our subsidiary, Northern Marine, has agreed to manage all six of Arlington's tankers during the terms of the charters for a fixed daily fee per vessel which aggregates to $37,100 per day for the first year of the agreements and increases 5% annually.

Olsson Family

We rent office space from members of the Olsson family. In 2001, 2002 and 2003, we paid SEK 23 million, SEK 27 million and SEK 28 million, respectively, in respect of such properties.

We also manage certain properties owned by members of the Olsson family. In 2001, 2002 and 2003, members of the Olsson family paid us SEK 8 million, SEK 9 million and SEK 10 million, respectively, for such management services.

We have agreed to pay Sten A. Olsson and other members of the Olsson family an annual indexed retirement benefit for life.

P&O Stena Line

Until 2002, we guaranteed a credit line of GBP 12.5 million for P&O Stena Line, our former joint venture with P&O for the English Channel routes. We earned fees equal to SEK 10 million and SEK 6 million in 2001 and 2002, respectively, for these services. We also guaranteed obligations of P&O Stena Fantasia (F.L.) Limited under a lease. These guarantees were released in October 2002 in connection with the sale of our interest in P&O Stena Line.

The exchange offer

Purpose of the exchange offer

When we sold the original notes in November 2004, we entered into a registration rights agreement with the initial purchasers of those original notes. Under the registration rights agreement, we agreed to file a registration statement regarding the exchange of the original notes for notes which are registered under the Securities Act of 1933. We also agreed to use our reasonable best efforts to cause the registration statement to become effective with the Securities and Exchange Commission and to conduct this exchange offer after the registration statement is declared effective. The registration rights agreement provides that we will be required to pay additional cash interest to the holders of the original notes if the exchange offer is not completed or the shelf registration statement, if required, is not declared effective on or before August 19, 2005.

A copy of the registration rights agreement is filed as an exhibit to the registration statement of which this prospectus is a part.

Terms of the exchange offer

Upon the terms and conditions described in this prospectus and in the accompanying letter of transmittal, which together constitute the exchange offer, we will accept for exchange original notes that are properly tendered on or before the expiration date and not withdrawn as permitted below. As used in this prospectus, the term "expiration date" means 5:00 p.m., New York City time, on                     . However, if we, in our sole discretion, have extended the period of time for which the exchange offer is open, the term "expiration date" means the latest time and date to which we extend the exchange offer.

As of the date of this prospectus, $250,000,000 aggregate principal amount of the original notes is outstanding. This prospectus, together with the letter of transmittal, is first being sent on or about                      to all holders of original notes known to us. Our obligation to accept original notes for exchange in the exchange offer is subject to the conditions described below under "Conditions to the exchange offer."

We reserve the right to extend the period of time during which the exchange offer is open. We would then delay acceptance for exchange of any original notes by giving oral or written notice of an extension to the holders of original notes as described below. During any extension period, all original notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. Any original notes not accepted for exchange will be returned to the tendering holder after the expiration or termination of the exchange offer.

Original notes tendered in the exchange offer must be in denominations of principal amount of $1,000 and any integral multiple of $1,000.

We reserve the right to amend or terminate the exchange offer, and not to accept for exchange any original notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified below under "Conditions to the exchange offer." We will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the original notes as promptly as practicable. If we materially change the terms of the exchange offer, we will resolicit tenders of the original notes, file a post-effective amendment to the prospectus and provide notice to the noteholders. If the change is made less than five business days before the expiration of the exchange offer, we will extend the offer so that the noteholders have at least five business days to tender or withdraw. We will notify you of any extension by means of a press release or other public announcement no later than 9:00 a.m., New York City time on that date.

Our acceptance of the tender of original notes by a tendering holder will form a binding agreement upon the terms and subject to the conditions provided in this prospectus and in the accompanying letter of transmittal.

Procedures for Tendering

Except as described below, a tendering holder must, on or prior to the expiration date:

•	transmit a properly completed and duly executed letter of transmittal, including all other documents required by the letter of transmittal, to JPMorgan Chase Bank, N.A. at the address listed below under the heading "Exchange agent"; or

•	if original notes are tendered in accordance with the book-entry procedures listed below, the tendering holder must transmit an agent's message to the exchange agent at the address listed below under the heading "Exchange agent."

In addition:

•	the exchange agent must receive, on or before the expiration date, certificates for the original notes; or

•	a timely confirmation of book-entry transfer of the original notes into the exchange agent's account at The Depository Trust Company, the book-entry transfer facility, along with the letter of transmittal or an agent's message; or

•	the holder must comply with the guaranteed delivery procedures described below.

The Depository Trust Company will be referred to as DTC in this prospectus.

The term "agent's message" means a message, transmitted to DTC and received by the exchange agent and forming a part of a book-entry transfer, that states that DTC has received an express acknowledgment that the tendering holder agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against this holder.

The method of delivery of original notes, letters of transmittal and all other required documents is at your election and risk. If the delivery is by mail, we recommend that you use registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. You should not send letters of transmittal or original notes to us.

If you are a beneficial owner whose original notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and wish to tender, you should promptly instruct the registered holder to tender on your behalf. Any registered holder that is a participant in DTC's book-entry transfer facility system may make book-entry delivery of the original notes by causing DTC to transfer the original notes into the exchange agent's account.

Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed unless the original notes surrendered for exchange are tendered:

•	by a registered holder of the original notes who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal, or

•	for the account of an "eligible institution."

If signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, the guarantees must be by an "eligible institution." An "eligible institution" is a financial institution, including most banks, savings and loan associations and brokerage houses, that is a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchanges Medallion Program.

We will determine in our sole discretion all questions as to the validity, form and eligibility of original notes tendered for exchange. This discretion extends to the determination of all questions concerning the timing of receipts and acceptance of tenders. These determinations will be final and binding.

We reserve the right to reject any particular original note not properly tendered or any which acceptance might, in our judgment or our counsel's judgment, be unlawful. We also reserve the right to waive any defects or irregularities or conditions of the exchange offer as to any particular original note either before or after the expiration date, including the right to waive the ineligibility of any tendering holder. Our interpretation of the terms and conditions of the exchange offer as to any particular original note either before or after the expiration date, including the letter of transmittal and the instructions to the letter of transmittal, shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of original notes must be cured within a reasonable period of time. Neither we, the exchange agent nor any other person will be under any duty to give notification of any defect or irregularity in any tender of original notes. Nor will we, the exchange agent or any other person incur any liability for failing to give notification of any defect or irregularity.

If the letter of transmittal is signed by a person other than the registered holder of original notes, the letter of transmittal must be accompanied by a written instrument of transfer or exchange in satisfactory form duly executed by the registered holder with the signature guaranteed by an eligible institution. The original notes must be endorsed or accompanied by appropriate powers of attorney. In either case, the original notes must be signed exactly as the name of any registered holder appears on the original notes.

If the letter of transmittal or any original notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing. Unless waived by us, proper evidence satisfactory to us of their authority to so act must be submitted.

By tendering, each holder will represent to us that, among other things,

•	the exchange notes are being acquired in the ordinary course of business of the person receiving the exchange notes, whether or not that person is the holder; and

•	neither the holder nor the other person has any arrangement or understanding with any person to participate in the distribution of the exchange notes.

In the case of a holder that is not a broker-dealer, that holder, by tendering, will also represent to us that the holder is not engaged in and does not intend to engage in a distribution of the exchange notes.

If any holder or other person is an "affiliate" of ours, as defined under Rule 405 of the Securities Act, or is engaged in, or intends to engage in, or has an arrangement or understanding with any person to participate in, a distribution of the exchange notes, that holder or other person cannot rely on the applicable interpretations of the staff of the SEC and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Each broker-dealer that receives exchange notes for its own account in exchange for original notes, where the original notes were acquired by it as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus that meets the requirements of the Securities Act in connection with any resale of the exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. See "Plan of distribution."

Acceptance of original notes for exchange; Delivery of exchange notes

Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept, promptly after the expiration date, all original notes properly tendered. We will issue the exchange notes promptly after acceptance of the original notes. See "Conditions to the exchange offer" below. For purposes of the exchange offer, we will be deemed to have accepted properly tendered original notes for exchange when, as and if we have given oral or written notice to the exchange agent, with prompt written confirmation of any oral notice.

For each original note accepted for exchange, the holder of the original note will receive an exchange note having a principal amount equal to that of the surrendered original note. The exchange notes will bear interest from the most recent date to which interest has been paid on the original notes. Accordingly, registered holders of exchange notes on the relevant record date for the first interest payment date following the completion of the exchange offer will receive interest accruing from the most recent date to which interest has been paid. Original notes accepted for exchange will cease to accrue interest from and after the date of completion of the exchange offer. Holders of original notes whose original notes are accepted for exchange will not receive any payment for accrued interest on the original notes otherwise payable on any interest payment date the record date for which occurs on or after completion of the exchange offer and will be deemed to have waived their rights to receive the accrued interest on the original notes.

In all cases, issuance of exchange notes for original notes will be made only after timely receipt by the exchange agent of:

•	certificates for the original notes, or a timely book-entry confirmation of the original notes, into the exchange agent's account at the book-entry transfer facility;

•	a properly completed and duly executed letter of transmittal; and

•	all other required documents.

Unaccepted or non-exchanged original notes will be returned without expense to the tendering holder of the original notes. In the case of original notes tendered by book-entry transfer in accordance with the book-entry procedures described below, the non-exchanged original notes will be credited to an account maintained with the book-entry transfer facility, as promptly as practicable after the expiration or termination of the exchange offer.

Book-Entry transfer

The exchange agent will make a request to establish an account for the original notes at DTC for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in DTC's systems must make book-entry delivery of original notes by causing DTC to transfer those original notes into the exchange agent's account at DTC in accordance with DTC's procedure for transfer. This participant should transmit its acceptance to DTC on or prior to the expiration date or comply with the guaranteed delivery procedures described below. DTC will verify this acceptance, execute a book-entry transfer of the tendered original notes into the exchange agent's account at DTC and then send to the exchange agent confirmation of this book-entry transfer. The confirmation of this book-entry transfer will include an agent's message confirming that DTC has received an express acknowledgment from this participant that this participant has received and agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against this participant. Delivery of exchange notes issued in the exchange offer may be effected through book-entry transfer at DTC. However, the letter of transmittal or facsimile of it or an agent's message, with any required signature guarantees and any other required documents, must, in any case be transmitted to and received by the exchange agent at the address listed below under "—Exchange agent" on or prior to the expiration date or the guaranteed delivery procedures described below must be complied with.

Guaranteed delivery procedures

If a registered holder of original notes desires to tender the original notes, and the original notes are not immediately available, or time will not permit the holder's original notes or other required documents to reach the exchange agent before the expiration date, or the procedure for book-entry transfer described above cannot be completed on a timely basis, a tender may nonetheless be made if:

•	the tender is made through an eligible institution;

•	prior to the expiration date, the exchange agent received from an eligible institution a properly completed and duly executed letter of transmittal, or a facsimile of the letter of transmittal, and notice of guaranteed delivery, substantially in the form provided by us, by facsimile transmission, mail or hand delivery,

(1)	stating the name and address of the holder of original notes and the amount of original notes tendered,

(2)	stating that the tender is being made; and

(3)	guaranteeing that within three New York Stock Exchange trading days after the expiration date, the certificates for all physically tendered original notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•	the certificates for all physically tendered original notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and all other documents required by the letter of transmittal, are received by the exchange agent within three New York Stock Exchange trading days after the expiration date.

Withdrawal rights

Tenders of original notes may be withdrawn at any time before 5:00 p.m., New York City time, on the expiration date.

For a withdrawal to be effective, the exchange agent must receive a written notice of withdrawal at the address or, in the case of eligible institutions, at the facsimile number, indicated below under "Exchange Agent" before 5:00 p.m., New York City time, on the expiration date. Any notice of withdrawal must:

•	specify the name of the person, referred to as the depositor, having tendered the original notes to be withdrawn;

•	identify the original notes to be withdrawn, including the certificate number or numbers and principal amount of the original notes;

•	contain a statement that the holder is withdrawing his election to have the original notes exchanged;

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which the original notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer to have the trustee with respect to the original notes register the transfer of the original notes in the name of the person withdrawing the tender; and

•	specify the name in which the original notes are registered, if different from that of the depositor.

If certificates for original notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of these certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and signed notice of withdrawal with signatures guaranteed by an eligible institution unless this holder is an eligible institution. If original notes have been tendered in accordance with the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn original notes. We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal. Any original notes so withdrawn will be deemed not to have been validly tendered for exchange. No exchange notes will be issued unless the original notes so withdrawn are validly re-tendered. Any original notes that have been tendered for exchange, but which are not exchanged for any reason, will be returned to the tendering holder without cost to the holder. In the case of original notes tendered by book-entry transfer, the original notes will be credited to an account maintained with the book-entry transfer facility for the original notes.

Properly withdrawn original notes may be re-tendered by following the procedures described under "Procedures for tendering" above at any time on or before 5:00 p.m., New York City time, on the expiration date.

Conditions to the exchange offer

Notwithstanding any other provision of the exchange offer, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any original notes, and may terminate or amend the exchange offer, if at any time before the acceptance of the original notes for exchange or the exchange of the exchange notes for the original notes, any of the following events occurs:

•	there is threatened, instituted or pending any action or proceeding before, or any injunction, order or decree issued by, any court or governmental agency or other governmental regulatory or administrative agency or commission:

(1)	seeking to restrain or prohibit the making or completion of the exchange offer or any other transaction contemplated by the exchange offer, or assessing or seeking any damages as a result of this transaction,

(2)	resulting in a material delay in our ability to accept for exchange or exchange some or all of the original notes in the exchange offer; or

(3)	any statute, rule, regulation, order or injunction has been sought, proposed, introduced, enacted, promulgated or deemed applicable to the exchange offer or any of the transactions contemplated by the exchange offer by any governmental authority, domestic or foreign; or

•	any action has been taken, proposed or threatened, by any governmental authority, domestic or foreign, that in our sole judgment might directly or indirectly result in any of the consequences referred to in clauses (1), (2) or (3) above or, in our sole judgment, might result in the holders of exchange notes having obligations with respect to resales and transfers of exchange notes which are greater than those described in the interpretation of the SEC referred to above, or would otherwise make it inadvisable to proceed with the exchange offer; or

•	the following has occurred:

(1)	any general suspension of or general limitation on prices for, or trading in, securities on any national securities exchange or in the over-the-counter market; or

(2)	any limitation by a governmental authority, which may adversely affect our ability to complete the transactions contemplated by the exchange offer; or

(3)	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation by any governmental agency or authority which adversely affects the extension of credit; or

(4)	a commencement of a war, armed hostilities or other similar international calamity directly or indirectly involving the United States, or, in the case of any of the preceding events existing at the time of the commencement of the exchange offer, a material acceleration or worsening of these calamities; or

•	any change, or any development involving a prospective change, has occurred or been threatened in our business, financial condition, operations or prospects and those of our subsidiaries taken as a whole that is or may be adverse to us, or we have become aware of facts that have or may have an adverse impact on the value of the original notes or the exchange notes, which in our sole judgment in any case makes it inadvisable to proceed with the exchange offer and/or with such acceptance for exchange or with such exchange.

These conditions to the exchange offer are for our sole benefit and we may assert them regardless of the circumstances giving rise to any of these conditions, or we may waive them in whole or in part in our sole discretion. If we do so, the exchange offer will remain open for at least five business days following any waiver of the preceding conditions. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right.

In addition, we will not accept for exchange any original notes tendered, and no exchange notes will be issued in exchange for any original notes, if at this time any stop order is threatened or in effect relating to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939.

Exchange agent

We have appointed JPMorgan Chase Bank, N.A. as the exchange agent for the exchange offer. You should direct all executed letters of transmittal to the exchange agent at the address indicated below. You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery to the exchange agent addressed as follows:

Delivery To: JPMorgan Chase Bank, N.A., Exchange Agent
By Regular Mail: JPMorgan Chase Bank, N.A. ITS Bond Events P.O. Box 2320 Dallas, TX 75221	By Registered or Certified Mail, or Overnight Delivery after 4:30 pm on the Expiration Date: JPMorgan Chase Bank, N.A. ITS Bond Events 2001 Bryan Street, 9th Floor Dallas, TX 75201
Attention: Frank Ivins For Information Call: (800) 275-2048
By Facsimile Transmission (for Eligible Institutions only): (214) 468-6494
Attention: Frank Ivins

All other questions should be addressed to Stena AB (publ). If you deliver the letter of transmittal to an address other than any address indicated above or transmit instructions via facsimile other than any facsimile number indicated, then your delivery or transmission will not constitute a valid delivery of the letter of transmittal.

Fees and expenses

We will not make any payment to brokers, dealers, or others soliciting acceptances of the exchange offer. The estimated cash expenses to be incurred in connection with the exchange offer will be paid by us. We estimate these expenses in the aggregate to be approximately $250,000.

Description of notes

The terms of the exchange notes to be issued in the exchange offer are identical in all material respects to the terms of the original notes, except for the transfer restrictions and registration rights relating to the original notes. Any original notes that remain outstanding after the exchange offer, together with exchange notes issued in the exchange offer, will be treated as a single class of securities under the indenture for voting purposes. The original notes were, and the exchange notes will be, issued under an Indenture, dated as of November 23, 2004 (the "Indenture"), between the Company (which for purposes of this description shall mean Stena AB, exclusive of any subsidiaries) and JPMorgan Chase Bank, N.A., as Trustee (the "Trustee"). The terms of the original notes and the exchange notes (collectively, the "Notes") include those expressly set forth in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended. A summary of certain defined terms used in the Indenture and referred to in the following summary description of the Notes is set forth under "Certain definitions."

The original notes are, and the exchange notes will be, unsecured obligations of the Company and rank pari passu in right of payment with the Company's other unsubordinated indebtedness and senior in right of payment to all subordinated indebtedness of the Company. The original notes are, and the exchange notes will be, effectively subordinated to any secured Debt of the Company to the extent of the value of the assets securing such Debt and, since the Company is a holding company, will be effectively subordinated to all existing and future liabilities of the Company's Subsidiaries (including those under the Revolving Credit Facilities).

The Notes are limited to a maximum of $250,000,000 aggregate principal amount and mature on December 1, 2016. The Notes will bear interest at the rate of 7% per annum from November 23, 2004 or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semi-annually on June 1 and December 1 of each year, commencing June 1, 2005 to the Person in whose name the Note (or any predecessor Note) is registered at the close of business on the preceding May 15 or November 15, as the case may be. Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months. Interest on overdue principal (and premium, if any) and (to the extent permitted by law) on overdue installments of interest will accrue at a rate equal to the stated rate of interest on the Notes plus 1%.

As discussed below, payment of principal of and premium, if any, and interest on, Notes represented by one or more permanent global Notes registered in the name of or held by The Depository Trust Company (the "Depository") or its nominee will be made in immediately available funds to the Depositary or its nominee, as the case may be, as the registered owner and holder of such permanent global Note or Notes. See "Book-entry; delivery and form."

Optional redemption

The Notes will be subject to redemption, at the option of the Company, in whole or in part, at any time on and after December 1, 2009 and prior to maturity, upon not less than 30 nor more than 60 days' notice mailed to each Holder of Notes to be redeemed at the address of the Holder appearing in the note register, in amounts of $1,000, or an integral multiple of $1,000, at the following redemption prices (expressed as percentages of principal amount) plus accrued interest to but excluding the redemption date (subject to the right of Holders of record on the relevant regular record date to receive interest due on an Interest Payment Date that is on or prior to the redemption date), if redeemed during the 12-month period beginning December 1 of the years indicated:

Year	Redemption price
2009	103.500%
2010	102.333%
2011	101.167%
2012 and thereafter	100.000%

If less than all the Notes are to be redeemed, the Trustee shall select, in such manner as it shall deem fair and appropriate, the particular Notes to be redeemed or any portion thereof that is an integral multiple of $1,000.

The Revolving Credit Facilities restrict the ability of the Company to optionally redeem the Notes. See "Description of other indebtedness."

No sinking fund

The Notes will not have the benefit of any sinking fund.

Optional tax redemption

The Notes may be redeemed at the option of the Company, in whole but not in part, upon not less than 30 nor more than 60 days' notice given as provided in the Indenture, at any time at a redemption price equal to the principal amount thereof plus accrued interest to the date fixed for redemption if, as a result of any change in or amendment to the laws or any regulations or rulings promulgated thereunder of the jurisdiction (or of any political subdivision or taxing authority thereof or therein) in which the Company is resident for tax purposes or any change in the official application or interpretation of such laws, regulations or rulings, or any change in the official application or interpretation of, or any execution of or amendment to, any treaty or treaties affecting taxation to which such jurisdiction (or such political subdivision or taxing authority) is a party (a "Change in Tax Law"), which becomes effective on or after the date of the Indenture, the Company is or would be required on the next succeeding Interest Payment Date to pay additional amounts with respect to the Notes as described under "Payment of additional amounts," and the payment of such additional amounts cannot be avoided by the use of any reasonable measures available to the Company.

For tax purposes, the Company believes that it is not currently resident in any jurisdiction other than the Kingdom of Sweden.

The Notes may also be redeemed at the option of the Company, in whole but not in part, upon not less than 30 nor more than 60 days' notice given as provided in the Indenture at any time at a redemption price equal to the principal amount thereof plus accrued interest to the date fixed for redemption if the Person formed by a consolidation or amalgamation of the Company or into which the Company is merged or to which the Company conveys, transfers or leases its properties and assets substantially as an entirety is required, as a consequence of such consolidation, amalgamation, merger, conveyance, transfer or lease and as a consequence of a Change in Tax Law occurring after the date of such consolidation, amalgamation, merger, conveyance, transfer or lease, to pay additional amounts (as described under "Payment of additional amounts" below) in respect of any tax, assessment or governmental charge imposed on any Holder.

The Company will also pay, or make available for payment, to Holders on the redemption date any additional amounts (as described under "Payment of additional amounts" below) resulting from the payment of such redemption price.

The Revolving Credit Facilities restrict the ability of the Company to optionally redeem the Notes (whether in the event of a Change in Tax Law or otherwise). See "Description of other indebtedness."

Payment of additional amounts

If any deduction or withholding for any present or future taxes, assessments or other governmental charges of the jurisdiction (or any political subdivision or taxing authority thereof or therein) in which the Company is organized or otherwise considered to be a resident for tax purposes, or any jurisdiction from or through which payment on the notes is made (the "Relevant Taxing Jurisdiction"), shall at any time be required by such jurisdiction (or any such political subdivision or taxing authority) in respect of any amounts to be paid by the Company under the Notes, the Company will pay to each Holder of a Note as additional interest, such additional amounts as may be necessary in order that the net amounts paid to such Holder of such Note who, with respect to any such tax, assessment or other governmental charge, is not resident in, or a citizen of, such jurisdiction, after such deduction or withholding, shall be not less than the amount specified in such Note to which such Holder is entitled; provided, however, the Company shall not be required to make any payment of additional amounts for or on account of:

(i)    Any tax, assessment or other governmental charge which would not have been imposed but for (a) the existence of any present or former connection between such Holder (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of a power over, such Holder, if such Holder is an estate, trust, partnership, limited liability company or corporation) and the Relevant Taxing Jurisdiction (including, without limitation, such Holder (or such fiduciary, settlor, beneficiary, member, shareholder or possessor) being or having been a citizen or resident thereof or being or having been present or engaged in trade or business therein or having had a permanent establishment therein), other than by the mere ownership or holding of such note or enforcement of rights thereunder or the receipt of payments in respect thereof, or (b) the presentation of a Note (where presentation is required) for payment on a date more than 30 days after (x) the date on which such payment became due and payable or (y) the date on which payment thereof is duly provided for, whichever occurs later;

(ii)    Any estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment or other governmental charge;

(iii)    Any tax, assessment or other governmental charge which is payable otherwise than by withholding from payment of (or in respect of) principal of, premium, if any, or any interest on, Notes;

(iv)    Any tax, assessment or other governmental charge that is imposed or withheld by reason of the failure to comply by the Holder or the beneficial owner of the Note with a request of the Company addressed to the Holder (a) to provide information, documents or other evidence concerning the nationality, residence or identity of the Holder or such beneficial owner or (b) to make and deliver any declaration or other similar claim (other than a claim for refund of a tax, assessment or other governmental charge withheld by the Company) or satisfy any information or reporting requirements, which, in the case of (a) or (b), is required or imposed by a statute, treaty, regulation or administrative practice of the Relevant Taxing Jurisdiction as a precondition to exemption from all or part of such tax, assessment or other governmental charge, provided that at least 30 days prior to the first payment date with respect to which such declaration is required under the applicable law, the relevant Holder at that time has been notified by the Company or any other person through which payment may be made that a declaration of non-residence or other claim or filing for exemption or reduction is required to be made; or

(v)    Any combination of items (i), (ii), (iii) and (iv) above;

nor shall additional amounts be paid with respect to any payment of the principal of, or any premium or interest on, any Note to any Holder who is a fiduciary or partnership or limited liability company or other than the sole beneficial owner of such payment to the extent such payment would be required by the laws of the Relevant Taxing Jurisdiction to be included in the income for tax purposes of a beneficiary or settlor with respect to such fiduciary or a member of such partnership, limited liability company or beneficial owner who would not have been entitled to such additional amounts had it been the Holder of such Note.

Additional amounts may also be payable in the event of certain consolidations, amalgamations, mergers or sales of assets. See "Optional tax redemption." Under Swedish law as applied and interpreted on the date of this prospectus and as more fully described in "Certain tax considerations—Swedish taxation":

(i)    The Company generally is not required to pay withholding tax in respect of the Notes held by non-residents of Sweden;

(ii)    Non-resident Holders of Notes generally will not be subject to estate duty or inheritance tax in respect of the Notes in Sweden; and

(iii)    A non-resident Holder of Notes who sells the Notes generally will not be subject to Swedish capital gains tax.

Certain Covenants

The Indenture contains, among others, the following covenants:

Limitation on consolidated debt. The Company shall not Incur any Debt unless: (a) immediately after giving effect to the Incurrence of such Debt and the receipt and application of the proceeds thereof, the Consolidated Interest Coverage Ratio for the four full fiscal quarters for which quarterly or annual financial statements are available next preceding the Incurrence of such Debt, calculated on a pro forma basis as if such Debt had been Incurred (and the receipt and application thereof had been made) at the beginning of such four full fiscal quarters, would be greater than 2 to 1; and (b) no Default or Event of Default shall have occurred and be continuing at the time of, or after giving effect to, the Incurrence of such Debt.

Notwithstanding the foregoing limitation, the Company may Incur the following Debt:

(i)    Debt pursuant to the Notes;

(ii)    Debt to finance the replacement of a Vessel owned or leased under a Capitalized Lease Obligation by the Company or any Subsidiary of the Company secured by a Lien of the type described under clause (iv) of the definition of "Permitted Liens" upon a total loss, destruction, condemnation, confiscation, requisition, seizure, forfeiture or other taking of title to or use of such Vessel (provided that such loss, destruction, condemnation, confiscation, requisition, seizure, forfeiture or other taking of title to or use of such Vessel was covered by insurance or resulted in the payment of compensation or similar payments to such Person) (collectively, a "Total Loss") in an aggregate amount up to the "Ready for Sea Cost" (as defined below) for such replacement Vessel less all compensation, damages and other payments (including insurance proceeds other than in respect of business interruption insurance, protection and indemnity insurance or other third-party liability insurance) received from any Person in connection with the Total Loss in excess of amounts actually used to repay Debt secured by the Vessel subject to the Total Loss; provided that if the Debt Incurred by the Company in financing the Vessel subject to the Total Loss is subordinated to the Notes, the Debt Incurred to finance the replacement Vessel shall be subordinated to the same degree;

(iii)    Debt under any interest rate swap, foreign currency hedge, exchange or similar agreements to the extent entered into to hedge any other Debt permitted under the Indenture or otherwise entered into in the ordinary course of business;

(iv)    Debt to renew, extend, refinance, replace or refund (herein, "refinance") any Debt permitted to be Incurred under the first paragraph hereof (including, without limitation, Debt in respect of binding commitments for Post-Delivery Financing permitted under such paragraph), any Existing Debt or any Debt permitted to be Incurred under clauses (i), (ii), (iv) and (vi) hereof; provided that the amount of such Debt does not exceed (a) except as provided in clause (b) below, the principal amount of Debt to be so refinanced (which amount shall be deemed to include the amount of any undrawn or available amounts under any committed credit or lease facility being so refinanced) or (b) in the case of the refinancing of the Post-Delivery Financing of a Vessel within 270 days after the acquisition or delivery of such Vessel pursuant to a Capitalized Lease Obligation, 100% of the Ready for Sea Cost of such Vessel, plus in either case the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the Debt refinanced or the amount of any premium reasonably determined by the Company as necessary to accomplish such refinancing by means of a tender offer or privately negotiated repurchase, plus the expenses of the Company or any of its Subsidiaries Incurred in connection with such refinancing; and provided further, that the Incurrence of Debt the proceeds of which are used to refinance Debt shall only be permitted if (x) in the case of any refinancing of Debt which is subordinated to the Notes, the refinancing Debt constitutes Subordinated Debt and (y) the refinancing Debt by its terms, or by the terms of any agreement or instrument pursuant to which such Debt is issued, has an Average Life and Stated Maturity which is equal to or greater than that of the Debt to be refinanced at the time of the Incurrence of such refinancing Debt;

(v)    Debt owed by the Company to any Subsidiary of the Company; provided that upon either (x) the transfer or other disposition by any such Subsidiary of any Debt so permitted to a Person other than the Company or a Subsidiary of the Company or (y) the issuance, sale, transfer or other disposition (other than a pledge of the shares of such Subsidiary permitted under "Limitation on liens") of shares of Capital Stock (including by consolidation or merger) of such Subsidiary to a Person other than the Company or a Subsidiary of the Company which, after giving effect thereto, results in such Subsidiary ceasing to be a Subsidiary of the Company, the provisions of this clause (v) shall no longer be applicable to such Debt and such Debt shall be deemed to have been Incurred at the time of such transfer or other disposition;

(vi)    Debt Incurred under the Revolving Credit Facilities; and

(vii)    Debt of the Company not otherwise permitted to be Incurred pursuant to clauses (i) through (vi) above, which, together with any other outstanding Debt Incurred pursuant to this clause (vii) and clause (viii) of "Limitation on debt of subsidiaries" (and any outstanding Preferred Stock issued by Subsidiaries of the Company pursuant to clause (iv) of "Limitation on preferred stock of subsidiaries") has an aggregate principal amount (and/or liquidation preference) not in excess of $100 million at any time outstanding.

For purposes of determining compliance with, and the outstanding principal amount of any particular Debt Incurred pursuant to and in compliance with, this covenant: (i) Debt permitted by this covenant need not be permitted solely by reference to one provision permitting such Debt but may be permitted in part by one such provision and in part by one or more other provisions of this covenant permitting such Debt; and (ii) the amount of Debt issued at a price that is less than the principal amount thereof will be equal to the amount of the liability in respect thereof determined in accordance with GAAP.

Accrual of interest, accrual of dividends, the accretion of accreted value, the payment of interest in the form of additional Debt and the payment of dividends in the form of additional shares of Preferred Stock or Disqualified Stock will not be deemed to be an Incurrence of Debt for purposes of this covenant.

For purposes of determining compliance with any U.S. dollar-denominated restriction on the Incurrence of Debt, the U.S. dollar-equivalent principal amount of Debt denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Debt was Incurred, in the case of term Debt, or first committed, in the case of revolving credit Debt; provided that if such Debt is Incurred to refinance other Debt denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-dominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Debt does not exceed the principal amount of such Debt being refinanced.

Limitation on debt of subsidiaries. The Company will not permit any Subsidiary of the Company to Incur any Debt except:

(i)    Debt of such Subsidiary permitted to be Incurred by the provisions (as if such provisions referred to Subsidiaries of the Company) of the Indenture described in clause (ii) or (iii) of the second paragraph of "Limitation on consolidated debt" above;

(ii)    Debt owed to the Company or a Subsidiary of the Company; provided that upon either (x) the transfer or other disposition by the Company or such Subsidiary of any Debt so permitted to a Person other than the Company or a Subsidiary of the Company or (y) the issuance, sale, transfer or other disposition (other than a pledge of the shares of such Subsidiary permitted under "Limitation on liens") of shares of Capital Stock (including by consolidation or merger) of such Subsidiary to a Person other than the Company or another such Subsidiary which, after giving effect thereto, results in such Subsidiary ceasing to be a Subsidiary of the Company, the provisions of this clause (ii) shall no longer be applicable to such Debt and such Debt shall be deemed to have been Incurred at the time of such transfer or other disposition;

(iii)    Subject to the satisfaction of the incurrence test set forth in the first paragraph of "Limitation on consolidated debt," Debt Incurred by a Person prior to the time (a) such Person became a Subsidiary of the Company, (b) such Person merges with or into or consolidates with a Subsidiary of the Company or (c) another Subsidiary of the Company merges with or into or consolidates with such Person (in a transaction in which such Person becomes a Subsidiary of the Company), which Debt was not Incurred or issued in anticipation of such transaction and was outstanding prior to such transaction;

(iv)    Subject to the satisfaction of the Incurrence test set forth in the first paragraph of "Limitation on consolidated debt," Debt of a Subsidiary of the Company secured by a Lien of the type described under clause (iv) of the definition of "Permitted Liens";

(v)    Debt to refinance Existing Debt of any Subsidiary and Debt to refinance any Debt permitted to be Incurred pursuant to clauses (i) (but only to the extent such clause (i) incorporates clause (ii) of the second paragraph of "Limitation on consolidated debt"), (iii), (iv), (v) and (vi) hereof; provided that the amount of such Debt does not exceed (a) except as provided in clause (b) below, the principal amount of Debt to be so refinanced (which amount shall be deemed to include the amount of any undrawn or available amounts under any committed credit or lease facility to be so refinanced) or (b) in the case of the refinancing of the Post-Delivery Financing of a Vessel within 270 days after the acquisition or delivery of such Vessel pursuant to a Capitalized Lease Obligation, 100% of the Ready for Sea Cost of such Vessel, plus in either case the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the Debt refinanced or the amount of any premium reasonably determined by the Company as necessary to accomplish such refinancing by means of a tender offer or privately negotiated repurchase, plus the expenses of the Company or any of its Subsidiaries Incurred in connection with such refinancing and provided that (x) such refinancing Debt shall not be used to refinance outstanding Debt or Preferred Stock of the Company and (y) such refinancing Debt by its terms, or by the terms of any agreement or instrument pursuant to which such Debt is issued, has an Average Life and Stated Maturity which is equal to or greater than that of Debt to be refinanced at the time of the Incurrence of such refinancing Debt;

(vi)    Debt Incurred under the Revolving Credit Facilities, including, without limitation Debt Incurred pursuant to guarantees made by Subsidiaries of the Company in respect of the Revolving Credit Facilities;

(vii)    Debt of any Guarantor pursuant to a Guarantee; and

(viii)    Debt of Subsidiaries of the Company not otherwise permitted to be Incurred pursuant to clauses (i) through (vii) above, which, together with (a) any other outstanding Debt Incurred pursuant to this clause (viii), (b) any outstanding Preferred Stock issued by Subsidiaries of the Company pursuant to clause (iv) of "Limitation on preferred stock of subsidiaries" and (c) any Debt of the Company Incurred pursuant to clause (vii) of the second paragraph of "Limitation on consolidated debt," has an aggregate principal amount (and/or liquidation preference) not in excess of $100 million at any time outstanding.

For purposes of determining compliance with, and the outstanding principal amount of any particular Debt Incurred pursuant to and in compliance with, this covenant: (i) Debt permitted by this covenant need not be permitted solely by reference to one provision permitting such Debt but may be permitted in part by one such provision and in part by one or more other provisions of this covenant permitting such Debt; and (ii) the amount of Debt issued at a price that is less than the principal amount thereof will be equal to the amount of the liability in respect thereof determined in accordance with GAAP.

Accrual of interest, accrual of dividends, the accretion of accreted value, the payment of interest in the form of additional Debt and the payment of dividends in the form of additional shares of Preferred Stock or Disqualified Stock will not be deemed to be an Incurrence of Debt for purposes of this covenant.

For purposes of determining compliance with any U.S. dollar-denominated restriction on the Incurrence of Debt, the U.S. dollar-equivalent principal amount of Debt denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Debt was Incurred, in the case of term Debt, or first committed, in the case of revolving credit Debt; provided that if such Debt is Incurred to refinance other Debt denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-dominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Debt does not exceed the principal amount of such Debt being refinanced.

Limitation on preferred stock of subsidiaries. The Company will not permit any of its Subsidiaries to issue, directly or indirectly, any Preferred Stock, except:

(i)    Preferred Stock of a Subsidiary of the Company issued to and held by the Company or any of its Wholly Owned Subsidiaries, provided that any subsequent issuance or transfer of any Capital Stock which results in such Wholly Owned Subsidiary ceasing to be a Wholly Owned Subsidiary of the Company or any transfer of such Preferred Stock by any such Wholly Owned Subsidiary will, in each case, be deemed an issuance of Preferred Stock;

(ii)    Preferred Stock issued by a Person prior to the time (a) such Person becomes a Subsidiary of the Company, (b) such Person merges with or into or consolidates with a Subsidiary of the Company or (c) another Subsidiary of the Company merges with or into or consolidates with such Person (in a transaction in which such Person becomes a Subsidiary of the Company), which Preferred Stock was not issued in anticipation of such transaction;

(iii)    Preferred Stock (other than Disqualified Stock) which is exchanged for Preferred Stock permitted to be outstanding pursuant to clauses (i) and (ii) above or which is used to refinance Debt (or any refinancing thereof), having a liquidation preference not to exceed the liquidation preference of the Preferred Stock in the principal amount of the Debt so refinanced; and

(iv)    Preferred Stock issued by Subsidiaries of the Company not otherwise permitted to be issued pursuant to clauses (i) through (iii) above, which, together with (a) any other Preferred Stock outstanding pursuant to this clause (iv), (b) any Debt of Subsidiaries of the Company Incurred pursuant to clause (viii) of "Limitation on debt of subsidiaries" and (c) any Debt of the Company Incurred pursuant to clause (vii) of the second paragraph of "Limitation on consolidated debt," has an aggregate liquidation preference and/or principal amount not in excess of $100 million at any time outstanding.

Limitation on restricted payments. The Company will not, and will not permit any Subsidiary of the Company to, directly or indirectly, (i) declare or pay any dividend, or make any distribution of any kind or character (whether in cash, property or securities), in respect of any class of the Company's Capital Stock to the holders thereof, excluding any dividends or distributions payable solely in shares of the Capital Stock of the Company or in options, warrants or other rights to acquire the Capital Stock of the Company, (ii) purchase, redeem, defease or otherwise acquire or retire for value (a) any Capital Stock of the Company or any Related Person of the Company or (b) any options, warrants or rights to purchase or acquire shares of Capital Stock of the Company or any Related Person of the Company or any securities convertible or exchangeable into shares of Capital Stock of the Company or any Related Person of the Company, in either case other than acquisitions of Capital Stock or options, warrants or rights to acquire such Capital Stock pursuant to clause (iii) of the definition of "Permitted Investments," (iii) make any Investment in any Affiliate or Related Person of the Company, other than the Company or a Subsidiary of the Company and other than a Person which becomes a Subsidiary of the Company as a result of such Investment, provided that this clause (iii) shall not prohibit the making of an Investment otherwise permitted under "Limitation on investments," (iv) redeem, defease, repurchase, retire or otherwise acquire or retire for value prior to any scheduled maturity, repayment or sinking fund payment, Debt of the Company which is subordinate in right of payment to the Notes, except to the extent that payment for such Debt is made from the proceeds of a simultaneous refinancing of such Debt otherwise permitted under the Indenture, or (v) declare or pay any dividend or make any distribution of any kind or character (whether in cash, property or securities) on any Capital Stock of any Subsidiary of the Company (except where the Company or any Subsidiary of the Company receives a ratable portion of such dividend or distribution) to any Person (other than the Company or any Subsidiary of the Company) or purchase, redeem or otherwise acquire or retire for value any Capital Stock of any Subsidiary of the Company held by any Person (other than the Company or any Subsidiary of the Company) (each of clauses (i) through (v) being a "Restricted Payment") if at the time thereof: (1) a Default or Event of Default shall have occurred and is continuing, or (2) upon giving effect to such Restricted Payment, the Company could not Incur at least $1 of additional Debt pursuant to the first paragraph of "Limitation on consolidated debt" above, or (3) upon giving effect to such Restricted Payment, the aggregate of all Restricted Payments, together with, (A) payments on guarantees of obligations of Affiliates or Related Persons (other than the Company or a Subsidiary of the Company) of the Company in effect on the date of the Indenture, but only to the extent such payments have not been reimbursed in accordance with the terms of the relevant guarantee or other agreement, and (B) outstanding Investments made pursuant to clause (ii) of the definition of "Permitted Investments," in either case made after the date of the Indenture, exceeds the greater of (i) the sum of (w) 50% of cumulative Consolidated Net Income of the Company (or, if cumulative Consolidated Net Income of the Company shall be negative, less 100% of such deficit) since the end of the most recent fiscal quarter of the Company ended on or prior to the date of the Indenture through the last day of the period for which quarterly or annual financial statements of the Company are available, plus (x) 100% of the aggregate net proceeds received after the date of the Indenture, including the fair value of property other than cash, from the issuance of Capital Stock (other than Disqualified Stock) of the Company and warrants, rights or options on Capital Stock (other than Disqualified Stock) of the Company and the principal amount of Debt that has been converted into Capital Stock (other than Disqualified Stock) of the Company after the date of the Indenture plus (y) $200 million, plus (z) the amount equal to the net reduction in Restricted Investments made by the Company or any of its Subsidiaries in any Person resulting from: (x) repurchases or redemptions of such Restricted Investments by such Person, proceeds realized upon the sale of such Restricted Investment to an unaffiliated purchaser, repayments of loans or advances or other transfers of assets (including by way of dividend or distribution) by such Person to the Company or any Subsidiary; or (y) the redesignation of Unrestricted Subsidiaries as Subsidiaries not to exceed, in the case of any Unrestricted Subsidiary, the amount of Investments previously made by the Company or any Subsidiary in such Unrestricted Subsidiary; which amount in each case under this clause (z) was included in the calculation of the amount of Restricted Payments; provided, however, that no amount will be included under this clause (z) to the extent it is already included in Consolidated Net Income and (ii) $200 million.

The foregoing provisions will not prohibit: (i) any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Capital Stock, Disqualified Stock or Subordinated Debt of the Company made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary or an employee stock ownership plan or similar trust to the extent such sale to an employee stock ownership plan or similar trust is financed by loans from or Guaranteed by the Company or any Subsidiary unless such loans have been repaid with cash on or prior to the date of determination); provided, however, that (a) such purchase, repurchase, redemption, defeasance, acquisition or retirement will be excluded in subsequent calculations of the amount of Restricted Payments and (b) the Net Cash Proceeds from such sale of Capital Stock will be excluded from clause (i)(w) of the preceding paragraph; (ii) any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Debt of the Company made by exchange for, or out of the proceeds of the substantially concurrent sale of, Subordinated Debt of the Company that is permitted to be Incurred pursuant to the covenant described under "Limitation on consolidated debt"; provided, however, that such purchase, repurchase, redemption, defeasance, acquisition or retirement will be excluded in subsequent calculations of the amount of Restricted Payments; (iii) any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Disqualified Stock of the Company or a Subsidiary made by exchange for or out of the proceeds of the substantially concurrent sale of Disqualified Stock of the Company or such Subsidiary, as the case may be, that, in each case, is permitted to be Incurred pursuant to the covenants described under "Limitation on consolidated debt" and "Limitation on debt of subsidiaries"; provided, however, that such purchase, repurchase, redemption, defeasance, acquisition or retirement will be excluded in subsequent calculations of the amount of Restricted Payments; and (iv) the payment of any dividend on Capital Stock of any class within 60 days after the declaration thereof if, on the date when the dividend was declared, such dividend could have been paid in accordance with the provisions of the foregoing covenant.

Under Swedish law, any shareholder of a Swedish corporation owning 10% of more of the outstanding shares has the right to demand the payment of dividends from the profits of the corporation in accordance with the Swedish Companies Act. While the Indenture cannot prevent the payment of a dividend by the Company under such circumstances, the declaration or payment by the Company of dividends in excess of the amount then permitted by the foregoing covenant would constitute a Default under the Indenture. See "Events of default."

Limitation on restrictions concerning distributions and transfers by subsidiaries. The Company will not, and will not permit any Subsidiary of the Company to, suffer to exist any consensual encumbrance or restriction on the ability of any Subsidiary of the Company: (i) to pay, directly or indirectly, dividends or make any other distributions in respect of its Capital Stock or pay any Debt or other obligation owed to the Company or any Subsidiary of the Company; (ii) to make loans or advances to the Company or any Subsidiary of the Company; or (iii) to transfer any of its property or assets to the Company or any Subsidiary of the Company. Notwithstanding the foregoing, the Company may, and may permit any Subsidiary of the Company to, suffer to exist any such encumbrance or restriction on the ability of any Subsidiary of the Company with respect to clause (i), (ii) and (iii) above if and to the extent such encumbrance or restriction is (a) pursuant to the Indenture, the 7.5% Notes Indenture or the 9 5/8% Notes Indenture, (b) pursuant to an agreement relating to any Debt Incurred by such Subsidiary of the Company prior to the date on which such Subsidiary was acquired by the Company and outstanding on such date and not Incurred in anticipation of becoming a Subsidiary of the Company, (c) pursuant to an agreement which has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary (or for the sale of any asset or assets of such Subsidiary not constituting all or substantially all of its assets if such restrictions relate only to the asset or assets being sold), provided that any such encumbrances or restrictions contained in such agreement lapse not later than one year (or, with respect to the sale of an asset or assets not constituting all or substantially all of the assets of such Subsidiary, 180 days) after the date of such agreement, (d) pursuant to an agreement effecting a refinancing of Debt Incurred pursuant to an agreement referred to in clause (a) or (b) above, provided that the provisions contained in such refinancing agreement relating to such encumbrance or restriction apply only to the Subsidiary or Subsidiaries of the Company party to, and, in the reasonable judgment of the Board of Directors of the Company or such Subsidiary, are no more restrictive to the Company or such Subsidiary in any material respect than the provisions contained in, the agreement the subject thereof, (e) in the case of clause (iii) above, an encumbrance or restriction (x) that restricts in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a mortgage, security interest, lease, license or similar contract (or the assignment or transfer of such mortgage, security interest, lease, license or similar contract) and (y) pursuant to customary provisions restricting dispositions of real property interests set forth in any reciprocal easement agreements of the Company or any Subsidiary, (f) customary provisions in joint venture agreements relating to joint ventures that are not Subsidiaries and other similar agreements entered into in the ordinary course of business, or (g) net worth provisions in leases and other agreements entered into by the Company or any Subsidiary in the ordinary course of business.

Limitation on guarantees by subsidiaries. The Company will not permit any Subsidiary of the Company, directly or indirectly, to assume, guarantee or in any other manner become liable with respect to any Debt of the Company unless (a) such Subsidiary simultaneously executes and delivers a supplemental indenture evidencing its guarantee of payment of the Notes, on a ranking in right of payment at least equal to such assumption, guarantee or liability (unless such other Debt of the Company being guaranteed is Subordinated Debt, in which case on a ranking in right of payment prior to such assumption, guarantee or liability) and (b) for as long as any of the Notes remain outstanding, such Subsidiary agrees to waive, and to not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Company or any other Subsidiary of the Company as a result of any payment by such Subsidiary under its guarantee.

Each guarantee of the Notes created pursuant to the provisions described in clause (a) of the foregoing paragraph is referred to as a "Guarantee" and the issuer of each such Guarantee is referred to as a "Guarantor." Notwithstanding the foregoing, any Guarantee by a Subsidiary of the Company of the Notes shall provide by its terms that it shall be automatically and unconditionally released and discharged upon any sale, exchange or transfer, to any Person not an Affiliate of the Company, of all of the Capital Stock owned by the Company (directly or indirectly) in, or all or substantially all the assets of, such Subsidiary, which is in compliance with the Indenture.

Limitation on liens. The Company will not, and will not permit any Subsidiary of the Company to, create or incur any Lien on or with respect to any property or assets of the Company or any such Subsidiary now owned or hereafter acquired to secure Debt of any Person without making, or causing such Subsidiary to make, effective provision for securing the Notes equally and ratably with such Debt or, in the event such Debt is subordinate in right of payment to the Notes, prior to such Debt, as to such property or assets for so long as such Debt shall be so secured. The foregoing restrictions shall not apply to Permitted Liens.

In addition to the foregoing, the Company and its Subsidiaries may incur Liens to secure any Debt without securing the Notes equally and ratably with or prior to such Debt, as applicable, if the outstanding amount of Debt secured by Liens created after the date of the Indenture and otherwise prohibited by the Indenture does not at the time of such incurrence exceed (x) 5% of Consolidated Tangible Assets minus (y) the lesser of (1) the Fair Market Value of the Related Collateral and/or other property granted as additional security pursuant to clause (xiv) of the definition of "Permitted Liens" and subject to Liens at such time and (2) the maximum amount of Debt secured at such time or thereafter by such additional collateral set forth in a written security or other agreement at such time or thereafter with respect to such additional collateral.

Limitation on investments. The Company shall not, and shall not permit any of its Subsidiaries to, make any Investment in any Person (other than the Company, any Subsidiary of the Company or any Person which, after giving effect to such Investment, would become a Subsidiary of the Company) except Permitted Investments.

Maintenance of properties and insurance. The Company will, and will cause its Subsidiaries to, in accordance with customary industry practice, maintain or cause to be maintained in good repair, working order and condition all Vessels and properties used or useful in their businesses;

provided, however, that neither the Company nor its Subsidiaries shall be prevented from discontinuing those operations or suspending the maintenance of those Vessels or properties which, in the reasonable judgment of the Company or a Subsidiary of the Company (as the case may be), are no longer necessary or useful in the conduct of the Company's or such Subsidiary's business.

For so long as any Vessel or other property, in the reasonable judgment of the Company or the Subsidiary owning such Vessel or other property, is deemed to be useful to the conduct of the business of the Company or the Subsidiary owning such Vessel or other property, the Company will, or will cause its Subsidiaries to, maintain appropriate insurance, in accordance with customary industry practice, on such Vessels or properties.

Limitation on certain asset dispositions. The Company will not, and will not permit any Subsidiary of the Company to, make any Asset Disposition in one or more related transactions by the Company or a Subsidiary of the Company unless: (i) the Company or the Subsidiary, as the case may be, receives consideration for such disposition at least equal to the Fair Market Value for the shares or assets sold or disposed of as determined by the Board of Directors of the Company or such Subsidiary in good faith; (ii) (w) at least 75% of the consideration for such disposition consists of cash or Cash Equivalents, provided that any promissory note (or other evidence of indebtedness) received by the Company or such Subsidiary that is immediately converted into cash or Cash Equivalents shall be deemed to be cash for purposes of this provision to the extent of the cash or Cash Equivalents actually received upon such conversion; (x) in the case of an Asset Disposition relating to a Vessel or Vessels, a promissory note (or other evidence of indebtedness) issued by the purchaser of the asset sold or disposed of and secured by a first perfected security interest in such asset (provided such security interest remains in full force and perfected, or is replaced by a bank guarantee, letter of credit or cash collateral, until all obligations arising under such promissory note (or other evidence of indebtedness) are paid in full), a bank guarantee, a letter of credit or cash collateral; (y) the assumption of Debt (which, for purposes of the calculation of the consideration received pursuant to the Asset Disposition, shall be valued at the principal amount so assumed) of the Company or such Subsidiary or other obligations relating to such assets and release from all liability on such Debt or other obligations assumed, and (z) in the case of an Asset Disposition relating to a Vessel or Vessels, notes received in consideration for such disposition, provided, that at no time shall there be, in the aggregate, more than $25 million of notes received under this clause (z) outstanding (exclusive of notes complying with the requirements of clauses (w) or (x) above); and (iii) no Default or Event of Default shall have occurred and be continuing at the time of, or after giving effect to, such Asset Disposition.

The Net Available Proceeds of any Asset Disposition shall be applied by the Company or any Subsidiary of the Company within 360 days after such Asset Disposition (a) first, to repay permanently any outstanding Debt of (i) the Company that ranks senior to or pari passu with the Notes or (ii) any Subsidiary of the Company that does not constitute Subordinated Debt, in each case as required by the terms thereof, and (b) second, to the extent of any then remaining Net Available Proceeds and to the extent the Company or such Subsidiary so elects, (1) to the prepayment of Debt of (x) the Company that ranks senior to or pari passu with the Notes or (y) any Subsidiary of the Company that does not constitute Subordinated Debt and/or (2) to an investment (which shall be deemed to include entering into a legally binding agreement, subject to customary conditions, to invest) in assets, other than Cash Assets, that will be used in the business of the Company and its Subsidiaries provided that the Company or any Subsidiary of the Company may deem that the amount of any prior investment (including, without limitation, any payments made in respect of Vessel Construction Contracts) made in connection with the delivery or acquisition of any Vessel, equal to the difference between the Ready for Sea Cost of such Vessel and the aggregate Debt Incurred to finance the purchase of such Vessel (or related assets) occurring within one year prior to such Asset Disposition, shall be considered an investment made with the Net Available Proceeds of such Asset Disposition. If any legally binding agreement to invest any Net Available Proceeds is terminated, then the Company, or any Subsidiary of the Company, may invest such Net Available Proceeds, prior to the end of the one-year period after such Asset Disposition or six months from such termination, whichever is later, in the business of the Company and Subsidiaries of the Company as provided above. The amount of such Net Available Proceeds neither used to repay or prepay Debt nor used or invested (or deemed used or invested) as set forth in the preceding sentences constitutes "Excess Proceeds." Pending the final application of any such Net Available Proceeds in accordance with clause (x) or clause (y) in the preceding paragraph, the Company and its Subsidiaries may temporarily reduce Debt or otherwise invest such Net Available Proceeds in any manner not prohibited by the Indenture.

If at any time the aggregate amount of Excess Proceeds not previously applied pursuant to this paragraph equals $30 million or more (after giving effect to the consummation of offers to purchase required under the 9 5/8% Notes Indenture and the 7.5% Notes Indenture), the Company shall apply such Excess Proceeds (x) first, to make an Offer to Purchase Outstanding Notes at 100% of their principal amount plus accrued interest to the date of purchase with such Excess Proceeds, (y) second, to the extent of any remaining Excess Proceeds following the completion of the Offer to Purchase, to the repayment of other Debt (other than Subordinated Debt) of the Company and its Subsidiaries to the extent permitted by the agreements governing such Debt and (z) third, to the extent of any then remaining Excess Proceeds, for general corporate purposes of the Company and its Subsidiaries.

This covenant will not apply to a transaction consummated in compliance with the provisions of the Indenture described under "Limitations on mergers, consolidations and certain sales and purchases of assets" below.

In the event that the Company makes an Offer to Purchase the Notes, the Company intends to comply with any applicable securities laws and regulations, including any applicable requirements of Section 14(e) of, and Rule 14e-1 under, the Exchange Act.

Limitation on sale and leaseback transactions. The Company will not, and will not permit any Subsidiary of the Company to, enter into any Sale and Leaseback Transaction unless either: (i) in the case of a Sale and Leaseback Transaction effected pursuant to a Capitalized Lease Obligation (or any similar obligation which is classified and accounted for as a liability on the consolidated balance sheet of the Company), (x) the Incurrence of Debt pursuant to such transaction would be permitted by the provisions of "Limitation on consolidated debt" or "Limitation on debt of subsidiaries" and (y) the Company or such Subsidiary would be entitled to Incur a Lien to secure such Debt in accordance with the provisions of "Limitation on liens" without securing the Notes; or (ii) the gross proceeds of such Sale and Leaseback Transaction are at least equal to the fair value (as determined in good faith by the Board of Directors of the Company or such Subsidiary) of the property and the Company or any Subsidiary of the Company applies or commits to apply within 180 days (or, with respect to clause (b) below, within one year) after such Sale and Leaseback Transaction an amount equal to the Net Available Proceeds of the property sold pursuant to the Sale and Leaseback Transaction to either (a) the repayment of outstanding Debt of (1) the Company that ranks senior to or pari passu with the Notes or (2) any Subsidiary of the Company that does not constitute Subordinated Debt, in each case to the extent required by the terms thereof or, in lieu thereof, either to the redemption of the Notes (if the Notes are then redeemable) or to the repayment of other Debt (other than Subordinated Debt) of the Company and its Subsidiaries or (b) to an investment (which shall be deemed to include entering into a legally binding agreement, subject to customary conditions, to invest) in assets, other than Cash Assets, that will be used in the business of the Company and its Subsidiaries provided that the Company or any Subsidiary of the Company may deem that the amount of any prior investment (including, without limitation, any payments made in respect of Vessel Construction Contracts) made in connection with the delivery or acquisition of any Vessel, equal to the difference between the Ready for Sea Cost of such Vessel and the aggregate Debt Incurred to finance the purchase of such Vessel (or related assets) occurring within one year prior to such Sale and Leaseback Transaction, shall be considered an investment made with the Net Available Proceeds of such Sale and Leaseback Transaction. If any legally binding agreement to invest any Net Available Proceeds is terminated, then the Company, or any Subsidiary of the Company, may invest such Net Available Proceeds, prior to the end of the one-year period after such Sale and

Leaseback Transaction or six months from such termination, whichever is later, in the business of the Company and its Subsidiaries as provided above.

Limitation on issuance and sale of capital stock of wholly owned subsidiaries.    Subject to the provisions of the Indenture described under "Limitations on mergers, consolidations and certain sales and purchases of assets" (if applicable), the Company will not, and will not permit any Wholly Owned Subsidiary of the Company to, transfer, convey, sell, issue, lease or otherwise dispose of any shares of Capital Stock (other than directors' qualifying shares and other than pledges permitted under "Limitation on liens") of such Wholly Owned Subsidiary or any other Wholly Owned Subsidiary (other than to the Company or a Subsidiary of the Company) except to the extent, and subject to the conditions under which, the Company or such Wholly Owned Subsidiary could have transferred, conveyed, sold, issued or otherwise disposed of such shares or other ownership interests pursuant to the provisions of the Indenture described above under "Limitation on certain asset dispositions," including the provisions thereof relating to the application of the Net Available Proceeds therefrom.

Limitation on transactions with affiliates and related persons. The Company will not, and will not permit any Subsidiary of the Company to, enter into any transaction not in the ordinary course of business with an Affiliate or Related Person of the Company (other than the Company or a Subsidiary of the Company), including, without limitation, the purchase, sale, lease or exchange of property, the rendering of any service, or the making of any loan, advance or Investment, either directly or indirectly, involving aggregate consideration in excess of $10 million in respect of any single transaction or series of related transactions unless: (i) such transaction is, in the reasonable opinion of the Board of Directors of the Company or such Subsidiary, on terms no less favorable to the Company or such Subsidiary than those that could be obtained in a comparable arm's-length transaction with an entity that is not an Affiliate or a Related Person; and (ii) in the event that the aggregate consideration is in excess of $25 million, either (x) an investment banking firm of national reputation in the United States shall have delivered its letter to the Board of Directors of the Company or such Subsidiary confirming the matters described in clause (i) above or (y) in the case of the purchase or sale of a Vessel, three Independent Appraisers shall have submitted determinations of the Appraised Value of such Vessel as of the date of such appraisal to the Company or such Subsidiary, and the value received (in the case of a sale) or paid (in the case of a purchase) by the Company or such Subsidiary shall not be materially lower (in the case of sale) or materially higher (in the case of a purchase) than the average of the Appraised Values assigned to such Vessel by such Independent Appraisers, provided that this clause (ii) shall not apply to Vessel charter arrangements between the Company or any of its Subsidiaries and their Affiliates and Related Persons if such arrangements are no less favorable to the Company or such Subsidiary than those that could be obtained in a comparable arm's-length transaction with an entity that is not an Affiliate or Related Person, in each case as determined in good faith by the Board of Directors of the Company or such Subsidiary; and provided further that the foregoing covenant shall not prohibit any transactions contemplated by the allocation agreement currently in place with Concordia. Notwithstanding the foregoing, the Company may, and may permit any Subsidiary of the Company to make any Restricted Payment consisting of a dividend or a distribution permitted to be made pursuant to the covenant described under "Limitation on restricted payments."

Change of control. Upon the occurrence of a Change of Control, the Company will be required to make an Offer to Purchase all Outstanding Notes at a purchase price equal to 101% of their principal amount plus accrued interest, if any, to the date of purchase. Neither the Company nor the Trustee may waive this obligation.

"Change of Control" shall mean each and every issue, sale or other disposition of shares of Capital Stock of the Company (including, without limitation, pursuant to a merger or consolidation permitted under the Indenture) which results in any Person or Group (other than (A)(1) Sten Allan Olsson, (2) the descendants of Sten Allan Olsson, (3) the estates or legal representatives of the Persons named in clauses (1) and (2), and (4) trusts created for the benefit of the Persons named in clauses (1) and (2) (the "Permitted Shareholder Group"), or (B) a Group

which consists of or is under the general control and direction of the Permitted Shareholder Group or any member or members thereof), beneficially owning or controlling, directly or indirectly, more than 50% (by number of votes) of the Voting Stock of the Company.

As used herein, the term "Group" shall mean any Persons constituting a "group" for the purposes of Section 13(d) of the Exchange Act or any successor provision.

There can be no assurance that the Company will have adequate resources to repurchase or refinance all obligations under the Notes in the event of a Change of Control. The failure of the Company following a Change of Control (or as required under "Limitation on certain asset dispositions") to make or consummate an Offer to Purchase the Notes would constitute an Event of Default. In such an event, the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Notes may accelerate the maturity of all of the Notes. See "Events of default."

The occurrence of the events constituting a Change of Control with respect to the Notes would give the lenders under the Revolving Credit Facilities the right to require repayment of the borrowings thereunder in full. Moreover, the change of control provisions in the Revolving Credit Facilities would be violated prior to the occurrence of a Change of Control applicable to the Notes. Under the Revolving Credit Facilities, a change of control would be triggered if certain members of the Permitted Shareholder Group beneficially owned less than 75% of the Company as well as under any of the circumstances constituting a Change of Control under the Indenture. As such, the occurrence of a change of control with respect to the Revolving Credit Facilities may not result in a Change of Control with respect to the Notes. Because the Notes will be effectively subordinated to borrowings under the Revolving Credit Facilities and because such indebtedness is secured by a significant number of the Company's vessels and drilling rigs, the ability of the Company to repay amounts owing under the Notes in such event may be materially adversely affected. See "Risk Factors--Because Stena AB is a holding company, repayment of our indebtedness, including the notes, is dependent on cash flow generated by our subsidiaries" and "--We may be unable to purchase the notes upon a change of control" and "Description of other indebtedness."

The provisions of the Indenture may not afford Holders protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction involving the Company that may adversely affect Holders, if such transaction is not the type of transaction included within the definition of a Change of Control. A transaction involving the Company's management or its affiliates, or a transaction involving a recapitalization of the Company, will result in a Change of Control only if it is the type of transaction specified by such definition.

In the event that the Company makes an Offer to Purchase the Notes, the Company intends to comply with any applicable securities laws and regulations, including any applicable requirements of Section 14(e) of, and Rule 14e-1 under, the Exchange Act.

Limitation on unrestricted subsidiaries. The Company will not permit any Unrestricted Subsidiary to Incur any Debt other than Non-Recourse Debt. The Company will not, and will not permit any of its Subsidiaries to, become directly or indirectly liable (whether pursuant to a guarantee or otherwise) in respect of any Debt or other contractual obligation of any Unrestricted Subsidiary. The Company will not, and will not permit any Subsidiary of the Company to, incur any obligation (i) to, or for the benefit (directly or indirectly) of, any creditor of any Unrestricted Subsidiary to subscribe for additional shares of Capital Stock or other equity interests of any Unrestricted Subsidiary or (ii) to maintain or preserve any Unrestricted Subsidiary's financial condition or to cause such Unrestricted Subsidiary to achieve certain levels of operating results. Neither the Company nor any of its Subsidiaries will sell, lease, convey or otherwise transfer to any Unrestricted Subsidiary any assets which are essential to the operations of the Company and its Subsidiaries, taken as a whole, and the Company will not permit any Unrestricted Subsidiary to acquire any such essential assets.

Requirements regarding the provision of financial information. Whether or not the Company is required to be subject to Section 13(a) or 15(d) of the Exchange Act, or any successor provision thereto, the Company shall, for so long as any of the Notes remain outstanding, file with the Commission and the Trustee (i) the annual reports and other documents and reports which the Company would have been required to file with (and in such form as is required by) the Commission pursuant to such Section 13(a) or 15(d) or any successor provision thereto if the Company were so required, such documents to be filed with the Commission on or prior to the respective dates (the "Required filing dates") by which the Company would have been required so to file such documents if the Company were so required and (ii) an English translation of the unaudited quarterly consolidated financial statements of the Company (the "Quarterly Financial Statements") for each of the first three fiscal quarters of its fiscal year, in each case as soon as practicable after the close of the relevant quarter (each such date, a "Quarterly Filing Date"). The Company shall also in any event (a) within 15 days of each Required Filing Date or Quarterly Filing Date, as applicable, request that the Trustee transmit such documents by mail to all Holders, as their names and addresses appear in the note register, without cost to such Holders, and (b) if filing such documents by the Company with the Commission is not permitted under the Exchange Act, promptly upon written request supply copies of such documents to any prospective Holder.

Limitation on mergers, consolidations and certain sales and purchases of assets. The Company (i) will not consolidate with or merge into any other Person or permit any other Person (other than a Subsidiary of the Company in a transaction in which the Company survives) to consolidate with or merge into the Company or any Subsidiary of the Company (in a transaction in which such Subsidiary remains a Subsidiary of the Company); (ii) will not, directly or indirectly, transfer, convey, sell, lease or otherwise dispose of all or substantially all of its assets; (iii) will not, and will not permit any Subsidiary of the Company to, directly or indirectly, acquire Capital Stock of any other Person such that such Person becomes a Subsidiary of the Company; and (iv) will not, and will not permit any Subsidiary of the Company to, directly or indirectly, purchase, lease or otherwise acquire (x) all or substantially all of the property and assets (unless such property and assets consist solely of Vessels and related assets) of any Person (other than a Subsidiary of the Company) or (y) any existing business (whether existing as a separate entity, subsidiary, division, unit or otherwise) of any Person (other than a Subsidiary of the Company) unless: (1) in a transaction in which the Company does not survive, the Person formed by such consolidation or into which the Company is merged or to which all or substantially all of the properties and assets of the Company, substantially as an entirety are transferred (the "Successor Entity") (if other than the Company) shall be a company or corporation duly organized under the laws of the Kingdom of Sweden or the laws of the United States of America, any state thereof or the District of Columbia and shall, in either case, expressly assume, by a supplemental indenture executed and delivered to the Trustee in form satisfactory to it, all of the obligations of the Company under the Notes and the Indenture and the Indenture shall remain in full force and effect; (2) immediately before and after giving effect to such transaction and treating any Debt which becomes an obligation of the Company or a Subsidiary of the Company as a result of such transaction as having been Incurred by the Company or such Subsidiary at the time of the transaction, no Default or Event of Default shall have occurred and be continuing; (3) immediately after giving effect to such transaction, the Consolidated Net Worth of the Company or the Successor Entity is equal to or greater than that of the Company immediately prior to the transaction; (4) immediately after giving effect to such transaction, the Company or the Successor Entity could Incur at least $1 of additional Debt pursuant to the provisions of the Indenture described under the first paragraph of "Limitation on consolidated debt" above; (5) if, as a result of any such transaction, property or assets of the Company or any Subsidiary of the Company would become subject to a Lien prohibited by the provisions of the Indenture described under "Limitation on liens" above, the Company or the Successor Entity shall have secured the Notes as required by said covenant; (6) the Successor Entity formed by such transaction (if such Person is duly organized and validly existing under the laws of a jurisdiction other than the United States of America, any State thereof or the District of Columbia) agrees to indemnify the Holder of each Note against (a) any tax, assessment or governmental charge imposed on any such Holder or required to be withheld or deducted from any payment to such Holder as a consequence of such transaction and (b) any costs or expenses arising out of the consummation of such transaction; and (7) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each in the form required by the Indenture.

Suspended covenants

During any period when the notes have an Investment Grade Rating from both Rating Agencies and no Event of Default has occurred and is continuing under the Indenture, we and our Subsidiaries will not be subject to the provisions of the Indenture described above under the following headings under the caption "Certain Covenants":

•	"Limitation on consolidated debt"

•	"Limitation on debt of subsidiaries"

•	"Limitation on preferred stock of subsidiaries"

•	"Limitation on restricted payments"

•	"Limitation on restrictions concerning distributions and transfers by subsidiaries"

•	"Limitation on investments"

•	"Limitation on certain asset dispositions"

•	"Limitation on sale and leaseback transactions"

•	"Limitation on issuance and sale of capital stock of wholly owned subsidiaries"

•	"Limitation on transactions with affiliates and related persons"

•	"Limitation on unrestricted subsidiaries"

•	"Limitation on mergers, consolidations and certain sales and purchases of assets"

collectively, the "Suspended Covenants"); provided, however, that all other provisions of the Indenture, including those described above under the following headings:

•	"Change of control"

•	"Limitation on guarantees by subsidiaries"

•	"Limitation on liens"

•	"Maintenance of properties and insurance"

•	"Requirements regarding the provision of financial information"

shall not be so suspended; and provided further, that if we and our Subsidiaries are not subject to the Suspended Covenants for any period of time as a result of the preceding portion of this sentence and, subsequently, either of the Rating Agencies withdraws its ratings or downgrades the ratings assigned to the notes below the Investment Grade Ratings so that the notes do not have an Investment Grade Rating from both Rating Agencies, or an Event of Default (other than with respect to the Suspended Covenants) occurs and is continuing, we and our Subsidiaries will thereafter again be subject to the Suspended Covenants, subject to the terms, conditions and obligations set forth in the Indenture (each such date of reinstatement being the "Reinstatement Date"). Compliance with the Suspended Covenants with respect to Restricted Payments made after the Reinstatement Date will be calculated in accordance with the terms of the covenant described under "Limitation on restricted payments" as though such covenants had been in effect during the entire period of time from which the notes are issued provided that no default will be deemed to have occurred solely by reason of a Restricted Payment made while that covenant was suspended. As a result, during any period in which we and our Subsidiaries are not subject to the Suspended Covenants, the notes will be entitled to substantially reduced covenant protection. There can be no assurance that the Notes will ever achieve an investment grade rating or that any such rating will be maintained.

Defeasance

The Indenture will provide that (a) if applicable, the Company will be discharged from any and all obligations in respect of the Outstanding Notes (including any obligations in respect of Liens then securing the Notes) or (b) if applicable, the Company may omit to comply with certain restrictive covenants, and that such omission shall not be deemed to be an Event of Default under the Indenture and the Notes, in either case (a) or (b) upon irrevocable deposit with the Trustee, in trust, of money and/or U.S. government obligations which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent certified accountants to pay the principal of and premium, if any, and each installment of interest, if any, on the Outstanding Notes. With respect to clause (b), the obligations under the Indenture other than with respect to such covenants and the Event of Default other than the Event of Default relating to such covenants shall remain in full force and effect. Such trust may only be established if, among other things (i) with respect to clause (a), the Company has delivered to the Trustee an Opinion of Counsel from United States counsel stating that the Company has received from, or there has been published by, the Internal Revenue Service a ruling or since the date of the Indenture there has been a change in the applicable federal income tax law, and, in either case, based thereon such Opinion of Counsel confirms that Holders will not recognize gain or loss for United States federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to United States federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred; or, with respect to clause (b), the Company has delivered to the Trustee an Opinion of Counsel from United States counsel to the effect that the Holders will not recognize gain or loss for United States federal income tax purposes as a result of such deposit and defeasance and will be subject to United States federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred; (ii) no Default or Event of Default shall have occurred or be continuing; (iii) the Company has delivered to the Trustee an Opinion of Counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the Investment Company Act of 1940, as amended; (iv) the Company has delivered to the Trustee an Opinion of Counsel from Swedish counsel providing that as a result of such defeasance, Holders will be subject to Swedish tax on the same amount, in the same manner and at the same times as would have been the case if such defeasance had not occurred and that Holders will not recognize gain or loss for Swedish tax purposes as a result of the defeasance; and (v) certain other customary conditions precedent are satisfied.

Certain definitions

Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

"Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. "Affiliates" of the Company or any Subsidiary of the Company include, without limitation, any Subsidiary of the Company (other than a Wholly Owned Subsidiary of the Company) and any Unrestricted Subsidiary. Neither the Company nor any Wholly Owned Subsidiary of the Company shall be deemed an "Affiliate" of the Company or any Wholly Owned Subsidiary of the Company.

"Appraised Value" means the fair market sale value as of a specified date of a Vessel that would be obtained in an arm's-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined by an Independent Appraiser. The Appraised Value of any tanker shall be determined free of any charters with respect to such Vessel.

"Asset Disposition" by any Person means any transfer, conveyance, sale (including any installment sale or similar arrangement but excluding any sale pursuant to a Sale and Leaseback Transaction),

lease (other than pursuant to a charter or operating lease of a Vessel in the ordinary course of business) or other disposition by such Person or any of its Subsidiaries (including a consolidation or merger or other sale of any such Subsidiary with, into or to another Person in a transaction in which such Subsidiary ceases to be a Subsidiary, but excluding a disposition (i) by a Subsidiary of such Person to such Person or a Subsidiary of such Person, (ii) by such Person (if such Person is the Company) to a Wholly Owned Subsidiary of such Person, or (iii) by such Person (if such Person is a Subsidiary of the Company) to a Subsidiary of the Company) (collectively, a "transfer") of (i) shares of Capital Stock (other than directors' qualifying shares and other than pledges permitted under "Limitation on Liens") or other ownership interests of a Subsidiary of such Person, (ii) all or substantially all of the assets representing a division or line of business of such Person or any of its Subsidiaries, (iii) a Vessel or (iv) other assets or rights of such Person or any of its Subsidiaries outside of the ordinary course of business. Solely for purposes of the provisions of "Limitation on certain asset dispositions," the term "Asset Disposition" shall not include: (a) any transfers of properties or assets which in the aggregate do not exceed $5 million in any fiscal year of the Company, (b) any transfer of any properties or assets to an Unrestricted Subsidiary permitted to be made under the provisions described under "Limitation on investments" and "Limitation on unrestricted subsidiaries," (c) the exchange of Capital Stock of a Person for Capital Stock of a different class of such Person ranking at least pari passu with the Capital Stock being so exchanged as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, provided that the Fair Market Value of the shares received in such exchange is not less than that of the Capital Stock to be surrendered in such exchange and (d) any sale or transfer pursuant to an arrangement with any lessor, lender, obligee or investor or to which such lessor, lender, obligee or investor is a party providing for the leasing or renting by such Person of any property or asset of such Person which has been or is being sold or transferred by such Person 270 days or less after the acquisition thereof, to such lessor, lender, obligee or investor or to any Person to whom funds have been or are to be advanced by such lessor, lender, obligee or investor on the security of such property or asset.

"Average Life" means as of the date of determination with respect to any Debt or other securities or like instruments, the quotient obtained by dividing (i) the sum of the products of the number of years from the date of determination to the dates of each successive scheduled principal payment of each such Debt, securities or instruments multiplied by the amount of such principal payment by (ii) the sum of all such principal payments.

"Board of Directors" means either the board of directors of the Company or any Subsidiary of the Company (as the context so indicates) or any duly authorized committee of that board.

"Capitalized Lease Obligation" of any Person means (i) the obligation to pay rent or other payment amounts under a lease of (or other Debt arrangements conveying the right to use) real or personal property of such Person which is, or is required to be, classified and accounted for as a capitalized lease or a liability on the face of a balance sheet of such Person in accordance with GAAP or (ii) the obligation to pay interest, principal, rent or other payment amounts under a financing arrangement pursuant to a Sale and Leaseback Transaction of real or personal property of such Person which is, or is required to be, classified and accounted for as a "financing" or "financing obligation-sale leaseback" or other liability on the face of a balance sheet of such Person in accordance with GAAP. The Stated Maturity of any such obligation or arrangement shall be the date of the last scheduled payment of rent or any other amount due under such lease or financing arrangement prior to the first date upon which such lease or financing arrangement may be terminated by the lessee or obligor without payment of a penalty.

"Capital Stock" of any Person means any and all shares, interests, participation or other equivalents (however designated) of corporate stock of such Person.

"Cash Assets" means cash and/or Cash Equivalents, except to the extent such cash or Cash Equivalents are used to cash collateralize or otherwise secure any Capitalized Lease Obligation.

"Cash Equivalents" means (i) any security issued directly or fully guaranteed or insured by the United States, the Kingdom of Sweden or any OECD government whose securities are readily marketable in London, Frankfurt, Paris or New York City, or any agency or instrumentality thereof, (ii) other readily marketable securities having a rating of at least A from Standard & Poor's Ratings Group or Moody's Investors Service, Inc., (iii) any Eurodollar time deposit, overnight deposit, certificate of deposit or bankers' acceptance, issued by, or time deposit of, a commercial banking institution which has, on a combined basis, capital, surplus and undivided profits of not less than $250,000,000 and has a Moody's Bank Credit Service rating for short-term bank deposits of at least P-2 (or such similar equivalent rating by a nationally recognized statistical rating organization as defined in Rule 436 under the Securities Act), (iv) repurchase obligations with a term of not more than 90 days for underlying securities of the types described in clause (i) above entered into with any commercial banking institution meeting the qualifications specified in clause (iii) above, (v) short-term commercial paper issued by any Person, having one of the top two investment ratings from either Standard & Poor's Ratings Group or Moody's Investors Service, Inc., (vi) investments in money market funds substantially all of whose assets are comprised of securities of the types described in clauses (i) through (v) above and (vii) deposits which are unrestricted as to withdrawal with commercial banking institutions meeting the criteria set forth in clause (iii) above.

"Common Stock" of any Person means Capital Stock of such Person that does not rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Capital Stock of any other class of such Person.

"Consolidated Cash Flow" of any Person means for any period (i) (a) the Consolidated Operating Income for such period increased by the sum of (without duplication) (x) dividends or other distributions actually paid in cash or Cash Equivalents to such Person by any other Person who is not a Subsidiary of such Person, but only to the extent such dividends or other distributions are paid in respect of securities classified under "investments in affiliated companies" on the balance sheet of such Person, plus (y) consolidated interest income earned by such Person during such period plus (z) to the extent deducted from consolidated revenues in determining Consolidated Operating Income for such period and without duplication, consolidated depreciation and amortization expenses included in the income statement of such Person for such period and other consolidated non-cash charges included in the income statement of such Person for such period, minus (b) the aggregate gain on the disposition of a Vessel or Vessels included in Consolidated Operating Income for such period, plus (ii) the aggregate gain on the disposition of a Vessel or Vessels for such period, but only to the extent such amount does not exceed 25% of the amount calculated pursuant to clause (i) above.

"Consolidated Interest Coverage Ratio" of any Person means for any period the ratio of (i) Consolidated Cash Flow of such Person for such period to (ii) the sum of (a) Consolidated Interest Expense of such Person for such period, plus (b) the annual interest expense (including the amortization of debt discount) with respect to any Debt proposed to be Incurred by such Person or its Subsidiaries, plus (c) the annual interest expense, (including the amortization of debt discount) with respect to any other Debt Incurred by such Person or its Subsidiaries since the end of such period to the extent not included in clause (ii)(a) minus (d) Consolidated Interest Expense of such Person to the extent included in clause (ii)(a) with respect to any Debt that will no longer be outstanding as a result of the Incurrence of the Debt proposed to be Incurred; provided that in making such computation, the Consolidated Interest Expense of such Person attributable to interest on any Debt bearing a floating interest rate shall be computed on a pro forma basis as if the rate in effect on the date of computation had been the applicable rate for the entire period; and provided further that, in the event such Person or its Subsidiaries has made Asset Dispositions or acquisitions of assets not in the ordinary course of business or of any Vessel (including acquisitions of other Persons or Vessels by merger, consolidation or purchase of Capital Stock) during or after such period, such computation shall be made on a pro forma basis as if the Asset Dispositions or acquisitions had taken place on the first day of such period. In the case of the

Post-Delivery Financing of a Vessel or Vessels (or the financing of the acquisition of a Single-Purpose Vessel-Owning Subsidiary) by the Company or any of its Subsidiaries, the computation of Consolidated Cash Flow for purposes of calculating the Consolidated Interest Coverage Ratio shall be increased by (x) the pro forma annual earnings (losses) for such period pursuant to any binding charter, lease or like arrangement which will be applicable to any such Vessel (including a Vessel owned by any such Single-Purpose Vessel-Owning Subsidiary) for at least one year after the date of delivery of such Vessel to the Company or any of its Subsidiaries or (y) with respect to any such Vessel not subject to such an arrangement, the earnings (losses) for such period of the most comparable Vessel of the Company or any of its Subsidiaries (as determined in the reasonable judgment of the Board of Directors of the Company), or, if the Company or any of its Subsidiaries do not have a comparable Vessel, based on industry average earnings for comparable Vessels (as determined in the reasonable judgment of the Board of Directors of the Company) during such period.

"Consolidated Interest Expense" for any Person means for any period the consolidated interest expense included in a consolidated income statement (without deduction of interest income) of such Person for such period calculated on a consolidated basis in accordance with GAAP, including, without limitation or duplication (or, to the extent not so included, with the addition of): (i) the amortization of Debt discounts; (ii) any commissions, discounts and other fees and charges with respect to letters of credit, bankers' acceptances, payment guarantees or similar facilities; (iii) fees with respect to interest rate swap or similar agreements or foreign currency hedge, exchange or similar agreements; (iv) Preferred Stock dividends declared and payable in cash; (v) the interest portion of Capitalized Lease Obligations and other deferred payment obligations; (vi) interest actually paid in respect of any guarantee of Debt or other obligation of any other Person (other than a consolidated Subsidiary of such Person); and (vii) all non-cash interest payments.

"Consolidated Net Income" of any Person means for any period the consolidated net income (or loss) of such Person for such period determined on a consolidated basis in accordance with GAAP, adjusted to the extent included in such consolidated net income by excluding (without duplication) (i) the net income (or loss) of any Person acquired by such Person or a Subsidiary of such Person in a pooling-of-interests transaction for any period prior to the date of such transaction, (ii) the portion of net income (or loss) of any Consolidated Subsidiary allocable to minority interests, (iii) the net income (but not net loss) of any Subsidiary of such Person which is subject to restrictions which prevent the payment of dividends or the making of distributions to such Person to the extent of such restrictions, (iv) the net income (or loss) of any Person that is not a Subsidiary of such Person except to the extent of the amount of dividends or other distributions actually paid to such Person by such other Person during such period, (v) gains or losses on Asset Dispositions by such Person or its Subsidiaries, provided that gains or losses on the disposition of a Vessel or Vessels shall be included (a) in the case of a sale for cash, Cash Equivalents and/or the assumption of Debt in accordance with clause (ii)(z) of the first paragraph of "Limitation on certain asset dispositions," to the full extent of such gain or loss and (b) in the case of a sale pursuant to a deferred payment obligation (whether by way of a promissory note or installment receivable or otherwise), only to the extent of the portion of such gain or loss allocable to such period (based on the life of such deferred payment obligation) and (with respect to gains only) only to the extent payments in respect of such deferred payment obligation are actually received by such Person during such period, (vi) the amount by which the aggregate gain on the disposition of a Vessel or Vessels, for such period, exceeds the amount calculated pursuant to clause (ii) of the definition of "Consolidated Cash Flow" for such period, and (vii) all extraordinary gains and extraordinary losses.

"Consolidated Net Worth" of any Person means the consolidated stockholders' equity of such Person, determined on a consolidated basis in accordance with GAAP, less amounts attributable to Redeemable Stock of such Person.

"Consolidated Operating Income" of any Person means for any period the income from operations of such Person for such period determined on a consolidated basis in accordance with

GAAP, less gains on the disposition of a Vessel or Vessels pursuant to a deferred payment obligation (whether by way of a promissory note or installment receivable or otherwise), plus the portion of such gain allocable to such period (based on the life of such deferred payment obligation) to the extent payments in respect of such deferred payment obligation are actually received by such Person during such period.

"Consolidated Tangible Assets" of any Person means the sum of the Tangible Assets of such Person after eliminating intercompany items, determined on a consolidated basis in accordance with GAAP, including appropriate deductions for any minority interest in Tangible Assets of such Person's Subsidiaries.

"Consolidation" or "consolidation" means, with respect to any Person, the consolidation of the accounts of such Person and each of its Subsidiaries if and to the extent the accounts of such Person and each of its Subsidiaries would normally be consolidated with those of such Person, all in accordance with GAAP. The term "Consolidated" or "consolidated" shall have a similar meaning. With respect to the Company or any of its Subsidiaries, the accounts of any Unrestricted Subsidiary shall not be included in any such consolidation, even if the inclusion of such accounts would be required by GAAP.

"Construction Financing" means Debt Incurred by the Company or any Subsidiary of the Company to finance any progress or other similar payments required prior to the delivery of the subject Vessel or Vessels under any Vessel Construction Contract.

"Debt" means (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent, (i) every obligation of such Person for money borrowed, (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations Incurred in connection with the acquisition of property, assets or businesses, (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances, payment guarantees or similar facilities issued for the account of such Person, other than bonds, letters of credit, payment guarantees or other similar obligations required by governmental or regulatory agencies in connection with Vessels owned by or businesses conducted by the Company or any of its Subsidiaries, (iv) every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business which are not overdue or which are not being contested in good faith), (v) the maximum fixed redemption or repurchase price of Redeemable Stock of such person at the time of determination; (vi) every Capitalized Lease Obligation of such Person, (vii) every net obligation under interest rate swap, foreign currency hedge, exchange or similar agreements of such Person and (viii) every obligation of the type referred to in clauses (i) through (vii) of another Person and all dividends of another Person the payment of which, in either case, such Person has guaranteed or is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, provided that guarantees made by any Person shall not be deemed "Debt" to the extent (x) that the Debt so guaranteed would be classified and accounted for as Debt on the consolidated balance sheet of such Person or (y) that both such Person and the Person whose obligation is being Guaranteed are Subsidiaries of the Company, and provided further that payment obligations of a Person pursuant to a charter or operating lease which does not constitute a Capitalized Lease Obligation shall not be deemed "Debt," and provided further that reimbursement obligations of any Person with respect to facilities in respect of letters of credit, bankers' acceptances or payment guarantees issued for the account of such Person, or obligations of such Person in respect of loan facilities the proceeds of which are used as cash collateral (and refinancings thereof so long as after giving effect thereto the Primary Debt (as hereafter defined) continues to be cash collateralized to the same extent), shall not be deemed "Debt" to the extent that any such facility (or the proceeds thereof) is used to fully and irrevocably secure, guarantee or defease the payment of Debt of such Person or any of its Subsidiaries (including, without limitation, debt under a Capitalized Lease Obligation) which is Incurred in connection with the financing of a Vessel or group of Vessels and which is otherwise permitted to be Incurred under the Indenture ("Primary Debt").

"Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

"Disqualified Stock" of any Person means any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event (i) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, (ii) is convertible or exchangeable for Debt or Disqualified Stock or (iii) is redeemable at the option of the holder thereof, in whole or in part, in each case on or prior to the Stated Maturity of the Notes.

"Events of Default" has the meaning ascribed thereto in the first paragraph of "Events of Default."

"Existing Debt" of any Person means Debt existing on the date of the Indenture. Existing Debt include, without limitation, (a) loans made in relation to the Stena Explorer and Stena Voyager in the original aggregate principal amount of approximately £109 million, and (b) the aggregate amount of Debt available to be borrowed under committed credit or lease facilities existing on the date of the Indenture less (i) principal payments actually made by or on behalf of such Person on any term Debt or lease facility under any agreement governing such Existing Debt (other than principal payments made in connection with or pursuant to a refinancing of such Existing Debt agreement) and (ii) any amounts by which any revolving credit facility commitment under any Existing Debt agreement is permanently reduced (so long as and to the extent that any required payments in connection therewith are actually made).

"Fair Market Value" means, with respect to any asset or property, the sale value that would be obtained in an arm's-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy.

"GAAP" means generally accepted accounting principles in the Kingdom of Sweden, consistently applied, as in effect on the date of the Indenture.

"guarantee" by any Person means any obligation, contingent or otherwise, of such Person guaranteeing any Debt of any other Person (the "primary obligor") in any manner, whether directly or indirectly, and, including, without limitation, any obligation of such Person, (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Debt or to purchase (or to advance or supply funds for the purchase of) any security for the payment of such Debt, (ii) to purchase property, securities or services for the purpose of assuring the holder of such Debt of the payment of such Debt, or (iii) to maintain working capital, equity capital or other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Debt (and "guaranteed," "guaranteeing" and "guarantor" shall have meanings correlative to the foregoing); provided that the guarantee by any Person shall not include endorsements by such Person for collection or deposit, in either case, in the ordinary course of business.

"Guarantee" has the meaning ascribed thereto in the second paragraph of "Limitation on guarantees by subsidiaries."

"Guarantor" has the meaning ascribed thereto in the second paragraph of "Limitation on guarantees by subsidiaries."

"Incur" means, with respect to any Debt or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, guarantee or otherwise become liable in respect of such Debt or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Debt or other obligation on the balance sheet of such Person (and "Incurrence," "Incurred," "Incurrable" and "Incurring" shall have meanings correlative to the foregoing); provided that a change in GAAP that results in an obligation of such Person that exists at such time becoming Debt shall not be deemed an Incurrence of such Debt. Debt of the Company or any Subsidiary of the Company in respect of the Post-Delivery Financing of Vessels shall be deemed to have been "Incurred" in the full amount of such Post-Delivery Financing only on the date the Company (or such Subsidiary) enters into a binding credit or lease commitment in good faith with a lender (or group of lenders) or lessor with respect to such financing. No Debt shall be deemed to have been "Incurred" solely by reason of the Company or any Subsidiary of the Company entering into a Vessel Construction Contract. No Debt shall be deemed to have been "Incurred" solely by reason of the transfer (including, without limitation, by way of novation or assignment and assumption) of Debt secured by a Vessel from a Subsidiary of the Company to another Subsidiary of the Company in connection with the transfer of such Vessel from the former to the latter (including, without limitation, a transfer effected for the purpose of reflagging such Vessel), provided that such transfer is permitted pursuant to the provisions of clause (viii) of the definition of "Permitted Liens."

"Independent Appraiser" means a Person (i) engaged in the business of appraising shipping vessels (including tankers, semi-submersible drilling rigs and drillships) and (ii) who (a) is in fact independent, (b) does not have any direct financial interest or any material indirect financial interest in the Company or any of its Subsidiaries or any of their respective Affiliates or Related Persons and (c) is not connected with the Company, any of its Subsidiaries or any of such Affiliates or Related Persons as an officer, director, employee, promoter, underwriter, trustee, partner or person performing similar functions.

"Interest Payment Date" means the Stated Maturity of an installment of interest on the Notes.

"Investment" by any Person means any direct or indirect loan, advance or other extension of credit (including by way of guarantee or similar arrangement) or capital contribution to (by means of transfers of cash or other property to others or payments for property or services for the account or use of others, or otherwise), or purchase or acquisition of Capital Stock, bonds, notes, debentures or other securities or evidence of Debt issued by any other Person (other than through the exchange or conversion of other securities of such other Person pursuant to the terms of such other securities or pursuant to a bona fide plan of liquidation or reorganization of such other Person in satisfaction of trade payable obligations owed from such other Person). Notwithstanding anything to the contrary set forth above, (i) the receipt by the Company or any of its Subsidiaries of a promissory note or like evidence of indebtedness pursuant to an Asset Disposition otherwise permitted under "Limitation on certain asset dispositions" (insofar as the receipt of such evidence of indebtedness is deemed to be a loan made by the Company or such Subsidiary) and (ii) one or more investments by the Company or any of its Subsidiaries in Persons whose only assets are a Vessel and property directly related thereto shall be deemed not to be an "Investment."

"Investment Grade Rating" means a rating equal to or higher than Baa3 (or the equivalent) by Moody's Bank Credit Services or BBB- (or the equivalent) by Standard & Poor's Ratings Group.

"Lien" means, with respect to any property or assets, any mortgage or deed of trust, pledge, hypothecation, assignment, security deposit arrangement, security interest, lien, charge, easement (other than any easement not materially impairing usefulness or marketability), encumbrance, preference, priority or other security agreement or preferential arrangement (other than the subordination of inter-Subsidiary Debt to the extent required by a lender or lessor of the Company or any of its Subsidiaries) of any kind or nature whatsoever on or with respect to such property or assets (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

"Net Available Proceeds" from any Asset Disposition or Sale and Leaseback Transaction by any Person means cash or Cash Equivalents (including, when received, payments (including any related interest payments) in respect of deferred payment obligations pursuant to a promissory note or installment receivable or otherwise) received (including by way of sale or discounting of a note, installment receivable or other receivable, but excluding any other consideration received in the form of assumption by the acquiror of Debt or other obligations relating to such properties or assets or received in any other non-cash form) therefrom by such Person, net of (i) all legal, title and recording tax expenses, commissions and other fees and expenses incurred and all federal, state, foreign and local taxes required to be accrued as a liability as a consequence of such Asset Disposition or Sale and Leaseback Transaction, (ii) all payments made by such Person or its Subsidiaries on any Debt outstanding immediately prior to such Asset Disposition or Sale and Leaseback Transaction which is secured by such assets in accordance with the terms of any Lien upon or with respect to such assets or which must by the terms of such Lien, or in order to obtain a necessary consent to such Asset Disposition or Sale and Leaseback Transaction or by applicable law, be repaid out of the proceeds from such Asset Disposition or Sale and Leaseback Transaction, and (iii) all distributions and other payments required to be made to any Person (other than the Company or any Subsidiary of the Company) owning a beneficial interest in the assets subject to such Asset Disposition or Sale and Leaseback Transaction.

"Non-Recourse Debt" means Debt or that portion of Debt of any Person (i) as to which neither the Company nor any of its Subsidiaries (a) provide credit support (including any undertaking, agreement or instrument which would constitute Debt) or (b) is directly or indirectly liable (whether pursuant to a guarantee or otherwise) and (ii) no default with respect to such Debt (including any rights which the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Debt of the Company or any Subsidiary of the Company to declare a default on such other Debt or cause the payment thereof to be accelerated or payable prior to its Stated Maturity.

"Offer to Purchase" means a written offer (the "Offer") sent by the Company by first class mail, postage prepaid, to each Holder at its address appearing in the note register on the date of the Offer offering to purchase up to the principal amount of Notes specified in such Offer at the purchase price specified in such Offer (as determined pursuant to the Indenture). Unless otherwise required by applicable law, the Offer shall specify an expiration date (the "Expiration Date") of the Offer to Purchase which shall be, subject to any contrary requirements of applicable law, not less than 30 days or more than 60 days after the date of such Offer and a settlement date (the "Purchase Date") for purchase of Notes within five business days after the Expiration Date. The Company shall notify the Trustee at least 15 business days (or such shorter period as is acceptable to the Trustee) prior to the mailing of the Offer of the Company's obligation to make an Offer to Purchase, and the Offer shall be mailed by the Company or, at the Company's request, by the Trustee in the name and at the expense of the Company. The Offer shall contain information concerning the business of the Company and its Subsidiaries which the Company in good faith believes will enable such Holders to make an informed decision with respect to the Offer to Purchase (which at a minimum will include (i) the most recent annual and quarterly financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the documents required to be filed with the Trustee pursuant to the Indenture (which requirements may be satisfied by delivery of such documents together with the Offer), (ii) a description of material developments in the Company's business subsequent to the date of the latest of such financial statements referred to in clause (i) (including a description of the events requiring the Company to make the Offer to Purchase), (iii) if applicable, appropriate pro forma financial information concerning the Offer to Purchase and the events requiring the Company to make the Offer to Purchase and (iv) any other information required by applicable law to be included therein). The Offer shall contain all instructions and materials necessary to enable such Holders to tender Notes pursuant to the Offer to Purchase. The Offer shall also state:

(i)    the Section of the Indenture pursuant to which the Offer to Purchase is being made;

(ii)    the Expiration Date and the Purchase Date;

(iii)    the aggregate principal amount of the Outstanding Notes offered to be purchased by the Company pursuant to the Offer to Purchase (including, if less than 100%, the manner by which such has been determined pursuant to the Section of the Indenture requiring the Offer to Purchase) (the "Purchase Amount");

(iv)    the purchase price to be paid by the Company for each $1,000 aggregate principal amount of Notes accepted for payment (as specified pursuant to the Indenture) (the "Purchase Price");

(v)    that the Holder may tender all or any portion of the Notes registered in the name of such Holder and that any portion of a Note tendered must be tendered in an integral multiple of $1,000 principal amount;

(vi)    the place or places where Notes are to be surrendered for tender pursuant to the Offer to Purchase;

(vii)    that interest on any Note not tendered or tendered but not purchased by the Company pursuant to the Offer to Purchase will continue to accrue;

(viii)    that on the Purchase Date the Purchase Price will become due and payable upon each Note being accepted for payment pursuant to the Offer to Purchase and that interest thereon shall cease to accrue on and after the Purchase Date;

(ix)    that each Holder electing to tender a Note pursuant to the Offer to Purchase will be required to surrender such Note at the place or places specified in the Offer prior to the close of business on the Expiration Date (such Note being, if the Company or the Trustee so requires, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed by, the Holder thereof or his attorney duly authorized in writing);

(x)    that Holders will be entitled to withdraw all or any portion of Notes tendered if the Company (or its Paying Agent) receives, not later than the close of business on the Expiration Date, a telegram, facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Note the Holder tendered, the certificate number of the Note the Holder tendered and a statement that such Holder is withdrawing all or a portion of his tender;

(xi)    that (a) if Notes in an aggregate principal amount less than or equal to the Purchase Amount are duly tendered and not withdrawn pursuant to the Offer to Purchase, the Company shall purchase all such Notes and (b) if Notes in an aggregate principal amount in excess of the Purchase Amount are tendered and not withdrawn pursuant to the Offer to Purchase, the Company shall purchase Notes having an aggregate principal amount equal to the Purchase Amount on a pro rata basis (with such adjustments as may be deemed appropriate so that only Notes in denominations of $1,000 or integral multiples thereof shall be purchased); and

(xii)    that in the case of any Holder whose Note is purchased only in part, the Company shall execute, and the Trustee shall authenticate and deliver to the Holder of such Note without service charge, a new Note or Notes, of any authorized denomination as requested by such Holder, in an aggregate principal amount equal to and in exchange for the unpurchased portion of the Note so tendered. Any Offer to Purchase shall be governed by and effected in accordance with the Offer relating to such Offer to Purchase and will comply with any applicable securities laws and regulations, including any applicable requirements of Section 14(e) of, and Rule 14e-1 under, the Exchange Act.

"Officers' Certificate" means a certificate of the Company signed by the Chairman of the Board, the Chief Executive Officer, the President or the Chief Financial Officer (or any other officer identified by any of the foregoing officers in an Officers' Certificate to be an executive officer of the Company) and the Secretary, any Assistant Secretary, the Treasurer, the Financial Manager, any Assistant Treasurer or the Controller of the Company.

"Opinion of Counsel" means an opinion in writing signed by legal counsel, who may be an employee of or counsel to the Company, and who shall be counsel reasonably satisfactory to the Trustee.

"Permitted Investments" means: (i) any Investment in any Cash Equivalent, provided that the Average Life of the aggregate of all Cash Equivalents held by the Company and its Subsidiaries may not exceed one year at any time; (ii) any Investment in an amount not in excess of the amount of Restricted Payments that the Company and its Subsidiaries would be permitted to make under the "Limitation on restricted payments" covenant immediately prior to the making of such Investment; (iii) Investments made after the date of the Indenture in an aggregate amount not to exceed (x) 15% of Consolidated Tangible Assets plus (y) the aggregate amount of all monies from time to time actually received by the Company or any of its Subsidiaries in respect of Investments made from time to time pursuant to this clause (iii), whether such monies are received as interest or principal payments (in the case of Investments made in the form of loans or other debt instruments or other extensions of credit), as dividends or redemption payments or return of capital (in the case of Investments made in the form of the purchase of Capital Stock or capital contributions) or otherwise, provided that the aggregate amount permitted to be invested pursuant to this subclause (y) shall not exceed the aggregate amount of Investments from time to time actually made by the Company and its Subsidiaries pursuant to this clause (iii), plus (z) the aggregate amount of all Investments made in any Person pursuant to this clause (iii) after the date of the Indenture if (and for so long as) any such Person becomes a Subsidiary of the Company, provided that upon giving effect to such Investment, the Company could incur at least $1 of additional Debt pursuant to the first paragraph of "Limitation on consolidated debt."

"Permitted Liens" means:

(i)    Liens securing only the Notes;

(ii)    Liens in favor of the Company or, with respect to Liens granted by any Subsidiary of the Company, in favor of the Company or any Wholly Owned Subsidiary of the Company;

(iii)    Liens on property existing immediately prior to the time of acquisition thereof (and not created in anticipation of such acquisition);

(iv)    (x) Liens to secure Debt Incurred for the purpose of financing all or any part of the purchase price or the cost of construction or lease (pursuant to a Capitalized Lease Obligation) of a Vessel or other property, or the cost of improvements of a Vessel or other property used in the business of the Company and its Subsidiaries, and (y) Liens on any Vessel or other property (including, without limitation, the Related Collateral) owned or leased (pursuant to a Capitalized Lease Obligation) by a Subsidiary of the Company prior to the time it becomes a Subsidiary of the Company to secure Debt Incurred by the Company (or any Subsidiary of the Company), in an amount not to exceed the Fair Market Value of such Vessel or other property or such Subsidiary, for the purpose of financing (or refinancing) all or part of the acquisition cost of such Subsidiary, but only if such Debt is Incurred within 180 days after the acquisition of such Subsidiary; provided that, with respect to clauses (x) and (y) above: (a) in the case of a Vessel or Vessels, the principal amount of any Debt secured by such a Lien does not exceed 80% of the "Ready for Sea Cost" of a Vessel (or, with respect to Debt Incurred under a single financing facility to finance all or part of the purchase price or construction cost of two or more Vessels, the aggregate "Ready for Sea Cost" of such group of Vessels) or such Fair Market Value (as the case may be) of such Vessel or other property; and provided further, that the principal amount of Debt secured by such a Lien may be up to 100% of the "Ready for Sea Cost" of such Vessel or Vessels if such Debt financing consists of Capitalized Lease Obligations; and provided further, that with respect to any Debt Incurred to finance the replacement of a Vessel as described in clause (ii) of the second paragraph of "Limitation on consolidated debt" or the analogous provisions of "Limitation on debt of subsidiaries," the principal amount of such Debt secured by such Lien may be up to 100% of the "Ready for Sea Cost" of such replacement Vessel less all compensation, damages or other such payments (including insurance proceeds other than in respect of business interruption insurance, protection and indemnity insurance or other third-party liability insurance) received in connection with a Total Loss in excess of amounts actually used to repay Debt secured by the Vessel subject to the Total Loss; (b) such Liens do not extend to or cover any property other than such Vessel or other property and Related Collateral and any such improvements; (c) the Incurrence of such Debt is permitted by the provisions of the Indenture described above under "Limitation on consolidated debt" and, if applicable, "Limitation on debt of subsidiaries"; and (d) any such

Liens (other than Liens of the type described under clause (iv) of the definition of "Related Collateral") attach within 180 days of the acquisition or delivery (or completion of such improvements) of such Vessel or group of Vessels or Person or other property;

(v)    Liens on property of a Person existing at the time such Person is merged into or consolidated with or acquired by the Company or any Subsidiary of the Company that were not in anticipation of the acquisition of such Person;

(vi)    Liens in respect of Vessels and Related Collateral arising in the ordinary course of which, individually or in the aggregate, do not materially and adversely affect such Vessel or materially impair the use and operation thereof or the business of the Company and its Subsidiaries;

(vii)    Liens to secure obligations under workmen's compensation laws or similar legislation, including Liens with respect to judgments which are not currently dischargeable;

(viii)    Liens to secure Debt Incurred to refinance, in whole or in part, (a) any secured Existing Debt or (b) any Debt secured by Liens referred to in clauses (i) to (vii) above, this clause (viii) and clauses (x) and (xiii) below, so long as in each such case the Liens do not extend to any other property (except for the Related Collateral, or other property and Related Collateral securing Debt which is being concurrently refinanced on a cross-collateralized basis) and the aggregate principal amount of Debt so secured (which amount shall be deemed to include the amount of any undrawn or available amounts under any credit or lease facility to be so refinanced) is not increased (other than as permitted pursuant to subclause (b) of clause (iv) of "Limitation on consolidated debt" or subclause (b) of clause (v) of "Limitation on debt of subsidiaries") by an amount greater than the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the Debt refinanced or the amount of any premium reasonably determined by the Company as necessary to accomplish such refinancing by means of a tender offer or privately negotiated repurchase, plus the expenses of the Company or any of its Subsidiaries Incurred in connection with such refinancing;

(ix)    any Liens securing Debt owing by the Company to one or more Wholly Owned Subsidiaries of the Company;

(x)    subject to compliance with clauses (iv) (a), (c) and (d) above, a pledge of, or other Lien in respect of, the Capital Stock of a Single-Purpose Vessel-Owning Subsidiary made to secure (a) Debt Incurred by such Single-Purpose Vessel-Owning Subsidiary to finance or refinance the acquisition, construction or improvement of a Vessel by such Subsidiary or (b) Debt Incurred by the Company or any Subsidiary of the Company to finance or refinance the acquisition of any or all of the Capital Stock of such Single-Purpose Vessel-Owning Subsidiary;

(xi)    Liens in respect of Vessels and Related Collateral otherwise permitted hereunder and incurred solely by reason of the substitution of a new mortgage or other security agreements for an existing agreement (or the novation or assignment of such existing agreement), the effect of which new agreement, novation or assignment is to effect the reflagging of the Vessel or Vessels to which such existing agreement relates and/or the transfer of ownership of such Vessel or Vessels to another Subsidiary;

(xii)    Liens incurred to secure the Revolving Credit Facilities as required by the terms thereof;

(xiii)    a pledge or assignment of a promissory note (or other evidence of indebtedness), or the assignment of a mortgage or other security interest, or guarantee received by or granted to the Company or any of its Subsidiaries pursuant to an Asset Disposition to secure the unpaid portion of any Debt of the Company or any of its Subsidiaries attributable to the property sold in such Asset Disposition;

(xiv)    Subject to the provisions of the last paragraph of "Limitation on liens," Liens in respect of Related Collateral and/or other property required to be granted under the terms of an agreement governing Debt of the Company or any Subsidiary of the Company to provide additional security to the lenders under such agreement in the event the value of the Vessel or Vessels and other property securing such Debt falls below the level specified in such agreement;

(xv)    Liens on a Vessel, Related Collateral (and/or the contract for the acquisition of such Vessel and/or Related Collateral) existing only during the construction of such Vessel and granted to secure the builder's obligations in respect of construction financing for such Vessel obtained by such builder; and

(xvi)    Liens securing hedging obligations so long as the related Debt is, and is permitted to be under the Indenture, secured by a Lien on the same property securing such hedging obligation.

"Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

"Post-Delivery Financing" means Debt Incurred by the Company or any Subsidiary of the Company to finance the total Ready for Sea Cost of a Vessel or group of Vessels. "Post-Delivery Financing" shall include the amount of any Construction Financing with respect to any Vessel or group of Vessels, but only to the extent that fully committed Post-Delivery Financing for such Vessel or group of Vessels has been arranged at such time.

"Preferred Stock," as applied to the Capital Stock of any Person, means Capital Stock of such Person of any class or classes (however designated) that ranks prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Capital Stock of any other class of such Person.

"Quarterly Filing Date" has the meaning ascribed thereto under "Requirements regarding the provision of financial information."

"Quarterly Financial Statements" has the meaning ascribed thereto under "Requirements regarding the provision of financial information."

"Rating Agencies" means Moody's and Standard & Poor's, or if one or both such rating agencies shall not make a rating on the notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Company (as certified by a resolution of the Board of Directors) which shall be substituted for Moody's and Standard & Poor's, or both, as the case may be.

"Ready for Sea Cost" means, with respect to a Vessel or Vessels to be acquired or leased (pursuant to a Capitalized Lease Obligation) by the Company or any Subsidiary of the Company, the aggregate amount of all expenditures incurred to acquire or construct and bring such Vessel or Vessels to the condition and location necessary for its intended use which would be classified and accounted for as "property, plant and equipment" in accordance with GAAP.

"Redeemable Stock" of any Person means any equity security of such Person that by its terms or otherwise is required to be redeemed prior to the Stated Maturity of the Notes or is redeemable at the option of the holder thereof at any time prior to the Stated Maturity of the Notes.

"refinance" has the meaning ascribed thereto in clause (iv) of the second paragraph of "Limitation on consolidated debt" and shall be deemed to include successive refinancings.

"Reinstatement Date" has the meaning ascribed thereto in the paragraph entitled "Suspended Covenants."

"Related Collateral" means, with respect to a Vessel, (i) any insurance policies on such Vessel, (ii) any requisition compensation payable in respect of any compulsory acquisition thereof, (iii) any earnings derived from the use or operation thereof and/or any earnings account with respect to such earnings, provided that any assignment with respect thereto may only permit the assignee thereof to apply such earnings to the repayment of Debt held by such assignee (a) upon the occurrence and during the continuation of a payment default with respect to such Debt, or upon the acceleration of such Debt (unless such acceleration has been rescinded), or (b) in the case of any other default with respect to such Debt which would allow for the acceleration of such Debt at such time, but only until the earliest of (x) 180 days after the initial occurrence of such default, (y) the date such default is cured or waived and (z) the date such Debt is repaid in full, and (iv) any charters, operating leases, licenses and related agreements entered into in respect of the Vessel and any security or guarantee in respect of the relevant charterer's or lessee's obligations under any relevant charter, operating lease, license or related agreement, (v) any cash collateral account established with respect to such Vessel pursuant to the financing arrangements with respect thereto, (vi) any inter-company loan or facility agreements relating to the financing of the acquisition of, and/or the leasing arrangements (pursuant to Capitalized Lease Obligations) with respect to, such Vessel, (vii) any building or conversion contracts relating to such Vessel and any security or guarantee in respect of the builder's obligations under such contracts, (viii) any interest rate swap, foreign currency hedge, exchange or similar agreement incurred in connection with the financing of such Vessel and required to be assigned by the lender and (ix) any security interest in, or agreement or assignment relating to, any of the foregoing or any mortgage in respect of such Vessel.

"Related Person" of any Person means any other Person directly or indirectly owning (i) 5% or more of the outstanding Common Stock of such Person (or, in the case of a Person that is not a corporation, 5% or more of the equity interest in such Person) or (ii) 5% or more of the combined voting power of the Voting Stock of such Person.

"Restricted Investment" means any Investment other than a Permitted Investment.

"Restricted Payment" has the meaning ascribed thereto in the first paragraph of "Limitation on restricted payment."

"Revolving Credit Facilities" means one or more revolving or other credit facilities to which the Company and/or one or more Subsidiaries of the Company may be parties (as obligor or guarantor), in an aggregate principal amount not to exceed $1 billion at any time outstanding.

"Sale and Leaseback Transaction" of any Person means an arrangement with any lessor, lender, obligee or investor or to which such lessor, lender, obligee or investor is a party providing for the leasing or renting by such Person of any property or asset of such Person which has been or is being sold or transferred by such Person more than 270 days after the acquisition thereof or, if later, the delivery or commencement of operation thereof, to such lessor, lender, obligee or investor or to any Person to whom funds have been or are to be advanced by such lessor, lender, obligee or investor on the security of such property or asset. The Stated Maturity of such arrangement shall be the date of the last scheduled payment of rent or any other amount due under such arrangement prior to the first date on which such arrangement may be terminated by the lessee without payment of a penalty.

"Significant Subsidiary" means a Subsidiary of the Company having total assets of $25 million or more.

"Single-Purpose Vessel-Owning Subsidiary" means a Subsidiary of the Company the sole purpose of which is to own or lease (pursuant to a Capitalized Lease Obligation) one (but not more than one) Vessel.

"Stated Maturity" means (i) with respect to any debt security, the date specified in such debt security as the fixed date on which the final installment of principal of such debt security is due and payable or (ii) with respect to any specified scheduled installment of principal or interest on any debt security, the date specified in such debt security as the fixed date on which such installment is due and payable.

"Subordinated Debt" means Debt of the Company or any Subsidiary of the Company which is subordinate or junior in right of payment to the Notes pursuant to a written agreement.

"Subsidiary" of any Person means (i) a corporation more than 50% of the outstanding Voting Stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more Subsidiaries thereof or (ii) any other Person (other than a corporation) in which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has at least a majority ownership and power to direct the policies, management and affairs thereof; provided that an Unrestricted Subsidiary shall not be deemed to be a Subsidiary of the Company for purposes of the Indenture.

"Suspended Covenants" has the meaning ascribed thereto in the paragraph entitled the same.

"Tangible Assets" of any Person means, at any date, the gross book value as shown by the accounting books and records of such Person of all its property both real and personal, less (without duplication) (i) the net book value of all its licenses, patents, patent applications, copyrights, trademarks, trade names, goodwill, non-compete agreements or organizational expenses and other like intangibles, (ii) unamortized Debt discount and expenses, (iii) all reserves for depreciation, obsolescence, depletion and amortization of its properties and (iv) all other proper reserves which in accordance with GAAP should be provided in connection with the business conducted by such Person.

"Unrestricted Subsidiary" means Stena Fastigheter AB, Stena Realty BV, Stena Adactum AB and Stena Finanzverwaltungs AG and any Subsidiary of the Company which the Company by resolution of its Board of Directors shall classify as an Unrestricted Subsidiary and any Subsidiary of an Unrestricted Subsidiary. A Subsidiary of the Company may only be classified as an Unrestricted Subsidiary if, immediately after giving effect to such classification, (i) there would be no Default or Event of Default under the Indenture, (ii) such Subsidiary would have no Debt other than Non-Recourse Debt, as certified in an Opinion of Counsel delivered to the Trustee, (iii) the Company would be able to Incur at least $1 of Debt pursuant to the first paragraph of "Limitation on consolidated debt," (iv) any Investments made in such Subsidiary after the date of the Indenture would be permitted under "Limitation on investments," (v) such Subsidiary has no assets which are essential to the operations of the Company and its Subsidiaries, taken as a whole, and (vi) neither the Company nor any Subsidiary of the Company has any obligation (a) to subscribe for additional shares of Capital Stock or other equity interests of such Subsidiary or (b) to maintain or preserve such Subsidiary's financial condition or to cause such Subsidiary to achieve certain levels of operating results; provided, however, that any Subsidiary of the Company may not be reclassified more than once in any 13-month period. An Unrestricted Subsidiary may only be reclassified as a Subsidiary of the Company if immediately after giving effect to such reclassification, there would be no Default or Event of Default under the Indenture. Any such classification or reclassification shall be evidenced by, and shall become effective upon, the filing with the Trustee of the resolution of the Board of Directors of the Company giving effect to such designation, an Officers' Certificate certifying that such designation complies with the applicable conditions set forth above and, if applicable, the Opinion of Counsel required under clause (ii) above, in each case in form and substance satisfactory to the Trustee.

"Vessel Construction Contract" means any contract for the construction (or construction and acquisition) or conversion of a Vessel or Vessels entered into by the Company or any Subsidiary of the Company.

"Vessels" means the shipping vessels whose primary purpose is the maritime transportation of cargo and/or passengers or which are otherwise engaged or used in any business activities of the Company and its Subsidiaries and which are owned by and registered (or to be owned by and registered) in the name of the Company or any of its Subsidiaries or operated by the Company or any of its Subsidiaries pursuant to a lease or other operating agreement constituting a Capitalized Lease Obligation, in each case together with all related equipment and any additions or improvements.

"Voting Stock" of any Person means Capital Stock of such Person which ordinarily has voting power for the election of directors (or persons performing similar functions) of such Person, whether at all times or only so long as no senior class of securities has such voting power by reason of any contingency.

"Wholly Owned Subsidiary" of any Person means a Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person or by such Person and one or more Wholly Owned Subsidiaries of such Person.

Events of default

The following will be "Events of Default" under the Indenture: (i) failure to pay principal of (or premium, if any, on) any Note when due; (ii) failure to pay any interest on any Note when due, continued for 30 days; (iii) default in the payment of principal, interest or the purchase price of the Notes required to be purchased pursuant to an Offer to Purchase as described under "Change of control" and "Limitation on certain asset dispositions" when due and payable; (iv) failure to perform or comply with the provisions described under "Limitation on mergers, consolidations and certain sales and purchases of assets"; (v) failure to perform any other covenant of the Company described under "Certain Covenants" above and under similar provisions in the Indenture or the Notes continued for 30 days after written notice to the Company by the Trustee or Holders of at least 25% in aggregate principal amount of Outstanding Notes; (vi) failure by the Company to comply for 60 days after notice with its other agreements contained in the Indenture; (vii) default under the terms of any instrument evidencing or securing Debt for money borrowed by the Company or any Subsidiary of the Company having an outstanding principal amount of $15 million individually or in the aggregate which default shall result in the maturity of such Debt being accelerated prior to its Stated Maturity; (viii) the rendering of a final judgment or judgments (not subject to appeal) against the Company or any Subsidiary of the Company in an amount in excess of $15 million which remains undischarged or unstayed for a period of 60 days after the date on which the right to appeal has expired; and (ix) certain events of bankruptcy, insolvency or reorganization affecting the Company or any Subsidiary of the Company. Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

For purposes of the foregoing, the Company shall be deemed to have failed to perform or comply with any covenant contained in the Indenture requiring the Company to cause certain actions to be taken (or to prohibit the taking of certain actions) by any Subsidiary of the Company or any Unrestricted Subsidiary if such Subsidiary or Unrestricted Subsidiary shall have taken (or failed to take) such actions, even where the Company lacks the corporate power and authority under the Swedish Companies Act to cause or prohibit such actions.

If an Event of Default (other than an Event of Default described in clause (viii) above with respect to the Company or any Significant Subsidiary) shall occur and be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Notes may accelerate the maturity of all Notes; provided that after such acceleration, but before a judgment or decree based on such acceleration, the Holders of a majority in aggregate principal amount of Outstanding Notes may rescind and annul such acceleration if (x) the Company has paid or deposited with the Trustee a sum sufficient to pay (1) all overdue interest on all Notes, (2) the principal of (and premium, if any, on) any Notes which have become due otherwise than by acceleration and, to the extent lawful, interest thereon, (3) to the extent lawful, interest on overdue interest and (4) all sums due to the Trustee and (y) all Events of Default, other than the non-payment of accelerated principal, have been cured or waived as provided in the Indenture. If an Event of Default specified in clause (viii) above occurs with respect to the Company or any Significant Subsidiary, the Outstanding Notes will ipso facto become immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. For information as to waiver of defaults, see "Modification and waiver."

No Holder of any Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default (as defined) and unless also the Holders of at least 25% in aggregate principal amount of the Outstanding Notes shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the Outstanding Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted by a Holder of a Note for enforcement of payment of the principal of and premium, if any, and interest on such Note on or after the respective due dates expressed in such Note.

The Company will be required to furnish to the Trustee annually a statement as to the performance by them of certain of their obligations under the Indenture and as to any default in such performance.

Governing law

The Indenture and the Notes will be governed by, and construed in accordance with, the laws of the State of New York.

Modification and waiver

Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Notes; provided that no such modification or amendment may, without the consent of the Holder of each Outstanding Note affected thereby, (i) change the Stated Maturity of the principal of or any installment of interest on, any Note, (ii) reduce the principal amount of (or the premium), or interest on, any Note, (iii) change the place or currency of payment of principal of (or premium) or interest on, any Note, (iv) impair the right to institute suit for the enforcement of any payment on or with respect to any Note, (v) reduce the above-stated percentage of Outstanding Notes necessary to modify or amend the Indenture, (vi) reduce the percentage of aggregate principal amount of Outstanding Notes necessary for waiver of compliance with the restrictive covenants contained in the Indenture (other than the covenants to pay principal, premium and interest on the Notes) or for the waiver of Defaults (except Defaults in the payment of principal (or premium, if any) or interest on any Note or Defaults in respect of a covenant or provision that cannot be modified without the consent of each affected Holder), (vii) modify any provisions of the Indenture relating to the modification and amendment of the Indenture or the waiver of past defaults or covenants, except to increase any percentage set forth therein or to provide that provisions of the Indenture may not be modified or waived without the consent of each Holder affected thereby or (viii) following the mailing of any Offer to Purchase, modify any Offer to Purchase for the Notes required under the "Limitation on certain asset dispositions" and the "Change of control" covenants contained in the Indenture in a manner materially adverse to the Holders thereof.

The Holders of a majority in aggregate principal amount of the Outstanding Notes, on behalf of all Holders, may waive compliance by the Company with the restrictive provisions of the Indenture described in clause (vi) above; provided that after the mailing of any Offer to Purchase, no such waiver with respect to such Offer to Purchase will be effective against any tendering Holder. Subject to certain rights of the Trustee, as provided in the Indenture, the Holders of a majority in aggregate principal amount of the Outstanding Notes, on behalf of all Holders, may waive any past default under the Indenture, except a default in the payment of principal, premium or interest or a default in respect of a covenant or provision of the Indenture which cannot be modified or amended without the consent of the Holder of each outstanding Note affected.

The Trustee

Initially, the Trustee will also act as Paying Agent and Security Registrar for the Notes. The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

The Indenture and provisions of the Trust Indenture Act incorporated by reference therein contain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claim as security or otherwise. The Trustee is permitted to engage in other transactions with the Company or any Affiliate of the Company, provided that if it acquires any conflicting interest (as defined in the Indenture or in the Trust Indenture Act), it must eliminate such conflict or resign.

An affiliate of the Trustee acted as the Initial Purchaser of the Notes. In addition, JPMorgan Chase Bank, N.A. and certain of its affiliates have in the past engaged, and expect to continue to engage, in transactions with, and perform services for, the Company and certain of its affiliates in the ordinary course of business. JPMorgan Chase Bank, N.A. is also an arranger and lender under the new revolving credit facility. See "Description of other indebtedness" and "Plan of distribution."

Consent to jurisdiction

The Indenture provides that the Company has irrevocably designated CT Corporation System, 111 Eighth Avenue, New York, New York as its authorized agent for service of process in any legal action or proceeding in respect of its obligations under the Indenture and the Notes for actions brought under federal and state courts in New York City and the Company irrevocably submits to the jurisdiction of the federal and state courts in New York City for such purposes. The Trustee is not the agent for service of process for any such actions. To the extent that the Company may acquire immunity from jurisdiction of any court or from any legal process with respect to itself or its property, the Company irrevocably waives such immunity in respect of its obligations under the Indenture and the Notes to the fullest extent permitted by law.

Description of other indebtedness

As of September 30, 2004, on a pro forma basis after giving effect to the offering of the original notes and the application of the net proceeds of the offering to repay borrowings under our revolving credit facilities, which have since been refinanced by our new revolving credit facility, we would have had total debt of approximately SEK 24.5 billion ($3.4 billion), including approximately SEK 20.0 billion ($2.7 billion) of secured debt, which total debt represented approximately 56% of our total assets of SEK 43.5 billion ($6.0 billion) as of such date. Furthermore, the restricted group would have had total debt of approximately SEK 18.4 billion ($2.6 billion) and approximately SEK 13.9 billion ($1.9 billion) of secured debt.

Continuing facilities

New $1 billion Credit Facility.    In December 2004 we refinanced a number of our existing facilities (including the $275 million and $600 million credit facilities from 2001 and 2002 and the $75 million facility in respect of Stena Discovery) with a new $1 billion facility from a syndicate of banks for which Citigroup Global Markets Ltd., DnB NOR Bank ASA, HSBC Bank plc, J.P. Morgan plc, Nordea Bank AB (publ.) and Svenska Handelsbanken AB (publ.) act as lead arrangers and Svenska Handelsbanken AB (publ.) acts as facility agent.

The new revolving credit facility was made available to SIBV and Stena (Switzerland) AG as joint and several borrowers for the purposes of refinancing certain of SIBV's existing debt (including the 2001 and 2002 revolving credit facilities), refinancing certain other existing indebtedness of the Stena AB group and to provide financing for general corporate purposes. The borrowers' obligations under the revolving credit facility are guaranteed by Stena AB and certain of its subsidiaries and are secured by the same assets that secured the borrowings that were refinanced (see further below).

Our new credit facility matures on the seventh anniversary of its signing date (in December 2011) and contemplates semi-annual reductions in the amount available under the facility commencing 66 months after the signing date (in June 2009).

Borrowings under the new facility bear interest at a rate equal to the aggregate of LIBOR plus an applicable margin which ranges from 0.75% to 0.875% depending on the level of utilization of the facility. Interest is payable at the end of the interest period of each advance, although if an advance has a term of more than six months, interest is payable at six-month intervals. The facility provides the option to drawdown advances for periods of one, three or six months, or for other periods with the consent of the facility agent (and, for periods over 12 months, the lenders). Commitment fees and guarantee indemnity fees will be based on the level of utilization of the facility.

The obligations of SIBV and Stena (Switzerland) AG under the revolving credit facility are secured by among other things, first priority security interests on the Stena Shipper, Stena Dee, Stena Spey, Stena Clyde, Stena Tay, Stena Saga, Stena Nautica, Pride of Aquitaine, Stena Don, Stena Baltica, Stena Carisma (including her linkspans), Stena Danica, Stena Europe, Stena Germanica, Stena Scandinavica, Stena Scanrail, Stena Searider, Stena Seatrader, Stena Discovery (including her linkspans), Stena Foreteller, Stena Forecaster, Stena Forerunner, Mont Ventoux, Svealand and the ports of Holyhead and Stranraer. In the event that an asset securing the revolving credit facility is sold or declared a total loss, availability under the revolving credit facility will, unless appropriate replacement collateral is provided within 270 days, be reduced by the lesser of net sale or net loss proceeds and the amount required to bring the security value of the remaining collateral to 140% of the facility amount.

The revolving credit facility imposes various financial and operating covenants upon us and certain of our subsidiaries. Among other things, the principal financial covenants (i) require the restricted group to maintain current assets and committed undrawn facilities in an amount greater than or equal to 125% of consolidated current liabilities, (ii) require us and our subsidiaries to maintain minimum cash and/or cash equivalents of not less than $50 million, (iii)

require the net debt of the restricted group to be no greater than 65% of the capitalization of the restricted group (being the aggregate of the net debt, stockholders' equity and deferred taxation of the restricted group) and (iv) require us to maintain ownership of the security parties which, at the date of execution of the credit facility agreement, are members of the Stena AB group.

In addition, the revolving credit facility includes a limitation on the optional redemption, optional tax redemption or defeasance of our 9 5/8% Senior Notes due 2012, our 7.5% Senior Notes due 2013 and the notes offered hereby.

The 2004 $1 billion revolving credit facility also includes a cross-acceleration provision that provides that an event of default occurs if SIBV, Stena (Switzerland) AG or any of the other parties to the documents relating to the facility, which includes us and certain of our subsidiaries, fails to pay its respective obligations under any debt or guarantee in respect of such debt that exceeds $30 million.

As of December 8, 2004, the utilized portion of this facility was $469 million, out of which $450 million was actually drawn and $19 million used for issuing of bank guarantees.

9 5/8% Senior Notes and 7.5% Senior Notes.    As of September 30, 2004, we had $191.9 million principal amount of 9 5/8% Senior Notes due 2012 outstanding and $175 million principal amount of 7.5% Senior Notes outstanding. The 9 5/8% Senior Notes, issued in November 2002, mature on December 1, 2012, and interest is payable semi-annually on June 1st and December 1st of each year. The 9 5/8% Senior Notes are redeemable at our option, in whole or in part, at any time on or after December 1, 2007. The 7.5% Senior Notes, issued in November 2003, mature on November 1, 2013, and interest is payable annually on May 1 and November 1 of each year. The 7.5% Senior Notes are redeemable at our option, in whole or in part, at any time on or after November 1, 2008. The Indentures governing the 9 5/8% Senior Notes and the 7.5% Senior Notes contain certain covenants with respect to, among others, limitations on consolidated and subsidiary debt and preferred stock, limitations on restricted payments and investments, limitations on restrictions concerning distributions and transfers by subsidiaries, limitations on liens and guarantees, limitations on business activities and limitations on mergers, consolidations and certain sales and purchases of assets. The 9 5/8% Senior Notes and the 7.5% Senior Notes are unsecured obligations of Stena AB and rank pari passu in right of payment with Stena AB's other unsubordinated indebtedness including, following this offering, the notes described herein. Since Stena AB is a holding company and all of our operations are conducted through our subsidiaries, the 9 5/8% Senior Notes and the 7.5% Senior Notes are structurally subordinated to all existing and future liabilities (including trade payables) of the subsidiaries, including those under the revolving credit facilities.

Secured bank facility.    On October 16, 2003, our subsidiary, Stena Adactum AB, entered into a SEK 500 million secured credit facility with Svenska Handelsbanken AB (publ) and Nordea Bank Sweden AB (publ). The facility was made available for the purposes of refinancing Stena Adactum's debts which were incurred to purchase marketable Swedish securities and to finance or refinance Stena Adactum's future purchases of marketable Swedish securities. The facility matures on October 16, 2006. It bears interests at a rate based on the Stockholm Interbank Offered Rate plus an applicable margin of 1.25%. Stena Adactum may select an interest period of one, three, six or twelve months every time it borrows funds under the facility. Interest is payable at the end of the relevant interest period. The facility includes a cross-default provision which provides that an event of default occurs if we, Stena Adactum, or any present or future subsidiary of Stena AB fails to pay their respective indebtedness when due in respect of such debt that exceeds $15 million. As of September 30, 2004, the utilized portion of this facility was SEK 160 million.

Change of control

The 2004 $1 billion revolving credit facility provides that the failure of immediate members of the Olsson family, their legal representatives or trusts for their benefit to own at least 75% of the voting equity in Stena AB, which failure is not cured within 90 days of it arising, triggers a mandatory prepayment of all outstanding advances and the termination of the facility within a further 30 day period unless all the lenders under such facility agree otherwise. Also, if Stena AB ceases to own, directly or indirectly, 100% of the equity in SIBV or Stena (Switzerland) AG, then all amounts outstanding under the $1bn revolving credit facility become immediately payable on demand, and upon such demand the facility terminates.

In addition, the SEK 500 million Stena Adactum AB facility will become immediately payable on demand if Stena AB ceases to own, directly or indirectly 100% of the equity in Stena Adactum.

The indentures governing our 9 5/8% Senior Notes and our 7.5% Senior Notes require Stena AB to make an offer to purchase all notes outstanding under such indenture at 101% of their principal amount if shareholders ultimately controlled by the Olsson family do not directly or indirectly beneficially own or control more than 50% of the voting equity in Stena AB.

Other

Property-related debt.    As of September 30, 2004, we have bank facilities and mortgage loans secured by the real estate, buildings and land in our real estate business segment of approximately SEK 12.0 billion that are denominated in SEK and EUR and bear interest at rates from 2.70% to 6.60% with maturities through 2024.

Other.    As of September 30, 2004, we were obligated with respect to the guarantees of lease obligations and certain loans used to finance the acquisition of vessels and other assets in the aggregate amount of approximately SEK 4.7 billion. These are denominated in US dollars, British pounds, euros and SEK.

Book-entry; delivery and form

The global notes

The original notes were and the exchange notes will be issued in the form of one or more registered notes in global form, without interest coupons (the "global notes").

Upon issuance, each of the global notes will be deposited with the Trustee as custodian for The Depository Trust Company and registered in the name of Cede & Co., as nominee of DTC.

Ownership of beneficial interests in each global note will be limited to persons who have accounts with DTC ("DTC participants") or persons who hold interests through DTC participants. We expect that under procedures established by DTC:

•	upon deposit of each global note with DTC's custodian, DTC will credit the respective of the principal amounts of the notes represented by the global notes to the accounts of persons who have accounts with DTC; and

•	ownership of beneficial interests in each global note will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC (with respect to interests of DTC participants) and the records of DTC participants (with respect to other owners of beneficial interests in the global note).

Beneficial interests in the global notes may not be exchanged for notes in physical, certificated form except in the limited circumstances described below.

Book-entry procedures for the global notes

All interests in the global notes will be subject to the operations and procedures of DTC, Euroclear and Clearstream. We provide the following summaries of those operations and procedures solely for the convenience of investors. The operations and procedures of each settlement system are controlled by that settlement system and may be changed at any time. Neither we nor the initial purchasers are responsible for those operations or procedures.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a "banking organization" within the meaning of the New York State Banking Law;

•	a member of the Federal Reserve System;

•	a "clearing corporation" within the meaning of the Uniform Commercial Code; and

•	a "clearing agency" registered under Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC's participants include securities brokers and dealers; banks and trust companies; clearing corporations and other organizations. Indirect access to DTC's system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.

So long as DTC's nominee is the registered owner of a global note, that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a global note:

•	will not be entitled to have notes represented by the global note registered in their names;

•	will not receive or be entitled to receive physical, certificated notes; and

•	will not be considered the owners or holders of the notes under the Indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the Trustee under the Indenture.

As a result, each investor who owns a beneficial interest in a global note must rely on the procedures of DTC to exercise any rights of a holder of notes under the Indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest).

Payments of principal, premium (if any) and interest with respect to the notes represented by a global note will be made by the Trustee to DTC's nominee as the registered holder of the global note. Neither we nor the Trustee will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a global note, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those interests.

Payments by participants and indirect participants in DTC to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of those participants or indirect participants and DTC.

Transfers between participants in DTC will be effected under DTC's procedures and will be settled in same-day funds. Transfers between participants in Euroclear or Clearstream will be effected in the ordinary way under the rules and operating procedures of those systems.

Cross-market transfers between DTC participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected within DTC through the DTC participants that are acting as depositaries for Euroclear and Clearstream. To deliver or receive an interest in a global note held in a Euroclear or Clearstream account, an investor must send transfer instructions to Euroclear or Clearstream, as the case may be, under the rules and procedures of that system and within the established deadlines of that system. If the transaction meets its settlement requirements, Euroclear or Clearstream, as the case may be, will send instructions to its DTC depositary to take action to effect final settlement by delivering or receiving interests in the relevant global notes in DTC, and making or receiving payment under normal procedures for same-day funds settlement applicable to DTC. Euroclear and Clearstream participants may not deliver instructions directly to the DTC depositaries that are acting for Euroclear or Clearstream.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant that purchases an interest in a global note from a DTC participant will be credited on the business day for Euroclear or Clearstream immediately following the DTC settlement date. Cash received in Euroclear or Clearstream from the sale of an interest in a global note to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Euroclear or Clearstream cash account as of the business day for Euroclear or Clearstream following the DTC settlement date.

DTC, Euroclear and Clearstream have agreed to the above procedures to facilitate transfers of interests in the global notes among participants in those settlement systems. However, the settlement systems are not obligated to perform these procedures and may discontinue or change these procedures at any time. Neither we nor the Trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their participants or indirect participants of their obligations under the rules and procedures governing their operations.

Certificated notes

Notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related notes only if:

•	DTC notifies us at any time that it is unwilling or unable to continue as depositary for the global notes and a successor depositary is not appointed within 90 days;

•	DTC ceases to be registered as a clearing agency under the Securities Exchange Act of 1934 and a successor depositary is not appointed within 90 days;

•	we, at our option, notify the Trustee that we elect to cause the issuance of certificated notes; or

•	certain other events provided in the Indenture should occur.

Certain tax considerations

The following is a summary of the material Swedish and United States federal income tax considerations related to the exchange of original notes for exchange notes pursuant to the exchange offer and to the acquisition, ownership and disposition of the exchange notes. This summary does not purport to address Swedish or United States federal income tax consequences applicable to holders of the notes in light of their particular circumstances or to holders subject to special rules, and it does not address the effects of any state, local or other foreign tax laws. Prospective investors are urged to consult their tax advisors as to the particular tax consequences to them of the exchange offer and of acquiring, holding and disposing of the notes.

Swedish taxation

The following summary generally outlines certain Swedish tax consequences to holders of the notes who are neither citizens nor tax residents of Sweden.

Under Swedish law, payments of principal or interest to the holder of any exchange note will not be subject to Swedish income tax, unless such holder (1) is a tax resident of Sweden, (2) carries on trade or business in Sweden where the payments of principal or interest are attributable to a permanent establishment or (3) is an estate which is liable to pay tax in Sweden. In addition, none of the exchange notes nor any holder thereof will be subject to Swedish inheritance tax unless such holder at the time of his death (1) was a citizen of Sweden, (2) was a resident of Sweden, (3) had an habitual abode in Sweden, (4) was married to a Swedish citizen and was a resident of Sweden within ten years preceding his death, or (5) held the notes as assets involved in a trade or business in Sweden conducted by the deceased. Inheritance and gift tax is proposed to be abolished as of January 1, 2005.

Swedish law does not impose withholding tax on payments of principal or interest to the holder of any exchange note except on payments of interest to a holder who is either an individual with tax residence in Sweden or an estate of a deceased individual resident in Sweden at the time of his death. Stena AB is obliged to notify holders of exchange notes outside Sweden and the Swedish tax authorities of payments of interest made to physical persons. Stena AB is obliged to notify the Swedish tax authorities of payments exceeding SEK 150,000 made to holders who are either a natural person, an estate or a legal entity.

Under Swedish law, capital gains on the disposition of exchange notes will not be subject to Swedish income tax unless a holder is a tax resident of Sweden, holds the exchange notes as assets involved in a trade or business in Sweden or is a Swedish estate. Natural persons not resident in Sweden are subject to Swedish net wealth tax only on immovable property situated in Sweden but not with respect to the notes.

United States federal income taxation

The following is a summary of the material United States federal income tax considerations applicable to holders that purchased the original notes pursuant to the initial offering at the initial issue price and that hold the original notes and the exchange notes as capital assets. This summary does not address all aspects of United States federal income taxation which may be relevant to investors in light of their particular circumstances, or to investors subject to special treatment under United States federal income tax law (including, for example, banks or other financial institutions, insurance companies, tax-exempt entities, dealers in securities or currencies, regulated investment companies, real estate investment trusts, traders in securities that have elected the mark-to-market method of accounting, persons that acquire notes as part of a synthetic security, straddle, hedge, conversion transaction or other integrated investment, persons that own (directly or indirectly) 10% or more of the voting power of the Company, or persons whose functional currency is not the United States dollar). In addition, this summary does not address any aspect of United States federal estate or gift taxation or other federal taxation or foreign, state or local tax considerations. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), the tax convention between the United States and Sweden, Treasury regulations, and administrative and judicial authorities, all as in effect on the date hereof and all of which are subject to change, possibly on a retroactive basis. Prospective investors are urged to consult their tax advisors regarding the United States federal, state, local, and foreign income and other tax consequences of the exchange offer and of acquiring, owning and disposing of the notes.

For purposes of this summary, a "United States holder" is a beneficial owner of an original note or exchange note that is (i) a citizen or individual resident of the United States, (ii) a corporation or other entity taxable as a corporation for United States federal income tax purposes that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate, the income of which is subject to United States federal income taxation without regard to the source of its income or (iv) a trust (x) if a United States court is able to exercise primary supervision over the administration of such trust and one more United States persons have the authority to control all substantial decisions of such trust or (y) that was in existence on August 20, 1996 and has properly elected to be treated as a United States person. A "non-United States holder" is a beneficial owner of an original note or exchange note (other than a partnership) that is not a United States holder.

If an entity treated as a partnership for United States federal income tax purposes holds original notes or exchange notes, the United States federal income tax treatment of a partner in such partnership attributable to the original notes or exchange notes will generally depend upon the status of the partner and the activities of the partnership. A partnership that acquires original notes or exchange notes and the partners in such partnership should consult their tax advisors regarding the United States federal income tax consequences of the exchange offer and of acquiring, owning and disposing of the notes through the partnership.

United States holders

Exchange of original notes for exchange notes.    The exchange of the original notes for the exchange notes pursuant to the exchange offer will not be treated as an exchange or other taxable event for United States federal income tax purposes because under applicable United States Treasury regulations the exchange notes will not differ materially in kind or extent from the original notes. Rather, the exchange notes received by a United States holder will be treated as a continuation of the original notes in the hands of such United States holder. As a result, there will be no United States federal income tax consequences to United States holders that exchange original notes for exchange notes pursuant to the exchange offer, and any such United States holder will have the same tax basis and holding period in the exchange notes as such United States holder had in the original notes immediately prior to the exchange.

Payments of interest.    Payments of interest on an exchange note will be included in the income of a United States holder as ordinary interest income in accordance with the United States holder's method of accounting for United States federal income tax purposes. If any foreign taxes are withheld with respect to interest payments on the exchange notes, a United States holder would be required to include in income any additional amounts (as described under "Description of notes — Payment of additional amounts" in this prospectus) paid and any tax withheld from the interest payment, notwithstanding that such withheld tax is not in fact received by such United States holder. A United States holder may be eligible, subject to a number of limitations, for a deduction or foreign tax credit with respect to any foreign tax withheld. Such interest will constitute foreign source income for United States federal income tax purposes and will generally be considered "passive" income, which is treated separately from other types of income in computing the United States holder's foreign tax credit. The calculation of foreign tax credits or deductions and the timing thereof for United States federal income tax purposes involves the application of complex rules that depend upon a holder's particular circumstances. Accordingly, United States holders are urged to consult their tax advisors regarding the creditability or deductibility of such taxes.

Sale, exchange, retirement or disposition of notes.    A United States holder will generally recognize capital gain or loss upon the sale, exchange, retirement or other disposition (collectively, a "disposition") of an exchange note in an amount equal to the difference, if any, between the amount realized from such disposition (less any amounts attributable to accrued interest, which will be taxable as ordinary interest income unless such interest has already been taken into account by such holder) and such United States holder's adjusted tax basis in the exchange note. Such capital gain or loss will be long-term capital gain or loss if the exchange note together with the original note exchanged therefor was held for more than one year at the time of such disposition. The deductibility of capital losses is subject to certain limitations. Any capital gain or loss on a disposition of a note will generally be treated as United States source income or loss for United States foreign tax credit purposes.

Non-United States holders

Subject to the discussion below regarding information reporting and backup withholding, an investment in the exchange notes by non-United States holders will generally not give rise to any United States federal income or withholding tax consequences, unless the interest received on, or any gain recognized on the disposition of, the exchange notes by such holders is treated as effectively connected with the conduct of a trade or business in the United States or, in the case of gains recognized by an individual, such individual is present in the United States for 183 days or more and certain other conditions are met. Non-United States holders are urged to consult their tax advisors as to their exemption from backup withholding and the procedure for obtaining such an exemption. In addition, the exchange of original notes for exchange notes pursuant to the exchange offer will not constitute an exchange or other taxable event to non-United States holders for United States federal income tax purposes.

Information reporting and backup withholding

Information reporting will generally apply to payments of principal and interest on an exchange note and to the proceeds of the disposition of an exchange note by United States holders other than certain exempt recipients (such as corporations). In addition, backup withholding may apply to such payments if the United States holder fails to provide its taxpayer identification number which, in the case of an individual, is his or her social security number, or otherwise fails to comply with applicable backup withholding requirements. A United States holder that does not provide such United States holder's correct taxpayer identification number may be subject to penalties imposed by the IRS. A non-United States holder may, in certain circumstances, be required to comply with certain information and identification procedures establishing that it is not a United States person to avoid information reporting and backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a holder's United States federal income tax liability, provided that the requisite procedures are followed and certain information is provided to the IRS.

Plan of distribution

Each broker-dealer that receives exchange notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for original notes where the original notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any resale.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account in the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of these methods of resale. These resales may be made at market prices prevailing at the time of resale, at prices related to these prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer and/or the purchasers of any of the exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account in the exchange offer and any broker or dealer that participates in a distribution of the exchange notes may be deemed to be an underwriter within the meaning of the Securities Act, and any profit on the resale of exchange notes and any commission or concessions received by those persons may be deemed to be underwriting compensation under the Securities Act. And such broker-dealer must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, including the delivery of a prospectus that contains information with respect to any selling holder required by the Securities Act in connection with any resale of the exchange notes. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an underwriter within the meaning of the Securities Act.

Furthermore, any broker-dealer that acquired any of its original notes directly from us:

•	may not rely on the applicable interpretation of the staff of the SEC's position contained in Exxon Capital Holdings Corp., SEC no-action letter (May 13, 1988), Morgan, Stanley & Co. Inc., SEC no-action letter (June 5, 1991) and Shearman & Sterling, SEC no-action letter (July 2, 1993); and

•	must also be named as a selling noteholder in connection with the registration and prospectus delivery requirements of the Securities Act relating to any resale transaction.

For a period of 180 days after the expiration date of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests these documents in the letter of transmittal. We have agreed to pay all expenses incident to the performance of our obligations in relation to the exchange offer. We will indemnify the holders of the notes, including any broker-dealers, against various liabilities, including liabilities under the Securities Act.

Legal matters

Certain legal matters in connection with the exchange notes will be passed on for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York as to matters of New York law and by Wistrand Advokatbyra Goteborg KB, Gothenburg, Sweden, as to certain matters of Swedish law. Skadden, Arps, Slate, Meagher & Flom LLP may rely, as to matters of Swedish law, on the opinion of Wistrand Advokatbyra Goteborg KB. Stefan Lindskog, one of our directors and a director of Stena Metall AB, and Anne-Marie Pouteaux, permanent secretary to our board of directors and a director of Stena Bulk AB, are each members of Wistrand Advokatbyra Goteborg KB.

Experts

The consolidated financial statements of Stena AB as of December 31, 2003 and December 31, 2002 and for each of the three years in the period ending December 31, 2003 included in this prospectus have been audited by KPMG Bohlins AB, independent registered public accountants, as indicated in their report appearing herein and are included herein in reliance upon such reports and upon the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Bostads AB Drott as of December 31, 2003 and for the year then ended included in this prospectus have been audited by Ernst & Young AB, independent auditors, as indicated in their report appearing herein and are included herein in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

Where you can find more information

We have filed with the SEC a registration statement on Form F-4 under the Securities Act with respect to our offering of the exchange notes. This prospectus does not contain all of the information in the registration statement. You will find additional information about us and the exchange notes in the registration statement. Any statements made in this prospectus concerning the provisions of legal documents are not necessarily complete and you should read the documents that are filed as exhibits to the registration statement.

We are currently subject to the reporting requirements of the Securities Exchange Act applicable to a foreign private issuer. In accordance with these requirements, we file reports and other information with the SEC. As a foreign private issuer, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

Our reports and other information may be obtained from or viewed at the SEC's Public Reference Room, 450 Fifth Street, N.W., Washington D.C. 20549 and at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. For more information on the operation of the Public Reference Room, call the SEC in the United States at 1-800-SEC-0330.

We intend to furnish to the holders of the notes annual reports containing audited financial statements examined by our independent auditors, and quarterly reports for the first three quarters of each fiscal year containing unaudited financial information. Such annual audited financial statements, which will include a report thereon by our independent registered public accountants, will be prepared in accordance with Swedish GAAP, together with a reconciliation of net income and shareholders' equity to US GAAP. In addition, during such time as we are not subject to the reporting and informational requirements of the Exchange Act, under the terms of the indenture, we will agree that, so long as the notes remain outstanding, we will furnish to the SEC and distribute to holders of the notes copies of the financial information that would have been contained in such annual reports and other reports that we would have otherwise been required to file with the SEC pursuant to the Exchange Act.

Report of independent registered public accounting firm

The Board of Directors,
Stena AB (publ)

We have audited the consolidated balance sheets of Stena AB (publ) and subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of income and cash flows for each of the years in the three year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (US). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Stena AB (publ) and subsidiaries as of December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2003 in conformity with generally accepted accounting principles in Sweden.

Generally accepted accounting principles in Sweden vary in certain significant respects from generally accepted accounting principles in the United States. Information relating to the nature and effect of such differences is summarized in Note 31 to the consolidated financial statements.

Gothenburg, Sweden
April 23, 2004, except for the seventh
paragraph of Note 30 for which
the date is November 11, 2004,
and except for the paragraphs of
Note 30 under the caption "New
$1 billion Credit Facility" for which
the date is December 16, 2004

/s/   Thord Elmersson
       Thord Elmersson

Authorized Public Accountant,
KPMG Bohlins AB

Stena AB and consolidated subsidiaries
Consolidated income statements
Years ended December 31, 2001, 2002 and 2003

		2001	2002	2003	2003
	Note	SEK	SEK	SEK	USD
		(In millions)			(unaudited- Note 1)
Revenues:	2
Ferry operations		7,909	8,486	8,597	1,179
Net gain (loss) on sale of vessels	3	(16)	20	50	7
Total ferry operations		7,893	8,506	8,647	1,186
Drilling		1,702	2,079	1,601	219
Shipping
Operations		2,498	1,812	2,242	308
Net gain on sale of vessels	3	171	28	64	9
Total shipping		2,669	1,840	2,306	317
Property
Operations		787	886	932	128
Net gain on sale of properties	3	41	104	126	17
Total property		828	990	1,058	145
Other		12	10	7	1
Total revenues		13,104	13,425	13,619	1,868
Direct operating expenses:
Ferry operations		(6,223)	(6,264)	(6,443)	(884)
Drilling		(544)	(949)	(810)	(111)
Shipping		(1,748)	(1,451)	(1,698)	(233)
Property		(299)	(356)	(382)	(52)
Other		(15)
Total direct operating expenses		(8,829)	(9,020)	(9,333)	(1,280)
Selling and administrative expenses	4	(1,421)	(1,468)	(1,522)	(209)
Non-recurring items		18
Depreciation and amortization	2	(1,605)	(1,764)	(1,742)	(239)
Total operating expenses		(11,837)	(12,252)	(12,597)	(1,728)
Income from operations		1,267	1,173	1,022	140
Share of affiliated companies´ results	5	131	51
Gain on sale of affiliated company	5		601
Financial income and expense:
Dividends received		5	15	39	5
Gain (loss) on securities, net	6	107	(77)	185	25
Interest income		120	212	85	12
Interest expense		(913)	(1,036)	(824)	(113)
Foreign exchange gains (losses), net	7	(74)	29	27	4
Other financial income (expense), net	8	158	32	(18)	(2)
Total financial income and expense		(597)	(825)	(506)	(69)
Minority interest		4	1	2
Income before taxes		805	1,001	518	71
Income taxes	9	605	30	1
Net income		1,410	1,031	519	71

The accompanying notes form an integral part of these Consolidated Financial Statements.

Stena AB and consolidated subsidiaries
Consolidated balance sheets
December 31, 2002 and 2003

		2002	2003	2003
	Note	SEK	SEK	USD
			(In millions)	(unaudited- Note 1)
Assets
Noncurrent assets:
Intangible assets		14	11	2
Tangible fixed assets:	11
Vessels		13,805	13,208	1,812
Construction in progress		961	589	81
Equipment		481	592	81
Property		7,821	7,625	1,046
Total tangible fixed assets		23,068	22,014	3,020
Financial fixed assets:
Marketable securities	12	1,076	2,522	346
Other noncurrent assets	13	732	861	118
Total financial fixed assets		1,808	3,383	464
Total noncurrent assets		24,890	25,408	3,486
Current assets:
Inventories		240	235	32
Trade debtors		1,016	895	123
Other receivables	14	1,210	673	92
Prepaid expenses and accrued income	15	885	870	119
Short-term investments	16	323	328	45
Cash and cash equivalents	17	2,100	1,718	236
Total current assets		5,774	4,719	647
Total assets		30,664	30,127	4,133
Stockholders´ equity and liabilities
Stockholders' equity:	18
Capital stock		5	5	1
Restricted reserves		626	583	80
Total restricted equity		631	588	81
Retained earnings		9,927	10,363	1,422
Net income		1,031	519	71
Total unrestricted reserves		10,958	10,882	1,493
Total stockholders' equity		11,589	11,470	1,574
Provisions:	19
Deferred income taxes		590	961	132
Other		303	186	26
Total provisions		893	1,147	158
Noncurrent liabilities:
Long-term debt	20	9,816	10,423	1,425
Senior Notes	21	4,157	2,699	375
Capitalized lease obligations	22	499	1,329	182
Other noncurrent liabilities	23	120	174	24
Total noncurrent liabilities		14,592	14,625	2,006
Current liabilities:
Short-term debt	20	263	331	45
Capitalized lease obligations	22	21	44	6
Trade accounts payable		569	436	60
Income tax payable		80	31	4
Other		933	323	44
Accrued costs and prepaid income	24	1,724	1,720	236
Total current liabilities		3,590	2,885	395
Total stockholders´ equity and liabilities		30,664	30,127	4,133
Pledged assets	25	22,680	20,995	2,880
Commitments and contingent liabilities	25	2,080	2,361	324

The accompanying notes form an integral part of these Consolidated Financial Statements.

Stena AB and consolidated subsidiaries
Consolidated statements of cash flows
Years ended December 31, 2001, 2002 and 2003

		2001	2002	2003	2003
	Note	SEK	SEK	SEK	USD
			(In millions)		(unaudited- Note 1)
Net cash flows from operating activities:
Net income		1,410	1,031	519	71
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2	1,605	1,764	1,742	239
Share of affiliated companies´ results		(131)	(51)
(Gain) on sale of affiliated company			(601)
(Gain)/loss on sale of tangible fixed assets	3	(194)	(151)	(241)	(34)
(Gain)/loss on securities, net		(107)	77	(185)	(25)
(Gain)/loss on sale of subsidiary		5
Unrealized foreign exchange (gains)/losses		56	412	268	37
Deferred income taxes	9	(679)	(59)	(59)	(8)
Minority interests		(4)	(1)	(2)
Other non cash items		(392)	(2)	(51)	(7)
Net cash flows from trading securities		(227)	42	11	2
Cash flow from operations before changes in working capital		1,342	2,461	2,002	275
Changes in working capital:
Receivables		(425)	(274)	542	74
Prepaid expenses and accrued income		16	48	(36)	(5)
Inventories		24	11	(1)
Trade accounts payable		255	154	(101)	(14)
Accrued costs and prepaid income		(302)	(288)	36	5
Income tax payable		46	(102)	(38)	(5)
Other current liabilities		70	133	(614)	(84)
Net cash provided by operating activities		1,026	2,143	1,790	246
Net cash flows from investing activities:
Cash proceeds from sale of tangible fixed assets	3	746	986	1,179	162
Capital expenditure on tangible fixed assets	2	(3,875)	(2,359)	(3,148)	(432)
Purchase of subsidiary net of cash acquired		499
Proceeds from sale of subsidiary		(212)
Proceeds from sale of affiliated company			2,711
Proceeds from sale of securities		948	557	1,377	189
Purchase of securities		(675)	(735)	(2,741)	(376)
Increase of noncurrent assets		(100)	(39)	(231)	(32)
Decrease of noncurrent assets		695	22
Other investing activities		(24)	(207)	8	1
Net cash (used in)/provided by investing activities		(1,998)	936	(3,556)	(488)
Net cash flows from financing activities:
Proceeds from issuance of debt		3,455	3,062	2,260	310
Principal payments on debt		(5,153)	(4,790)	(4,502)	(618)
Net change in borrowings on line-of-credit agreements		3,555	(1,289)	1,416	194
Proceeds from new capitalized lease obligations			343	1,167	160
Principal payments on capitalized lease obligations		(57)	(301)	(64)	(9)
Net change in restricted cash accounts		133	(10)	1,695	233
Other financing activities		81	(179)	(528)	(72)
Net cash provided by/(used in) financing activities	10	2,014	(3,164)	1,444	198
Effect of exchange rate changes on cash and cash equivalents		18	3	(60)	(8)
Net change in cash and cash equivalents		1,060	(82)	(382)	(52)
Cash and cash equivalents at beginning of year		1,122	2,182	2,100	288
Cash and cash equivalents at end of year		2,182	2,100	1,718	236

The accompanying notes form an integral part of these Consolidated Financial Statements.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements

Years ended December 31, 2001, 2002 and 2003

Note 1    Summary of significant accounting principles

The consolidated financial statements present the financial position and results of operations of Stena AB (publ) and consolidated subsidiaries (the "Company") and are prepared in accordance with generally accepted accounting principles in Sweden (Swedish GAAP). Swedish GAAP differs in certain respects from accounting principles generally accepted in the United States (US GAAP). The principal differences that affect the Company's consolidated net income and stockholders' equity are disclosed in note 31.

Solely for the convenience of the reader, the 2003 financial statements have been translated from Swedish kronor (SEK) into United States dollars ($) using the September 30, 2004 Noon Buying Rate of the Federal Reserve Bank of New York of $1.00 = SEK 7.2890.

Basis of consolidation

The consolidated financial statements include Stena AB and all subsidiaries, defined as companies in which Stena AB, directly or indirectly, owns shares representing more than 50% of the voting rights or in another way has a controlling influence. Intercompany transactions are eliminated on consolidation. Acquisitions are accounted for in accordance with the acquisition accounting method. Any resulting negative goodwill is amortized according to a plan, established in connection with the acquisition, normally over a one to four year period to offset trading losses and restructuring costs anticipated on acquisition.

Foreign exchange

Assets and liabilities of foreign subsidiaries are translated at year end exchange rates and income statement items are translated at average exchange rates prevailing during the year. Exchange differences arising on the translation of financial statements of foreign subsidiaries are taken directly to stockholders' equity.

The following exchange rates have been used for consolidation purposes:

	Average rates			Closing rates
	2002	2003	%	2002	2003	%
USD	9.7243	8.0894	(17%)	8.8250	7.2750	(18%)
GBP	14.5797	13.1946	(10%)	14.1475	12.9125	(9%)
EUR	9.1627	9.1250	—	9.1925	9.0940	(1%)

Investment in associated companies

The equity method of accounting is used in companies in which the Company owns shares representing between 20% and 50% of the voting rights and/or has a significant influence. The Company records its proportionate share of the net income (loss) of these associated companies´ results in the consolidated income statement as Share of affiliated companies´ results or in Direct operating expenses. Dividends received are recorded as a reduction of the carrying value.

Estimates and concentrations

The preparation of financial statements in accordance with generally accepted accounting principles in Sweden requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from such best estimates.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 1    Summary of significant accounting principles — continued

The Company operates in the shipping and offshore drilling industries which historically have been cyclical with corresponding volatility in profitability and vessel values. Vessel values are strongly influenced by charter rates which in turn are influenced by the level and pattern of global economic growth and the world-wide supply and demand for vessels. The spot market for tankers is highly competitive and charter rates are subject to significant fluctuations. Dependence on the spot market may result in lower utilization. In addition, the Company's ferry operations are highly seasonal. Each of the aforementioned factors are important considerations associated with the Company's determination of the carrying amount of owned vessels. The Company seeks to mitigate the effect of such factors by various means such as by obtaining long-term charter contracts.

New accounting principles

No new accounting principles have been adopted in 2003.

Revenue recognition

The Company's shipping and drilling revenues are derived from charter contracts. Revenue is recognized evenly witin the charter period. Provision is made in advance for any on-going loss contracts. Revenues from the Company's ferry operations consist of ticket sales, onboard sales and freight revenues and are recognized in the period services are rendered. Rental income from the Company's real estate operations is derived from leases and is recognized on a straight line basis over the life of the leases.

Sale of vessels and properties

Net gain (loss) on sale of vessels and properties are included as a component of revenues. Vessel and property sales are recorded when title to the asset and risk of loss has passed to the buyer and consideration has been exchanged. Assets sold but not yet delivered are shown at net book value and are classified as current assets if financed by short-term borrowings.

Depreciation and amortization

Tangible fixed assets are depreciated over their total estimated economic useful lives using the straight-line method from the date when the asset is ready for use and over periods as follows:

Vessels: Drilling rigs	10-15 years
Crude oil tankers	15 years
RoRo vessels	15 years
RoPax vessels	20 years
HSS vessels and other fast ferries	20 years
Ferries	25 years
Equipment	3-5 years
Buildings for own use	50 years

Properties included in the Company´s real estate operations are depreciated at 1% annually based upon acquisition values.

Intangible assets are amortized over 5 years.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 1    Summary of significant accounting principles — continued

Financial instruments

In order to qualify for deferral hedge accounting of unrealized gains and losses on financial instruments, such instruments must be designated as and effective as a hedge of an underlying asset or liability or firm commitment or anticipatory transaction. Management reviews the correlation and effectiveness of its financial instruments on a periodic basis. Financial instruments that do not meet the criteria for hedge accounting treatment are marked-to-market. Unrealized gains are deferred and recognized only when realized while unrealized losses are recorded in the income statement.

It is the Company's policy that terms and contractual maturities of financial instruments that are designed to hedge interest rate and foreign currency exposures correspond to the terms, and where appropriate, the maturities of the underlying hedged transactions.

Results from all types of financial derivative instruments, with the exception of those used for financial trading purposes, are either recorded as an adjustment of the value of the underlying asset or liability or as an adjustment of the revenue or expense of such item and in such period the financial instrument is intended to hedge.

Realized gains and losses that result from the early termination of financial instruments are deferred and are included in (i) the determination of the carrying value of the underlying asset or liability in the consolidated balance sheet or (ii) the income statement when the anticipated transaction actually occurs. If an underlying asset or liability is sold or settled, any related financial instrument is then marked-to-market and the resulting unrealized gain or loss is recorded as part of the gain or loss on sale or settlement of the underlying item.

Premiums paid for the purchase of foreign currency and interest rate options are recorded as a prepaid expense in the consolidated balance sheet and are amortized as an adjustment of the underlying revenue or expense over the terms of the agreement.

Foreign exchange risk management

Translation exposure from net assets in foreign subsidiaries (Equity exposure) — Exchange rate differences arising from the translation of financial statements of foreign subsidiaries are taken directly to stockholders' equity. Exchange differences from borrowings in foreign currency or forward contracts designated as a hedge of such exposure is taken directly to the stockholder's equity to match the exchange difference of the related net investment in the foreign subsidiary.

Translation exposure — Monetary assets and liabilities denominated in foreign currencies arising in the normal course of business are translated at the year end exchange rates and any foreign exchange rate forwards, currency swaps or options contracts used as hedges of such items are equally marked to market at the same rate and the results thereto are recorded as an adjustment of the value of the underlying asset or liability. Any premiums or discount from foreign exchange or swap contracts are recognized as an adjustment of the Company's net interest expense.

Transaction exposure — Realized results from foreign exchange forward contracts or from currency option contracts, including premiums paid or received, that are used to hedge firm committments or anticipated transactions in foreign currency are deferred and are recognized as an adjustment of such transaction when it actually occurs. Any premiums or discount from foreign exchange or currency swap contracts are included in the operating result.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 1    Summary of significant accounting principles — continued

Interest rate risk management

Interest rate derivative instruments such as interest rate forward contracts, swaps or options — The interest receivable and interest payable under the terms of any interest rate derivative contracts are accrued and recorded as an adjustment to the interest expense of the underlying debt obligation. The Company accounts for the amounts due from or payable to the counterparties of such instruments on an accrual basis at each reporting date based on amounts computed by reference to the respective contracts. Generally, the maturity dates of the hedged debt extends beyond the contractual term of the hedge contracts. Accrual accounting is used over the contractual life of interest rate swaps or options that are used in connection with the Company's overall program of interest rate management as long as such hedge contracts are considered effective in managing the Company's interest rate risk.

Bunker fuel risk managment

The company has an exposure to the price of bunker fuels used for the operation of its vessels and uses forward contracts and options to hedge its oil price risk. Hedges are regularly taken out to match the underlying cost of physical bunker fuel supplies. Results from such hedge contracts are deferred and recognized as an adjustment of such cost when it actually occurs.

Taxes

Taxes are divided into current taxes and deferred taxes. Deferred income taxes include the tax effect of unutilized tax losses calculated at current tax rates and other temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. Deferred tax assets are recognized to the extent that it is more likely than not that an asset will be realized.

Accounting for subsidies

Subsidies received in connection with acquisition of vessels and ports are deducted from the cost of the investment while subsidies related to operations reduce the corresponding costs.

Tangible fixed assets

Property, vessels and equipment are recorded at cost less accumulated depreciation. Extra depreciation is recorded on impairment, if deemed to be permanent. Repair and maintenance costs are expensed as incurred. Dry-docking costs for vessels are capitalized and amortized over the time until next dry-docking. Dry-docking costs for ferries are capitalized as prepaid expenses and amortized as direct operating expenses due to its annual nature, while dry-docking costs for other vessels are capitalized as cost of the vessel and depreciated.

On-going projects include advance payments made as well as other direct and indirect project costs including capitalized interest costs, using the Company's current available rate of borrowing for the applicable project. All other interest costs are expensed in the income statement.

Impairment of tangible and intangible fixed assets

Tangible and intangible fixed assets are reviewed on an on-going basis for impairment, to indicate if the carrying amount of an asset or a group of assets may not be recoverable. The

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 1    Summary of significant accounting principles — continued

Company uses appraisals carried out by independent international vessel and property brokers and discounted cash flows as its primary indicators of potential impairment. If, at a balance sheet date, there is an indication that an asset has been impaired, the recoverable amount of the asset is estimated. An impaired asset is written down to its estimated fair value if the decline in value is deemed to be permanent.

Leasing

When the Company enters into a lease or other similar arrangement which entails taking substantially all the risks and rewards of ownership of an asset, the lease is treated as a capital lease. Such leased assets are classified in the balance sheet as tangible fixed assets and are depreciated over the estimated useful life. The present value of the future minimum lease payments is recorded as a capital lease obligation. The assets are depreciated according to plan while rent payments are apportioned between the interest element which is charged to operations and the capital element that is recorded as a reduction of the capital lease obligation. Other leased assets are recorded as operating leases. The lease charges for such leases are expenses in the period to which they relate.

Financial fixed assets

Investments in current marketable securities held for trading purposes and noncurrent marketable securities that are held for purposes other than trading are recorded at the lower of cost or market. Net unrealized gains on a portfolio of investments are not recognized and net unrealized losses are recognized in the income statement as part of gain (loss) on securities.

Inventories

Inventories are carried at the lower of cost (FIFO) or market value.

Receivables

Receivables are recorded at their expected net realizable value.

Short-term investments

Short-term investments include restricted cash blocked for guarantees etc and marketable debt and equity securities. Valuation is carried at the lower of cost (FIFO) or market value.

Cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Provisions

A provision is accounted for as a liability when there is a commitment from an activity, when it is likely that there will be an outflow of resources and when there is a reliable estimate of the amount.

Note 2    Segment information

The Company is active internationally, primarily in the areas of ferry operations, drilling, shipping, property and finance. Ferry operations are performed through Stena Line in the

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 2    Segment information — continued

Scandinavia, North Sea and Irish Sea areas and through Scandlines in Öresund and the south of the Baltic Sea. Drilling includes the ownership and operation of a fleet of semi-submersible drilling rigs and is operated from Aberdeen in Scotland. Shipping includes the ownership and chartering of Roll-on/Roll-off vessels and crude oil tankers. To support these activities, the Company is also engaged in the management and crewing as well as the design and rebuilding of such vessels. The property operations relate to investments in residential and commercial real estate, principally in Sweden and The Netherlands. Other business activities include financial activities and investments in new business areas through the unit Stena Adactum as well as non-allocated central administration costs. A primary measure of profitability for all these segments is income from operations. There are no significant transactions between the operating segments.

	Year ended December 31,
(SEK in millions)	2001	2002	2003
Income from operations by segment:
Ferry operations	(43)	483	397
Net gain (loss) on sale of vessels	(16)	20	50
Total ferry operations	(59)	503	447
Drilling	468	278	(33)
Shipping:
Roll-on/Roll-off vessels	5	(13)	(47)
Crude oil tankers	357	(7)	198
Other shipping	(11)	(10)	3
Net gain on sale of vessels	171	28	64
Total shipping	522	(2)	218
Property:
Operations	373	397	399
Net gain on sale of properties	41	104	126
Total property	414	501	525
Other	(78)	(107)	(135)
Income from operations	1,267	1,173	1,022

	Year ended December 31,
(SEK in millions)	2001	2002	2003
Depreciation and amortization by segment:
Ferry operations	772	801	811
Drilling	586	747	694
Shipping:
Roll-on/Roll-off vessels	141	124	121
Crude oil tankers	39	20	27
Other shipping	5	5	6
Total shipping	185	149	154
Property	54	62	77
Other	8	5	6
Total	1,605	1,764	1,742

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 2    Segment information — continued

	Year ended December 31,
(SEK in millions)	2001	2002	2003
Depreciation and amortization expense consists of the following components:
Vessels	1,437	1,564	1,513
Equipment	42	49	65
Property	120	148	162
Total tangible fixed assets	1,599	1,761	1,740
Intangible assets	6	3	2
Total	1,605	1,764	1,742

Depreciation and amortization expense includes amortization of assets under capitalized leases amounting to SEK 151 million, SEK 140 million and SEK 176 million for the years ended December 31, 2001, 2002, and 2003, respectively.

	Year ended December 31,
(SEK in millions)	2001	2002	2003
Capital expenditure by segment:
Ferry operations	371	891	1,577
Drilling	1,966	196	358
Shipping:
Roll-on/Roll-off vessels	163	341	542
Crude oil tankers	48	400	361
Other shipping	7	7	8
Total shipping	218	748	911
Property	1,317	519	288
Other	3	5	14
Total	3,875	2,359	3,148

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 2    Segment information — continued

Geographic information:

The Company's shipping operations include the ownership and chartering of vessels as well as the operation and management of crude oil tankers and are performed throughout the world. Accordingly, such revenues and assets are not presented on a country by country basis. The Company's drilling operations are conducted in the North Sea, Norwegian sector (Scandinavia) and UK sector (Europe, other), Far East and other markets, while the Company's property operations are conducted primarily in Sweden and The Netherlands.

	Year ended December 31,
(SEK in millions)	2001	2002	2003
Revenues:
Scandinavia	6,198	7,008	7,387
Europe, other	3,191	3,530	3,124
Other markets	1,046	1,047	802
Shipping operations	2,669	1,840	2,306
Total	13,104	13,425	13,619

	Year ended December 31,
(SEK in millions)	2002	2003
Identifiable assets:
Scandinavia	12,571	14,562
Europe, other	12,436	9,807
Other markets	3,549	3,146
Shipping operations	2,108	2,612
Total	30,664	30,127

Note 3    Sale of tangible fixed assets

		Year ended December 31,
(SEK in millions)		2001	2002	2003
Vessels	Cash proceeds from sale of vessels	565	648	735
	Net book value of vessels sold	(410)	(600)	(621)
	Net gain on sale of vessels	155	48	114
Equipment	Cash proceeds from sale of equipment	1	5	3
	Net book value of equipment sold	(3)	(6)	(2)
	Net gain (loss) on sale of equipment	(2)	(1)	1
Property	Cash proceeds from sale of property	180	333	441
	Net book value of property sold	(139)	(229)	(315)
	Net gain on sale of property	41	104	126
Total	Cash proceeds from sale of vessels, equipment and property	746	986	1,179
	Net book value of assets sold	(552)	(835)	(938)
	Total gain	194	151	241

Net gain (loss) on sale of equipment is included in operating expenses.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 4    Selling and administrative expenses

For the year ended December 31, 2003, selling and administrative expenses include SEK 136 million relating to administration expenses. Selling expenses include costs for doubtful receivables of SEK 10 million. For the year ended December 31, 2002, selling and administrative expenses included SEK 112 million of administration expenses and selling expenses included costs for doubtful receivables of SEK 6 million.

Fees and other remuneration to auditors and advisors have developed as below. Audit fees include audit of the financial statements, the accounts and the administration by the Board of Directors and the Managing Director, other activities that the auditor is required to perform and advice that the auditor may give based on the results of the audit. Everything else is regarded as non-audit services.

	Year ended December 31,
(SEK in millions)	2001	2002	2003
Audit services	18	17	21
Non-audit services	25	22	24
Total fees and other remuneration	43	39	45

Note 5    Affiliated companies

Investments in affiliated companies relate to major investments of strategic issues. Results from other associated companies, having a more direct link to normal operations, is accounted for within direct operating expenses.

The investment in P&O Stena Line was sold in August 2002. The share of results for P&O Stena Line amounted to SEK 131 million in 2001 and SEK 51 million in 2002. In 2003, no strategic investments are included.

Note 6    Gain (loss) on securities, net

Information regarding sales of marketable securities is as follows:

	Year ended December 31,
(SEK in millions)	2001	2002	2003
Proceeds	948	557	1,377
Gross gains	265	38	273
Gross losses	(142)	(105)	(113)
Total net gain (loss)	123	(67)	160

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 6    Gain (loss) on securities, net — continued

Information regarding sales of short-term investments listed above is as follows:

	Year ended December 31,
(SEK in millions)	2001	2002	2003
Proceeds	1,812	2,464	2,808
Gross gains	3	84	70
Gross losses	(19)	(94)	(45)
Total net gain (loss)	(16)	(10)	25
Total net gain (loss) on securities	107	(77)	185

Note 7    Foreign exchange gains (losses)

Foreign exchange gains (losses) consist of (i) gains and losses incurred in connection with the Company's foreign currency trading activities (see Note 26) and (ii) gains and losses arising from the translation of amounts in foreign currencies and transactions denominated in foreign currencies.

	Year ended December 31,
(SEK in millions)	2001	2002	2003
Currency trading activities, net	4	45	10
Translation differences	(78)	(16)	17
Total	(74)	29	27

Note 8    Other financial income (expense)

	Year ended December 31,
(SEK in millions)	2001	2002	2003
Release of reserve for ferry operations	277	174	120
Amortization of deferred financing costs	(36)	(56)	(50)
Bank charges	(23)	(20)	(21)
Other items	(60)	(66)	(67)
Total	158	32	(18)

The reserve for ferry operations relates to the excess of SEK 658 million of the carrying value of the Stena Line $300 million Senior Notes over their redemption price in late 2000. See also Note 16. This excess value is released between 2001 to 2004 according to a plan determined at the end of 2000.

Deferred financing costs include costs for the issue of senior notes, revolving credit facilities, finance leases etc. See Note 13. All of these costs are amortized over the life of the borrowings. Other items in 2003 include SEK (63) million paid as a fee for the 1995 and 1997 Senior notes, being the premium paid over nominal amount. Other items in 2002 include SEK (34) million paid as a fee for the redemption of the Stena Tay notes.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 9    Income taxes

Income before taxes was distributed geographically as follows:

	Year ended December 31,
(SEK in millions)	2001	2002	2003
Sweden	(570)	233	101
Rest of the world	1,244	116	417
Share of affiliated companies´ results	131	51
Gain on sale of affiliated company		601
Total	805	1,001	518

Income tax (expense) benefit consists of the following:

	Year ended December 31,
(SEK in millions)	2001	2002	2003
Current:
Sweden	(8)	(5)	(8)
Rest of the world	(66)	(24)	(50)
	(74)	(29)	(58)
Deferred:
Sweden	578	(55)	7
Rest of the world	101	114	52
	679	59	59
Total	605	30	1

The deferred taxes in 2001 include SEK 332 million in tax losses realized in Sweden in connection with the reorganization of Stena Line into the Stena AB group and SEK 308 million of tax losses related to the 2001 operations of Stena Line which can be utilised by other Swedish companies.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 9    Income taxes — continued

The principal reasons for the difference between the statutory tax rate in Sweden and the effective tax rate are set forth below:

	Year ended December 31,
(Percentages)	2001	2002	2003
Statutory income tax rate	28	28	28
Differences in foreign tax rates	(31)	1	(33)
Taxes related to previous years	(7)	(14)	(2)
Losses not currently utilized		4	12
Expenses not deductible	1	4	7
Nontaxable gains on sale of affiliated company		(14)
Nontaxable income		(7)	(11)
Utilization of tax loss carryforwards	(61)		(2)
Share of affiliated companies´ results	(5)	(3)	(4)
Other		(2)	5
Effective income tax rate	(75)	(3)	0

Differences in foreign tax rates in 2001 relate to income in countries with low tax rates and losses in countries with higher tax rates. The utilization of further tax loss carryforwards in 2001 relate to Stena Line as above.

Taxes related to previous years include recognized accrued interest in the United Kingdom, where interest is tax deductible only when paid.

Details of the deferred tax balances and the principal sources of temporary differences are provided in Note 19.

Note 10     Cash flow specification

Total borrowings from the issuance of new debt, bank facilities and new capital leases in 2003 were SEK 4,843 million. SEK 2,249 million of this amount was used to repay the remaining balance of the 1995 Senior Notes and the total of the 1997 Senior Notes while SEK 873 million was used to repay principal amount of existing debt. Net change in restricted cash accounts in 2003 was SEK 1,695 million due to the release of funds following the acquisition from third parties of two companies which owned the capital leases on two HSS vessels leased by the Company. The funds released were used to repay indebtedness of SEK 1,380 million which was acquired as a part of this transaction.

In 2002, total borrowings from the issuance of new debt, bank facilities and new capital leases were SEK 3,405 million. SEK 216 million of this amount was used to repay part of the 1995 Senior Notes, SEK 1,243 million to repay the Stena Tay private placement, SEK 1,884 million to repay a short-term EUR facility and SEK 1,447 million was used to repay principal amount of other debt.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 11    Tangible fixed assets

The movements during the year ended December 31, 2003 are as follows:

(SEK in millions)	Vessels	Construction in progress	Equipment	Property	Total
Acquisition cost as of beginning of year	18,879	961	575	8,246	28,661
Additions	790	1,751	202	405	3,148
Disposals	(991)		(22)	(331)	(1,344)
Transfers	1,844	(1,865)	21
Translation differences	(1,874)	(258)	(50)	(162)	(2,344)
Acquisition cost as of end of year	18,648	589	726	8,158	28,121
whereof capitalized interest	652	11			663
Accumulated depreciation as of beginning of year	(5,074)		(94)	(425)	(5,593)
Disposals	370		20	16	406
Translation differences	761		21	38	820
Transfers	16		(16)
Current year depreciation	(1,513)		(65)	(162)	(1,740)
Accumulated depreciation as of end of year	(5,440)		(134)	(533)	(6,107)
Net book value as of beginning of year	13,805	961	481	7,821	23,068
Net book value as of end of year	13,208	589	592	7,625	22,014

The insured value of the whole vessel fleet as of December 31, 2003 was SEK 16 068 million to be compared to SEK 20 859 million as of December 31, 2002.

As of December 31, 2003, Construction in progress includes in total 11 newbuildings. A RoRo vessel has been acquired from an Italian shipyard to be completed in Croatia for delivery in early 2004. Four Product tankers are under construction in Croatia for delivery in 2004 to 2005. In China, the Company ordered in 2003 two Panamax tankers for delivery in 2005 to 2006 in addition to the 75% interest in the earlier ordered two Panamax tankers for delivery in 2004. Finally, two Aframax tankers are under construction in Korea for delivery in 2005 to 2006. In total, the contract amount with the shipyards amounts to SEK 2,475 million.Yard payments of SEK 376 million, interest costs of SEK 11 million and other capitalized items of SEK 202 million are included in Construction in progress at December 31, 2003.

The amount of interest capitalized on construction in progress was SEK 198 million, SEK 26 million and SEK 15 million for the years ended December 31, 2001, 2002 and 2003, respectively.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 11    Tangible fixed assets — continued

Property is specified as follows:

(SEK in millions)	Real estate	Buildings and land	Total
Acquisition cost as of beginning of year	6,524	1,722	8,246
Additions	288	117	405
Disposals	(331)		(331)
Translation differences	(19)	(143)	(162)
Acquisition cost as of end of year	6,462	1,696	8,158
Accumulated depreciation as of beginning of year	(249)	(176)	(425)
Disposals	16		16
Translation differences	1	37	38
Current year depreciation	(76)	(86)	(162)
Accumulated depreciation as of end of year	(308)	(225)	(533)
Net book value as of beginning of year	6,275	1,546	7,821
Net book value as of end of year	6,154	1,471	7,625

Real estate relates to the commercial properties operated by the business area Stena Fastigheter (Property). Total market value for the real estate at December 31, 2003 is approximately SEK 8,750 million, based upon valuations from different banks and internal estimates. Out of the net book value as of December 31, 2003 for real estate, SEK 4,734 million relates to Swedish properties, of which land was SEK 613 million. The tax assessment value for these properties amounted to SEK 4,801 million, out of which land was SEK 1,224 million. Out of the net book value as of December 31, 2002, SEK 4,848 million related to Swedish properties, of which land was SEK 586 million. The tax assessment value for these properties amounted to SEK 4,609 million, out of which land was SEK 1,188 million.

Buildings and land represent the group´s assets used in its business including office buildings, ferry terminals and other structures. In connection with investments in ferry terminals in the United Kingdom in 2003, subsidies of SEK 43 million have been received, which have been recorded as a reduction of the cost of the investment.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 12    Marketable securities

The carrying value of investments in marketable securities classified as noncurrent consist of the following:

	As of December 31,
	2002	2002	2003	2003
(SEK in millions)	Book value	Fair value	Book value	Fair value
Floating rate notes (FRNs) and bonds	655	652	725	743
Strategic equity shares	421	471	1,797	2,495
Total	1,076	1,123	2,522	3,238

All noncurrent marketable securities are considered by management to be available for sale. Gains and losses realized from the sale of investments are determined by reference to the carrying value of the specific security sold.

The movements in marketable securities for the year ended December 31, 2003 are as follows:

(SEK in millions)	FRNs and bonds	Strategic equity shares	Total
Investment as of beginning of year	655	421	1,076
Additions	511	2,230	2,741
Disposals	(354)	(846)	(1,200)
Revaluations	(1)	(1)	(2)
Revaluations, reversed	11		11
Exchange differences	(97)	(7)	(104)
Investment as of end of year	725	1,797	2,522

Investments in marketable securities are recorded at cost. Revaluation down to market value is recognized through the income statement if the decline in value is estimated to be permanent. Reversal of revaluation is made if deemed to be no longer needed.

Bonds include investments in interest bearing funds. The result of such funds are recorded when realized. As of December 31, 2003, bonds at a value of SEK 35 million had been pledged as securities for bank debt, to be compared with SEK 112 million as of December 31, 2002.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 12    Marketable securities — continued

Strategic equity shares include long-term investments in listed shares as follows:

(SEK in millions)	No. of shares	Book value	Fair value
Held by parent company:
Karo Bio	174,876	6	5
Bioinvent	150,000	2	2
Vitrolife	110,000	3	3
Simon group plc	1,045,000	6	6
Dyax Corp	23,000	1	1
Incyte Genomics	28,000	2	2
Protein Design Labs	26,000	4	4
Isis Pharmaceutical	25,000	1	1
Decode Genetics	40,000	3	2
Abgenix Inc	25,000	3	2
Human Genome Sciences	24,000	2	2
		33	30
Held by subsidiaries:
Gunnebo	2,644,560	273	475
Capio	367,100	26	21
Ballingsl|$$|Adov	2,134,426	126	168
Song Networks	6,104,841	163	402
Song Networks, convertibles		43	60
Drott	9,131,000	1,074	1,274
Lukoil	79,700	22	28
Others		37	37
Total listed shares		1,797	2,495

Note 13    Other noncurrent assets

Other Noncurrent Assets

(SEK in millions)	Deferred tax assets	Other receivables	Shares	Deferred costs	Total
As of beginning of year	27	153	429	123	732
Additions		207	50	75	332
Movements/Disposals		(22)	(19)	(51)	(92)
Amortization			(28)		(28)
Exchange differences	(2)	(27)	(37)	(17)	(83)
As of end of year	25	311	395	130	861

Deferred tax assets relate to unutilized tax losses carried forward.

Other receivables as of December 31, 2003 include a loan to a related party of SEK 10 million. See Note 29.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 13    Other noncurrent assets — continued

Shares include investments in joint ventures in Norway involved in the shuttle tanker business and other non-listed shares.

Deferred costs include financing costs for Senior Notes, revolving credit facilities and capitalized lease obligations. All of these costs are amortized over the life of the borrowings and are included as part of financial expense. In 2003, the remaining costs for the 1995 and 1997 Senior Notes were amortized. See Note 8.

Shares are specified as follows:

(SEK in millions)		No. of shares	Book value
Held by parent company:
Alligator		10,000	7
Astacorotene		33,750
Merkant		150,000
Prostalund		609,303	31
Ram one		100,000	91
Univits		3,088,670	2
			131
Held by subsidiaries:
Örgryte Bostads AB & Co KB	Sweden		3
Partrederiet SUST I DA	Norway	50%	51
Partrederiet SUST III DA	Norway	50%	64
Ugland Stena Storage A/S (USS)	Norway	50%	1
Stena Ugland Shuttle Tanker Ltd (SUST)	Cayman Islands	50%
Austen Maritime Services Pte Ltd	Singapore	50%	2
Schiphol Real Estate CV	The Netherlands		81
Chase Private Equity Fund	Cayman Islands		29
Canyon Capital	Cayman Islands		30
Other shares			3
Total non listed shares			395

Note 14    Receivables

	As of December 31,
(SEK in millions)	2002	2003
Trade debtors	1,016	895
Related parties (Note 29)	335	243
Sale of subsidiary	521
Other receivables	354	430
Total	1,210	673

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 14    Receivables — continued

Trade debtors in 2002 include an overdue amount of $10.8 million, which has not yet been paid by Statoil for the rig Stena Don due to a claim for liquidated damages in connection with the delivery of the rig in 2002. This was settled in 2003.

The total allowance for doubtful trade receivables was SEK 15 million at December 31, 2002 and SEK 21 million at December 31, 2003.

Sale of subsidiary relates to the reorganization of Stena Line in late 2001 and was settled in early 2003.

Note 15    Prepaid expenses and accrued income

	As of December 31,
(SEK in millions)	2002	2003
Prepaid expenses	612	606
Accrued income	273	264
Total	885	870

Note 16    Short-term investments

	As of December 31,
(SEK in millions)	2002	2003
Restricted cash	74	67
Marketable debt and equity securities	249	261
Total	323	328

Restricted cash represents bank accounts that have been pledged to cover various long-term liabilities and commitments of the Company. In addition, certain marketable debt and equity securities amounting to SEK 95 million at December 31, 2002 and SEK 169 million at December 31, 2003 have also been pledged for various long-term liabilities and commitments. See Note 25.

As of December 31, 2003, the market value of marketable debt and equity securities amounted to SEK 265 million.

Note 17    Cash and cash equivalents

	As of December 31,
(SEK in millions)	2002	2003
Cash	702	412
Short term deposits	1,398	1,306
Total	2,100	1,718

Short-term deposits are defined as bank deposits that have maturities of up to three months.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 18    Stockholders' equity

The authorized share capital of Stena AB consists of 200,000 ordinary shares with a par value of SEK 100 of which 50,000 shares have been issued and fully paid.

Restricted reserves include both untaxed reserves (net of applicable deferred taxes) and legal reserves. The legal reserves of SEK 178 million are not available for distribution as they are required to be held to meet statutory requirements in Sweden and other countries where the Company operates. The unrestricted reserves may be distributed as dividends upon payment of the related taxes.

The changes in stockholders' equity for the period December 31, 2000 to December 31, 2003 are as follows:

(SEK in millions)	Capital stock	Restricted reserves	Unrestricted reserves	Net income	Total
Balance at December 31, 2000	5	798	5,370	3,097	9,270
Allocation of last year´s result			3,097	(3,097)
Dividend paid			(50)		(50)
Transfers between reserves		19	(19)
Exchange differences		78	402		480
Net income				1,410	1,410
Balance at December 31, 2001	5	895	8,800	1,410	11,110
Allocation of last year´s result			1,410	(1,410)
Dividend paid			(52)		(52)
Transfers between reserves		(226)	226
Exchange differences		(43)	(457)		(500)
Net income				1,031	1,031
Balance at December 31, 2002	5	626	9,927	1,031	11,589
Allocation of last year´s result			1,031	(1,031)
Dividend paid			(60)		(60)
Transfer to charitable trust			(5)		(5)
Transfers between reserves		(11)	11
Exchange differences		(32)	(541)		(573)
Net income				519	519
Balance at December 31, 2003	5	583	10,363	519	11,470

The board of directors of the Company has proposed that the stockholders approve at the forthcoming stockholders´ meeting that a dividend of SEK 70 million will be made in 2004 together with a transfer of SEK 10 million to the Sten A. Olsson Foundation for Culture and Science, set up in October 1996 to make contributions to art and science projects. Since 1996, the Stena Sphere has contributed more than SEK 100 million to the Sten A. Olsson Foundation for Culture and Science and further support to this charitable trust is anticipated when needed.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 19    Provisions

	As of December 31,
(SEK in millions)	2002	2003
Deferred income taxes	590	961
Pensions	81	86
Restructuring reserve ferry operations	222	100
Total other provisions	303	186
Total provisions	893	1,147

(SEK in millions)	Pensions	Restruct. reserve	Total other provisions	Deferred income taxes	Total
Opening balance	81	222	303	590	893
Transfers through income statement	5	(120)	(115)	(59)	(174)
Other transfers				501	501
Exchange differences		(2)	(2)	(71)	(73)
Closing balance	86	100	186	961	1,147

The restructuring reserve relates to Ferry operations. See Note 8.

The net deferred tax liability of the Company consists of the following:

	As of December 31,
(SEK in millions)	2002	2003
Deferred tax liabilities:
Tangible fixed assets	1,696	1,948
Financial fixed assets	74	57
Provisions	173	232
Total deferred tax liabilities	1,943	2,237
Deferred tax assets:
Tangible fixed assets	31	137
Tax loss carryforwards	2,055	1,520
Financial fixed assets	45	59
Provisions	247	110
Other	9	19
Less deferred tax assets not recognized	(1,007)	(544)
Total deferred tax assets recognized	1,380	1,301
Net deferred tax liability	563	936
Out of which:
Deferred tax assets (Note 13)	27	25
Deferred tax liabilities	590	961
	563	936

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 19    Provisions  —   continued

Deferred taxes have been calculated net on a country basis. Net deferred tax assets are shown as Other noncurrent assets. See Note 13. Deferred taxes have not been provided on the undistributed earnings of subsidiaries because such earnings are not taxed or expected to be remitted in the foreseeable future.

The Company's tax loss carryforwards are as follows:

	As of December 31,
(SEK in millions)	2002	2003
Sweden	2,383	2,455
Rest of the world	2,799	3,078
Total	5,182	5,533

Most tax loss carryforwards can be carried forward indefinitely. Tax loss carryforwards of SEK 571 million expire between 2004 and 2010.

Note 20    Bank debt

	2002	2003	2003	2003
(SEK in millions)	Total	Current	Noncurrent	Total
Property loans (a)	4,699	20	4,900	4,920
Other loans (b)	2,508	249	1,867	2,116
Revolving credit facilities (c)	2,642		3,492	3,492
Other utilized bank credit lines (d)	230	62	164	226
	10,079	331	10,423	10,754

(a)    Property loans consist principally of bank mortgage loans on the real estate, buildings and land in the Company's real estate business segment. These loans are denominated in SEK and EUR and bear interest at rates from 2.70% to 6.60% with maturities through 2024.

(b)    Other loans consist of long-term bank loans used to finance the acquisition of vessels and other assets. They are denominated in USD, GBP, EUR and SEK and bear interest at rates from 1.94% to 6.00% with maturities through 2014.

(c)    In September 2001, Stena International BV ("SIBV"), a subsidiary of Stena AB, entered into a $275 million revolving credit facility. Obligations under the facility are secured by mortgages on certain vessels, rigs, certain receivables and other assets. The limit was reduced as per plan to $245 million in 2002 and to $215 million in 2003. Borrowings under the facility bear interest at a rate based on LIBOR plus an applicable margin based on the utilization of the facility. The facility imposes certain covenants regarding levels of working capital, cash and cash equivalents and interest coverage ratio. As of December 31, 2003, the utilized portion of the facility was $150 million, all of which was drawn. As of December 31, 2002, the utilized portion of the facility was $155 million, all of which was drawn.

In November 2002, SIBV entered into a $600 million secured revolving credit facility with a syndicate of financial institutions or lenders, for which J.P. Morgan plc, Svenska Handelsbanken AB (publ) and Nordea Bank Sverige AB (publ) act as lead arrangers and Svenska Handelsbanken AB (publ) acts as facility agent. The final maturity of the revolving credit facility is on November 6, 2007, subject to options on SIBV´s part to extend the facility for an additional two years with

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 20    Bank debt — continued

the consent of the lenders. If the facility is extended in accordance with such options, the amount available under the facility will be reduced by $100 million on each of the fifth and sixth anniversaries of the facility. SIBV´s obligations under the revolving credit facility are guaranteed by Stena AB and certain of its subsidiaries. As of December 31, 2003, the utilized portion of the facility was $344 million, of which $330 million was actually drawn and $14 million was used for issuing of bank guarantees. As of December 31, 2002, the utilized portion of the facility was $176 million, of which $145 million was actually drawn and $31 million was used for issuing of bank guarantees.

(d)    As of December 31, 2003 the Company had SEK 949 million in other unutilized, mainly uncommitted overdraft facilities and other similar lines of credit, as compared to SEK 265 million as of December 31, 2002.

Repayment of bank debt is required according to the following schedule:

(SEK in millions)	Property loans	Other loans	Total
2004	20	311	331
2005	506	337	843
2006	164	1,336	1,500
2007	281	2,656	2,937
2008	207	386	593
2009 and thereafter	359	544	903
Not specified	3,383	264	3,647
Total	4,920	5,834	10,754

"Not specified" includes borrowings and utilized credit lines for properties and vessels that have formal repayment dates in 2004. These loans have been classified as long-term because it is the intention of the Company to refinance these loans on a long-term basis.

Note 21    Senior notes

In December 1995, the Company issued $175 million of Senior Notes at an interest rate of 10.50% and with maturity on December 15, 2005. As of December 31, 2002, the Company had repurchased $72 million of these notes and the remaining $103 million were redeemed in 2003. In October 1997, the Company issued $175 million of Senior Notes at an interest rate of 8.75% with maturity on June 15, 2007. Also these notes were redeemed in 2003. In November 2002, the Company issued $200 million of Senior Notes at an interest rate of 9.625% with maturity on December 1, 2012. In December 2003, the Company issued $175 million of Senior Notes at an interest rate of 7.5% with maturity on November 1, 2013. Interest on the Senior Notes is due semi-annually each year.

The Senior Notes are unsecured obligations of Stena AB and rank pari passu in right of payment with the Company's other unsubordinated indebtedness and senior in right of payment to all subordinated indebtedness of the Company. The Senior Notes indentures contain certain covenants with respect to, among others, the following matters: (i) limitations on consolidated and subsidiary debt and preferred stock; (ii) limitations on restricted payments and investments; (iii) limitations on restrictions concerning transfers and distributions by subsidiaries, limitations on certain asset distributions and other items.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 22    Leases

Company as lessee:

The Company leases premises, cars and certain vessels under operating leases. Leases on certain vessels have been accounted for as capital leases. The gross amount of assets under capital leases included within property, vessels and equipment as of December 31, 2002 and 2003 amounted to SEK 2,436 million and SEK 1,725 million, respectively. The accumulated depreciation related to these capital leases amounted to SEK 622 million as of December 31, 2002 and SEK 1,635 million as of December 31, 2003.

Rental expense for operating leases were as follows:

	Year ended December 31,
(SEK in millions)	2001	2002	2003
Rental expense	1,178	1,187	1,358

As of December 31, 2003 the future minimum lease commitments under noncancellable operating leases and capital leases were as follows:

(SEK in millions)	Operating leases	Capital leases
2004	1,304	44
2005	851	41
2006	612	40
2007	401	39
2008	309	39
2009 and thereafter	656	1,170
Total minimum lease commitments	4,133	1,373

The operating lease obligations include chartering of crude oil tankers on timecharter basis, chartering of ferries principally on a bareboat basis as well as obligations related to rentals of properties and ports.

Company as lessor:

The Company leases properties and certain vessels to third parties under operating leases. The cost, accumulated depreciation and net book value of these assets held for lease as of December 31, 2003 was as follows:

(SEK in millions)	Acquisition cost	Accumulated depreciation	Net book value
Vessels	10,274	3,489	6,785
Real estate	6,462	308	6,154
Total	16,736	3,797	12,939

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 22    Leases — continued

As of December 31, 2003 the future minimum rentals to be received under noncancellable operating leases were as follows:

(SEK in millions)	Vessels	Real estate	Total
2004	1,515	444	1,959
2005	880	331	1,211
2006	693	219	912
2007	59	113	172
2008	34	65	99
2009 and thereafter	89	74	163
Total minimum lease rentals	3,270	1,246	4,516

The amounts in the table above exclude amounts from the Company's portfolio of residential rental properties since those lease agreements are generally cancelable within three months.

Note 23    Other noncurrent liabilities

	As of December 31,
(SEK in millions)	2002	2003
Prepaid income	71	59
Pension liabilities	18	22
Other liabilities	31	93
Total	120	174

Prepaid income includes SEK 51 million relating to the net proceeds of a financial charter agreement entered into in 1997/1998 and which is amortized over the remaining charter period. As of December 31, 2002, these net proceeds amounted to SEK 63 million.

Other liabilities as of December 31, 2003 include long term loans of SEK 52 million from the minority shareholder in the investment in two Panamax tankers.

Repayment of noncurrent liabilities is required according to the following schedule:

(SEK in millions)	1-3 years	3-5 years	More than 5 years	Total
Prepaid income	20	13	26	59
Pension liabilities	5	4	13	22
Other liabilities	53		40	93
Total	78	17	79	174

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 24    Accrued costs and prepaid income

	As of December 31,
(SEK in millions)	2002	2003
Accrued costs	1,536	1,533
Prepaid income	188	187
Total	1,724	1,720

Note 25    Pledged assets, commitments and contingent liabilities

Pledged assets

Assets of the Company that have been pledged to cover bank mortgage loans and other credit facilities are as follows:

	As of December 31,
(SEK in millions)	2002	2003
Mortgages on vessels	14,236	14,455
Mortgages on properties	6,251	6,336
Reservation of title	1,986
Marketable securities	112	35
Short term investments	95	169
Total	22,680	20,995
Total bank debt and capitalized lease obligations	10,599	12,127

In addition, certain insurance policies have also been pledged to cover various liabilities and commitments.

Commitments

Future minimum lease commitments relating to operating leases of vessels, ports etc amount to SEK 1,304 million for 2004 and SEK 2,829 million from 2005. See Note 22.

As of December 31, 2003, a total of 11 vessels are included as newbuildings under Construction in progress. See Note 11. The total contract amount for these vessels amounts to SEK 2,475 million ($340 million). Yard payments of SEK 376 million ($52 million) had been made in respect of these contracts.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 25    Pledged assets, commitments and contingent liabilities — continued

Contingent liabilities

Contingent liabilities of the Company as of December31, 2002 and 2003 are as follows:

	As of December 31,
(SEK in millions)	2002	2003
Guarantees	1,228	1,246
Pension liabilities	741	1,035
Other contingent liabilities	111	80
Total	2,080	2,361

Guarantees include mainly capital leases and loans to joint ventures in Norway.

Pension liabilities include calculated future provisions to cover deficit in pension funds for personnel employed in the UK part of Ferry operations. The amount includes the Company´s part, GBP 38.4 million, of the total deficit in a mutual ferry trade fund of approximately GBP 116 million based upon latest available information dated March 31, 2003. In addition, the Company has included another 27% of the deficit related to other external parties' share of the deficit.

In September 2003, the European Commission commenced an investigation of a number of ferry operators in Scandinavia and the United Kingdom whether there is evidence of alleged market sharing agreements and related illegal practices concerning fixing of prices, etc. The Commission has not yet initiated any formal proceedings against the Company but has the power to impose fines which in the case of serious violations can be substantial.

Note 26    Financial instruments and risk management

The Company has operations and assets in a number of countries in and outside of Europe. Consequently, the Company's profits and revenues are affected, when measured in Swedish kronor, by fluctuations in currency exchange rates, primarily relative to the US dollar, the Euro and the British pound sterling. When the Swedish kronor appreciates against other currencies, the Company's profit from foreign operations, reported in Swedish kronor, may decrease. Likewise, when the Swedish kronor declines against other currencies, the Company's profit from foreign operations reported in Swedish kronor may increase. The Company also has exposure to market risks from changes in interest rates. Certain financial instruments are used by the Company to manage these foreign currency and interest rate risks as summarized below. The Company also maintains trading positions in a variety of financial instruments unrelated to its risk management activities, which are also discussed below.

Notional Amounts and Credit Exposure

The notional amounts of derivative financial instruments presented in this Note represent face or contractual amounts and thus are not a measure of the exposure of the Company through its use of such financial instruments. The actual amounts exchanged are calculated on the basis of the notional amounts and the other terms of the financial instruments, which relate to interest rates, exchange rates, oil prices, securities prices, or financial and other indexes.

The Company is exposed to credit related losses in the event that counterparties to the derivative financial instruments do not perform according to the terms of the contract. In the opinion of

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 26    Financial instruments and risk management — continued

management, the counterparties to the financial instruments are creditworthy financial institutions and other parties and the Company does not expect any significant loss to result from non-performance. The Company, in the normal course of business, does not demand collateral. The credit exposure of interest rate and foreign exchange contracts is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting arrangements.

Interest Rate Risk Management

The Group uses various financial instruments to manage its interest rate risk as summarized in the table below:

	As of December 31,
	2002	2002	2003	2003
(SEK in millions)	Notional Amount	Credit Exposure	Notional Amount	Credit Exposure
Interest rate swaps	2,808	26	6,890	—
Interest rate options	5,630	—	4,034	3

The extent of the utilization of interest rate products is determined by reference to the Company's net exposure of its debt subject to interest rate risk and management's views regarding future interest rates. The Company uses interest rate instruments to seek to achieve a desired interest rate and risk profile on a portfolio of debt. The interest rate contracts as at December 31, 2003 are part of an interest rate hedge strategy whereby the Company hedges the loan portfolio related to its assets. These contracts run on a consecutive basis to hedge the loan portfolio for a period of between 1 and 5 years. The amount of the loan portfolio hedged was SEK 11,420 million at December 31, 2003. The borrowings in this debt portfolio are denominated primarily in USD, EUR and SEK and have maturity dates ranging from 2004 to 2028. At December 31, 2003, the interest rates ranged from 2.14% to 9.63%.

Interest rate swap agreements allow the Company to synthetically adjust floating rate receivables or borrowings into fixed rates or vice versa. Under the interest rate swaps, an agreement is made with a counterparty to exchange, at specified intervals, the difference between fixed rate and floating rate interest (such as the London, Stockholm or Amsterdam Inter-bank Offered Rate or LIBOR, STIBOR and AIBOR, respectively), calculated by reference to an agreed notional principal amount.

The Company uses interest rate swaps to seek to achieve a desired interest rate on a portfolio of debt. The contractual terms of the interest rate swaps are determined by management based upon assessment of several factors such as views regarding future interest rates, the maturity and currency of the underlying debt portfolio, the cost of the interest rate swap and other factors.

The Company also uses interest rate options to reduce the impact of changes in interest rates on its net interest rate exposure. Interest rate futures are commitments to either purchase or sell designated financial instruments at a future date for a specified price and may be settled in cash or through delivery. Interest rate options grant the purchaser, for a premium payment, the right to either purchase from or sell to the writer a financial instrument under agreed-upon terms. The writer of the option receives a premium for bearing the risk of adverse interest rate movements. Interest rate options are used when the rates available to the Company under swap agreements are too high relative to management's views of the level of future interest rates.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 26    Financial instruments and risk management — continued

The Company has used interest rates swaps and interest rate options to hedge a portion of interest rate risk on debt financing real estate properties. The following tables summarize the Company's interest rate swaps and options:

Interest rate swaps				As of December 31, 2002
Notional Amount	Currency	Receive rate /Strike rate	Pay rate Strike rate %	Maturity
SEK in millions
700	SEK	3 month STIBOR	4.6	June 2006
110	EUR	5.52	6 month EURIBOR +1.19	December 2012
1,766	USD	9.63	3 month LIBOR + 5.0	December 2012
233	USD	6 month LIBOR	6 month LIBOR + 0.6	September 2004

Interest rate options				As of December 31, 2002
Notional Amount	Currency	Receive rate	Pay rate%	Maturity
SEK in millions
1,920	SEK	6 month STIBOR	5.6 – 7.0	June 2003 – June 2006
1,204	EUR	6 month EURIBOR	5.75 – 6.0	Oct. 2003 – January 2005
233	USD	6 month LIBOR	5.0 – 6.25	September 2004
2,272	USD	6 month LIBOR	6.0 – 6.25	January 2006
		Strike 5.0%	6 month LIBOR

Interest rate swaps				As of December 31, 2003
Notional Amount	Currency	Receive rate	Pay rate Strike rate %	Length of contract
SEK in millions
700	SEK	3 month STIBOR	4.6	June 2006
460	EUR	6 month EURIBOR	6 month EURIBOR + 168 bp	September 2004 – May 2008
109	EUR	5.52	6 month EURIBOR + 1.19 bp	December 2012
596	GBP	3 month LIBOR	5.5 first 7 years	January 2028
486	GBP	3 month LIBOR	3 month LIBOR1)	May 2028
175	USD	6 month LIBOR	6 month LIBOR + 60 bp	September 2004 – May 2008
1,820	USD	3 month LIBOR	1.91	September 2005
1,820	USD	3 month LIBOR	2.95 Knock Out at 6.5	September 2008
728	USD	9.63	3 month LIBOR + 4.9925%	December 2012

1) Swap to convert cashflows of the underlying lease obligations to an annuity profile.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 26    Financial instruments and risk management — continued

Interest rate options				As of December 31, 2003
Notional Amount	Currency	Receive rate	Pay rate Strike rate %	Length of contract
SEK in millions
1,800	SEK	3 month STIBOR	5.60 – 5.75	October 2005 – June 2006
136	EUR	6 month EURIBOR	5.75	October 2005
472	EUR	6 month EURIBOR	5.5	May 2008 – September 2008
909	EUR	6 month EURIBOR	5.75	January 2005
175	USD	6 month LIBOR	5.5	September 2004
541	USD	3 month LIBOR	pay rate 5.0	September 2004 – June 2005

The following tables are a summary by major currency of the portfolio of debt in respect of which the Company utilizes interest rate swaps and options:

	As of December 31, 2002
Currency	Amount	Maturity	Interest rates %
	(SEK in millions)
SEK	2,514	January 2003 – October 2005	3.95 – 6.39
EUR	3,906	September 2005 – December 2012	3.70 – 5.93
USD	2,585	September 2008 – September 2012	2.28 – 9.63

		As of December 31, 2003
Currency	Amount	Maturity	Interest rates %
	(SEK in millions)
SEK	2,519	February 2004 – October 2005	2.70 – 6.39
EUR	3,371	September 2005 – May 2028	3.07 – 5.52
USD	4,947	January 2004 – December 2012	2.14 – 9.63
GBP	584	January 2028	3.16

Foreign Currency Risk Management

The Company is exposed to the risk of fluctuations in foreign currency exchange rates due to the international nature and scope of its operations. A substantial portion of the Company's revenues and expenses are denominated in the US dollar. The Company's foreign currency risk arises from (i) fluctuations in exchange rates on the value of the Company's sales and purchases in foreign currencies (transaction exposure), (ii) certain financial assets and liabilities (translation exposure when converting such balances to each company's functional currency) and (iii) the Company's investment in foreign subsidiaries' net assets (equity exposure). The Company's policy is to hedge a substantial part of its transaction exposure from future cash flows from firm commitments such as charter vessel contracts as well as anticipated bunker fuel payment obligations. All realized and unrealized gains and losses of hedges of transaction exposures are deferred and recognized in the period the hedged cash flows are received. Management regularly also reviews the Company's assets and liabilities that are denominated in foreign currencies and determines the net amount that is subject to risk of adverse foreign currency fluctuations. The Company's policy is to hedge its translation risk on its net exposures, using foreign exchange contracts.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 26    Financial instruments and risk management — continued

The Company primarily uses forward exchange contracts and, to a lesser extent, purchased currency options and currency swaps to manage its foreign currency risk.

The following table presents the notional amounts and credit exposure of financial instruments used for foreign currency risk management as of December 31 each year:

(SEK in millions)	2002 Notional amount	2002 Credit exposure	2003 Notional amount	2003 Credit Exposure
Foreign exchange forward contracts	5,791	—	7,045	—
Foreign exchange options	3,961	8	1,209	3

The following table summarizes by major currency the contractual net amounts of the Company's forward exchange and option contracts in Swedish kronor. Foreign currency amounts are translated at rates current at the reporting date. The 'buy' amounts represent Swedish kronor equivalent of commitments or options to purchase foreign currencies, and the 'sell' amounts represent the Swedish kronor equivalent of commitments or options to sell foreign currencies. The forward exchange contracts and currency swaps described in the table below are used by the Company (i) to manage its foreign currency transaction and translation risk with respect to future cash flows from firm charter vessel contracts and anticipated payments for bunker fuels and (ii) to manage its translation risk from net financial assets and liabilities in foreign currencies. The cash flows from the charter vessel contracts are denominated primarily in USD, EUR and GBP whereas payments for bunker fuels are denominated in USD. The Company's borrowings are primarily funded in USD but hedged to the desired effective borrowing currency.

(SEK in millions)	2002 Buy	2002 Sell	2003 Buy	2003 Sell
USD	2,174	—	2,173	—
NOK	—	176	—	116
SEK	—	1,742	—	3,549
DKK	—	377	—	375
EUR	1,224	—	2,394	—
GBP	—	1,103	—	527

Fuel Risk Management

The Company seeks to reduce its risk from changes in the price of bunker fuel, primarily related to the Ferry operations, through a combination of swaps and options. The following table presents the notional amounts and credit exposure of financial instruments used for fuel risk management as of December 31 each year:

(SEK in millions)	2002 Notional amount	2002 Credit exposure	2003 Notional amount	2003 Credit exposure
Bunker fuel swaps	1,348	153	2,091	296
Bunker fuel options	—	—	193	13

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 26    Financial instruments and risk management — continued

As of December 31, 2003 the term of the contracts range from 3 to 36 months, and as of the same date the full cost of the estimated consumption of various types of bunker fuel was covered for 2004 and approximately 75% for 2005 and 70% for 2006.

Freight rate management

The Company seeks to reduce its risk from changes in the price of tanker freight rates through the use of Freight Forward Agreeements (FFA's). The Company enters into hedge contracts for a portion of the expected freight volume for a period of up to 12 months. The following table presents the notional amounts and credit exposure of financial instruments used for freight rate management as of December 31 each year:

(SEK in millions)	2002 Notional amount	2002 Credit exposure	2003 Notional amount	2003 Credit Exposure
OTC traded swaps	140	—	—	3

As of December 31, 2003 there were no outstanding open positions. Credit exposure relates to closed deals with settlements during the first quarter 2004.

Trading Activities

The Company also buys and sells certain types of derivative financial instruments with the objective of generating profits based on short-term differences in price. Such financial instruments that are not used in the Company's program of interest rate and foreign currency risk management are referred to as 'trading' for purposes of this disclosure. All trading instruments are subject to market risk; the risk that future changes in market conditions may make an instrument less valuable. The Company is a party to a variety of interest rate and foreign currency contracts in its trading activities. A summary of the results of the Company's trading activities on derivative financial instruments is shown below.

	Year ended December 31,
(SEK in millions)	2001 Net gains (losses)	2002 Net gains (losses)	2003 Net gains (losses)
Forward exchange contracts	(2)	25	(5)
Currency options written	20	30	26
Currency options bought	(14)	(10)	(11)
Total currency trading	4	45	10

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 26    Financial instruments and risk management — continued

The following table summarizes the notional amounts and credit exposure of such instruments as of December 31, each year.

(SEK in millions)	2002 Notional amount	2002 Credit exposure	2003 Notional amount	2003 Credit exposure
Forward exchange contracts	74	—	130	—
Currency options written	88	—	64	—
Currency options bought	46	—	—	—
Interest rate swaps	—	—	222	—
Total	208	—	416	—

The following table presents the fair values of the Company's derivative financial instruments held for trading purposes and the average fair values of such instruments during each year.

(SEK in millions)	2002 Fair Value Year-end	2002 Fair Value Average	2003 Fair Value Year-end	2003 Fair Value Average
Forward exchange contracts	(1)	3	—	(1)
Currency options	(3)	1	(1)	—

Quoted market prices are used as the fair values of financial instruments used or held for trading purposes. If quoted market prices are not available, fair values are estimated on the basis of dealer quotes, pricing models or quoted prices for financial instruments with similar characteristics.

Concentrations of Credit Risk

Credit risk represents the accounting loss that would be recognized at each reporting date if counterparties to contracts failed to perform as agreed. Concentrations of credit risk, whether on or off balance sheet, arise from financial instruments for groups of customers or counterparties when they have similar characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic conditions or other conditions. The Company does not have a significant exposure to any individual customer or counterparty or significant concentrations of credit risk.

Note 27    Fair value of financial instruments

FASB Statement No. 107, "Disclosures about Fair Value of Financial Instruments," requires the disclosure of estimated fair values for all financial instruments, both on- and off-balance sheet, for which it is practicable to estimate fair value. The Company has used a variety of methods and assumptions, which were based on market conditions and risks existing at the time, to estimate the fair value of the Company's financial instruments at December 31, 2002 and 2003. For certain instruments, including cash and cash equivalents, accounts payable and accruals, and short term debt, it was assumed that the carrying amount approximated fair value due to the short maturity of those instruments. Quoted market prices or dealer quotes for the same or similar financial instruments were used to estimate the fair value for marketable securities, long-term investments and long-term debt. Other techniques, such as estimated discounted cash flows, or replacement cost have been used to determine fair value for the remaining financial instruments. The

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 27    Fair value of financial instruments — continued

estimated fair value of the Company's off balance sheet financial instruments are primarily based on settlement values. These values represent the estimated amount that would be received or paid in the event of termination of the contract taking into consideration the current interest rates, the credit worthiness of the counterparties and current foreign currency exchange rates.

	2002	2002	2003	2003
(SEK in millions)	Carrying value	Fair value	Carrying value	Fair value

Assets
Marketable securities	1,076	1,123	2,522	3,238
Receivables	2,226	2,226	1,568	1,568
Short-term investments	323	323	328	332
Liabilities
Long-term debt	9,816	9,816	10,423	10,423
Senior Notes	4,157	4,298	2,699	2,952
Short-term debt	263	263	331	331
Trade accounts payable	569	569	436	436

Derivative financial instruments
Held for trading purposes	—	(4)	—	(1)

Held for purposes other than trading
Interest rate risk management:
Assets	—	(27)	—	(110)
Liabilities	—	—	—	—
Foreign currency risk management:
Assets	—	(53)	—	(44)
Liabilities	—	—	—	—
Bunker risk management:
Assets	—	136	—	295
Liabilities	—	—	—	—

See Note 26 for further details regarding derivative financial instruments.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 28    Personnel

The following table presents the average number of employees of the Company.

	2002			2003
	Total	whereof females	Total	whereof females
Parent Company:
Board, CEO, Executive vice president	3		3
Other employees	11	4	14	6
Subsidiaries in Sweden	3,294	1,360	3,284	1,334
Total Sweden	3,308	1,364	3,301	1,340

Subsidiaries outside of Sweden:
Great Britain	1,643	537	1,593	536
The Netherlands	713	165	701	128
Denmark	190	119	188	122
Ireland	106	38	103	38
Norway	61	43	69	40
Poland	49	36	43	30
Switzerland	6	2	5	1
Germany	7	6	12	10
Brazil	3
Egypt			3
United States	9	4	10	4
India	17		29	9
Shipborne employees	636	6	693	5
Total outside of Sweden	3,440	956	3,449	923

Total group	6,748	2,320	6,750	2,263

"Shipborne employees" refers to drilling and shipping activities, which are performed world wide. For Ferry operations (Stena Line), such persons have been allocated by country. The total number of shipborne employees in Stena Line in 2003 was 3,496, to be compared with 3,532 in 2002.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 28    Personnel — continued

The following table presents the wages, salaries and other remuneration of the Company.

	2002			2003
(SEK in millions)	Board and CEO	Other employees	Total	Board and CEO	Other employees	Total

Parent Company	6	13	19	6	15	21
Subsidiaries in Sweden	19	787	806	25	812	837
Total Sweden	25	800	825	31	827	858

Subsidiaries outside of Sweden:
Great Britain	11	516	527	13	484	497
The Netherlands	5	216	221	6	238	244
Denmark	1	62	63	1	66	67
Ireland		33	33		33	33
Norway		23	23		29	29
Poland		7	7	1	6	7
Switzerland	3	7	10	2	10	12
Germany		1	1		2	2
Brazil		4	4
Egypt					4	4
United States	2	11	13	2	15	17
India		1	1		1	1
Shipborne employees		329	329		322	322
Total outside of Sweden	22	1,210	1,232	25	1,210	1,235

Total group	47	2,010	2,057	56	2,037	2,093

Total personnel costs	2002			2003
(SEK in millions)	Parent company	Subsidiaries	Total	Parent company	Subsidiaries	Total
Wages, salaries and other remuneration	19	2,038	2,057	21	2,072	2,093
Pension costs	6	176	182	7	239	246
Other social charges	8	229	237	9	260	269
Total	33	2,443	2,476	37	2,571	2,608

For Swedish-flagged ferry vessels employed in international shipping activities, Stena Line has received a subsidy equal to all social security costs and income taxes payable by the employers on behalf of employees who work on board such vessels. The amount of this subsidy in 2003 was SEK 398 million, which has reduced the personnel costs.

Remuneration of Chief Executives

Salaries of SEK 8 million were paid to the Chief Executive Officer and the Executive Vice President in 2003, the same as in 2002. The corresponding pension charges amounted to SEK 4 million in each of 2003 and 2002. The Chief Executive Officer and the Executive Vice President have

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 28    Personnel — continued

retirement conditions allowing retirement from 60 years of age with a salary of 65% of the salary then valid. The period of notice for the Company is 12 and 24 months, respectively. Severance pay amounts to a maximum of 24 months salary. The board members of Stena AB were paid SEK 0.150 million in 2003, out of which SEK 0.030 million was paid to the Chairman of the board and SEK 0.015 million was paid to each of the Chief Executive Officer and the Executive Vice President. In 2002, the board members were paid SEK 0.105 million, out of which SEK 0.025 million was paid to the Chairman and SEK 0.010 million was paid to each of the Chief Executive Officer and the Executive Vice President.

Note 29    Related party transactions

The Company has entered into various transactions with other companies in the Stena Sphere, which includes the companies wholly owned by the Sten Allan Olsson family in Sweden, Stena Sessan AB ("Sessan") and Stena Metall AB ("Stena Metall") with all its subsidiaries. Another significant company within the Stena Sphere is Concordia Maritime AB ("Concordia") which is 52% owned by Sessan. Shares in Concordia are listed on the Stockholm Stock Exchange. The significant transactions between the Company and its affiliates are described below.

Concordia

Concordia and the Company through Stena Bulk AB ("Stena Bulk"), a wholly owned subsidiary of the Company, are parties to an allocation agreement (the "Allocation Agreement") pursuant to which Concordia may elect to participate 100%, 50% or 0% in business opportunities identified by Stena Bulk relating to the chartering of crude oil tankers. In 2003, this agreement has included charter contracts and the charter of a VLCC, both of which were withdrawn in September 2003. 50% of the income and 50% of the costs for this agreement is included in the Company´s income statement. The net outcome of the agreement was a loss of SEK 17 million in 2001, a gain of SEK 5 million in 2002 and a loss of SEK 5 million in 2003.

In October 1995, an agreement was reached between the Company and Concordia regarding the pooling of results from the operation of Concordia Class vessels. The Company's share of this agreement was a loss of SEK 6 million in 2001 and a gain of SEK 2 million in 2002. This agreement was terminated in July 2002 in connection with the sale of the last remaining VLCC tanker, the Stena Conductor.

The Company provides certain services to Concordia such as administration, marketing, insurance and technical support for Concordia's vessels, including administration of jointly chartered vessels, office and office services for Concordia's personnel and certain financial and other services. The Company earned fees equal to SEK 31 million, SEK 22 million and SEK 19 million in 2001, 2002 and 2003, respectively, for these services.

Concordia has provided ship management services to the Company for the Stena Concordia, the Stena Conductor and the Stena Companion. These vessels were all sold in 2001 and 2002. The Company paid fees equal to SEK 7 million and SEK 4 million in 2001 and 2002, respectively, for these services. Concordia also provides ship management services for the Stena Caribbean and the Stena Calypso, which started their operations in 2002. The Company paid fees of SEK 1 million in 2002 and SEK 2 million in 2003 for these services.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 29    Related party transactions — continued

Sessan

Since June 1999, the Company has served as the business manager for Sessan for its 50% participation in a Norwegian partnership that owns the shuttle tanker Stena Sirita that is chartered pursuant to a 10-year contract to ESSO Norway. In 2003, the Company also became the business manager for Sessan for its 50% participation in the shuttle tanker Stena Spirit that is chartered pursuant to a 15-year contract to Petrobras in Brazil. The Company earned total fees of SEK 1 million in each of the years 2001, 2002 and 2003 for these services.

In 2001 and 2002, Sessan acquired all shares in the shipping company HH Ferries in the south of Sweden. The acquistion was partly financed by an interest bearing credit facility from the Company. As of December 31, 2003, DKK 201 million was outstanding under this facility.

In December 2002, the Company sold to Sessan the remaining 50% of the RoPax vessel Stena Jutlandica. Sessan acquired the first 50% of this vessel from the Company in 1996. The sale in 2002 was made at market price and resulted in a gain for the Company of SEK 23 million. The sale was partly financed by an interest bearing loan to Sessan from the Company of SEK 33 million, to be repaid in 3 years. The vessel is chartered back as an operating lease, for which the Company in 2003 paid charterhires of SEK 61 million.

In 2003, the Company granted an interest bearing loan of SEK 10 million to Sessan to finance the acquisition of shares in an external company.

Stena Metall

The Company provides management and other services to Stena Metall. In 2001 and 2002, the Company received SEK 3 million a year and in 2003 SEK 1 million for such services. The Company purchases bunker fuel from Stena Metall; such purchases aggregated SEK 729 million, SEK 792 million and SEK 749 million in 2001, 2002 and 2003, respectively.

In January 2001, the Company acquired 4,621,562 shares in Stena Line from Stena Metall at a total cost of SEK 37 million, representing 7.52% of the equity and 28.65% of the votes of Stena Line.

In connection with the delivery from the shipyard in March 2004 of the RoRo vessel Chieftain, the vessel was sold to Stena Metall at market rate and chartered back on a long-term operating lease.

Olsson Family

The Company rents office space from members of the Olsson family. In 2001, 2002 and 2003, the Company paid SEK 23 million, SEK 27 million and SEK 28 million, respectively, in respect of such properties.

The Company manages certain properties owned by members of the Olsson family. In 2001, 2002 and 2003, members of the Olsson family paid the Company SEK 8 million, SEK 9 million and SEK 10 million, respectively, for such management services.

The Company has agreed to pay Sten A. Olsson and Dan Sten Olsson an annual indexed retirement benefit for life.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 30    Subsequent events

The first of the Panamax vessels ordered from a shipyard in China, the Stena Companion was delivered in January 2004. The sister vessel Stena Compatriot was delivered in April 2004. The investment in these two vessels has been made together with the Norwegian company Fram Shipping (25%). In February 2004, the first product tanker, the Stena Concord, was delivered from the shipyard in Croatia, followed by the Stena Consul in late March. In March 2004, a 10 year charter with the Russian company Progetra was signed regarding the two Aframax vessels ordered in Korea.

In February and March 2004, additional shares were bought in the Swedish property company Drott for SEK 452 million. Together with prior purchases, the Company has invested SEK 1,526 million in Drott shares representing approximately 14% of the outstanding shares. In late March 2004, the Company acquired properties for SEK 560 million and sold properties for SEK 49 million in the south of Sweden. Properties were also acquired in The Netherlands for SEK 90 million.

The ferry vessel Stena Nautica had an accident in February 2004, when it was hit by another vessel at sea on its route from Grenaa to Varberg. No people were injured but the damages to the ship were major. After repair work at the shipyard, the vessel is scheduled to return to operation in May 2004. The damages were sufficiently covered by insurance.

In early March 2004, the Company entered into an agreement with P&O to acquire the ferry route Fleetwood-Larne in the Irish Sea together with 3 vessels operating the same route. In addition, the Company agreed to acquire from P&O another two Ropax vessels, the European Envoy and the European Ambassador. The earlier agreement with P&O, announced in spring 2003 and also including the ferry route Liverpool-Dublin, was terminated after UK competition authorities objected to the transaction.

In early March 2004, an agreement was made by Stena Adactum to acquire a Swedish retail chain store in the flower and plant business for SEK 180 million.

We have conducted a review of the estimated useful lives of our vessels. As a result of this review, we have established new useful lives for both existing and future vessels as follows, effective January 1, 2004: RoRo vessels and tankers are depreciated over 20 years instead of 15 years; and the useful life of certain old ferries and drilling rigs has been extended. The effect of these revisions is estimated to reduce depreciation expense in 2004 by approximately SEK 255 million.

In November 2004 the Company sold its 75% interests in two Panamax tankers and two Product tankers to Arlington, a newly formed public company organized with an affiliate Concordia Maratime AB (publ) ("Concordia"). The sale price for the two Product tankers and interests in the Panamax tankers was $147.0 million in cash and 690,421 common shares of Arlington, which represent 4.5% of the total outstanding shares of Arlington. The common shares of Arlington trade on the New York Stock Exchange under the symbol ATB. In connection with this sale, the Company agreed to time charter the four tankers from Arlington for a period of five years with options to extend each charter for three additional years in extension terms of one year each. The Company also agreed with Arlington, in certain circumstances at Arlington's option, to take over the remaining terms of the five year time charters of two V-Max VLCC tankers which Concordia sold to Arlington concurrently with the sale of tankers, after the end of the third year and prior to commencement of the fourth year of such charters. A subsidiary, Northern Marine, has agreed to manage all six of Arlington's tankers during the terms of the charters for a fixed daily fee per vessel which increases 5% annually.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 30    Subsequent events — continued

New $1 billion Credit Facility.    In December 2004 we refinanced a number of our existing facilities (including the $275 million and $600 million credit facilities from 2001 and 2002 and the $75 million facility in respect of Stena Discovery) with a new $1 billion facility from a syndicate of banks for which Citigroup Global Markets Ltd., DnB NOR Bank ASA, HSBC Bank plc, J.P. Morgan plc, Nordea Bank AB (publ.) and Svenska Handelsbanken AB (publ.) act as lead arrangers and Svenska Handelsbanken AB (publ.) acts as facility agent.

The new revolving credit facility was made available to SIBV and Stena (Switzerland) AG as joint and several borrowers for the purposes of refinancing certain of SIBV's existing debt (including the 2001 and 2002 revolving credit facilities), refinancing certain other existing indebtedness of the Stena AB group and to provide financing for general corporate purposes. The borrowers' obligations under the revolving credit facility are guaranteed by Stena AB and certain of its subsidiaries and are secured by the same assets that secured the borrowings that were refinanced (see further below).

Our new credit facility matures on the seventh anniversary of its signing date (in December 2011) and contemplates semi-annual reductions in the amount available under the facility commencing 66 months after the signing date (in June 2009).

Borrowings under the new facility bear interest at a rate equal to the aggregate of LIBOR plus an applicable margin which ranges from 0.75% to 0.875% depending on the level of utilization of the facility. Interest is payable at the end of the interest period of each advance, although if an advance has a term of more than six months, interest is payable at six-month intervals. The facility provides the option to drawdown advances for periods of one, three or six months, or for other periods with the consent of the facility agent (and, for periods over 12 months, the lenders). Commitment fees and guarantee indemnity fees will be based on the level of utilization of the facility.

The obligations of SIBV and Stena (Switzerland) AG under the revolving credit facility are secured by among other things, first priority security interests on the Stena Shipper, Stena Dee, Stena Spey, Stena Clyde, Stena Tay, Stena Saga, Stena Nautica, Pride of Aquitaine, Stena Don, Stena Baltica, Stena Carisma (including her linkspans), Stena Danica, Stena Europe, Stena Germanica, Stena Scandinavica, Stena Scanrail, Stena Searider, Stena Seatrader, Stena Discovery (including her linkspans), Stena Foreteller, Stena Forecaster, Stena Forerunner, Mont Ventoux, Svealand and the ports of Holyhead and Stranraer. In the event that an asset securing the revolving credit facility is sold or declared a total loss, availability under the revolving credit facility will, unless appropriate replacement collateral is provided within 270 days, be reduced by the lesser of net sale or net loss proceeds and the amount required to bring the security value of the remaining collateral to 140% of the facility amount.

The revolving credit facility imposes various financial and operating covenants upon us and certain of our subsidiaries. Among other things, the principal financial covenants (i) require the restricted group to maintain current assets and committed undrawn facilities in an amount greater than or equal to 125% of consolidated current liabilities, (ii) require us and our subsidiaries to maintain minimum cash and/or cash equivalents of not less than $50 million, (iii) require the net debt of the restricted group to be no greater than 65% of the capitalization of the restricted group (being the aggregate of the net debt, stockholders' equity and deferred taxation of the restricted group) and (iv) require us to maintain ownership of the security parties which, at the date of execution of the credit facility agreement, are members of the Stena AB group.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 30    Subsequent events — continued

In addition, the revolving credit facility includes a limitation on the optional redemption, optional tax redemption or defeasance of our 9 5/8% Senior Notes due 2012, our 7.5% Senior Notes due 2013 and the notes offered hereby.

The 2004 $1 billion revolving credit facility also includes a cross-acceleration provision that provides that an event of default occurs if SIBV, Stena (Switzerland) AG or any of the other parties to the documents relating to the facility, which includes us and certain of our subsidiaries, fails to pay its respective obligations under any debt or guarantee in respect of such debt that exceeds $30 million.

As of December 8, 2004, the utilized portion of this facility was $469 million, out of which $450 million was actually drawn and $19 million used for issuing of bank guarantees.

The 2004 $1 billion revolving credit facility provides that the failure of immediate members of the Olsson family, their legal representatives or trusts for their benefit to own at least 75% of the voting equity in Stena AB, which failure is not cured within 90 days of it arising, triggers a mandatory prepayment of all outstanding advances and the termination of the facility within a further 30 day period unless all the lenders under such facility agree otherwise. Also, if Stena AB ceases to own, directly or indirectly, 100% of the equity in SIBV or Stena (Switzerland) AG, then all amounts outstanding under the $1bn revolving credit facility become immediately payable on demand, and upon such demand the facility terminates.

Note 31    US GAAP information

The accompanying consolidated financial statements have been prepared in accordance with Swedish GAAP which differs in certain significant respects from US GAAP. The following is a summary of the adjustments to net income and stockholders' equity that would have been required if US GAAP had been applied instead of Swedish GAAP in the preparation of the consolidated financial statements.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 31    US GAAP information — continued

	Year ended December 31,
(SEK in millions)	2001	2002	2003
Net income under Swedish GAAP	1,410	1,031	519
Adjustments to reconcile to US GAAP:
Disposal of assets (a)	30	11	5
Depreciation of properties (b)	(49)	(50)	(54)
Leases (c)	(4)	—	—
Investments in securities (d)	(48)	107	(118)
Investment subsidies (e)	2	2	2
Financial instruments (f)	(268)	200	33
Purchase accounting Stena Line (g)	(243)	(114)	(86)
Investment in P&O Stena Line (h)	(5)	242	—
Pensions (i)	21	58	16
Deferred costs (j)	—	—	(48)
Capital lease transaction (k)	—	—	(28)
Others	27	26	24
Tax effect of US GAAP adjustments	69	(100)	51
Net income under US GAAP	942	1,413	316

	As of December 31,
(SEK in millions)	2002	2003
Stockholders' equity under Swedish GAAP	11,589	11,470
Adjustments to reconcile to US GAAP:
Disposal of assets (a)	(90)	(85)
Depreciation of properties (b)	(319)	(372)
Investments in securities (d)	39	672
Investment subsidies (e)	(17)	(16)
Financial instruments (f)	71	104
Purchase accounting Stena Line (i)	(212)	(297)
Pensions (i)	(380)	(326)
Deferred costs (j)	—	(43)
Capital lease transaction (k)	—	(28)
Investment in 2003 VIE (l)	—	5
Others	(104)	(74)
Tax effect of cumulative US GAAP adjustments	94	(56)
Stockholders' equity under US GAAP	10,671	10,954

Those differences which have a material effect on consolidated net income and stockholders' equity are described as follows:

(a)	Disposal of assets — Disposed assets may have different carrying values under US GAAP resulting in a different gain or loss on disposal than under Swedish GAAP. After consolidation of Stena Line as of October 31, 2000, this includes gains on sales of certain vessels to Stena Line in 1988 to 1995, which under Swedish GAAP have been eliminated to the extent of the Company´s 46% investment. For US GAAP purposes, the Company eliminates all of such gains.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 31    US GAAP information — continued

(b)	Depreciation of properties — Under Swedish GAAP, properties in the Company's real estate operations are depreciated at 1%. Under US GAAP, all properties are depreciated over their estimated useful lives. For US GAAP purposes, depreciation for the real estate properties is based on periods of 50 years.

(c)	Leases — Under Swedish GAAP, certain leases are recorded as operating leases and rent expense is recognized in the income statement. Under US GAAP, any lease that meets one of four specific criteria are capitalized. Leases that are capitalized for US GAAP purposes record the leased asset and the corresponding lease obligation at inception. The asset is depreciated over its estimated useful life or the lease term, whichever is shorter, and interest expense is recorded on the lease obligation. Under Swedish GAAP, certain gains or losses that result from the sale of property that is subsequently leased back are recorded currently in the income statement. Under US GAAP, such gains and losses are deferred and recognized into income over the life of the corresponding lease.

(d)	Investments in securities — Under Swedish GAAP, investments in marketable securities are recorded at either cost or the lower of cost or market. Under US GAAP, all of the Company's investments in debt securities and equity securities with a readily determinable fair value are classified as either trading or available for sale and carried at market value. Changes in the market value of 'available for sale' securities are recorded as a separate component of equity, net of applicable deferred taxes. Also under US GAAP, the difference between the acquisition cost of investments in debt securities, including convertible securities, and their redemption value is amortized as an adjustment of the effective yield of the debt security.

For US GAAP purposes, the movement in the unrealized holding gain (loss) of investments classified as available for sale amounted to SEK (90) million and SEK 547 million for the years ended December 31, 2002 and 2003, respectively. The accumulated effect of SFAS 115 included in the US GAAP equity amounted to SEK (90) million and SEK 457 million for the years ended December 31, 2002 and 2003, respectively.

(e)	Investment subsidies — Under Swedish GAAP, government investment subsidies related to the financing of vessels are recorded as income upon receipt of cash. Under US GAAP, investment subsidies are netted against the cost of the vessel effectively reducing depreciation expense over the economic useful life of the vessel.

(f)	Financial instruments — Under Swedish GAAP, unrealized gains and losses on forward exchange contracts and foreign currency options which hedge future cash flows are deferred and recognized only when realized. Under US GAAP, unrealized gains and losses on forward exchange contracts and foreign currency options which do not qualify for hedge accounting treatment would be recognized as income or loss when they occur. Effective January 1, 2001, the Company adopted SFAS No.133 "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Transactions, an Amendment to FASB Statement No. 133". These statements establish accounting and reporting standards requiring that derivative instruments be recorded on the balance sheet at fair value as either assets or liabilities, and requires the company to designate, document and assess the effectiveness of a hedge to qualify for hedge accounting treatment. The Company uses derivative instruments to hedge the value of the Groups' financial position. Management has concluded that none of the Groups' hedges of financial exposure qualify for hedge accounting under US GAAP during 2003. In accordance

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 31    US GAAP information — continued

with US GAAP, all outstanding derivative instruments are therefore valued at fair value. The gains and losses that thereby arise are included when calculating income.

(g)	Purchase accounting Stena Line — For US GAAP purposes, the acquisition of the additional 12% of Stena Line in October 2000 should be accounted for as a step acquisition. Thus, for US GAAP purposes, the Company´s carrying value of its prior 46% interest in Stena Line does not change; that is, carryover basis is used for that portion of the investment in Stena Line. Under step acquisition accounting, the additional 12% tranche of Stena Line acquired in 2000 would be recorded at fair value based upon the purchase price paid for shares of Stena Line of SEK 8 per share. In connection with the Company's offer for shares of Stena Line, the Company also agreed to repurchase the outstanding Senior Notes of Stena Line for 80% of their redemption value. The difference between the book value of those Senior Notes and the reacquisition price paid by the Company was SEK 658 million. That price paid by the Company to acquire the Senior Notes is deemed to be the fair value of the Notes due to the proximity of the two transactions. The excess of the carrying value of these notes over their fair value represents negative goodwill resulting from the acquisition of Stena Line by the Company. Under Swedish GAAP, such negative goodwill is amortized to the income statement in accordance with a predetermined plan. However, for US GAAP purposes, the excess of the fair value of an acquired business over its purchase price (i.e., negative goodwill) is applied as a reduction of the carrying value of acquired long-lived assets. The reduction of the carrying value of the acquired Stena Line long-lived assets results in a lower depreciation expense for US GAAP purposes on the Stena Line long-lived assets, primarily vessels, as compared to Swedish GAAP. The reduction in depreciation expense amounted to SEK 45 million for each of the years ended December 31, 2002 and 2003, respectively.

(h)	Investment in P&O Stena Line — Under Swedish GAAP, the book value of the net assets contributed to P&O Stena Line represents the Company´s investment in the joint venture. Under US GAAP, the 1997 charge of SEK 165 million represented the excess of the book value over the estimated fair value at December 31, 1997. During 1998 a further charge of SEK 88 million was recorded due to Stena Line´s obligation to fund an amount of losses up to GBP 6.25 million from sale of vessels within P&O Stena Line. This difference results in different amounts of goodwill amortization between Swedish GAAP and US GAAP. P&O Stena Line was sold in August 2002.

(i)	Pensions — For Swedish GAAP purposes, pension expense for defined benefit pension plans is based on actuarial computations. Under US GAAP, the determination of pension expense for defined benefit pension plans is made pursuant to Statement of Financial Accounting Standard, "Employees´ Accounting for Pensions SFAS No. 87". SFAS 87 is more prescriptive than Swedish GAAP in that it requires the use of a specific actuarial method (the projected unit credit method). Also under SFAS 87, under certain circumstances, a minimum liability is recorded with a corresponding intangible asset and/or reduction of shareholders´ equity for plans that are underfunded. The adjustment for minimum liability recorded as of December 31, 2003 amounts to SEK 408 million.

(j)	Deferred costs — The company was party to litigation regarding a claim by Statoil, the charterer of the Stena Don, pertaining to the delivery of the rig. The company had initiated a lawsuit against Statoil in May 2003 in relation to the use and payment for additional variable deckload, insurance payments and certain matters in relation to the dayrates and use of

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 31    US GAAP information — continued

certain equipment. In October 2003, the Company reached a settlement with Statoil. The settlement resulted in the resolution of amounts that had been previously invoiced by the Company but had not been paid by Statoil. The Company agreed to withdraw its legal claims against Statoil. Under Swedish GAAP, costs that are related to long-term contracts of long-lived assets may be capitalized and amortized over the life of the related contract if the costs are related to the maintenance of the contract and can be recovered from the cash flow of the contract. For US GAAP purpose, the costs incurred as a result of amounts that were not recoverable in the ultimate settlement with Statoil must be expensed.

(k)	Capital lease transaction — Since 1996, the Company had leased certain vessels from two special purpose leasing entities. The leases were each accounted for as a capital lease and accordingly, the Company recorded an asset and a corresponding lease obligation on its balance sheet for both Swedish and US GAAP. In December 2003, the Company acquired the special purpose leasing entities for consideration of GBP 7 million. The leasing entities acquired by the Company had existing bank indebtedness of GBP 105 million which pursuant to the share purchase agreements the Company was obliged to procure repayment, and a deferred tax liability of GBP 45 million. The Company immediately paid the bank indebtedness. Also in December 2003, the Company transferred the vessels to a wholly owned subsidiary which, pursuant to existing law, increased the tax basis of the vessels and reduced the associated deferred tax liability.

In March 2004, proposed changes to existing tax law were announced in the United Kingdom which, if enacted, would essentially eliminate the realization of tax benefits from such inter-company transfers of assets. Under Swedish GAAP, proposed changes in tax law must be taken into consideration when determining whether a deferred tax liability should be recognized. Since the Company believes that it is probable that the tax law will restrict its ability to reduce its deferred tax liability in future periods, the full amount of the deferred tax liability has been recognized in the December 31, 2003 consolidated balance sheet under Swedish GAAP. Under US GAAP, the effect of a change in tax law is only recognized in the period of enactment. Accordingly, for US GAAP purposes, the deferred tax liability at December 31, 2003, has been reduced in accordance with the provisions of the relevant tax law in effect at that date. The effect of the reduction of the deferred tax liability is recorded as an adjustment to the carrying value of the vessel for US GAAP purposes which creates a book basis difference in the vessel when compared to Swedish GAAP. In future periods, the reduction of the carrying value of the vessels will result in lower depreciation expense for US GAAP purposes as compared to Swedish GAAP. In addition, approximately SEK 28 million of costs associated with the establishment of the post-acquisition structure were capitalized for Swedish GAAP. Under US GAAP, such costs are considered to be period costs and are expensed as incurred.

(l)	Investment in 2003 VIE — In August 2003, the Company purchased $40 million (SEK 288 million) in participating term notes in an entity, that was formed for the limited purpose of investing primarily in bank loans and other eligible assets (the 2003 VIE). Under Swedish GAAP the investment is accounted for in accordance with the equity method, i.e. one-line consolidation. Under US GAAP, the 2003 VIE is a variable interest entity as defined by FASB Interpretation No 46, "Consolidation of Variable Interest Entities" (FIN 46) for which Stena is deemed to be the primary beneficiary. Accordingly, the 2003 VIE is consolidated for US GAAP purposes. The impact of the consolidation of the 2003 VIE increased assets by approximately

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 31    US GAAP information — continued

$100 million (SEK 719 million) and liabilities by approximately $96 million (SEK 687 million). The difference in the results of operations of the 2003 VIE between Swedish GAAP and US GAAP was insignificant.

Note 32    Additional US GAAP Disclosures

Certain disclosures and financial statement classifications required under US GAAP and the US Securities and Exchange Commission rules and regulations would be different from the amounts disclosed on a Swedish GAAP basis. The following information is presented on a US GAAP basis for US GAAP presentation purposes.

(a)	Income Taxes

The net deferred tax liability of the Company computed on a US GAAP basis consists of the following:

	As of December 31,
(SEK in millions)	2002	2003
Deferred tax liabilities:
Property, vessels and equipment	1,658	1,906
Investments	112	265
Provisions	173	232
Total deferred tax liabilities	1,943	2,403
Deferred tax assets:
Property, vessels and equipment	122	228
Tax loss carryforwards	2,055	1,520
Investments	45	59
Provisions	247	122
Other	12	26
Less deferred tax assets not recognized	(1,007)	(544)
Net deferred tax assets	1,474	1,411
Net deferred tax liability under US GAAP	469	992

(b)	Long-term Debt

For Swedish GAAP purposes, certain borrowings that have formal repayment dates in the next year have been classified as long-term because the Company intends to refinance those borrowings on a long-term basis. See Note 20. Those borrowings which amount to SEK 5,138 million and SEK 3,647 million at December 31, 2002 and 2003 respectively would be classified as short-term in a US GAAP consolidated balance sheet.

(c)	Comprehensive Income

The Company has adopted Statement of Financial Accounting ("SFAS") No. 130, "Reporting Comprehensive Income", which establishes standards for the reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 32    Additional US GAAP Disclosures — continued

income generally encompasses all changes in stockholders's equity (except those arising from transactions with the owners) and includes net income (loss), net unrealized capital gains or losses and available for sale securities and foreign currency translation adjustments. Comprehensive income in accordance with US GAAP for the year ended December 31, 2002 and 2003 was SEK 371 million and SEK 348 million, respectively.

(d)	Cash payments

Cash paid for interest and taxes was as follows:

	Year ended December 31,
(SEK in millions)	2001	2002	2003
Interest	1,153	1,014	840
Income taxes paid	4	117	32

(e)	Pensions

The Group has certain Swedish and British pension arrangements that are not multiemployer or non-participating insurance arrangements that are funded through payments to a separate pension foundation. For Swedish GAAP purposes, pension expense for defined benefit pension plans is based on actuarial computation. The net periodic pension expense and the vested benefit obligation have also been determined for US GAAP purposes on the basis that would result if all employees are separated immediately. The accounting for pension plans in accordance with Swedish GAAP is different from the accounting and disclosure requirements of SFAS No. 87 "Employers Accounting for Pensions" and SFAS No. 132 "Employers Dislosure about Pensions and Other Post-retirement Benefits."

Pension cost, on the defined benefit plans, calculated in accordance with US GAAP includes the following:

	Year ended December 31,
(SEK in millions)	2001	2002	2003
Service cost	48	41	42
Interest cost	125	128	119
Expected return on plan assets	(156)	(161)	(117)
Net amortization and deferral	5	(12)	44
Net periodic pension cost	22	(4)	88

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 32    Additional US GAAP Disclosures — continued

The changes in benefit obligation are as follows:

	As of December 31,
(SEK in millions)	2002	2003
Benefit obligation at beginning of year	2,365	2,115
Service cost	42	42
Interest cost	124	117
Plan amendment	89	—
Actuarial gain (loss)	(209)	193
Benefit paid	(103)	(102)
Translation difference	(193)	(42)
Benefit obligation at end of year	2,115	2,323
Funded status	(2,115)	(2,323)
Additional minimum liability	552	488
Amounts recognized in the consolidated balance sheets as accrued pension liability	2,667	2,811

The change in fair value of plan assets are as follows:

	As of December 31,
(SEK in millions)	2002	2003
Asset at beginning of year	2,493	1,760
Actual return on plan assets	(419)	273
Company contributions	1	3
Members contributions	1	—
Benefits paid	(102)	(107)
Translation difference	(214)	(12)
Assets at end of year	1,760	1,917

Minimum liability

	As of December 31,
(SEK in millions)	2002	2003
Accumulated benefit obligation	1,949	1,956
Fair value of plan assets	(1,761)	(1,751)
Unfunded accumulated benefit obligation	188	205
Net amount recognized in statement of financial position	364	283
Additional minimum liability	552	488
Unrecognized prior service cost	(96)	(80)
Adjustment to shareholders' equity	456	408

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 32    Additional US GAAP Disclosures — continued

Assumptions used in the calculation of pension obligations are as follows:

(SEK in millions)	2001	2002	2003
Weighted discount rate	5.5-5.8%	5.5%	5.4-5.5%
Expected long-term rate of return on assets	7.0%	7.0%	6.7%
Rates of increase in compensation levels	4.5%	4.5%	3.75%

(f)	Consolidation of Variable Interest Entity

As more fully described in Notes 31(l) and 32(g), the investment in the 2003 VIE is consolidated for US GAAP purposes. Further information regarding the underlying assets and liabilities of the 2003 VIE that are consolidated for US GAAP purposes is as follows:

US GAAP:	SEK
Investments principally in loans	986
Other assets	21

Revolving line of credit	356
Other liabilities	331

The results of operations for the 2003 VIE were not significant.

The investment in the 2003 VIE is classified as a component of noncurrent marketable securities for Swedish GAAP purposes and amounted to SEK 288 million at December 31, 2003.

(g)	Recent issued U.S. accounting standards

In January 2003, FASB released FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). This interpretation changes the method of determining whether certain entities, including securitization entities, should be included in a company's consolidated financial statements. An entity is subject to FIN 46 and is called a variable interest entity (VIE) if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) equity investors that cannot make significant decisions about the entity's operations, or that do not absorb the expected losses or receive the expected returns of the entity. All other entities are evaluated for consolidation in accordance with SFAS No. 94, "Consolidation of All Majority-Owned Subsidiaries" (SFAS 94). A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that has a majority of the expected losses or a majority of the expected residual returns or both. A VIE includes entities that previously were referred to as Special Purpose Entities (SPEs).

In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities" (FIN 46R) which replaces FIN 46. We are required to apply FIN 46 or FIN 46R to VIE's created after January 31, 2003 by the end of the first reporting period that ends after December 15, 2003. We are required to apply FIN 46R to all entities no later than the first reporting period that ends after March 15, 2004. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and noncontrolling interest of the VIE would be initially measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 32    Additional US GAAP Disclosures — continued

interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE. FIN 46R also mandates new disclosures about VIEs.

In December 2002 we acquired certain interests in a VIE (the "2002 VIE"). At this time, it is reasonably likely that we will be required to consolidate the 2002 VIE under US GAAP. The impact of the consolidation of the 2002 VIE under US GAAP would increase assets and liabilities as of December 31, 2003 by approximately $264 million. The 2002 VIE was formed for the limited purpose of investing primarily in high yield securities and certain other eligible assets funded from the issuance by the 2002 VIE of approximately $267 million of senior secured and subordinated secured notes, and $8 million of mandatorily redeemable preference shares. We believe that our maximum exposure to loss as a result of our association with the 2002 VIE is limited to approximately $33.1 million, which consists of our investment in certain tranches of debt issued by the 2002 VIE and the mandatorily redeemable preference shares.

We have applied FIN 46 to a second VIE which was formed in August 2003 (the "2003 VIE") and we have consolidated that VIE for US GAAP purposes as of December 31, 2003. The impact of the consolidation of the 2003 increased assets by approximately $100 million (SEK 719 million) and liabilities by approximately $96 million (SEK 687 million). The difference in the results of operations of the 2003 VIE between Swedish GAAP and US GAAP was insignificant. To date the 2003 VIE has been funded by bank loans and equity contributions by us and a third party. The 2003 VIE was formed for the limited purpose of investing primarily in bank loans. We believe that our maximum exposure to loss as a result of our association with the 2003 VIE is limited to approximately $40 million (SEK 288 million). The investments in the 2002 VIE and the 2003 VIE are held by an unrestricted subsidiary.

On May 15, 2003, the FASB issued FASB Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. We are currently evaluating the impact of adopting Statement 150 on our financial statements.

Stena AB and consolidated subsidiaries
Unaudited condensed consolidated income statements
Nine month periods ended September 30, 2003 and 2004

	Nine month periods ended
	September 30, 2003	September 30, 2004
	SEK	SEK	$ (Note 1)
	(in millions)
Revenues:
Ferry operations	6,778	7,005	961
Drilling	1,229	1,088	149
Shipping	1,675	2,370	325
Net gain on sale of vessels	65	272	37
Total shipping	1,740	2,642	362
Property	704	900	124
Net gain on sale of properties	121	122	17
Total property	825	1,022	141
Other	6	508	70
Total revenues	10,578	12,265	1,683
Direct operating expenses:
Ferry operations	(4,951)	(5,041)	(692)
Drilling	(631)	(681)	(93)
Shipping	(1,250)	(1,550)	(213)
Property	(287)	(368)	(51)
Other	—	(461)	(63)
Total direct operating expenses	(7,119)	(8,101)	(1,112)
Selling and administrative expenses	(1,094)	(1,184)	(162)
Depreciation and amortization	(1,267)	(1,322)	(182)
Total operating expenses	(9,480)	(10,607)	(1,456)
Income from operations	1,098	1,658	227
Share of affiliated companies´ results	—	19	3
Financial income and expense:
Dividends received	39	33	5
Gain (loss) on securities, net	67	302	41
Interest income	67	78	11
Interest expense	(644)	(715)	(98)
Foreign exchange gains (losses), net	23	20	3
Other financial income (expense), net	28	166	22
Total financial income and expense	(420)	(116)	(16)
Minority interest	2	(6)	(1)
Income before taxes	680	1,555	213
Income taxes	(86)	(240)	(33)
Net income	594	1,315	180

Stena AB and consolidated subsidiaries
Unaudited condensed consolidated balance sheets
December 31, 2003 and September 30, 2004

	December 31, 2003	September 30, 2004
	SEK	SEK	$ (Note 1)
	(in millions)
Assets
Noncurrent assets:
Intangible assets	11	370	51
Tangible fixed assets:
Vessels	13,208	14,278	1,959
Construction in progress	589	241	33
Equipment	592	601	82
Property	7,625	19,395	2,661
Total tangible fixed assets	22,014	34,515	4,735
Financial fixed assets:
Investments in affiliated companies	—	122	17
Marketable securities	2,522	2,035	279
Other assets	861	1,144	157
Total financial fixed assets	3,383	3,301	453
Total noncurrent assets	25,408	38,186	5,239
Current assets:
Inventories	235	337	46
Trade debtors	895	1,125	154
Other receivables	673	889	122
Prepaid expenses and accrued income	870	1,016	140
Short-term investments	328	740	102
Cash and cash equivalents	1,718	1,199	164
Total current assets	4,719	5,306	728
Total assets	30,127	43,492	5,967
Stockholders´ equity and liabilities
Stockholders' equity:
Capital stock	5	5	1
Reserves	11,465	12,458	1,708
Total stockholders' equity	11,470	12,463	1,709
Provisions:
Deferred income taxes	961	2,521	346
Other	186	455	63
Total provisions	1,147	2,976	409
Noncurrent liabilities:
Long-term debt	10,423	19,899	2,730
Senior notes	2,699	2,676	367
Capitalized lease obligations	1,329	1,315	181
Other noncurrent liabilities	174	196	27
Total noncurrent liabilities	14,625	24,086	3,305
Current liabilities:
Short-term debt	331	510	70
Capitalized lease obligations	44	41	6
Trade accounts payable	436	542	74
Income tax payable	31	186	26
Other	323	374	51
Accrued costs and prepaid income	1,720	2,314	317
Total current liabilities	2,885	3,967	544
Total stockholders' equity and liabilities	30,127	43,492	5,967

Stena AB and consolidated subsidiaries
Unaudited condensed consolidated statements of cash flow
Nine month periods ended September 30, 2003 and 2004

	Nine month periods ended
	September 30, 2003	September 30, 2004
	SEK	SEK	$ (Note 1)
	(in millions)
Net cash flows from operating activities:
Net income (loss)	594	1,315	180
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,267	1,322	182
Share of affiliated companies´ results	—	(19)	(3)
(Gain)/loss on sale of property, vessels and equipment	(186)	(395)	(54)
(Gain)/loss on securities, net	(67)	(302)	(41)
Unrealized foreign exchange (gains) losses	(179)	(78)	(11)
Deferred income taxes	43	99	14
Minority interest	(2)	6	1
Other non cash items	53	(115)	(16)
Net cash flows from trading securities	(50)	(346)	(47)
Changes in assets and liabilities, net of effects of purchase of subsidiaries:
Receivables	405	(322)	(44)
Prepaid expenses and accrued income	(130)	(397)	(55)
Inventories	(16)	(66)	(9)
Trade accounts payable	(61)	102	14
Accrued costs and prepaid income	66	376	51
Income tax payable	(30)	91	12
Other current liabilities	(634)	(28)	(4)
Net cash provided by operating activities	1,073	1,243	170
Net cash flows from investing activities:
Investments in intangible assets	—	(124)	(17)
Cash proceeds from sale of property, vessels and equipment	1,119	1,112	153
Capital expenditure on property, vessels and equipment	(2,673)	(2,540)	(349)
Purchase of subsidiaries, net of cash acquired	—	(3,858)	(529)
Proceeds from sale of securities	368	2,873	394
Purchase of securities	(1,489)	(2,112)	(290)
Increase of non-current assets	(75)	(212)	(29)
Decrease of non-current assets	19	—	—
Other investing activities	(19)	7	1
Net cash used in investing activities	(2,750)	(4,854)	(666)
Net cash flows from financing activities:
Proceeds from issuance of debt	658	1,798	247
Principal payments on debt	(1,659)	(614)	(84)
Net change in borrowings on line-of-credit agreements	691	2,051	281
New capitalized lease obligations	1,843	—	—
Principle payments capital lease obligations	(723)	(33)	(5)
Net change in restricted cash accounts	(26)	(20)	(3)
Other financing activities	(87)	(95)	(13)
Net cash provided by financing activities	697	3,087	423
Effect of exchange rate changes on cash and cash equivalents	(3)	5	1
Net change in cash and cash equivalents	(983)	(519)	(72)
Cash and cash equivalents at beginning of period	2,100	1,718	236
Cash and cash equivalents at end of period	1,117	1,199	164

Stena AB and consolidated subsidiaries
Notes to unaudited condensed consolidated
financial statements

Note 1    Basis of presentation

The accompanying condensed consolidated financial statements present the financial position and results of operations of Stena AB (publ) and its subsidiaries ("the Company") and have been prepared in accordance with Swedish GAAP. The interim financial information is unaudited but reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. Interim results for the nine months ended September 30, 2004 are not necessarily indicative of the results to be expected for the full year.

New accounting principles adopted in 2004

Accounting for pensions

In 2004, the Company changed its accounting principles for pensions and other employment benefits according to the Swedish Financial Accounting Standards Council's Recommendation RR 29, "Employee Benefits", which is based on IAS 19 "Employee benefits" issued by International Accounting Standards Committee ("IASC"). The effect of this standard is mainly a change in timing of pension costs compared to previous principles, so that pension costs for future salary increases are estimated and recognized during the service period. In accordance with the transition rules, a transition liability was determined as of January 1, 2004. This transition liability exceeded the liability for pensions recognized per the December 31, 2003 consolidated balance sheet in accordance with earlier principles, and the net effect of the change in accounting principles at adoption has in accordance with RR29 been charged to stockholders' equity. The transition to the new recommendation led to the recognition of an additional pension liability of SEK 326 million, reduction of a pension plan asset of SEK 244 million and a deferred tax asset of SEK 171 million. The net of tax effect of SEK 399 million has been recorded as a reduction of opening shareholders' equity as of January 1, 2004. The adoption of RR29 did not have a material impact on reported net income for the nine month period ending September 30, 2004. Pursuant to the rules on transition of the Recommendation, prior year information has not been restated.

Consolidation — Special Purpose Entities

In 2004, the Company has chosen to follow the Swedish Financial Accounting Standards Council's guidance of the URA 20 "Consolidation of Special Purpose Entities" issued by The Swedish Accounting Standards Council. An entity should in accordance with this guidance include a special purpose entity in the consolidated accounts when the Company will receive the majority of the benefits of owning a special purpose entity which is in all other respects equal to a majority ownership of shares in that entity. The Company is including special purpose entities from January 1, 2004, in accordance with the equity method. The transition rules under the Swedish Financial Accounting Standards Council's recommendation RR 5 "Change in accounting principles" permit the transition amount net of tax to be recorded as an increase of stockholders equity as of January 1, 2004. The increase of stockholders equity amounts to SEK 133 million as of January 1, 2004. Pursuant to the rules on transition of the recommendation prior year information has not been restated.

Had these changes in accounting principles been adopted earlier in 2004, the impact on previously reported stockholders equity would have been as follows:

Stena AB and consolidated subsidiaries
Notes to unaudited condensed consolidated
financial statements  — continued

Note 1    Basis of presentation — continued

	March 31, 2004	June 30, 2004
Stockholders equity, as previously reported	11,918	12,243
Change in accounting principles, net of tax:
Pensions	(399)	(399)
Special Purpose Entities	133	133
Stockholders' equity, as adjusted	11,652	11,977

Solely for the convenience of the reader, the condensed financial statements for the most recent period have been translated into US dollars ($) using the noon buying rate on September 30, 2004 of $1 = SEK 7.2890.

Note 2    Segment information

	Nine month periods ended September 30,
(SEK in millions)	2003	2004
Income from operations:
Ferry operations	552	633
Drilling	(10)	(132)
Shipping:
Roll-on/Roll-off vessels	(34)	40
Crude oil tankers	172	488
Other shipping	4	(12)
Net gain on sale of vessels	65	272
Total shipping	207	788
Property	323	374
Net gain on sale of properties	121	122
Total property	444	496
Other	(95)	(127)
Total	1,098	1,658

	Nine month periods ended September 30,
	2003	2004
Depreciation and amortization:
Ferry operations	591	641
Drilling	512	441
Shipping:
Roll-on/Roll-off vessels	87	71
Crude oil tankers	20	47
Other shipping	5	5
Total shipping	112	123
Property	49	94
Other	3	23
Total	1,267	1,322

Stena AB and consolidated subsidiaries
Notes to unaudited condensed consolidated
financial statements  — continued

Note 2    Segment information — continued

The Company has conducted a review of the estimated useful lives of its vessels. As a result of this review, new useful lives have been established for both existing and future vessels as follows, effective January 1, 2004: RoRo vessels and tankers are depreciated over 20 years instead of over 15 years; and the useful life has been extended for certain ferries and drilling rigs approaching the end of their earlier estimated useful lives. The effect of these revisions has reduced depreciation expense in the nine months ended September 30, 2004 by approximately SEK 160 million.

	Nine month periods ended September 30,
	2003	2004
Capital expenditures:
Ferry operations	1,361	622
Drilling	227	353
Shipping:
Roll-on/Roll-off vessels	517	360
Crude oil tankers	323	908
Other shipping	4	9
Total shipping	844	1,277
Property	237	273
Other	4	15
Total	2,673	2,540

In addition, investments of SEK 3,712 million have been made in properties through the acquisition of companies.

Note 3    Intangible assets

Intangible assets in 2004 include the goodwill acquired in connection with the acquisition of the flower business "Blomsterlandet" and a ferry route from P&O. This goodwill is amortized over 10 and 7 years, respectively. In addition, as of January 1, 2004, investments in major new IT systems are treated as intangible assets. Because of this change, net assets of SEK 126 million have been reclassified from equipment to intangible assets.

Note 4    Affiliated companies

On May 13, 2004, the Company´s investment in the property company Bostads AB Drott ("Drott"), listed on the Stockholm Stock Exchange, was increased to 29.3%. As of this date, the investment in Drott is accounted for as an affiliated company whereby the Company records its share of the results of Drott´s operations. As a consequence of further acquisitions in July and August 2004, Drott is consolidated as a subsidiary as of August 10, 2004, when the Company had acquired more than 90% of Drott´s shares.

In July 2004, the Company invested through its subsidiary Stena Adactum AB SEK 122 million in the listed Swedish company Wilh. Sonesson AB.

Note 5    Stockholders' Equity

Restricted reserves include both untaxed reserves (net of deferred taxes) and legal reserves. The legal reserves of SEK 178 million are not available for distribution as they are required to be

Stena AB and consolidated subsidiaries
Notes to unaudited condensed consolidated
financial statements  — continued

Note 5    Stockholders' Equity — continued

held to meet statutory requirements in Sweden and other countries where group companies operate. The untaxed reserves may be distributed as dividends upon payment of the related taxes.

The changes in stockholders' equity for the period December 31, 2003 to September 30, 2004 are as follows:

(SEK in millions)	Capital stock	Restricted reserves	Unrestricted reserves	Total stockholders' equity
Balance at December 31, 2003	5	583	10,882	11,470
Change of accounting principles	—	—	(266)	(266)
Transfers between reserves	—	(99)	99	—
Dividend paid	—	—	(70)	(70)
Transfer to charitable trust	—	—	(10)	(10)
Foreign currency translation adjustments	—	(3)	27	24
Net income (loss)	—	—	1,315	1,315
Balance at September 30, 2004	5	481	11,977	12,463

Note 6    US GAAP Information

The accompanying condensed consolidated financial statements have been prepared in accordance with Swedish GAAP which differs in certain significant respects from US GAAP. A description of differences between Swedish GAAP and US GAAP which significantly affect the determination of net income and stockholders' equity of the Company is set forth in Note 31 to the Consolidated Financial Statements included in the Company's Annual Report on Form 20-F. The following is a summary of the adjustments to net income and stockholders' equity that would have been required if US GAAP had been applied instead of Swedish GAAP in the preparation of the condensed consolidated financial statements.

Stena AB and consolidated subsidiaries
Notes to unaudited condensed consolidated
financial statements  — continued

Note 6    US GAAP Information — continued

	Nine month periods ended September 30,
(SEK in millions)	2003	2004
Net income under Swedish GAAP	594	1,315
Adjustments to reconcile to US GAAP:
Disposal of assets	2	(66)
Depreciation of properties	(28)	(64)
Investment subsidies	1	1
Investments in securities	(137)	(2)
Financial instruments	12	829
Purchase accounting Stena Line	(71)	(48)
Business combinations	—	11
Pensions	28	1
Deferred costs	(37)	11
Repurchase of capital lease	—	2
Investments in VIEs	—	135
Others	18	12
Tax effect of US GAAP adjustments	43	(183)
Net income (loss) under US GAAP	425	1,954

	As of December 31, 2003	As of September 30, 2004
Stockholders´ equity under Swedish GAAP	11,470	12,463

Adjustments to reconcile to US GAAP:
Disposal of assets	(85)	(151)
Depreciation of properties	(372)	(436)
Investments in securities	672	592
Investment subsidies	(16)	(14)
Financial instruments	104	933
Purchase accounting Stena Line	(297)	(346)
Business combinations	—	11
Pensions	(326)	98
Deferred costs	(43)	(32)
Repurchase of capital lease	(28)	(26)
Investments in VIEs	5	65
Others	(74)	(63)
Tax effect of US GAAP adjustments	(56)	(214)
Stockholders´ equity under US GAAP	10,954	12,880

Investments in VIEs.

In December 2002, the Company invested $36.1 million (SEK 272 million) in an entity that was formed for the limited purpose of investing primarily in high yield securities and certain other eligible assets (the 2002 VIE). In August 2003, the Company invested an aggregate of $40

Stena AB and consolidated subsidiaries
Notes to unaudited condensed consolidated
financial statements  — continued

Note 6    US GAAP Information — continued

million (SEK 301 million) in participating term notes in an entity, formed for the limited purpose of investing primarily in bank loans and other eligible assets (the 2003 VIE). In June 2004, the Company invested an additional $9 million (SEK 68 million) in the 2003 VIE.

Under Swedish GAAP the investments in the VIEs are accounted for in accordance with the equity method. The investments are included in Marketable securities and in Other assets and the share of the results as Other financial income. Under US GAAP, the VIEs are variable interest entities as defined by FASB in FIN 46R for which the Company is deemed to be the primary beneficiary. Accordingly, the VIEs are consolidated for US GAAP purposes. The impact of the consolidation of the VIEs as of September 30, 2004 increased assets by approximately $617 million (SEK 4,539 million) and liabilities by approximately $662 million (SEK 4,869 million).

The investments in the VIEs are held by an unrestricted subsidiary.

US GAAP net income for the nine months ended September 30, 2004 includes a cumulative effect adjustment relating to the consolidation in 2004 of the 2002 VIE. The cumulative effect adjustment of the adoption of FIN 46 was not reflected in US GAAP net income for the six months ended June 30, 2004 previously reported. The impact on previously reported US GAAP net income would have been as follows:

Six months ended June 30, 2004
US GAAP net income, as reported	1,007
Cumulative effect adjustment	133
US GAAP net income, as adjusted	1,140

Business combinations

Accounting of acquisitions of certain subsidiaries under Swedish GAAP differs from US GAAP. The difference is attributable primarily to reporting and amortization of goodwill.

The Company has adopted SFAS 142 "Goodwill and Other Intangible Assets" in its determination of Net income and Shareholders' equity in accordance with US GAAP. In accordance with SFAS 142, goodwill and other intangible assets with indefinite useful lives should not be amortized but rather evaluated for impairment annually. Accordingly, the amortization of goodwill reported under Swedish GAAP has been reversed in the determination of Net income and Shareholders' equity under U.S. GAAP. Furthermore, impairment tests have been performed for existing goodwill. No impairment loss has been recognized as a result of these tests.

Note 7    Additional US GAAP Disclosures

As set forth in Note 32 to the Consolidated Financial Statements included in the Company's Annual Report on Form 20-F certain disclosures and financial statement classifications required under US GAAP and the US Securities and Exchange Commission rules and regulations would be different from the amounts disclosed on a Swedish GAAP basis. The following information is presented for US GAAP presentation purposes.

Drott acquisition

In 2004, the Company invested in the shares of the public company Drott AB (publ). At the end of March 2004, the shareholders of Drott AB (publ) approved the distribution to shareholders

Stena AB and consolidated subsidiaries
Notes to unaudited condensed consolidated
financial statements  — continued

Note 7    Additional US GAAP Disclosures — continued

of shares of Bostads AB Drott (Drott), a company that would focus on residential properties. Following the distribution, Drott AB (publ) changed its name to Fabege AB and focused on commercial properties. In July 2004, the Company made a tender offer to the shareholders of Drott to acquire all outstanding shares at a price of SEK 150 per share. As of August 10, 2004, the Company consolidated Drott as a subsidiary. As of September 30, 2004, the Company owned through one of its restricted subsidiaries, approximately 97% of Drott's outstanding shares. As of such date the Company's total investment in Drott was approximately SEK 3.1 billion. Pursuant to Swedish regulations the Company has requested authorization to acquire the remaining outstanding shares of Drott not owned by it. The Company's investment in Drott was funded with borrowings under its revolving credit facilities and other credit facilities used in the real estate operations.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition (SEK billion).

Current assets	0.1
Properties	11.1
Total assets	11.2
Current liabilities	0.5
Long-term debt	6.1
Deferred taxes	1.5
Total liabilities	8.1
Net assets acquired	3.1

Supplemental pro forma income statement information to give effect to the acquisition of Drott as if it had occurred on January 1, 2003 is as follows (SEK billion):

The unaudited pro forma financial information is provided for illustrative purposes only and does not represent what our results of operations, financial position or cash flows would actually have been if the transactions had in fact occurred on those dates and is not representative of our results of operations, financial position or cash flows for any future periods. Investors are cautioned not to place undue reliance on this unaudited pro forma financial information.

	Nine months ended September 30, 2003	Nine months ended September 30, 2004
Total revenues	11.3	13.1
Net income	0.6	1.5

Investments in VIEs

As more fully described in Note 6, the Company's investments in the 2002 VIE and the 2003 VIE are consolidated for US GAAP purposes. Further information as of September 30, 2004 regarding the underlying assets and liabilities of the 2002 and 2003 VIE's are as follows:

Stena AB and consolidated subsidiaries
Notes to unaudited condensed consolidated
financial statements  — continued

Note 7    Additional US GAAP Disclosures — continued

2002 VIE (US GAAP)
Investments in bonds	1,639
Investments in loans	448
Other assets	219
Debt	1,895
Other liabilities	51

2003 VIE (US GAAP)
Investments in bonds	289
Investments in loans	2,410
Other assets	298
Debt	2,741
Other liabilities	141

Long-term Debt

For Swedish GAAP purposes, certain borrowings that have formal repayment dates in the next year have been classified as long-term because the Company intends to refinance those borrowings on a long-term basis. Those borrowings which amount to SEK 11,175 million at September 30, 2004 would be classified as short-term in a US GAAP consolidated balance sheet.

Comprehensive income

The Company has adopted Statement of Financial Accounting ("SFAS") No. 130, "Reporting Comprehensive Income", which establishes standards for the reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income generally encompasses all changes in stockholders´ equity (except those arising from transactions with the owners) and includes net income, net unrealized gains or losses on available for sale securities and foreign currency translation adjustments. Comprehensive income in accordance with US GAAP for the nine month periods ended September 30, 2003 and 2004 was SEK 228 million and SEK 1,992 million, respectively.

Note 8     Subsequent Events

In November 2004 the Company sold its 75% interests in two Panamax tankers and two Product tankers to Arlington, a newly formed public company organized with an affiliate Concordia Maratime AB (publ) ("Concordia"). The sale price for the two Product tankers and interests in the Panamax tankers was $147.0 million in cash and 690,421 common shares of Arlington, which represent 4.5% of the total outstanding shares of Arlington. The common shares of Arlington trade on the New York Stock Exchange under the symbol ATB. In connection with this sale, the Company agreed to time charter the four tankers from Arlington for a period of five years with options to extend each charter for three additional years in extension terms of one year each. The Company also agreed with Arlington, in certain circumstances at Arlington's option, to take over the remaining terms of the five year time charters of two V-Max VLCC tankers which Concordia sold to Arlington concurrently with the sale of tankers, after the end of the third year and prior to commencement of the fourth year of such charters. A subsidiary, Northern Marine, has agreed to manage all six of Arlington's tankers during the terms of the charters for a fixed daily fee per vessel which increases 5% annually.

Stena AB and consolidated subsidiaries
Notes to unaudited condensed consolidated
financial statements  — continued

Note 8     Subsequent Events — continued

New $1 billion Credit Facility.    In December 2004 we refinanced a number of our existing facilities (including the $275 million and $600 million credit facilities from 2001 and 2002 and the $75 million facility in respect of Stena Discovery) with a new $1 billion facility from a syndicate of banks for which Citigroup Global Markets Ltd., DnB NOR Bank ASA, HSBC Bank plc, J.P. Morgan plc, Nordea Bank AB (publ.) and Svenska Handelsbanken AB (publ.) act as lead arrangers and Svenska Handelsbanken AB (publ.) acts as facility agent.

The new revolving credit facility was made available to SIBV and Stena (Switzerland) AG as joint and several borrowers for the purposes of refinancing certain of SIBV's existing debt (including the 2001 and 2002 revolving credit facilities), refinancing certain other existing indebtedness of the Stena AB group and to provide financing for general corporate purposes. The borrowers' obligations under the revolving credit facility are guaranteed by Stena AB and certain of its subsidiaries and are secured by the same assets that secured the borrowings that were refinanced (see further below).

Our new credit facility matures on the seventh anniversary of its signing date (in December 2011) and contemplates semi-annual reductions in the amount available under the facility commencing 66 months after the signing date (in June 2009).

Borrowings under the new facility bear interest at a rate equal to the aggregate of LIBOR plus an applicable margin which ranges from 0.75% to 0.875% depending on the level of utilization of the facility. Interest is payable at the end of the interest period of each advance, although if an advance has a term of more than six months, interest is payable at six-month intervals. The facility provides the option to drawdown advances for periods of one, three or six months, or for other periods with the consent of the facility agent (and, for periods over 12 months, the lenders). Commitment fees and guarantee indemnity fees will be based on the level of utilization of the facility.

The obligations of SIBV and Stena (Switzerland) AG under the revolving credit facility are secured by among other things, first priority security interests on the Stena Shipper, Stena Dee, Stena Spey, Stena Clyde, Stena Tay, Stena Saga, Stena Nautica, Pride of Aquitaine, Stena Don, Stena Baltica, Stena Carisma (including her linkspans), Stena Danica, Stena Europe, Stena Germanica, Stena Scandinavica, Stena Scanrail, Stena Searider, Stena Seatrader, Stena Discovery (including her linkspans), Stena Foreteller, Stena Forecaster, Stena Forerunner, Mont Ventoux, Svealand and the ports of Holyhead and Stranraer. In the event that an asset securing the revolving credit facility is sold or declared a total loss, availability under the revolving credit facility will, unless appropriate replacement collateral is provided within 270 days, be reduced by the lesser of net sale or net loss proceeds and the amount required to bring the security value of the remaining collateral to 140% of the facility amount.

The revolving credit facility imposes various financial and operating covenants upon us and certain of our subsidiaries. Among other things, the principal financial covenants (i) require the restricted group to maintain current assets and committed undrawn facilities in an amount greater than or equal to 125% of consolidated current liabilities, (ii) require us and our subsidiaries to maintain minimum cash and/or cash equivalents of not less than $50 million, (iii) require the net debt of the restricted group to be no greater than 65% of the capitalization of the restricted group (being the aggregate of the net debt, stockholders' equity and deferred taxation of the restricted group) and (iv) require us to maintain ownership of the security parties which, at the date of execution of the credit facility agreement, are members of the Stena AB group.

Stena AB and consolidated subsidiaries
Notes to unaudited condensed consolidated
financial statements  — continued

Note 8     Subsequent Events — continued

In addition, the revolving credit facility includes a limitation on the optional redemption, optional tax redemption or defeasance of our 9 5/8% Senior Notes due 2012, our 7.5% Senior Notes due 2013 and the notes offered hereby.

The 2004 $1 billion revolving credit facility also includes a cross-acceleration provision that provides that an event of default occurs if SIBV, Stena (Switzerland) AG or any of the other parties to the documents relating to the facility, which includes us and certain of our subsidiaries, fails to pay its respective obligations under any debt or guarantee in respect of such debt that exceeds $30 million.

As of December 8, 2004, the utilized portion of this facility was $469 million, out of which $450 million was actually drawn and $19 million used for issuing of bank guarantees.

The 2004 $1 billion revolving credit facility provides that the failure of immediate members of the Olsson family, their legal representatives or trusts for their benefit to own at least 75% of the voting equity in Stena AB, which failure is not cured within 90 days of it arising, triggers a mandatory prepayment of all outstanding advances and the termination of the facility within a further 30 day period unless all the lenders under such facility agree otherwise. Also, if Stena AB ceases to own, directly or indirectly, 100% of the equity in SIBV or Stena (Switzerland) AG, then all amounts outstanding under the $1bn revolving credit facility become immediately payable on demand, and upon such demand the facility terminates.

Stena AB and consolidated subsidiaries
Supplemental consolidated income statements – Restricted Group
Years ended December 31, 2001, 2002 and 2003
(Unaudited)

	Year ended December 31,
(In millions)	2001	2002	2003	2003
	SEK	SEK	SEK	$(1)
Revenues:
Ferry operations	7,909	8,486	8,597	1,179
Net gain (loss) on sale of vessels	(16)	20	50	7
Total ferry operations	7,893	8,506	8,647	1,186
Drilling	1,702	2,079	1,601	220
Shipping	2,498	1,812	2,242	307
Net gain on sale of vessels	171	28	64	9
Total shipping	2,669	1,840	2,306	316
Other	24	23	11	2
Total revenues	12,288	12,448	12,565	1,724
Direct operating expenses:
Ferry operations	(6,223)	(6,264)	(6,443)	(884)
Drilling	(544)	(949)	(810)	(111)
Shipping	(1,748)	(1,451)	(1,698)	(233)
Other	(26)	(13)	(9)	(1)
Total direct operating expenses	(8,541)	(8,677)	(8,960)	(1,229)
Selling and administrative expenses	(1,360)	(1,397)	(1,448)	(199)
Non-recurring items	18	—	—	—
Depreciation and amortization	(1,552)	(1,703)	(1,667)	(229)
Total operating expenses	(11,435)	(11,777)	(12,075)	(1,657)
Income from operations	853	671	490	67
Share of affiliated companies' results	131	51	—	—
Gain on sale of affiliated company	—	601	—	—
Financial income and expense:
Dividends received	5	15	7	1
Gain (loss) on securities, net	107	(77)	138	19
Interest income	112	207	122	17
Interest expense	(671)	(773)	(585)	(80)
Foreign exchange gains (losses), net	(74)	28	36	5
Other financial income (expense), net	159	32	(18)	(3)
Total financial income and expense	(362)	(568)	(300)	(41)
Minority interest	4	1	2	—
Income before taxes	626	756	192	26
Income taxes	625	99	82	12
Net income	1,251	855	274	38

(1)	Amounts in US dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 7.2890, the Noon Buying Rate on September 30, 2004.

Stena AB and consolidated subsidiaries
Supplemental consolidated balance sheets – Restricted Group
December 31, 2002 and 2003
(Unaudited)

	Year ended December 31,
(In millions)	2002	2003	2003
	SEK	SEK	$(1)
Assets:
Noncurrent assets:
Intangible assets	14	11	2
Tangible fixed assets:
Property, vessels and equipment	16,860	15,927	2,185
Financial fixed assets:
Marketable securities	1,076	315	43
Other noncurrent assets	2,002	2,538	348
Total noncurrent assets	19,952	18,791	2,578
Current assets:
Inventories	238	235	32
Receivables	2,209	1,538	211
Intercompany accounts	162	1,522	209
Prepaid expenses and accrued income	849	856	117
Short-term investments	321	327	45
Cash and cash equivalents	1,880	1,623	223
Total current assets	5,659	6,101	837
Total assets	25,611	24,892	3,415
Stockholders' equity and liabilities:
Stockholders' equity:
Capital stock	5	5	1
Reserves	11,718	11,528	1,581
Total stockholders' equity	11,723	11,533	1,582
Provisions:
Deferred income taxes	449	838	115
Other	300	183	25
Total provisions	749	1,021	140
Noncurrent liabilities:
Long-term debt:
Property	31	28	4
Other	5,149	5,523	753
Senior Notes	4,157	2,699	375
Capitalized lease obligations	499	1,329	182
Other noncurrent liabilities	115	145	20
Total noncurrent liabilities	9,951	9,724	1,334
Current liabilities:
Short-term debt:
Property	1	2	—
Other	231	311	43
Capitalized lease obligations	21	44	6
Trade accounts payable	506	357	49
Accrued costs and prepaid income	1,603	1,576	216
Income tax payable	74	28	4
Other current liabilities	752	296	41
Total current liabilities	3,188	2,614	359
Total stockholders' equity and liabilities	25,611	24,892	3,415

(1)	Amounts in US dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 7.2890, the Noon Buying Rate on September 30, 2004.

Stena AB and consolidated subsidiaries
Supplemental consolidated statements of cash flows –
Restricted Group
Years ended December 31, 2001, 2002 and 2003
(Unaudited)

(In millions)	2001	2002	2003	2003
	SEK	SEK	SEK	$(1)
Net cash flows from operating activities:
Net income	1,251	855	274	38
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,552	1,703	1,667	229
Share of affiliated companies' results	(131)	(51)	—	—
(Gain) on sale of affiliated company	—	(601)	—	—
(Gain)/loss on sale of subsidiary	5	—	—	—
(Gain)/loss on sale of property, vessels and equipment	(153)	(48)	(114)	(16)
(Gain)/loss on securities, net	(107)	77	(138)	(19)
Unrealized foreign exchange (gains)/losses	56	413	257	35
Deferred income taxes	(691)	(138)	(114)	(16)
Minority interests	(4)	(1)	(2)	—
Other non cash items	(392)	(2)	139	19
Net cash flows from trading securities	(227)	44	11	1
Changes in assets and liabilities, net of effects of dispositions of businesses:
Receivables	(409)	(306)	543	75
Prepaid expenses and accrued income	32	34	(29)	(4)
Inventories	24	11	(1)	—
Trade accounts payable	250	148	(117)	(16)
Accrued costs and prepaid income	(314)	(284)	29	4
Income tax payable	52	(112)	(35)	(5)
Other current liabilities	70	(35)	(465)	(64)
Net cash provided by operating activities	864	1,707	1,905	261
Net cash flows from investing activities:
Cash proceeds from sale of property, vessels and equipment	566	653	738	101
Capital expenditure on property, vessels and equipment	(2,558)	(1,840)	(2,860)	(392)
Purchase of subsidiary net of cash acquired	(212)	—	—	—
Proceeds from sale of subsidiary	499	—	—	—
Proceeds from sale of affiliated company	—	2,711	—	—
Proceeds from sale of securities	948	557	869	119
Purchase of securities	(675)	(735)	(707)	(97)
Increase of noncurrent assets	(100)	(39)	(190)	(26)
Decrease of noncurrent assets	695	22	—	—
Other	(82)	(238)	(151)	(21)
Net cash (used in)/provided by investing activities	(919)	1,091	(2,301)	(316)
Net cash flows from financing activities:
Proceeds from issuance of debt	2,560	2,633	1,795	246
Principal payments on debt	(5,030)	(4.416)	(4,273)	(586)
Net change in borrowings on line-of-credit agreements	3,522	(1,256)	1,242	170
New capitalized lease obligations		343	1,167	160
Principal payments on capitalized lease obligations	(57)	(301)	(64)	(9)
Net change in restricted cash accounts	133	(10)	1,695	233
Intercompany accounts	48	120	(811)	(111)
Other financing activities	79	(166)	(553)	(76)
Net cash provided by/(used in) financing activities	1,255	(3,053)	198	27
Effect of exchange rate changes on cash and cash equivalents	16	4	(59)	(7)
Net change in cash and cash equivalents	1,216	(251)	(257)	(35)
Cash and cash equivalents at beginning of year	915	2,131	1,880	258
Cash and cash equivalents at end of year	2,131	1,880	1,623	223

(1)	Amounts in US dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 7.2890, the Noon Buying Rate on September 30, 2004.

Stena AB and consolidated subsidiaries
Supplemental condensed consolidated income statements — Restricted Group
Nine month periods ended September 30, 2003 and 2004 (Unaudited)

	Nine month periods ended
	September 30, 2003	September 30, 2004
	SEK	SEK	$
	(in millions)
Revenues:
Ferry operations	6,778	7,005	961
Drilling	1,229	1,088	149
Shipping	1,675	2,370	325
Net gain on sale of vessels	65	272	37
Total shipping	1,740	2,642	362
Property	—	181	25
Net gain on sale of properties	—	45	7
Total property	—	226	32
Other	8	—	—
Total revenues	9,755	10,961	1,504
Direct operating expenses:
Ferry operations	(4,951)	(5,041)	(692)
Drilling	(631)	(681)	(93)
Shipping	(1,250)	(1,550)	(213)
Property	—	(75)	(10)
Other	(8)	—	—
Total direct operating expenses	(6,840)	(7,347)	(1,008)
Selling and administrative expenses	(1,048)	(1,105)	(152)
Depreciation and amortization	(1,219)	(1,252)	(172)
Total operating expenses	(9,107)	(9,704)	(1,332)
Income from operations	648	1,257	172
Share of affiliated companies´ results	—	19	3
Financial income and expense:
Dividends received	17	6	1
Gain (loss) on securities, net	101	38	5
Interest income	45	101	14
Interest expense	(408)	(504)	(69)
Foreign exchange gains (losses), net	22	20	3
Other financial income (expense), net	28	56	7
Total financial income and expense	(195)	(283)	(39)
Minority interest	2	(6)	(1)
Income before taxes	455	987	135
Income taxes	(68)	(151)	(20)
Net income	387	836	115

Stena AB and consolidated subsidiaries
Supplemental condensed consolidated balance sheets —
Restricted Group
December 31, 2003 and September 30, 2004 (Unaudited)

	December 31, 2003	September 30, 2004
	SEK	SEK	$
	(in millions)
Assets
Noncurrent assets:
Intangible assets	11	235	32
Tangible fixed assets:
Vessels	13,208	14,278	1,959
Construction in progress	589	241	33
Equipment	590	578	79
Property	1,540	12,464	1,710
Total tangible fixed assets	15,927	27,561	3,781
Financial fixed assets:
Marketable securities	315	781	107
Other assets	2,538	2,773	381
Total noncurrent assets	18,791	31,350	4,301
Current assets:
Inventories	235	292	40
Trade debtors	883	1,085	149
Other receivables	655	862	119
Intercompany accounts	1,522	1,073	147
Prepaid expenses and accrued income	856	957	131
Short-term investments	327	739	101
Cash and cash equivalents	1,623	1,086	149
Total current assets	6,101	6,094	836
Total assets	24,892	37,444	5,137
Stockholders' equity and liabilities
Stockholders' equity:
Capital stock	5	5	1
Reserves	11,528	11,839	1,624
Total stockholders' equity	11,533	11,844	1,625
Provisions:
Deferred income taxes	838	2,342	321
Other	183	452	62
Total provisions	1,021	2,794	383
Noncurrent liabilities:
Long-term debt	5,551	14,013	1,923
Senior notes	2,699	2,676	367
Capitalized lease obligations	1,329	1,315	180
Other noncurrent liabilities	145	132	18
Total noncurrent liabilities	9,724	18,136	2,488
Current liabilities:
Short-term debt	313	328	45
Capitalized lease obligations	44	41	6
Trade accounts payable	357	415	57
Income tax payable	28	183	25
Other	296	353	48
Intercompany accounts	—	1,259	173
Accrued costs and prepaid income	1,576	2,091	287
Total current liabilities	2,614	4,670	641
Total stockholders' equity and liabilities	24,892	37,444	5,137

Stena AB and consolidated subsidiaries
Supplemental condensed consolidated statements of cash flow – Restricted Group
Nine month periods ended September 30, 2003 and 2004 (Unaudited)

	Nine month periods ended
	September 30, 2003	September 30, 2004
	SEK	SEK	$
	(in millions)
Net cash flows from operating activities:
Net income	387	836	115
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,219	1,252	172
Share of affiliated companies´ results	—	(19)	(3)
(Gain)/loss on sale of property, vessels and equipment	(65)	(318)	(44)
(Gain)/loss on securities, net	(101)	(38)	(5)
Unrealized foreign exchange (gains) losses	(179)	(77)	(11)
Deferred income taxes	29	13	2
Minority interest	(2)	6	1
Other non cash items	52	(10)	(1)
Net cash flows from trading securities	(50)	(355)	(49)
Changes in working capital	(266)	(415)	(57)
Net cash provided by operating activities	1,024	875	120
Net cash flows from investing activities:
Investments in intangible assets	—	(124)	(17)
Cash proceeds from sale of property, vessels and equipment	688	978	134
Capital expenditure on property, vessels and equipment	(2,436)	(2,260)	(310)
Purchase of subsidiaries, net of cash acquired	—	(3,125)	(429)
Proceeds from sale of securities	341	1,289	177
Purchase of securities	(520)	(366)	(51)
Increase of non-current assets	(65)	(68)	(9)
Decrease of non-current assets	19	—	—
Other investing activities	(116)	(134)	(18)
Net cash used in investing activities	(2,089)	(3,810)	(523)
Net cash flows from financing activities:
Proceeds from issuance of debt	486	998	137
Principal payments on debt	(1,508)	(560)	(77)
Net change in borrowings on line-of-credit agreements	502	1,474	202
New capitalized lease obligations	1,843	—	—
Principle payments capital lease obligations	(723)	(33)	(4)
Net change in restricted cash accounts	(26)	(20)	(3)
Intercompany accounts	(267)	629	86
Other financing activities	(98)	(94)	(13)
Net cash provided by financing activities	209	2,394	328
Effect of exchange rate changes on cash and cash equivalents	(1)	4	1
Net change in cash and cash equivalents	(857)	(537)	(74)
Cash and cash equivalents at beginning of period	1,880	1,623	223
Cash and cash equivalents at end of period	1,023	1,086	149

Report of Independent Accountants

The board of Directors and Stockholders
Bostads AB Drott (publ):

We have audited the consolidated balance sheet of Bostads AB Drott (publ) and subsidiaries as of December 31, 2003, and the related consolidated carve-out statements of income and cash flows for the year ended December 31, 2003. These consolidated carve-out financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated carve-out financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standard in Sweden and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the carve-out consolidated financial statements present fairly, in all material respects, the financial position of Bostads AB Drott (publ) and subsidiaries as of December 31, 2003, and the result of their operations and their cash flows for the year ended December 31, 2003, in conformity with general accepted accounting principles in Sweden.

Generally accepted accounting principles in Sweden vary in certain significant respects from generally accepted accounting principles in the United States of America. The nature of the significant differences are summarized in Note 28 to the consolidated carve-out financial statements.

Ernst & Young AB

Stockholm February 6, 2004

/s/ Anders Scherman

Anders Scherman
Authorized public accountant

Bostads AB Drott
Consolidated income statement
Year ended December 31, 2003

		2003
		SEK
	Note	(In millions)
Rental revenues – residential		768
Rental revenues – commercial and other		184
Total rental revenues	4	952
Operating expenses		(247)
Ongoing maintenance		(23)
Site lease rents		(2)
Property tax		(39)
Scheduled maintenance		(88)
Property administration		(93)
Total property expenses	5	(492)
Operating surplus		460
Depreciation	6	(72)
Gross profit		388
Central administration	7	(22)
Operating profit		366
Interest income	8	4
Interest expense	9	(302)
Profit before tax		68
Tax		(19)
Net profit for the year(1)	10	49

(1)	A description of the nature of the significant differences between United States generally accepted accounting principles and those generally accepted in Sweden is set forth in Note 28 of Notes to the Financial Statements.

The accompanying notes form an integral part of these Consolidated Financial Statements.

Bostads AB Drott
Consolidated balance sheet
December 31, 2003

		2003
	Note	SEK
		(In millions)
Fixed Assets
Tangible fixed assets:
Management properties	11, 12	8,744.8
Equipment	13	1.7
Total tangible fixed assets		8,746.5
Financial fixed assets:
Shares and participations	14	0.1
Deferred tax asset	15	56.0
Total financial fixed assets		56.1
Current Assets
Accounts receivable and rent receivables	16	12.2
Receivables from Group companies	17	1.8
Other receivables		3.0
Prepaid expenses and accrued income		2.7
Total Assets		8,822.3
Shareholders' Equity
Restricted equity:
Share capital	18	0.1
Restricted reserves		710.7
Total restricted equity		710.8
Unrestricted equity:
Unrestricted reserves		514.4
Net profit for the year		49.0
Total unrestricted equity		563.4
Total shareholders' equity(1)		1,274.2
Provisions:
Provisions for pensions		11.9
Deferred tax liability	19	879.1
Other provisions	20	65.8
Total Provisions		956.8
Long-term liabilities:
Interest-bearing liabilities
Long-term liabilities to credit institutions	21	2,922.4
Total long-term liabilities		2,922.4
Current liabilities:
Liabilities to Group companies	22	3,539.4
Tax liability		9.4
Accounts payable		3.5
Other non-interest-bearing liabilities	23	22.5
Accrued expenses and prepaid income	24	94.1
Total current liabilities		3,668.9
Total Shareholders' Equity and Liabilities		8,822.3
Assets pledged	25	7,927.3
Contingent liabilities	25	1.1

(1)	A description of the nature of the significant differences between United States generally accepted accounting principles and those generally accepted in Sweden is set forth in Note 28 of Notes to the Consolidated Financial Statements.

The accompanying notes form an integral part of these Consolidated Financial Statements.

Bostads AB Drott
Consolidated statement of cash flows
Year ended December 31, 2003

2003
SEK
(In millions)
Profit before tax	68
Depreciation	72
Total	140
Tax paid	(19)
Cash flow from ongoing property management operations	121
Investing activities:
Investments in properties/equipment	(27)
Cash flow from investing activities	(27)
Financing activities:
Interest-bearing loans raised/amortized	(94)
Cash flow from financing activities	(94)
Cash flow for the year	—
Change in liquid assets	—
Cash and cash equivalents at beginning of year	—
Cash and cash equivalents at end of year	—

The accompanying notes form an integral part of these Consolidated Financial Statements.

Bostads AB Drott

Summary of changes in shareholders' equity
Year ended December 31, 2003

SEK in millions	Share capital	Restricted reserves	Unrestricted reserves	Net profit/loss for the year	Total
At beginning of 2003	0.1	0.0	0.7	0.0	0.8
Conversion of previous year's profit/loss			0.0	(0.0)
Shareholder's contribution			565.0		565.0
Effect of carve-out			(51.3)		(51.3)
Revaluation reserve		710.7			710.7
Net profit/loss for the year				49.0	49.0
At year-end	0.1	710.7	514.4	49.0	1,274.2

A description of the nature of the significant differences between United States generally accepted accounting principles and those generally accepted in Sweden is set forth in Note 28 of Notes to the Consolidated Financial Statements.

Notes to the consolidated financial statements

Corporate information

The annual report for Bostadsaktiebolaget Drott (publ) ("Bostads AB Drott") for 2003 has been approved for publications in accordance with the decision of the Board of Directors on February 3, 2004.

Principal operations

Bostads AB Drott is a limited liability company registered according to Swedish law, with its registered address in Stockholm. The Group's financial year is the calendar year. The operations of Bostads AB Drott and its subsidiaries are organized in three geographic regions: Stockholm/Uppsala, Gothenburg and Malm|$$|Ado/Lund, in addition to shared Group functions. Bostads AB Drott is a real estate company focused on residential properties in Sweden's growth regions and its business concept is to:

•	supply rental apartments in its residential buildings in Sweden's growth regions

•	manage and develop its own properties

•	capitalize on business opportunities in transaction markets for residential properties.

Note 1 — Accounting principles

The company complies with the recommendations of the Swedish Financial Accounting Standards Council and the pronouncements of the Swedish Emerging Issues Task Force.

New accounting principles 2004

As of January 1, 2004, compensation to employees must be reported according to the Swedish Financial Accounting Standards Council's recommendation no. 29. The company has begun work to obtain the data and calculate the figures that are necessary according to this recommendation. Reporting according to this recommendation does not require an adjustment of historical comparative figures, which is why it will not have an effect on 2003 results and shareholders' equity.

The measures that must be taken in connection with the changeover to reporting according to IAS rules from January 1, 2005 have been initiated. The purpose of these measures is to produce comparative figures for financial year 2004 in accordance with IAS reporting rules. A decision has not yet been made by the company's Board of Directors on which principle will be applied to account for the company's properties. A possible change in the reporting of properties to fair value or market value would likely be the single most important change in the company's reporting as of January 1, 2005. The property portfolio is currently valued on an ongoing basis, due to which a change in the reporting of the portfolio to market value does not require a major effort.

Carve out of the group

The property portfolio at year end 2003 has been used as a base for the profit and loss accounts, balance sheet and cash flow analysis. The finance structure at year end 2003 has been used as a base for calculation of interest cost and cash flow.

The takeover of the property portfolio from the Drott Group is a transaction between companies under joint control. This means that the accounting rules that apply to acquisitions from an independent party are not fully applicable. The values that are applied to the transaction conform to URA 4, Group restructurings, and mean that the newly formed Group has taken over the consolidated values of assets and liabilities that were previously reported in Drott AB.

Notes to the consolidated financial statements  — continued

In connection with the preparation of the annual financial statements of Bostads AB Drott, the shares in the subsidiary Drott Bostadsf|$$|Adorvaltning AB were revalued. In the consolidated financial statements, this revaluation has been reported as a revaluation of properties.

The revaluation has been made to market value as of December 31, 2003 for properties whose book value is less than market value by 20 percent, though no less than SEK 5 million. The total revaluation amount is SEK 899 million, of which SEK 710 million is reported in shareholders' equity under the item revaluation reserve and SEK 189 million is reported as deferred tax liabilities.

Deferred tax in the above-mentioned transaction is calculated individually based on the assumption of how the properties are expected to be realized. For properties that are expected to be realized through company sales, the deferred tax is calculated as 0 percent for divestment transactions and 28 percent for temporary differences that are reduced during the period the properties are owned. For properties that are realized individually, deferred tax is calculated on the basis of the actual tax rate of 28 percent on the difference between fiscal values and the new reported values.

Consolidated financial statements

The consolidated financial statements comprise the Parent Company and the companies over which the Parent Company directly or indirectly has a decisive influence.

Reporting of revenues and expenses

Rental revenues are allocated through the duration of each lease. Advance rent payments are therefore reported as prepaid rental revenues. Gross rental revenues include expense items which are passed on to tenants such as property tax and utilities.

Intra-Group rents and expenses are charged on a commercial basis and reported in their entirety where they arise.

Administrative expenses are divided between property management administration, which is included in gross profit/loss, and central administration, which is included in operating profit/loss.

Loan expenses are allocated through the duration of the underlying loan.

Property purchases and divestments are reported on the closing date, which differs from the date of possession.

Segment reporting

The Group's geographic regions are its primary segments in this reporting, and the various types of properties – residential and commercial – are its secondary segments; see also Note 10.

Tangible fixed assets

Tangible fixed assets are reported at acquisition value plus accumulated revaluations, less accumulated write-downs and accumulated planned depreciation. Depreciation is booked according to a plan over the economic lives of the assets.

Properties

Properties are taken up at acquisition value plus any additional expenditures that improve performance in relation to the level at the time the property was originally acquired. The cost of repairs and maintenance made to maintain or restore the level at the time the property was

Notes to the consolidated financial statements  — continued

originally acquired is expensed during the period they arise. Management properties, which comprises the Group's entire property portfolio, are depreciated on a straight-line basis according to plan at 1 percent of the portion of acquisition value attributable to the buildings.

Write-downs

The reported value of tangible fixed assets is reassessed with regard to the need for write-downs when events or changes in conditions indicate that the reported value may not be recoverable. If such indications exist and if the reported value exceeds the estimated recoverable amount, the assets are written down to the recoverable amount. The recoverable amount for tangible fixed assets corresponds to the higher of net realizable value and utilization value. Net realizable value is determined through comparisons with sales of similar assets. Utilization value consists of the present value of anticipated future cash flows according to a discounting factor before tax, which reflects the market's current estimation of the time value and risks associated with the asset. For assets that generally do not generate independent cash flows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Any write-downs are reported in the income statement. Write-downs are reversed when the recoverable value again exceeds the previous book value.

Land and land improvements

Land improvements are depreciated on a straight-line basis according to plan at 1.5–2.5 percent per year. Land is not depreciated.

Equipment

Equipment is depreciated on a straight-line basis according to plan at 20 to 33 percent per year.

Current assets

Current assets are valued at the lower of acquisition value and net realizable value.

Provisions

Provisions are reported in the balance sheet when a commitment arises due to an event that has occurred and when it is likely that an outflow of resources associated with economic benefits will be required to fulfill the commitment and the amount can be reliably calculated. Restructuring expenses are reported as provisions.

Loan liabilities

Loan liabilities are reported at the loan amount received less amortizations. Loan expenses are charged against profit in the period in which they are attributable. Unpaid interest expense charged to completed accounting periods is reported as a current liability under the heading accrued expenses.

Provisions for pensions

Provisions for the PRI liability are made based on an actuarial calculation by the Pension Registration Institute (PRI). Pension costs are expensed during the period they are earned. As of January 1, 2004, the reporting of pensions will comply with the Swedish Financial Accounting Standards Council's recommendation RR 29 Compensation to employees. Accordingly, the pension commitment is calculated on the basis of company-specific actuarial grounds that take into account future salary trends.

Notes to the consolidated financial statements  — continued

Income tax

The Group complies with recommendation RR 9 of the Swedish Financial Accounting Standards Council on income taxes. In brief, the recommendation means that both deferred tax liabilities and deferred tax assets are included in the financial statements and are carried at the current tax rate and nominal amounts, i.e. without discounting. However, in the case of acquisitions of material assets in which the tax valuation and the valuation of the deferred tax are documented, the valuation is based on the purchase price. For reporting of deferred tax in connection with the revaluation of properties, see "Incorporation of the Group" above.

Note 2 — Relationship between Bostads AB Drott and Drott AB

Bostadsaktiebolaget Drott (publ), corporate registration number 556238–3959, is a wholly owned subsidiary of Drott AB (publ), corporate registration number 556050–2113.

Because Bostadsaktiebolaget Drott was part of a group with Drott AB as its parent company for all of 2003 and the first quarter of 2004, there have been a number of transactions with related parties. Following is a summary of the most important transactions with the Parent Company or other subsidiaries of the Parent Company and Bostadsaktiebolaget Drott and its subsidiaries.

•	As of December 30, Bostads AB Drott received a shareholders' contribution from Drott AB of SEK 565 million.

•	As of December 31, Bostads AB Drott acquired all the shares in a subsidiary, Drott Bostadsf|$$|Adorvaltning AB, from the parent company for a price of SEK 1,817 million. The purchase price of the shares was based on the consolidated book value of the property portfolio that was owned directly or indirectly by Drott Bostadsf|$$|Adorvaltning AB.

•	In 2003, all financing was arranged through borrowing from the parent company. The cash flow that the operations generated was used to amortize the debt to the parent company.

•	In December, the debt to the parent company was reduced by nearly SEK 3 bn by securing external loans. As of December 31, 2003, the remaining debt to the parent company amounted to SEK 3,540 million. This remaining debt to the parent company will be settled during the first quarter by utilizing the credit agreements that have already been reached between Bostads AB Drott and banks or other credit institutions.

•	The collateral for the parent company's current loans from banks consists of shares in subsidiaries of Bostads AB Drott and properties owned by subsidiaries of Bostads AB Drott. This collateral will be freed during the first quarter when Bostads AB Drott secures its own loans through the credit agreements that have reached with banks, at which time Bostads AB Drott will amortize its debt to the parent company.

•	The interest rate on the loan from the parent company was and is based on the STIBOR rate +0.5 percentage points, or an interest rate of 3.80 percent as of year-end.

•	The Parent Company guarantees that during the first quarter of 2004 Bostadsaktiebolaget Drott will obtain a loan structure from banks with an average fixed interest term of at least five years and an interest rate that does not exceed 4.75 percent. To ensure this, the parent company has signed interest rate swap agreements, which will be assumed by each lender when Bostads AB Drott borrows against the respective credit agreement. The loans that are then granted to Bostads AB Drott will be mortgage loans at a fixed, predetermined interest rate based on the interest swap agreement transferred by the parent company to each lender.

•	In 2003, subsidiaries of Bostads AB Drott internally leased office space and purchased office, receptionist and IT services from Drott AB or other subsidiaries of Drott AB. From January 1,

Notes to the consolidated financial statements  — continued

2004, Bostads AB Drott has secured its own IT platform and taken over relevant IT system under its own management. On April 1, the company will move its head office to space in a property it owns, at which time the relationship with the parent company will end with regard to space rental and office services.

•	In 2003, Bostads AB Drott generally was able to benefit from the purchase agreements that have been reached for the entire Drott Group. A review of the purchase agreements has been made and new agreements have been reached for Bostads AB Drott and its subsidiaries that enter into force on January 1, 2004.

•	Bostads AB Drott has a management agreement on a number of residential properties owned by the parent company. The aim is to sell these properties to tenant-owner associations in the near future. The management agreement covers the first quarter of 2004, and for the services it provides Bostads AB Drott receives market-rate compensation.

•	Bostads AB Drott has a guarantee commitment for the pensions for certain senior executives that have been secured through allocations to a pension fund shared by the companies in the current Drott Group. As of year-end, the guarantee commitment amounted to SEK 0, since the pension fund's assets were greater than the pension commitments those assets cover.

Note 3 — Management of financial risks

Bostads AB Drott's operations entail a number of financial risks, which are managed according to the policies established by the Board of Directors. The overall objective of the Group's financial operations is to minimize the company's interest rate, liquidity and borrowing risks as well as to create cost-efficient financing.

Liquidity and borrowing risks

Borrowing risk refers to the risk of difficulties in raising external financing. Borrowing risk is reduced primarily by the fact that Bostadsaktiebolaget Drott maintains a strong equity/assets ratio, generally high creditworthiness and close, good banking relationships. Borrowing risk is also reduced because the loan portfolio has long-term tied-up capital and a diversified maturity structure. According to the Group's financial policy, not more than 20 percent of the Group's loans may fall due within any single year and capital should be tied up for as long as possible. As of December 31, 2003, tied-up capital in utilized credit agreements averaged ten years and tied-up capital in signed agreements twelve years.

To remain financially prepared and reduce liquidity risk, the Group should always have available liquidity in the form of unutilized credit agreements of at least SEK 100 million.

Interest rate risk

Interest is the single largest expense for Bostads AB Drott. To reduce interest rate risk in the Group, the average fixed interest term should be long and may vary between 48 and 72 months. This means that it takes a long time for changes in interest rates to fully affect the Group's results. To achieve this objective, the Group secures long-term mortgage loans. In December, Bostads AB Drott signed credit agreements with long-term tied-up capital and fixed interest terms. During the first quarter of 2004, the short-term borrowing from the parent company, Drott AB, was replaced by mortgage loans within the framework of signed credit agreements. The average fixed interest term was approximately five years.

Credit and counterparty risks

According to Bostads AB Drott's financial policy, the Group's cash flow will be used exclusively to amortize loans. At present, there are no interest-bearing investments. According to the financial policy, the Group will not use derivatives.

Notes to the consolidated financial statements  — continued

Losses on accounts receivable or rent receivables arise when customers go into bankruptcy or for other reasons cannot meet their payment obligations. This risk is limited by the fact that Bostads AB Drott has limited credit risk concentrations. Rent receivables are invoiced in advance and are due at the start of each period.

As a whole, Bostads AB Drott's credit and counterparty risks are considered small.

Administrative risk

Through centralized treasury operations, Bostads AB Drott can reduce administrative risks and at the same time take advantage of economies of scale. A secure, stable treasury system is used, and the treasury department continuously monitors operations to ensure that established routines are followed.

Currency risk

Bostads AB Drott operates only in Sweden and thus has no assets or liabilities in foreign currency. At present, Bostads AB Drott has no currency exposure and according to the company's financial this will continue to be so.

Note 4 — Rental revenues

The Company leases properties to third parties under operating leases. As of December 31, 2003 the future minimum rentals to be received under noncancellable operating leases were as follows:

Amounts in SEK mill	Contractual annual rents	Share of rents, %
Residential leases	772	82.0
Commercial leases	170	18.0
of which expiring in 2004[1]	28	3.0
2005	30	3.2
2006	32	3.4
2007	37	3.9
2008	5	0.5
2009 and later	9	1.0
Garages, parking	29	3.0
Total	942	100.0

The discrepancy between total rent at December 31, 2003 and revenue reported in the financial statements for 2003 is attributed to renegotiation of leases and changes in the occupancy ratio in 2003.

Notes to the consolidated financial statements  — continued

Note 5 — Property expenses

Amounts in SEK mill	2003
Heating costs	(92.8)
Other operating costs	(153.6)
Ongoing maintenance	(23.4)
Site lease rents	(2.4)
Property tax	(39.2)
Scheduled maintenance	(87.8)
Property administration	(93.0)
Total property expenses	(492.2)

Property tax is specified as follows:

Amounts in SEK mill	2003
Residential properties	(34.5)
Commercial properties	(4.7)
Total	(39.2)

Property administartion includes expenses for technical and financial administration of properties and companies, as well as marketing, leasing and project development.

Note 6 — Depreciation

Amounts in SEK mill	2003
Depreciation by class of asset:
Properties	72
Machinery and equipment	—
Total	72

Depreciation rates

Properties

Properties are depreciated on a straight-line basis at 1 percent of the portion of acquisition value attributable to the buildings.

Equipment

Equipment is depreciated on a straight-line basis according to plan at 20 to 33 percent per year.

Note 7 — Central administration

Central administration refers to expenses that are not directly attributable to property management, such as corporate management, group staff functions, business development/analysis and maintaining the stock exchange listing.

Notes to the consolidated financial statements  — continued

Expenses from group companies (Drott AB) were as follows:

Amounts in SEK mill	2003
Office rent and other office related items	5.6
IT expenses	10.8
Accounting expenses	8.0
Other expenses	2.9
Total	27.2

These expenses are included in Property administration and in Central administration.

Note 8 — Interest income

Amounts in SEK mill	2003
Interest subsidies	4
Total interest income	4

Note 9 — Interest expense

Amounts in SEK mill	2003
Interest expense, other	302
Total interest expense	302

Note 10 — Result by segment

	Region
	Sthlm/ Uppsala	Gothenburg	Malmö/Lund	Group total
Amounts in SEK mill	2003	2003	2003	2003

Rental revenues	418	284	250	952
Property expenses	(227)	(146)	(119)	(492)
Operating surplus	191	138	131	460
Depreciation	(34)	(19)	(19)	(72)
Gross profit	157	119	112	388
Central administration				(22)
Operating profit				366
Interest income				4
Interest expense				(302)
Profit before tax				68
Tax				(19)
Profit after tax				49

Notes to the consolidated financial statements  — continued

Note 11 — Management properties

Amounts in SEK mill	2003
Opening acquisition values	7,891
Investments	27
Revaluation	899
Closing accumulated acquisition values	8,817

Opening depreciation	—
Depreciation for the year	72
Divestments	—
Closing accumulated depreciation	72

Closing planned residual value	8,745

Market value according to independent valuation	9,384

The revaluation was made as of Dec. 31, 2003 on properties that according to the independent valuation have a market value exceeding each property's acquisition value by approximately 20 percent, though at least SEK 5 million. The revaluated amount has been distributed between buildings and land in proportion to the book value's distribution for each property. Depreciation will increase in accordance with each property's depreciation plan as of 2004.

Note 12 — Fair value, management properties

Amounts in SEK mill	Group Book value	Group Market value
Stockholm/Uppsala	4,222	4,551
Gothenburg	2,149	2,351
Malmö/Lund	2,374	2,482
Group total	8,745	9,384

Bostadsaktiebolaget Drott's properties were independently valued at SEK 9,384 million as of December 31, 2003. The independent valuation exceeded book value by SEK 639 million. Market value is defined briefly as the most likely price for a sale on a free and open market. This definition complies to the European definition stated in the "European Valuation Standards." Cash flow calculations are the main method used in the valuation, i.e. present value calculations of estimated future net operating revenues, interest subsidies and investments during the calculation period, in addition to residual value at the end of the calculation period. A five-year calculation period has normally been used. The valuations have been carried out in accordance with SFI (the Swedish Property Index) guidelines by appraisers certified by the Swedish Association of Real Estate Economics.

Notes to the consolidated financial statements  — continued

Note 13 — Equipment

Amounts in SEK mill	2003
Opening acquisition values	21.5
Opening depreciation	19.3
Depreciation for the year	0.5
Closing planned residual value	1.7

Note 14 — Shares and participations

Amounts in SEK mill Company	2003 Book value
SABO	0.1
Byggcentrum i Göteborg AB	0.0
Total	0.1

Note 15 — Deferred tax asset

Amounts in SEK mill Asset	2003
Deferred tax loss carryforwards (28% of 200,000)	56.0

Note 16 — Accounts receivable and rent receivables

Amounts in SEK mill	2003
Accounts receivable	0.5
Rent receivables	11.6
Total	12.2

Note 17 — Receivables from Group companies

Amounts in SEK mill	2003
Accounts receivable, Group companies	1.8
Total	1.8

Note 18 — Share capital

Amounts in SEK mill	2003
Common shares with nominal value of SEK 10 per share	0.1

Notes to the consolidated financial statements  — continued

Note 19 — Deferred tax liability

Amounts in SEK mill	2003
Difference between book value and fiscal value of properties	807.9
Untaxed reserves	71.2
Total	879.1

Note 20 — Other provisions

Amounts in SEK mill	2003
Title expenses	48.6
Restructuring expenses	17.2
Total	65.8

Note 21 — Long-term liabilities, credit institutions

Amounts in SEK mill	2003
Maturity date, 1–5 years from Balance Sheet day December 31, 2003	0
Maturity date, more than five years from Balance Sheet day December 31, 2003	2,922.4
Total	2,922.4

Long-term liabilities to credit institutions refer to bank loans raised in late December 2003. Of the loan amount, SEK 2,022,400,000 refers to variable rate loans. The remaining loan amount, SEK 900,000,000, carries a fixed interest rate for ten years as of December 29, 2003. The book value of the loans are estimated to conform to their fair value as of December 31, 2003.

Note 22 — Liabilities to Group companies

Amounts in SEK mill	2003
Liabilities to Parent Company	682.5
Liabilities to other Group companies	2,856.9
Total	3,539.4

Note 23 — Other non-interest-bearing liabilities

Amounts in SEK mill	2003
Value-added tax	3.9
Other items	18.6
Total	22.5

Notes to the consolidated financial statements  — continued

Note 24 — Accrued expenses and prepaid income

Amounts in SEK mill	2003
Accrued interest expense	2.3
Prepaid rental revenues	36.5
Other items	55.3
Total	94.1

Note 25 — Assets pledged and contingent liabilities

Amounts in SEK mill	2003
Real estate mortgages	7,636.4
Shares in subsidiaries	290.9
Total assets pledged	7,927.3
– of which pledged on behalf of Parent Company	4,602.8
– of which pledged to credit institutions	3,324.5

Other contingent liabilities
Contingent liabilities, FPG	0.3
Contingent liabilities, Fastigo	0.8
Contingent liabilities, total	1.1

Note 26 — Personnel

As of January 1, 2004, there are 169 employees in the Group, of whom 31 percent are women and 69 percent men. Of the number of employees in the Group, ten are employed by the Parent Company, of whom five are women. Group Management consists of four men and one woman.

Notes to the consolidated financial statements  — continued

Salaries and other remuneration

Chairman of the Board and other Board members

No fees were paid to the Board of Directors for 2003. Fees for the period from November 14, 2003 until the Annual General Meeting in 2005 will amount to 125 percent of the ordinary annual fees, or SEK 250 000 for the Chairman and SEK 125,000 for other members other than Anders B|$$|Ado|$$|Ados and Daniel Skoghäll, who will not be paid Board fees.

President

The President's terms fixed salary amounts to SEK 2,100,000 per year from January 1, 2004, which will be raised to SEK 2,400,000 per year from May 1, 2004. The President is also entitled to receive a bonus up to a maximum of 50 percent of his fixed salary. Pension provisions are made by the company up to a maximum of 30 percent of the President's salary. His employment contract has a mutual term of notice of six months. If terminated by the company for reasons other than gross negligence of his duties, the President will, in addition to his salary during the term of notice, receive severance corresponding to 18 months' salary. Severance will be reduced by any compensation the President receives from other employment or self-employment. After the company is listed on the stock market, severance will still be payable if the conditions of the President's have changed should a single shareholder acquire more than 90 percent of the shares in the company.

Senior executives

Four other members of Group Management receive aggregate fixed salaries of SEK 3,220,000 per year. In addition, the members of Group Management, excluding the President, are entitled to receive a bonus amounting up to 25–45 percent of their fixed salaries, or in total up to a maximum of SEK 920,000. The employment contracts for the members of Group Management have a mutual term of notice of six months. One person in Group Management is entitled to severance, corresponding to six months' salary, if the company terminates his employment contract for reasons other than breach of contract.

Note 27 — Fees and remuneration to auditors

Audit fees have been debited to the parent company, Drott AB and is included as part of accounting expenses from Drott AB.

Notes to the consolidated financial statements  — continued

Note 28 — Major differences between Swedish and US GAAP

According to Swedish GAAP, revaluation of properties is allowed under certain circumstances and depreciation is computed on such revalued amounts. Under US GAAP, properties would be recorded at their historical cost and depreciation would be computed using those historical amounts.

Depreciation rate on properties is set to 1% according to Swedish GAAP. This is not in accordance with US GAAP, under which a minimum rate of 2% would be used.

According to Swedish GAAP, write downs made in earlier periods are reversed when the fair value exceeds the book value. The book value, however, can never be higher than the corresponding depreciated historical cost value. Under US GAAP, impairment charges cannot be reversed.

According to Swedish GAAP, full deferred tax provisions relating to temporary differences on properties are not required. Under US GAAP, full provision is required for all temporary differences between the book and tax bases of all assets and liabilities.

Bostads AB Drott
Unaudited condensed consolidated income statements
Six month periods ended June 30, 2003 and 2004

	Six month periods ended
	June 30, 2003	June 30, 2004
	SEK	SEK
	(in millions)
Rental revenues – residential	383	391
Rental revenues – commercial and other	92	90
Total rental revenues	475	481
Operating expenses	(136)	(150)
Ongoing maintenance	(14)	(12)
Site lease rents	(1)	(1)
Property tax	(20)	(21)
Scheduled maintenance	(31)	(39)
Property administration	(49)	(47)
Total property expenses	(251)	(270)
Operating surplus	224	211
Depreciation	(36)	(38)
Gross profit	188	173
Central administration	(11)	(10)
Gain on property sales	—	112
Operating profit	177	275
Interest income	2	2
Interest expense	(151)	(145)
Profit before tax	28	132
Tax	(8)	(33)
Net profit for the period(1)	20	99

(1)	A description of the nature of the significant differences between United States generally accepted accounting principles and those generally accepted in Sweden is set forth in Note 28 of Notes to the Bostads AB Drott Consolidated Financial Statements for the year ended December 31, 2003.

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

Bostads AB Drott
Unaudited condensed consolidated balance sheet
June 30, 2004

June 30, 2004
SEK
(in millions)
Fixed Assets
Tangible fixed assets:
Management properties	8,968
Equipment	3
Total tangible fixed assets	8,971
Financial fixed assets
Shares and participations in other companies	0
Deferred tax asset	25
Total financial fixed assets	25
Current Assets
Accounts receivable and rent receivables	22
Receivables from Group companies	0
Other receivables	84
Prepaid expenses and accrued income	5
Cash and cash equivalents	0
Total Assets	9,108
Shareholders' Equity
Restricted equity:
Share capital	44
Restricted reserves	711
Total restricted equity	755
Unrestricted equity:
Unrestricted reserves	558
Net profit/loss for the period	99
Total unrestricted equity	657
Total shareholders equity(1)	1,412
13
Provisions:
Provisions for pensions	26
Deferred tax liability	907
Other provisions	26
Total Provisions	959
Long-term liabilities:
Interest-bearing liabilities
Long-term liabilities to credit institutions	6,451
Total long-term liabilities	6,451
Current liabilities:
Liabilities to Group companies	0
Tax liability	40
Accounts payable	5
Other non-interest-bearing liabilities	54
Accrued expenses and prepaid income	174
Total current liabilities	273
Total Shareholders' Equity and Liabilities	9,108

(1)	A description of the nature of the significant differences between United States generally accepted accounting principles and those generally accepted in Sweden is set forth in Note 28 of Notes to the Bostads AB Drott Consolidated Financial Statements for the year ended December 31, 2003.

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

Bostads AB Drott
Unaudited condensed consolidated statements of cash flow
Six month periods ended June 30, 2003 and 2004

	Six month periods ended
	June 30, 2003	June 30, 2004
	SEK	SEK
	(in millions)
Profit before tax	28	132
Less capital gain on property sales	—	(112)
Depreciation	36	38
Total	64	58
Tax	(8)	0
Cash flow from ongoing property management operations	56	58
Adjustment for items not included in cash flow	—	(20)
Change in working capital	—	51
Cash flow before investments	56	89
Investing activities
Company acquisition	—	(615)
Investment in properties/equipment	(14)	(32)
Property sales	—	512
Cash flow from investing activities	(14)	(135)
Financing activities
Interest-bearing loans raised/amortized	(42)	2
New share issues	—	44
Cash flow from financing acitivities	(42)	46
Cash flow for the period	—	—
Change in liquid assets	—	—
Cash and cash equivalents at beginning of period	—	—
Cash and cash equivalents at end of period	—	—

A description of the nature of the significant differences between United States generally accepted accounting principles and those generally accepted in Sweden is set forth in Note 28 of Notes to the Bostads AB Drott Consolidated Financial Statements for the year ended December 31, 2003.

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

Bostads AB Drott
Notes to unaudited condensed
consolidated financial statements

Note 1    Basis of presentation

The accompanying condensed consolidated financial statements present the financial position and results of operations of Bostads AB Drott and its subsidiaries ("the Company") and have been prepared in accordance with Swedish GAAP.

The Bostads AB Drott Group was established as of December 31, 2003 when Bostads AB Drott took over the shares in the companies included in the group from the parent company in the Fabege Group. The takeover of the property portfolio from the Fabege Group represented a transaction between companies under common control and has been accounted for at historical book values. The comparative information for the six month period ended June 30, 2003 has been prepared on a carve-out basis representing the operations of the assets included in the Bostads AB Drott as of December 31, 2003.

The interim financial information included in the condensed consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. Interim results for the six months ended June 30, 2004 are not necessarily indicative of the results to be expected for the full year.

Note 2    Changes in shareholders' equity

SEK in millions
Opening balance at December 31, 2003	1,274
Change in accounting principles	(5)
Adjusted opening balance	1,269
New share issues	44
Net profit for the period	99
Closing balance at June 30, 2004	1,412

During 2004, the Company issued new shares for SEK 44 million.

The Swedish Financial Accounting Standards Council's recommendation RR 29, Employee benefits, which came into effect on January 1, 2004, has been applied. Application of this recommendation increased the Group's pension debt by SEK 5 million. The opening balance of unrestricted equity was reduced correspondingly.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

During 2003, we invested an aggregate of SEK 1,074 million in the Swedish property company, Drott AB (publ), which represented approximately 10% of its outstanding shares. At the end of March 2004, the shareholders of Drott AB (publ) approved the distribution to shareholders of shares of Bostads AB Drott (Drott), a company that would focus on residential properties. Following the distribution, Drott AB (publ) changed its name to Fabege AB and focused on commercial properties. In July 2004, we made a tender offer to the shareholders of Drott to acquire all outstanding shares at a price of SEK 150 per share. As of August 10, 2004, we consolidated Drott as a subsidiary. As of September 30, 2004 we owned through one of our restricted subsidiaries, approximately 97% of Drott's outstanding shares. As of such date our total investment in Drott was approximately SEK 3.1 billion. Pursuant to Swedish regulations, we have requested authorization to acquire the remaining shares of Drott not owned by us through a mandatory redemption process.

The unaudited pro forma statements of operations for the year ended December 31, 2003 and the nine months ended September 30, 2004 give effect to the acquisition of Drott as if it had occurred on January 1, 2003.

The unaudited pro forma consolidated financial data in this section is based upon our historical results of operations for the year ending December 31, 2003 and the nine month period ending September 30, 2004 included elsewhere in this prospectus and prepared in accordance with Swedish GAAP, which differs in certain significant respects from U.S. GAAP. See note 31 to the audited Stena AB Consolidated Financial Statements.

The unaudited pro forma financial information is provided for illustrative purposes only and does not represent what our results of operations, financial position or cash flows would actually have been if the transactions had in fact occurred on those dates and is not representative of our results of operations, financial position or cash flows for any future periods. Investors are cautioned not to place undue reliance on this unaudited pro forma financial information.

Unaudited Pro Forma Statement of Operations for the Year Ended December 31, 2003

	STENA AB Historical	BOSTADS AB DROTT Historical	Pro forma adjustments	Note	Proforma	Proforma
	SEK	SEK (A)	SEK		SEK	$(B)
	(in millions)
Revenues:
Ferry operations	8,597				8,597	1,179
Net gain on sale of vessels	50				50	7
Total ferry operations	8,647				8,647	1,186
Drilling	1,601				1,601	220
Shipping
Operations	2,242				2,242	307
Net gain on sale of vessels	64				64	9
Total shipping	2,306				2,306	316
Property
Operations	932	952			1,884	259
Net gain on sale of properties	126				126	17
Total property	1,058	952			2,010	276
Other	7				7	1
Total revenues	13,619	952			14,571	1,999

Direct operating expenses:
Ferry operations	(6,443)				(6,443)	(884)
Drilling	(810)				(810)	(111)
Shipping	(1,698)				(1,698)	(233)
Property	(382)	(492)			(874)	(120)
Other	–				–	–
Total direct operating expenses	(9,333)	(492)			(9,825)	(1,348)

Selling and administrative expenses	(1,522)	(22)			(1,544)	(212)
Depreciation and amortization	(1,742)	(72)	(23)	D	(1,837)	(252)

Total operating expenses	(12,597)	(586)	(23)		(13,206)	(1,812)

Income from operations	1,022	366	(23)		1,365	187

Financial income and expense:
Dividends received	39				39	5
Gain (loss) on securities, net	185				185	25
Interest income	85				85	12
Interest expense	(824)	(298)	(105)	E	(1,227)	(168)
Foreign exchange gains (losses), net	27				27	4
Other financial income (expense), net	(18)				(18)	(2)

Total financial income and expense	(506)	(298)	(105)		(909)	(125)

Minority interest	2				2	–

Income before taxes	518	68	(128)		458	63
Income taxes	1	(19)	36	G	18	2

Net income	519	49	(92)	H	476	65

See accompanying notes to the Unaudited Pro Forma Statements of Operations

Unaudited Pro Forma Statement of Operations for the Nine Months Ended September 30, 2004

	STENA AB Historical	BOSTADS AB DROTT Historical	Pro forma adjustments	Note	Proforma	Proforma
	SEK	SEK (A)	SEK		SEK	$(B)
	(in millions)
Revenues:
Ferry operations	7,005				7,005	961
Drilling	1,088				1,088	149
Shipping
Operations	2,370				2,370	325
Net gain on sale of vessels	272				272	37
Total shipping	2,642				2,642	362
Property
Operations	900	481	75	C	1,456	200
Net gain on sale of properties	122	112	149	C	383	53
Total property	1,022	593	224		1,839	253
Other	508				508	70
Total revenues	12,265	593	224		13,082	1,795

Direct operating expenses:
Ferry operations	(5,041)				(5,041)	(692)
Drilling	(681)				(681)	(93)
Shipping	(1,550)				(1,550)	(213)
Property	(368)	(270)	(42)	C	(680)	(93)
Other	(461)				(461)	(63)
Total direct operating expenses	(8,101)	(270)	(42)		(8,413)	(1,154)

Selling and administrative expenses	(1,184)	(10)	(3)	C	(1,197)	(164)
Depreciation and amortization	(1,322)	(38)	(2)	C	(1,380)	(190)
			(18)	D

Total operating expenses	(10,607)	(318)	(65)		(10,990)	(1,508)

Income from operations	1,658	275	159		2,092	287

Share of affiliated companies´ results	19		(19)	F	–	–
Financial income and expense:
Dividends received	33				33	5
Gain (loss) on securities, net	302				302	41
Interest income	78		1	C	79	11
Interest expense	(715)	(143)	(71)	E	(929)	(127)
Foreign exchange gains (losses), net	20				20	3
Other financial income (expense), net	166				166	23

Total financial income and expense	(116)	(143)	(70)		(329)	(45)

Minority interest	(6)				(6)	(1)

Income before taxes	1,555	132	70		1,757	241
Income taxes	(240)	(33)	(54)	C	(302)	(41)
			25	G

Net income	1,315	99	41	H	1,455	200

See accompanying notes to the Unaudited Pro Forma Statements of Operations

Notes to Unaudited Pro Forma Statements of Operations

A.    These amounts represent the carve-out results of operations of Drott for the year ended December 31, 2003 and the six months ended June 30, 2004.

B.    Solely for the convenience of the reader, the pro forma as adjusted statements of operation have been translated into US dollars ($) using the noon buying rate on September 30, 2004 of $1 = SEK 7.2890. On November 10, 2004, the exchange rate was $1.00 = SEK 7.0139.

C.    Drott is included in the Stena AB Consolidated financial statements as a consolidated subsidiary from August 10, 2004. These amounts represent the results of operations of Drott for the period from July 1, 2004 through August 9, 2004.

D.    This adjustment represents the amortization of the excess values that were allocated to the properties acquired. The total excess value amounted to SEK 2,348 million and is amortized over a 100 year period pursuant to Swedish GAAP.

E.    This adjustment represents the additional interest expense that would have been incurred by Stena to fund the total purchase price of SEK 3.1 billion. The interest expense has been calculated based on the average borrowing rate under our revolving credit facilities and other credit facilities used in the real estate operations.

F.    This adjustment is to eliminate the effect of accounting under the equity method for the investment in Drott for the period from May 13, 2004, to August 9, 2004. Prior to May 13, 2004, we accounted for our investment under the cost method because we owned less than 20% of the outstanding shares.

G.    This adjustment reflects the income tax effects of the proforma adjustments using an effective tax rate of 28%.

H.    The Swedish accounting principles followed in the preparation of the Pro Forma Statements of Operations differ in certain significant respects from those under US GAAP. A description of differences between Swedish and US GAAP is included in Note 31 to the Consolidated Financial Statements included elsewhere in this Prospectus.

The only significant difference between Swedish and US GAAP that impact the results of operations of Drott or the application of purchase accounting adjustments by Stena AB for the periods presented, relates to the depreciation of real estate. Drott used a 100 year life for the depreciation of properties in its real estate operations. For US GAAP purposes, depreciation for the real estate properties is based on a period of 50 years. The effect on the 12 month period ending December 31, 2003 is SEK 95 million and on the nine month period ending September 30, 2004 is SEK 68 million.

The calculation of pro forma net income in accordance with US GAAP is as follows;

	Year Ended December 31, 2003	Nine Months Ended September 30, 2004
	SEK	SEK
	(in millions)
Net income as per pro forma Statement of Operations	476	1,455
Adjustments to reconcile to US GAAP:
Disposal of assets	5	(66)
Depreciation of properties	(149)	(132)
Investments in securities	(118)	(2)
Investment subsidies	2	1
Financial instruments	33	829
Purchase accounting Stena Line	(86)	(48)
Pensions	16	1
Deferred costs	(48)	11
Repurchase of capital lease	(28)	2
Investment in VIEs	—	135
Others	24	12
Tax effect of US GAAP adjustments	78	(199)

Pro forma net income in accordance with US GAAP	205	1,999

$250,000,000

Stena AB (publ)

Offer to Exchange All Outstanding 7% Senior Notes due 2016
for 7% Senior Notes due 2016,
Which Have Been Registered Under
the Securities Act of 1933

PROSPECTUS

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.    Indemnification of Directors and Officers

The Registrant maintains liability insurance for its Board of Directors and certain of its officers, including insurance against liabilities under the Securities Act of 1933, as amended.

ITEM 21.    Exhibits and Financial Statement Schedules.

Exhibit No.	Description
3.1	Articles of Association of the Registrant in Swedish, together with an English translation (incorporated by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form F-4 (file number 333-102110) filed with the SEC on December 20, 2002).
4.1	Indenture dated as of November 23, 2004 between the Registrant and JPMorgan Chase Bank, N.A., as trustee, relating to the Registrant's 7% Senior Notes due 2016.
4.2	Form of 7% Senior Note due 2016.
4.3	Registration Rights Agreement, dated November 23, 2004, between the Registrant and J.P. Morgan Securities Inc. and Citigroup Global Markets Inc.
4.4	Form of Indenture between the Registrant and JPMorgan Chase Bank, as Trustee, relating to the Registrant's 7.5% Senior Notes due 2013 (incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form F-4 (file number 333-111353 filed with the SEC on December 19, 2003)).
4.5	Form of Indenture between the Registrant and JPMorgan Chase Bank, as Trustee, relating to the Registrant's 9 5/8% Senior Notes due 2012 (incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form F-4 (file number 333-120110 filed with the SEC on December 20, 2002)).
5.1	Form of Opinion of Skadden, Arps, Slate, Meagher & Flom LLP, with respect to the validity of the Exchange Notes.
5.2	Opinion of Wistrand Advokatbyrå, Gothenburg KB, with respect to the validity of the Exchange Notes.
10.1	Facility Agreement dated December 8, 2004 between Stena International B.V. and Stena (Switzerland) AG, as borrowers, Citigroup Global Markets Ltd. DnB NOR Bank ASA, HSBC Bank plc, J.P. Morgan plc, Nordea Bank AB (publ) and Svenska Handelsbanken AB (publ) as Co-Arrangers, the banks and financial institutions listed therein, and Stena AB (publ) as guarantor.
12.1	Statement re: Computation of Ratio of Earnings to Fixed Charges.
21.1	List of Subsidiaries of the Registrant (incorporated by reference to Exhibit 8 to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (file number 33-99284)).
23.1	Consent and Report on Financial Statement Schedules of KPMG Bohlins AB, Independent Registered Public Accounting Firm, relating to Stena AB (publ).
23.2	Consent of Ernst & Young AB, Independent Auditors, relating to Bostads AB Drott (publ).
23.3	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1).
23.4	Consent of Wistrand Advokatbyr|$$|Aoa, Gothenburg KB (included in Exhibit 5.2).
24.1	Powers of Attorney (included on signature pages to the Registration Statement).
25.1	Statement of Eligibility and Qualification on Form T-1 of JPMorgan Chase Bank, N.A. as trustee under the Indenture for the 7% Senior Notes due 2016.
99.1	Form of Letter of Transmittal.
99.2	Form of Notice of Guaranteed Delivery.
99.3	Form of Letter to Clients.
99.4	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(b) Financial Statement Schedules

Schedule II — Valuation and Qualifying Accounts

Schedule III — Property and Accumulated Depreciation

ITEM 22.    Undertakings

The undersigned registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

2.	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its respective counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

(i)	to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; and

(ii)	to arrange or provide for a facility in the U.S. for the purpose of responding to such requests. The undertaking in subparagraph (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Stena AB (publ) has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Gothenburg, Sweden, on the 20th day of December, 2004.

STENA AB (PUBL)

By: /s/ Dan Sten Olsson Name: Dan Sten Olsson Title: Chief Executive Officer	By: /s/ Svante Carlsson Name: Svante Carlsson Title: Chief Financial Officer

POWER OF ATTORNEY KNOW ALL PERSONS BY THESE PRESENTS, that each of Dan Sten Olsson, Svante Carlsson, Lennart Jeansson, Jan Carlstein, Bengt-Olof Eriksson, Stefan Lindskog, Bengt Cremonese, Jens Ole Hansen, and Anna-Lena Myhr constitutes and appoints Dan Sten Olsson and Svante Carlsson, and each of them, as such person's true and lawful attorney-in-fact and agent with full power of substitution and resubstitution for such person in in such person's name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration statement or a related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, a amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully and to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on December 20, 2004.

Name	Title
/s/ Lennart Jeansson ________________________________ Lennart Jeansson	Chairman of the Board and Director
/s/ Dan Sten Olsson ________________________________ Dan Sten Olsson	Chief Executive Officer and Director (Principal Executive Officer)
/s/ Svante Carlsson ________________________________ Svante Carlsson	Chief Financial Officer and Director (Principal Financial Officer and Principal Accounting Officer)
/s/ Jan Carlstein ________________________________ Jan Carlstein	Director
/s/ Bengt Olof Eriksson ________________________________ Bengt Olof Eriksson	Director
/s/ Stefan Lindskog ________________________________ Stefan Lindskog	Director
/s/ Bengt Cremonese ________________________________ Bengt Cremonese	Director (Employee Representative)

Name	Title
/s/ Jens Ole Hansen ________________________________ Jens Ole Hansen	Director (Employee Representative)
/s/ Anna-Lena Myhr ________________________________ Anna-Lena Myhr	Deputy Director (Employee Representative)
/s/ Donald J. Puglisi ________________________________ Donald J. Puglisi	Authorized Representative in the United States

SCHEDULE II

STENA AB AND CONSOLIDATED SUBSIDIARIES
VALUATION AND QUALIFYING ACCOUNTS
YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

Description	Balance at Beginning of Year	Additions	Deductions	Balance at End of Year
	(SEK in thousands)
Allowance for Doubtful Accounts:
December 31, 2001	14,689	9,403	(5,402)	18,690
December 31, 2002	18,690	4,896	(8,438)	15,148
December 31, 2003	15,148	10,230	(4,553)	20,825
Provisions for maintenance and repairs:
December 31, 2001	132,497	89,157	(12,891)	208,763
December 31, 2002	208,763		(208,763)	0
December 31, 2003	0		0	0

Notes:

Additions includes foreign currency translation effect

S-2

SCHEDULE III

STENA AB AND CONSOLIDATED SUBSIDIARIES
PROPERTY COST AND ACCUMULATED DEPRECIATION
December 31, 2003
(SEK in Millions)

Notes:

(1)	Gross amount at which carried at end of the year:

	Year Ended December 31,
	2001	2002	2003
	(SEK in Millions)
Balance at beginning of year	6,691	8,131	8,246
Additions:
Additions	1,363	556	405
Foreign currency effect	243	(196)	(162)
	8,297	8,491	8,489
Deductions:
Disposals	166	243	331
Dividend		2
	166	245	331
Balance at end of year	8,131	8,246	8,158

(2)	Accumulated depreciation:

	Year Ended December 31,
	2001	2002	2003
	(SEK in Millions)
Balance at beginning of year	167	326	425
Depreciation charged	120	148	162
Properties sold	(6)	(14)	(16)
Foreign currency effect	45	(35)	(38)
	326	425	533

S-3

Property Cost and Accumulated Depreciation
December 31, 2003

Description	Encumbrances	Initial Cost to Company	Costs Capitalised	Total Cost	Accumulated Depreciation	Net Book Value
Property data	(Mortgages)	Buildings and land	Improvements	[ 1 ]	[ 2 ]
	TSEK	TSEK	TSEK	TSEK	TSEK
SIBV, enclosure no 1	1,285,175	1,296,097	61,619	1,357,716	−108,482	1,249,234
SPBV, enclosure no 2	374,304	354,878	58,388	413,266	−13,662	399,605
SFAB, enclosure no 3	0	9,000	0	9,000	0	9,000
SFFAB, enclosure nr 4	2,155,930	2,073,397	581,939	2,655,336	−158,742	2,496,594
SFNAB, enclosure no 5	610,011	517,435	4,161	521,596	−33,617	487,979
SFSAB, enclosure no 6	891,170	1,069,892	6,676	1,076,568	−26,530	1,050,038
SFHKB, enclosure no 7	298,950	351,345	42,650	393,995	−6,435	387,560
Stena Line, enclosure no 8		1,551,887	105,861	1,659,261	−175,028	1,484,233
NMM, GLASGOW		21,064	20,566	41,630	−5,152	36,478
STENA DRILLING, ABERDEEN		12,506		12,506	−4,802	7,704
SCANPORT, PUTTGARDEN		15,132		15,132		15,132
EUROPORT, RODBY		1,832		1,832		1,832

TOTAL	5,615,541	7,274,465	881,861	8,157,838	−532,449	7,625,389

SCHEDULE III

Property Cost and Accumulated Depreciation
December 31, 2003

Description	Encumbrances	Initial Cost to Company	Costs Capitalised	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on which Depreciation is Computed
Property data	(Mortgages)	Buildings and land	Improvements
	TSEK	TSEK	TSEK	TSEK	TSEK
Atoomweg	97,640	82,287	0	82,287	−1,790	1979	07/02	100 years
Avio Trade Park	125,657	105,916	4,275	110,192	−17,379	1990	02/90	100 years
Avio Trade Park 2	50,207	42,313	98	42,410	−2,694	1986	04/98	100 years
Brain Park	50,675	42,707	918	43,625	−6,247	1989	11/89	100 years
Eisenhowerlaan	20,884	30,316	200	30,516	−968	1979	01/02	100 years
Haspelslaan	51,399	69,035	417	69,451	−1,915	1986	07/01	100 years
Ottho Heldringstraat	47,663	38,834	0	38,834	−5,763	1990	01/90	100 years
Keizersgracht	36,865	31,068	5,113	36,182	−5,364	1750	10/88	100 years
Kiotoweg	63,325	53,367	24	53,391	−1,063	2002	08/02	100 years
Koninginnegracht 10	17,049	14,368	11,498	25,867	−1,722	1984	06/98	100 years
Koninginnegracht 12	40,441	25,170	10,922	36,092	−1,677	1984	06/98	100 years
Koninginnegracht 13	33,038	27,843	29	27,872	−1,874	1990	12/97	100 years
Koninginnegracht 14	34,994	47,000	0	47,000	−1,231	1994	09/01	100 years
Koninginnegracht 23	22,767	32,346	0	32,346	−1,026	1971	01/02	100 years
Markthalle	46,497	88,274	2,794	91,068	−21,281	1987	12/87	100 years
Nacap	29,884	25,185	1,669	26,854	−4,051	1989	07/89	100 years
New York, Lijnden	85,907	72,399	165	72,564	−1,430	2001	12/01	100 years
Park Voorn	55,723	46,962	0	46,962	−7,724	1989	10/89	100 years
Paviljoensgracht	75,311	63,469	957	64,426	−2,845	1981	12/99	100 years
Rooseveltweg	0	39,120	0	39,120	−327	1995	06/03	100 years
San Francisco, Linjden	33,275	28,043	16	28,059	−768	2002	03/02	100 years
Schipolweg	0	67,127	0	67,127	−1,238	1986	12/02	100 years
Stadhouderskade	79,541	67,034	6,143	73,177	−5,402	1928	10/96	100 years
Veraartlaan	26,535	22,363	1,960	24,323	−1,144	1978	08/99	100 years
Volmerlaan	35,489	34,976	14,364	49,340	−5,682	1978	02/90	100 years
Wilhelminalaan	71,062	53,618	58	53,675	−4,292	1979	05/97	100 years
Zeestraat	53,345	44,957	0	44,957	−1,587	1982	10/00	100 years
TOTAL SIBV	1,285,175	1,296,097	61,619	1,357,716	−108,482

SCHEDULE III
enclosure 1

Property Cost and Accumulated Depreciation
December 31, 2003

Description	Encumbrances	Initial Cost to Company	Costs Capitalised	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on which Depreciation is Computed
Property data	(Mortgages)	Buildings and land	Improvements
	TSEK	TSEK	TSEK	TSEK	TSEK
Rue Brasseur, Luxemburg	161,411	158,149	−5,988	152,161	−5,239	1992	11/89	100 years
Sophia Antipolis, Nice	14,585	15,754	3,190	18,943	−1,181	1989	04/92	100 years
Subbelratherstrasse, Koln	22,473	24,662	2,212	26,873	−805	1957	03/90	100 years
Schlessstrasse, Duesseldorf	60,865	67,335	8,253	75,589	−3,927	1984	06/89	100 years
WTC Sophia Antipolis	68,149	77,985	50,722	128,707	−1,519	1990	12/00	100 years
Cumulative Interest Capitalised	0	10,993		10,993	−990
TOTAL STENA PROPERTY BV	374,304	354,878	58,388	413,266	−13,662

SCHEDULE III
enclosure 2

Property Cost and Accumulated Depreciation
December 31, 2003

Description	Encumbrances	Initial Cost to Company	Costs Capitalised	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on which Depreciation is Computed
Property data	(Mortgages)	Buildings and land	Improvements
	TSEK	TSEK	TSEK	TSEK	TSEK
Lerum 1:246−247	0	9,000	0	9,000	0	2003	200 2	0
TOTAL SFAB	0	9,000	0	9,000	0

SCHEDULE III
enclosure 3

Property Cost and Accumulated Depreciation
December 31, 2003

Description	Encumbrances	Initial Cost to Company	Costs Capitalised	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on which Depreciation is Computed
Property data	(Mortgages)	Buildings and land	Improvements
	TSEK	TSEK	TSEK	TSEK	TSEK
Jarnbrott 126:4	14,699	11,569	2,104	13,673	−1,121	1961	01/01/81	100 years
Kalleback 7:8	10,505	6,381	264	6,645	−583	1964	01/01/81	100 years
Hogsbo 8:9	4,690	5,476	9,595	15,071	−1,223	1971	01/01/81	100 years
Kalleback 12:4	9,000	7,828	422	8,250	−731	1960	31/12/83	100 years
Kvillebacken 12:2	9,200	16,163	3,396	19,559	−1,676	1961	30/09/84	100 years
Biskopsgarden 46:4	16,680	10,446	12,442	22,888	−2,151	1968/73	31/12/85	100 years
Stampen 26:2	96,000	61,871	4,954	66,825	−5,751	1988	01/01/94	100 years
Jarnbrott 164:22	20,000	26,388	151	26,539	−2,607	1966	01/02/94	100 years
Sannegarden 15:4	9,759	0	0	0	0	1973	01/01/83	100 years
Sannegarden 15:5	18,750	37,149	2,358	39,507	−2,861	1973	01/01/83	100 years
Sannegarden 22:19	6,915	0	0	0	0	1973	01/01/83	100 years
Partille 3:234−5	0	84	0	84	0		01/01/83	100 years
Tornbotten 312 mfl	0	−47	0	−47	0		01/05/83	100 years
Askim 70:4-6	120,000	141,295	1,668	142,963	−5,556	1968/98	01/01/00	100 years
Askim 70:1	0	1	0	1	0	1968/98	01/01/00	100 years
Askim 59:38	0	889	81	970	−50	1968/98	01/01/00	100 years
Kardemumman 1−2	15,000	15,379	0	15,379	−511	1990	01/07/00	100 years
Ugglum 14:15	4,000	4,963	2,652	7,615	−533	1982	01/04/88	100 years
Linkarven 6	8,300	9,525	559	10,084	−4,239	1990	01/04/90	100 years
Jarnbrott 144:5	8,625	7,408	94	7,502	−594	1963	01/08/83	100 years
Kalleback 4:1	12,110	13,013	1,874	14,887	−1,209	1963	01/08/83	100 years
Karra 78:3	16,420	13,294	7,821	21,115	−2,368	1973	01/04/86	100 years
Kobbegarden 257:3	28,500	17,926	1,030	18,956	−1,278	1970	01/08/81	100 years
Kobbegarden 257:1	30,000	0	0	0	0	1970	01/08/81	100 years
Kobbegarden 257:2	25,000	32,851	1,925	34,776	−2,383	1970	01/08/81	100 years

SCHEDULE III
enclosure 4

Property Cost and Accumulated Depreciation
December 31, 2003

Description	Encumbrances	Costs Capitalised			Accumulated Depreciation	Date of Construction	Date Acquired	Life on which Depreciation is Computed
Property data	(Mortgages)	Buildings and land	Improvements
	TSEK	TSEK	TSEK	TSEK	TSEK
Askim 70:2	17,181	0	0	0	0	1968	01/08/81	100 years
Askim 70:3	33,195	38,275	4,234	42,509	−2,904	1968	01/08/81	100 years
Kobbegarden 6:139	10,900	6,703	11,271	17,974	−1,534	1974	01/03/86	100 years
Hogsbo 8:10	550	4,620	68	4,688	−264	1960	01/01/90	100 years
Gullbergsvass 5:121	78,000	77,502	13,194	90,696	−8,618	1988	01/04/94	100 years
Kobbegarden 6:3	120,000	125,329	32,735	158,064	−9,137	1970	12/97	100 years
Helsingor 10	39,500	12,635	2,631	15,266	−895	1964	01/05/81	100 years
Kockum 20	8,996	7,268	1,105	8,373	−488	1960	01/05/81	100 years
Concordia 16	0	1,814	527	2,341	−141	1929/42	01/05/81	100 years
Kockum 21/22	11,700	10,473	2,139	12,612	−732	1962	01/01/82	100 years
Bjuro 9	4,500	4,797	8,732	13,529	−1,309	1964	11/82	100 years
Jarnet 2	14,050	798	16,719	17,517	−13,497	1991	12/83	100 years
Bilden 10	21,000	4,563	17,358	21,921	−1,654	1963	04/84	100 years
Almen 20	15,375	8,912	8,814	17,726	−1,225	1966	05/81	100 years
Frans Suell 14	135,000	35,853	99,175	135,028	−9,873	1906/36	02/91	100 years
Frans Suell 8	0	20,590	0	20,590	−104	1900/79	02/94	100 years
Frans Suell 10	0	20,837	4,407	25,244	−3,411	1900/79	02/95	100 years
Brudbuketten 6	0	7,507	3,098	10,605	−793	1991	05/92	100 years
Solbacken 22	7,475	7,125	3,662	10,787	−855	1964	05/92	100 years
Mariedal 3	6,900	5,296	1,365	6,661	−527	1936	10/93	100 years
Viske 8, 9	7,325	9,622	828	10,450	−679	1936	10/93	100 years
Marskalken 7	10,000	10,192	3,753	13,945	−941	1937	05/94	100 years
Flygfaltet 3	3,940	4,632	2,525	7,157	−577	1960/70	05/95	100 years

SCHEDULE III
enclosure 4

Property Cost and Accumulated Depreciation
December 31, 2003

Description	Encumbrances	Costs Capitalised			Accumulated Depreciation	Date of Construction	Date Acquired	Life on which Depreciation is Computed
Property data	(Mortgages)	Buildings and land	Improvements
	TSEK	TSEK	TSEK	TSEK	TSEK
Pilakern 1	65,700	33,364	18,897	52,261	-3,129	1959	05/81	100 years
Pilakern 2	125	126	1,395	1,521	-44	1960/70	05/81	100 years
Almen 16	5,400	4,701	462	5,163	-314	1961	05/81	100 years
Leonard 1	147,000	0		0	1970	11/00		100 years
Abel 14	63,000	167,297	20,331	187,628	-8,729	1973	11/00	100 years
Abel 15	35,000	124,363	9,112	133,475	-1,992	1973	11/00	100 years
Ulla 7	8,000	8,818	1,156	9,974	-663	1960/70	01/99	100 years
Stjarnehus 8	21,000	27,311	195	27,506	-112	1960/70	01/99	100 years
Korpen 39	9,000	11,783	776	12,559	-95	1960/70	01/99	100 years
Laboratorn 4	16,800	25,485	867	26,352	-195	1960/70	01/99	100 years
Professorn 12	11,900	18,321	1,543	19,864	-223	1960/70	01/99	100 years
Frukten 9	790	5,326		5,326	-23	1960/70	01/99	100 years
Flygfaltet 8	0	0	0	0	0	1961	07/87	100 years
Flygfaltet 2	1,500	4,383	38	4,421	-610	1961	07/87	100 years
Flygfaltet 7	6,000	6,637		6,637	-218	1989	08/00	100 years
David 19,20 o 29	22,000	11,688	2,183	13,871	-910	1929/34	01/81	100 years
Hillerod 12	5,250	4,982	359	5,341	-384	1962	01/81	100 years
Nyborg 22	15,000	14,013	1,091	15,104	-990	1968	08/82	100 years
Solbacken 13	2,700	4,653	4,544	9,197	-780	1965	06/86	100 years
Bronsyxan 16	0	12,773	3,743	16,516	-1,329	1975	10/87	100 years
Hymnen 1	22,400	10,762	14,637	25,399	-2,098	1960/70	05/94	100 years
Kantaten 1	42,000	21,472	19,439	40,911	-3,086	1960/70	05/94	100 years
Kantaten 2	33,600	15,624	14,723	30,347	-2,350	1960/70	05/94	100 years
Kantaten 3	37,800	17,407	17,124	34,531	-2,803	1960/70	05/94	100 years
Kantaten 6	27,300	15,397	15,607	31,004	-2,350	1960/70	05/94	100 years

SCHEDULE III
enclosure 4

Property Cost and Accumulated Depreciation
December 31, 2003

Description	Encumbrances	Initial Cost to Company	Costs Capitalised	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on which Depreciation is Computed
Property data	(Mortgages)	Buildings and land	Improvements
	TSEK	TSEK	TSEK	TSEK	TSEK
Docenten 6	10,500	7,856	10,052	17,908	-1,231	1960/70	01/97	100 years
Laboratorn 2	14,700	10,677	12,254	22,931	-1,591	1960/70	01/97	100 years
Professorn 9	15,400	10,191	11,384	21,575	-1,682	1960/70	01/97	100 years
Professorn 11	16,800	13,862	10,253	24,115	-1,856	1960/70	01/97	100 years
Laboratorn 3	13,800	14,256	12,113	26,369	-1,979	1960/70	01/97	100 years
Altona 20 & 21	113,000	72,168	83,208	155,376	-10,029	1966	09/98	100 years
Pontus 20	97,225	126,947	134	127,081	-2,780	1935	04/01	100 years
Sporren 4	49,000	85,995	264	86,259	-2,188	1958	04/01	100 years
Luggude 8	20,000	27,500		27,500	-561	1967	04/01	100 years
Hamplingen 15	12,750	17,015	399	17,414	-527	1964	04/01	100 years
Utanverket 13	48,750	69,000		69,000	-1,289	1958	04/01	100 years
Kolga 6	55,000	74,494	1,926	76,420	-1,111	1935	04/01	100 years
Ryttmastaren 17	31,932	31,932			-227	1970	02/04	100 years
Faltspaten 1	60,000	79,624	79,624		-681	1982	02/04	100 years
TOTAL SFFAB	2,155,930	2,073,397	581,939	2,655,336	-158,742

SCHEDULE III
enclosure 4

Property Cost and Accumulated Depreciation
December 31, 2003

Description	Encumbrances	Initial Cost to Company	Costs Capitalised	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on which Depreciation is Computed
Property data	(Mortgages)	Buildings and land	Improvements
	TSEK	TSEK	TSEK	TSEK	TSEK
Erstavik 26: 8	19,000	16,032	10	16,042	-1,024	1971-75	12/96	100 years
Erstavik 26: 9	17,578	17,149	20	17,169	-1,096	1971-75	12/96	100 years
Erstavik 26: 10	17,300	16,552	87	16,639	-1,057	1971-75	12/96	100 years
Erstavik 26: 11	41,000	32,632	30	32,662	-2,084	1971-75	12/96	100 years
Erstavik 26: 12	36,700	31,121		31,121	-1,986	1971-75	12/96	100 years
Erstavik 26: 13	35,300	27,907	20	27,927	-1,782	1971-75	12/96	100 years
Erstavik 26: 14	31,700	24,969	50	25,019	-1,597	1971-75	12/96	100 years
Erstavik 26: 15	32,308	24,594	20	24,614	-1,571	1971-75	12/96	100 years
Erstavik 26: 16	32,300	24,541	50	24,591	-1,570	1971-75	12/96	100 years
Erstavik 26: 17	32,000	25,221	449	25,670	-1,613	1971-75	12/96	100 years
Erstavik 26: 18	35,900	30,169		30,169	-1,926	1971-75	12/96	100 years
Erstavik 26: 20	4,500	4,311		4,311	-275	1971-75	12/96	100 years
Erstavik 26: 28	13,100	16,128		16,128	-1,029	1971-75	12/96	100 years
Erstavik 26: 29	13,225	16,264	40	16,304	-1,040	1971-75	12/96	100 years
Erstavik 26: 30	13,100	16,212	20	16,232	-1,036	1971-75	12/96	100 years
Erstavik 26:109	35,100	27,675	10	27,685	-1,767	1971-75	12/96	100 years
Erstavik 26:110	35,000	28,578	60	28,638	-1,827	1971-75	12/96	100 years
Erstavik 26:111	31,000	24,571	30	24,601	-1,570	1971-75	12/96	100 years
Erstavik 26:113	33,100	26,058		26,058	-1664	1971-75	12/96	100 years
Erstavik 26:115	33,000	26,618	50	26,668	-1703	1971-75	12/96	100 years
Erstavik 26:117	34,000	27,035	30	27,065	-1727	1971-75	12/96	100 years
Erstavik 26:118	33,800	26,924	10	26,934	-1719	1971-75	12/96	100 years
Erstavik 26:434	6,174	3,175		9,349	-954	1971-75	12/96	100 years
Erstavik 26:488	0	0	0			1971-75	12/96	100 years
TOTAL SFNAB	610,011	517,435	4,161	521,596	-33,617

SCHEDULE III
enclosure 5

Property Cost and Accumulated Depreciation
December 31, 2003

Description	Encumbrances	Initial Cost to Company	Costs Capitalised	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on which Depreciation is Computed
Property data	(Mortgages)	Buildings and land	Improvements
	TSEK	TSEK	TSEK	TSEK	TSEK
Blackebergs Gard 1	15,975	20,920		20,920	-565	1902	04/00	100 years
Forellen 2	31,500	36,680		36,680	-1,059	1981	04/00	100 years
Marknaden 1	70,000	104,400		104,400	-2,545	1971	04/00	100 years
Medicinaren 14	15,000	16,162		16,162	-540	1990	04/00	100 years
Ruddammen 29	45,675	58,696		58,696	-1,540	1940	04/00	100 years
Vendelso 3:1716	12,000	17,589		17,589	-600	1991	04/00	100 years
Hagern Storre 16	350,000	400,516		400,516	-13,014	1990	04/00	100 years
Tempelriddareorden 1	17,500	26,144		26,144	-544	1964	12/01	100 years
Tempelriddareorden 2	12,110	17,482		17,482	-364	1964	12/01	100 years
Tempelriddareorden 3	32,900	49,556		49,556	-1,032	1964	12/01	100 years
Tempelriddareorden 4	26,600	38,642		38,642	-804	1964	12/01	100 years
Tempelriddareorden 6	12,950	19,326		19,326	-402	1964	12/01	100 years
Tempelriddareorden 7	32,900	48,879		48,879	-1,018	1964	12/01	100 years
Tempelriddareorden 8	16,450	25,177		25,177	-525	1964	12/01	100 years
Tempelriddareorden 9	19,950	31,505		31,505	-656	1964	12/01	100 years
Soderbymalm 3:468	177,910	155,000	6,676	161,676	-1,253		12/02	100 years
Grona rutan 1	1,750	3,218		3,218	-69	1964	12/01	100 years
TOTAL SFSAB	891,170	1,069,892	6,676	1,076,568	-26,530

SCHEDULE III
enclosure 6

Property Cost and Accumulated Depreciation
December 31, 2003

Description	Encumbrances	Initial Cost to Company	Costs Capitalised	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on which Depreciation is Computed
Property data	(Mortgages)	Buildings and land	Improvements
	TSEK	TSEK	TSEK	TSEK	TSEK
Haninge Soderbymalm 6:9	15,000	13,390		13,390	-237	1955	07/01	100 years
Haninge Soderbymalm 6:10	28,000	24,720	2,212	26,932	-448	1956	07/01	100 years
Haninge Soderbymalm 3:328	9,000	9,270	1,502	10,772	-164	1956	07/01	100 years
Haninge Soderbymalm 3:329	10,000	11,330	1,856	13,186	-199	1956	07/01	100 years
Haninge Soderbymalm 3:333	9,000	9,270	777	10,047	-168	1957	07/01	100 years
Haninge Soderbymalm 3:372	9,000	10,300	1,512	11,812	-186	1964	07/01	100 years
Haninge Soderbymalm 3:337	34,000	44,290	6,644	50,934	-822	1964	07/01	100 years
Haninge Soderbymalm 9:1	29,000	29,870	4,465	34,335	-546	1964	07/01	104 years
Haninge Soderbymalm 9:2	26,000	28,840	4,438	33,278	-527	1964	07/01	105 years
Haninge Soderbymalm 6:13	10,500	14,573	2,466	17,039	-260	1964	07/01	100 years
Haninge Soderbymalm 6:14	18,750	26,030	3,991	30,021	-485	1964	07/01	100 years
Haninge Soderbymalm 6:15	11,250	15,624	2,231	17,855	-286	1962	07/01	100 years
Haninge Soderbymalm 6:16	6,000	8,331	1,193	9,524	-150	1962	07/01	100 years
Haninge Soderbymalm 7:16	34,500	47,694	7,358	55,052	-859	1963	07/01	100 years
Haninge Soderbymalm 3:395	9,750	13,523	2,005	15,528	-248	1967	07/01	100 years
Haninge Soderbymalm 3:476	39,200	44,290		44,290	-850	1985	07/01	100 years
TOTAL SFHKB	298,950	351,345	42,650	393,995	-6,435

SCHEDULE III
enclosure 7

Property Cost and Accumulated Depreciation
December 31, 2003

Description	Encumbrances	Initial Cost to Company	Costs Capitalised	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on which Depreciation is Computed	Net Book Value
Property data	(Mortgages)	Buildings and land	Improvements
	TSEK	TSEK	TSEK	TSEK	TSEK
Hotel Fredrikshavn		280,079		280,079	-99,843			50 years	180,237
Hotel Grena		57,023		57,023	-24,225			50 years	32,798
Other buildings, Denmark		79,605		79,605	-62,697			50 years	16,909
Land improvements		28,355		28,355	-8,651			20 years	19,704
Port of Stranraer		153,624		153,624	-38,873			20 years	114,751
Port of Holyhead		943,065	105,861	1,048,926	-236,416			20 years	812,510
Port of Fishguard		224,397		224,397	-73,095			20 years	151,302
Hook of Holland		56,592		56,592	-40,896			20 years	15,696
Port of Helsingborg		57,579		57,579	-37,459			20 years	20,120
Port of Trelleborg		76,879		76,879	-51,772			20 years	25,107
Port of Gothenburg		36,608		36,608	-16,825			20 years	19,783
Other				1,513	-1,196				317
Elim on consolidation Oct 31, 2000		-387,919		-387,919	387,919				0
Elim on consolidation Dec 31, 2002		-54,000		-54,000	129,000				75,000
TOTAL STENA LINE	0	1,551,887	105,861	1,659,261	-175,028				1,409,233

SCHEDULE III
enclosure 8

Index to Exhibits

Exhibit No.	Description
3.1	Articles of Association of the Registrant in Swedish, together with an English translation (incorporated by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form F-4 (file number 333-102110) filed with the SEC on December 20, 2002).
4.1	Indenture dated as of November 23, 2004 between the Registrant and JPMorgan Chase Bank, N.A., as trustee, relating to the Registrant's 7% Senior Notes due 2016.
4.2	Form of 7% Senior Note due 2016.
4.3	Registration Rights Agreement, dated November 23, 2004, between the Registrant and J.P. Morgan Securities Inc. and Citigroup Global Markets Inc.
4.4	Form of Indenture between the Registrant and JPMorgan Chase Bank, as Trustee, relating to the Registrant's 7.5% Senior Notes due 2013 (incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form F-4 (file number 333-111353) filed with the SEC on December 19, 2003)).
4.5	Form of Indenture between the Registrant and JPMorgan Chase Bank, as Trustee, relating to the Registrant's 9 5/8% Senior Notes due 2012 (incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form F-4 (file number 333-120110 filed with the SEC on December 20, 2002)).
5.1	Form of Opinion of Skadden, Arps, Slate, Meagher & Flom LLP, with respect to the validity of the Exchange Notes.
5.2	Opinion of Wistrand Advokatbyrå, Gothenburg KB, with respect to the validity of the Exchange Notes.
10.1	Facility Agreement dated December 8, 2004 between Stena International B.V. and Stena (Switzerland) AG, as borrowers, Citigroup Global Markets Ltd. DnB NOR Bank ASA, HSBC Bank plc, J.P. Morgan plc, Nordea Bank AB (publ) and Svenska Handelsbanken AB (publ) as Co-Arrangers, the banks and financial institutions listed therein, and Stena AB (publ) as guarantor.
12.1	Statement re: Computation of Ratio of Earnings to Fixed Charges.
21.1	List of Subsidiaries of the Registrant (incorporated by reference to Exhibit 8 to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (file number 33-99284)).
23.1	Consent and Report on Financial Statement Schedules of KPMG Bohlins AB, Independent Registered Public Accounting Firm, relating to Stena AB (publ).
23.2	Consent of Ernst & Young AB, Independent Auditors, relating to Bostads AB Drott (publ).
23.3	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1).
23.4	Consent of Wistrand Advokatbyr|$$|Aoa, Gothenburg KB (included in Exhibit 5.2).
24.1	Powers of Attorney (included on signature pages to the Registration Statement).
25.1	Statement of Eligibility and Qualification on Form T-1 of JPMorgan Chase Bank, N.A. as trustee under the Indenture for the 7% Senior Notes due 2016.
99.1	Form of Letter of Transmittal.
99.2	Form of Notice of Guaranteed Delivery.
99.3	Form of Letter to Clients.
99.4	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.